Schwab Government Cash Reserves™

Annual Report
December 31, 2004

charles SCHWAB

In This Report

Schwab Government Cash Reserves™
Ticker Symbol: **SWHXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R. Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the fund since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

In this type of economic environment, we factored in what the Fed had done and what it was likely to do throughout the year. When the strong employment numbers came in April, adding to the positive news described above, it appeared that short-term interest rates would slowly head higher. And they did, starting in June, causing the money market curve to steepen.

The fund maintained a conservative investment approach, but took advantage of the periodic spreads in yields between agency and repurchase agreements as accounting irregularities and potential political action affected some agencies. With rates rising mid-year and expected to head higher, we maintained a short weighted average maturity (WAM) for the fund, ranging from 25 to 35 days. In doing so we lowered the fund's exposure to rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled the fund to more quickly reinvest at higher rates.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	1.28%
Seven-Day Yield–No Waiver[2]	0.90%
Seven-Day Effective Yield[1]	1.29%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	24 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab. Please refer to the Statement of Operations for additional information on expense waivers.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Government Cash Reserves™				
Actual Return	1.07%	$1,000	$1,003.30	$5.39
Hypothetical 5% Return	1.07%	$1,000	$1,019.76	$5.43

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.00[1]	0.00[1]	0.01	0.03	0.05
Less distributions:					
Dividends from net investment income	(0.00)[1]	(0.00)[1]	(0.01)	(0.03)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.36	0.08	0.68	3.08	5.33
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.03[2]	1.14[3]	1.25	1.25	1.14[4]
Gross operating expenses	1.40	1.45	1.41	1.50	1.47
Net investment income	0.35	0.08	0.67	2.99	5.24
Net assets, end of period ($ x 1,000,000)	650	644	639	562	412

[1] Per-share amount was less than $0.01.

[2] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.13%.

[3] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense ratio by an additional 0.11%.

[4] The ratio of net operating expenses would have been 1.13% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
46.0%	U.S. Government Securities	298,884	298,884
54.1%	Other Investments	352,047	352,047
100.1%	Total Investments	650,931	650,931
(0.1)%	Other Assets and Liabilities		(655)
100.0%	Total Net Assets		650,276

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Government Securities 46.0% of net assets

Discount Notes 43.8%

Fannie Mae

2.18%, 01/05/05	1,502	1,502
2.27%, 01/11/05	5,400	5,397
1.99%, 01/12/05	10,000	9,994
2.00%, 01/24/05	10,000	9,987
2.11%, 02/01/05	10,000	9,982
2.33%, 02/08/05	1,863	1,858
2.20%, 02/09/05	6,881	6,865
2.34%, 02/16/05	2,204	2,197
2.22%, 03/04/05	1,000	996
2.35%, 03/09/05	10,000	9,956
2.41%, 03/09/05	1,300	1,294
2.43%, 03/16/05	10,000	9,950
2.47%, 03/23/05	7,350	7,309
2.15%, 04/06/05	10,000	9,944
2.13%, 04/13/05	5,000	4,970

Federal Home Loan Bank

2.21%, 01/12/05	3,100	3,098
2.06%, 01/14/05	1,200	1,199
2.19%, 01/14/05	3,300	3,297
2.06%, 01/21/05	1,900	1,898
2.00%, 01/26/05	15,000	14,979
2.06%, 01/26/05	1,516	1,514
2.20%, 01/26/05	1,600	1,598
2.04%, 01/28/05	10,000	9,985
2.29%, 02/09/05	1,402	1,399
2.30%, 02/09/05	1,500	1,496
2.22%, 02/16/05	15,000	14,958
2.28%, 02/18/05	1,130	1,127
2.21%, 04/22/05	1,943	1,930

Freddie Mac

2.21%, 01/10/05	1,300	1,299
2.22%, 01/10/05	2,200	2,199
2.17%, 01/11/05	8,000	7,995
2.18%, 01/11/05	10,257	10,251
2.21%, 01/11/05	1,200	1,199
1.99%, 01/18/05	20,000	19,982
2.07%, 01/18/05	4,000	3,996
2.19%, 01/18/05	3,000	2,997
2.21%, 01/18/05	1,500	1,498
2.26%, 01/19/05	2,000	1,998
2.06%, 01/24/05	1,400	1,398

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.04%, 01/25/05	2,541	2,538
2.06%, 01/25/05	3,300	3,295
2.27%, 02/15/05	2,900	2,892
2.26%, 02/22/05	10,000	9,968
2.27%, 02/22/05	12,445	12,404
2.22%, 03/01/05	5,000	4,982
2.32%, 03/01/05	14,295	14,241
2.09%, 03/29/05	5,000	4,975
2.50%, 04/04/05	1,500	1,490
2.42%, 05/17/05	10,000	9,910
2.47%, 05/17/05	5,000	4,954
2.70%, 06/28/05	7,832	7,729
		284,869

Coupon Notes 2.2%

Federal Home Loan Bank		
4.13%, 01/14/05	11,000	11,008
4.00%, 02/15/05	3,000	3,007
		14,015

Other Investments 54.1% of net assets

Repurchase Agreements 54.1%

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Corp. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $114,240 2.28%, issued 12/31/04, due 01/03/05	112,021	112,000
Bear Stearns Companies, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $114,245 2.28%, issued 12/31/04, due 01/03/05	112,021	112,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $114,291 2.30%, issued 12/31/04, due 01/03/05	112,069	112,047
Goldman Sachs & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $16,320 2.35%, issued 12/30/04, due 01/06/05	8,004	8,000
2.35%, issued 12/30/04, due 01/07/05	8,004	8,000
		352,047

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$298,884
Repurchase agreements, at value		352,047
Interest receivable		279
Prepaid expenses	+	246
Total assets		**651,456**

Liabilities

Payables:		
Dividends to shareholders		36
Investments bought		15
Transfer agent and shareholder service fees		15
Transaction service fees		1,055
Trustees' fees		5
Accrued expenses	+	54
Total liabilities		**1,180**

Net Assets

Total assets		651,456
Total liabilities	–	1,180
Net assets		**$650,276**

Net Assets by Source

Capital received from investors	650,299
Net realized capital losses	(23)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$650,276		650,300		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $650,931.

Federal Tax Data

Cost basis of portfolio	$650,931

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$1
2011	+ 22
	$23

 See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest		**$8,479**

Expenses

Investment adviser and administrator fees		2,323
Transfer agent and shareholder service fees		2,751
Transaction service fees		3,092
Trustees' fees		28
Custodian and portfolio accounting fees		64
Professional fees		33
Registration fees		201
Shareholder reports		52
Other expenses	+	10
Total expenses		8,554
Expense reduction	–	2,228
Net expenses		**6,326**

Increase in Net Assets from Operations

Total investment income		8,479
Net expenses	–	6,326
Net investment income		**2,153**
Increase in net assets from operations		**$2,153**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For transaction services, Schwab receives a fee based on the number and type of transactions provided.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $1,437, which reduced the fund's annualized operating expense ratio (OER) by 0.24%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the OER of this fund through April 30, 2005, to 0.99% of average daily net assets. Prior to September 1, 2004, this limit was 1.25%. This limit excludes interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $791 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.13%. The combination of these two waivers resulted in a net annualized OER for the period of 1.03%.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		1/1/04–12/31/04	1/1/03–12/31/03
Net investment income		$2,153	$502
Net realized losses	+	–	(22)
Increase in net assets from operations		**2,153**	**480**

Distributions Paid

Dividends from net investment income		**2,153**	**502**

Transactions in Fund Shares

Shares sold		5,885,347	6,056,415
Shares reinvested		2,065	481
Shares redeemed	+	(5,880,712)	(6,052,786)
Net transactions in fund shares		**6,700**	**4,110**

Net Assets

Beginning of period		643,576	639,488
Total increase	+	6,700	4,088
End of period		**$650,276**	**$643,576**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year	
Ordinary income	$2,153
Long-term capital gains	$–
Prior year	
Ordinary income	$502
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Government Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Government Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Taxable Money Funds

Annual Report
December 31, 2004

Schwab Government
Money Fund™

Schwab U.S. Treasury
Money Fund™

Schwab Value Advantage
Money Fund®

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the Value Advantage Money fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the Value Advantage Money fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Funds

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.



Karen Wiggan, a vice president of the investment adviser and senior portfolio manager, has been responsible for day-to-day management of the Government Money and U.S. Treasury Money funds since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Schwab Government Money Fund™ maintained a conservative investment approach, but took advantage of the periodic spreads in yields between agency and repurchase agreements (repo) as accounting irregularities and potential political action affected some agencies. With rates rising mid-year and expected to head higher, we increased the fund's position in variable rate securities. The interest rates on these types of securities reset frequently, allowing us the opportunity to capture a rise in market rates. We also reduced the fund's weighted average maturity (WAM) from approximately 60 to 40 days, thus positioning the fund to benefit from rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

The Schwab U.S. Treasury Money Fund™ was able to take advantage of increased Treasury supply that narrowed the spread between Treasury securities and other money market instruments. Prior to the Fed's first rate hike in June we kept the fund's weighted average maturity (WAM) slightly long. Being longer in a low-interest rate environment provides certain longer-term yield advantages. But as the economy improved and the Fed focused on bringing interest rates to a more "neutral" level, we shortened the fund's WAM from approximately 70 days to 50 days.

The Schwab Value Advantage Money Fund® increased its position in variable-rate securities as the economy showed signs of strength and the Fed began to raise interest rates. Investing in variable-rate securities in a rising interest rate environment is beneficial because this type of security resets its interest rate frequently, providing the opportunity to capture a rise in market rates in a timely manner. We also reduced the fund's weighted average maturity (WAM) from approximately 60 to 45 days, lowering the fund's exposure to rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund		
			Investor Shares	Select Shares®	Institutional Shares
Seven-Day Yield[1]	1.46%	1.30%	1.79%	1.89%	2.00%
Seven-Day Yield–No Waiver[2]	1.37%	1.12%	1.68%	1.68%	1.68%
Seven-Day Effective Yield[1]	1.47%	1.30%	1.81%	1.91%	2.02%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund
Weighted Average Maturity	42 days	56 days	41 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1
Minimum Initial Investment[3]			
Sweep Investments™	*	*	n/a
Investor Shares ($15,000 for IRA and custodial accounts)	n/a	n/a	$25,000
Select Shares	n/a	n/a	$1,000,000
Institutional Shares			
Investment Manager Per Client Account	n/a	n/a	$3,000,000
Other Investors	n/a	n/a	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Government Money Fund™				
Actual Return	0.75%	$1,000	$1,004.70	$3.78
Hypothetical 5% Return	0.75%	$1,000	$1,021.37	$3.81
Schwab U.S. Treasury Money Fund™				
Actual Return	0.65%	$1,000	$1,004.40	$3.27
Hypothetical 5% Return	0.65%	$1,000	$1,021.87	$3.30
Schwab Value Advantage Money Fund™				
Investor Shares				
Actual Return	0.45%	$1,000	$1,006.40	$2.27
Hypothetical 5% Return	0.45%	$1,000	$1,022.87	$2.29
Select Shares®				
Actual Return	0.35%	$1,000	$1,006.90	$1.77
Hypothetical 5% Return	0.35%	$1,000	$1,023.38	$1.78
Institutional Shares				
Actual Return	0.24%	$1,000	$1,007.50	$1.21
Hypothetical 5% Return	0.24%	$1,000	$1,023.93	$1.22

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to that fund's or share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Government Money Fund™

Financial Statements

Financial Highlights

	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.04	0.06
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.65	0.48	1.20	3.63	5.69
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75	0.76[2]
Gross operating expenses	0.83	0.83	0.83	0.84	0.85
Net investment income	0.64	0.49	1.19	3.52	5.54
Net assets, end of period ($ x 1,000,000)	2,535	2,838	3,092	3,054	2,509

[1] Per-share amount was less than $0.01.
[2] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
41.4%	U.S. Government Securities	1,049,396	1,049,396
21.1%	Variable-Rate Obligations	533,973	533,973
37.4%	Other Investments	949,160	949,160
99.9%	Total Investments	2,532,529	2,532,529
0.1%	Other Assets and Liabilities		2,737
100.0%	Net Assets		2,535,266

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 41.4% of net assets		
Discount Notes 34.3%		
Fannie Mae		
1.33%, 01/07/05	15,000	14,997
1.99%, 01/12/05	30,000	29,982
2.00%, 01/24/05	32,000	31,959
2.11%, 02/01/05	30,000	29,946
2.20%, 02/09/05	10,000	9,976
2.39%, 03/01/05	25,000	24,902
1.89%, 03/02/05	25,000	24,922
1.91%, 03/02/05	15,000	14,953
2.40%, 03/04/05	25,000	24,897
2.35%, 03/09/05	30,000	29,869
1.39%, 03/28/05	10,000	9,967
2.12%, 04/06/05	8,804	8,755
2.15%, 04/06/05	10,000	9,944
2.13%, 04/13/05	15,000	14,911
2.25%, 04/27/05	15,000	14,892
2.27%, 04/27/05	18,000	17,870
2.53%, 05/11/05	15,492	15,352
2.70%, 06/24/05	34,400	33,958
Federal Home Loan Bank		
2.06%, 01/19/05	3,325	3,322
2.21%, 01/21/05	8,000	7,990
2.00%, 01/26/05	25,000	24,965
2.04%, 01/28/05	22,000	21,967
2.22%, 02/16/05	30,000	29,915
Freddie Mac		
2.17%, 01/11/05	10,600	10,594
2.21%, 01/11/05	3,000	2,998
1.99%, 01/18/05	65,000	64,939
2.00%, 01/18/05	25,904	25,880
2.06%, 01/18/05	4,100	4,096
2.21%, 01/24/05	13,000	12,982
2.21%, 01/25/05	3,115	3,110
2.21%, 02/15/05	40,000	39,890
2.26%, 02/22/05	20,000	19,935
2.27%, 02/22/05	22,000	21,928
2.32%, 03/01/05	25,218	25,123
2.09%, 03/29/05	24,000	23,880
2.49%, 03/29/05	18,025	17,917
1.38%, 04/05/05	15,000	14,947
2.15%, 04/19/05	15,000	14,904
2.21%, 04/19/05	15,000	14,901
2.42%, 05/17/05	40,000	39,639

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.47%, 05/17/05	15,000	14,862
2.53%, 05/24/05	13,621	13,486
2.66%, 06/14/05	13,450	13,289
2.68%, 06/21/05	20,000	19,749
		869,260

Coupon Notes 7.1%

Fannie Mae		
1.40%, 02/25/05	20,000	20,000
1.35%, 04/28/05	20,000	20,000
1.61%, 05/13/05	15,000	15,000
Federal Home Loan Bank		
4.13%, 01/14/05	20,000	20,014
1.50%, 02/28/05	10,000	10,000
1.60%, 03/01/05	15,000	15,000
1.40%, 04/01/05	15,000	15,000
4.13%, 05/13/05	10,000	10,090
Freddie Mac		
1.88%, 01/15/05	20,000	20,000
3.88%, 02/15/05	10,000	10,032
1.32%, 02/23/05	25,000	25,000
		180,136

Variable-Rate Obligations 21.1% of net assets

Coupon Notes 21.1%

Fannie Mae		
1.88%, 01/03/05	30,000	29,985
2.23%, 01/07/05	25,000	24,986
2.35%, 01/18/05	40,000	39,999
2.30%, 01/31/05	50,000	49,984
2.31%, 03/07/05	50,000	49,980
2.33%, 03/09/05	40,000	39,985
Federal Home Loan Bank		
2.17%, 01/03/05	35,000	34,968
2.23%, 01/05/05	60,000	59,977
2.31%, 01/18/05	50,000	49,987
2.33%, 01/26/05	40,000	39,995
2.48%, 03/30/05	50,000	50,000
Freddie Mac		
2.00%, 01/07/05	64,125	64,127
		533,973

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Other Investments 37.4% of net assets		

Repurchase Agreements 37.4%

Bank of America Securities L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $94,860		
2.28%, issued 12/31/04, due 01/03/05	93,018	93,000
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $125,464		
2.28%, issued 12/31/04, due 01/03/05	93,018	93,000
2.24%, issued 11/17/04, due 01/07/05	30,095	30,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $395,934		
2.30%, issued 12/31/04, due 01/03/05	93,178	93,160
2.40%, issued 12/27/04, due 01/04/05	20,011	20,000
2.30%, issued 12/22/04, due 01/05/05	50,045	50,000
2.31%, issued 12/15/04, due 01/05/05	40,054	40,000
2.31%, issued 12/17/04, due 01/06/05	30,039	30,000
2.31%, issued 12/23/04, due 01/07/05	40,039	40,000
2.31%, issued 12/16/04, due 01/07/05	35,049	35,000
2.32%, issued 12/20/04, due 01/07/05	30,035	30,000
2.33%, issued 12/23/04, due 01/07/05	50,049	50,000

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Goldman Sachs & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $61,200		
2.34%, issued 12/29/04, due 01/07/05	50,029	50,000
2.38%, issued 12/29/04, due 01/06/05	10,005	10,000
Morgan Stanley & Co.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $76,500		
2.03%, issued 10/26/04, due 01/07/05	40,165	40,000
2.28%, issued 12/09/04, due 01/06/05	35,062	35,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $214,212		
2.31%, issued 12/14/04, due 01/04/05	30,040	30,000
2.22%, issued 12/02/04, due 01/05/05	35,073	35,000
2.19%, issued 11/08/04, due 01/07/05	30,110	30,000
2.31%, issued 12/13/04, due 01/07/05	35,056	35,000
2.32%, issued 12/03/04, due 01/07/05	40,090	40,000
2.40%, issued 12/27/04, due 01/07/05	40,029	40,000
		949,160

End of investments.

 See financial notes.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$1,583,369
Repurchase agreements, at value		949,160
Interest receivable		3,048
Prepaid expenses	+	10
Total assets		**2,535,587**

Liabilities

Payables:		
Dividends to shareholders		111
Investment adviser and administrator fees		39
Transfer agent and shareholder service fees		62
Trustees' fees		5
Accrued expenses	+	104
Total liabilities		**321**

Net Assets

Total assets		2,535,587
Total liabilities	–	321
Net assets		**$2,535,266**

Net Assets by Source

Capital received from investors	2,535,825
Net realized capital losses	(559)

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$2,535,266		2,536,378		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $2,532,529.

Federal Tax Data

Cost basis of portfolio	$2,532,529
As of December 31, 2004:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$226
2006	119
2007	184
2008	13
2010	1
2011	+ 16
	$559
Reclassifications:	
Net realized capital gains	$162
Reclassified as:	
Capital received from investors	($162)

See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income		
Interest		**$39,042**
Expenses		
Investment adviser and administrator fees		10,135
Transfer agent and shareholder service fees		12,645
Trustees' fees		30
Custodian and portfolio accounting fees		232
Professional fees		33
Registration fees		173
Shareholder reports		88
Other expenses	+	40
Total expenses		23,376
Expense reduction	–	2,301
Net expenses		**21,075**
Increase in Net Assets from Operations		
Total investment income		39,042
Net expenses	–	21,075
Net investment income		**17,967**
Increase in net assets from operations		**$17,967**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		1/1/04–12/31/04	1/1/03–12/31/03
Net investment income		$17,967	$14,944
Net realized losses	+	–	(16)
Increase in net assets from operations		**17,967**	**14,928**

Distributions Paid

Dividends from net investment income		**17,967**	**14,944**

Transactions in Fund Shares

Shares sold		8,723,826	8,476,017
Shares reinvested		17,617	14,704
Shares redeemed	+	(9,043,706)	(8,744,747)
Net transactions in fund shares		**(302,263)**	**(254,026)**

Net Assets

Beginning of period		2,837,529	3,091,571
Total decrease	+	(302,263)	(254,042)
End of period		**$2,535,266**	**$2,837,529**

The tax-basis components of distributions are:

Current year	
Ordinary income	$17,967
Long-term capital gains	$–
Prior year	
Ordinary income	$14,944
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes.

Schwab U.S. Treasury Money Fund™

Financial Statements

Financial Highlights

	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.04	0.05
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.04)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.62	0.49	1.15	3.61	5.40
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.65	0.66[2]
Gross operating expenses	0.82	0.82	0.82	0.84	0.85
Net investment income	0.61	0.49	1.15	3.44	5.27
Net assets, end of period ($ x 1,000,000)	3,811	4,046	4,323	4,042	2,750

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% U.S. Government Securities	3,810,191	3,810,191
100.0% Total Investments	3,810,191	3,810,191
0.0% Other Assets and Liabilities		852
100.0% Net Assets		3,811,043

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 100.0% of net assets		

Treasury Bills 94.4%

U.S. Treasury Bills

1.66%, 01/06/05	870	870
1.75%, 01/06/05	50,000	49,988
2.07%, 01/06/05	50,000	49,986
1.69%, 01/13/05	178,930	178,830

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
1.70%, 01/13/05	36,320	36,299
1.76%, 01/20/05	264,235	263,991
1.77%, 01/20/05	75,000	74,931
1.79%, 01/20/05	92,280	92,193
1.80%, 01/20/05	1,775	1,773
1.65%, 01/27/05	1,995	1,993
1.78%, 01/27/05	50,000	49,936
1.79%, 01/27/05	200,000	199,743
1.86%, 01/27/05	50,000	49,933
1.87%, 01/27/05	25,000	24,966
1.89%, 01/27/05	40,000	39,946
1.76%, 02/03/05	50,000	49,919
1.82%, 02/03/05	200,000	199,669
1.86%, 02/03/05	14,180	14,156
2.02%, 02/03/05	80,000	79,852
1.83%, 02/10/05	200,525	200,120
1.96%, 02/10/05	200,000	199,567
1.83%, 02/17/05	5,370	5,357
1.86%, 02/17/05	100,000	99,759
2.01%, 02/17/05	4,505	4,493
2.06%, 02/17/05	50,000	49,866
2.08%, 02/17/05	250,000	249,324
2.10%, 02/17/05	4,365	4,353
2.12%, 02/17/05	11,705	11,673
1.87%, 02/24/05	200,000	199,444
2.02%, 02/24/05	107,770	107,446
2.18%, 02/24/05	30,000	29,902
1.87%, 03/03/05	50,000	49,843
2.21%, 03/10/05	100,000	99,584
2.22%, 03/10/05	50,000	49,791
2.19%, 03/24/05	50,000	49,752
2.20%, 03/31/05	100,000	99,460
1.97%, 04/14/05	150,000	149,161
1.98%, 04/14/05	50,000	49,720
1.99%, 04/14/05	13,530	13,454
2.03%, 04/14/05	3,985	3,962
1.99%, 04/21/05	50,000	49,698
2.01%, 04/21/05	50,000	49,696
2.27%, 04/21/05	30,000	29,794
2.11%, 04/28/05	88,940	88,335
2.14%, 04/28/05	13,225	13,134
2.25%, 04/28/05	20,000	19,855
2.27%, 05/12/05	6,425	6,373
2.39%, 06/09/05	25,000	24,739
2.49%, 06/23/05	109,850	108,551
2.53%, 06/23/05	23,770	23,485
		3,598,665

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Treasury Notes 5.6%		
U.S. Treasury Notes		
1.63%, 01/31/05	11,025	11,021
1.50%, 02/28/05	27,245	27,256
1.63%, 03/31/05	124,285	124,329
6.75%, 05/15/05	48,160	48,920
		211,526

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$3,810,191
Cash	1
Interest receivable	1,152
Prepaid expenses	+ 70
Total assets	**3,811,414**

The amortized cost for the fund's securities was $3,810,191.

Liabilities

Payables:	
Dividends to shareholders	152
Investment adviser and administrator fees	38
Transfer agent and shareholder service fees	94
Trustees' fees	3
Accrued expenses	+ 84
Total liabilities	**371**

Net Assets

Total assets	3,811,414
Total liabilities	− 371
Net assets	**$3,811,043**

Net Assets by Source

Capital received from investors	3,812,107
Net realized capital losses	(1,064)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$3,811,043		3,812,171		$1.00

Federal Tax Data

Cost basis of portfolio $3,810,207

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$62
2006	89
2007	580
2010	66
2011	75
2012	+ 125
	$997

Deferred capital losses $51

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$52,287**

Net Realized Gains and Losses

Net realized losses on investments sold	**(192)**

Expenses

Investment adviser and administrator fees		14,802
Transfer agent and shareholder service fees		18,635
Trustees' fees		35
Custodian and portfolio accounting fees		321
Professional fees		38
Registration fees		119
Shareholder reports		74
Other expenses	+	47
Total expenses		34,071
Expense reduction	−	7,154
Net expenses		**26,917**

Increase in Net Assets from Operations

Total investment income		52,287
Net expenses	−	26,917
Net investment income		**25,370**
Net realized losses	+	(192)
Increase in net assets from operations		**$25,178**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$25,370	$20,290
Net realized losses	+ (192)	(56)
Increase in net assets from operations	**25,178**	**20,234**

Distributions Paid

Dividends from net investment income	**25,370**	**20,290**

Transactions in Fund Shares

Shares sold	11,353,793	10,404,314
Shares reinvested	25,007	20,037
Shares redeemed	+(11,613,375)	(10,701,867)
Net transactions in fund shares	**(234,575)**	**(277,516)**

Net Assets

Beginning of period	4,045,810	4,323,382
Total decrease	+ (234,767)	(277,572)
End of period	**$3,811,043**	**$4,045,810**

The tax-basis components of distributions are:

Current year

Ordinary income	$25,370
Long-term capital gains	$–

Prior year

Ordinary income	$20,290
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Schwab Value Advantage Money Fund®

Financial Statements

Financial Highlights

Investor Shares	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.02	0.04	0.06
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.02)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.98	0.80	1.55	4.05	6.22
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.43	0.41[1]
Gross operating expenses	0.56	0.55	0.54	0.56	0.60
Net investment income	0.97	0.81	1.55	3.92	6.07
Net assets, end of period ($ x 1,000,000)	23,365	28,860	38,728	44,247	36,319

Select Shares	1/1/04–12/31/04	2/28/03[2]–12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	0.01
Less distributions:		
Dividends from net investment income	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00
Total return (%)	1.09	0.72[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.35	0.35[4]
Gross operating expenses	0.56	0.55[4]
Net investment income	1.10	0.83[4]
Net assets, end of period ($ x 1,000,000)	1,209	1,013

[1] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.
[2] Commencement of operations.
[3] Not annualized.
[4] Annualized.

Institutional Shares	1/1/04–12/31/04	1/1/03–12/31/03	7/1/02[1]–12/31/02
Per-Share Data ($)			
Net asset value at beginning of period	1.00	1.00	1.00
Income from investment operations:			
Net investment income	0.01	0.01	0.01
Less distributions:			
Dividends from net investment income	(0.01)	(0.01)	(0.01)
Net asset value at end of period	1.00	1.00	1.00
Total return (%)	1.20	1.01	0.81[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.24	0.24	0.24[3]
Gross operating expenses	0.56	0.55	0.55[3]
Net investment income	1.20	1.00	1.57[3]
Net assets, end of period ($ x 1,000,000)	1,054	720	521

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

◆ Asset-backed security

✦ Credit-enhanced security

• Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
68.8% Fixed-Rate Obligations	17,644,633	17,644,633
1.7% U.S. Government Securities	419,775	419,775
19.4% Variable-Rate Obligations	4,973,270	4,973,270
9.9% Other Investments	2,542,119	2,542,119
99.8% Total Investments	25,579,797	25,579,797
0.2% Other Assets and Liabilities		48,191
100.0% Total Net Assets		25,627,988

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 68.8% of net assets		
Commercial Paper & Other Corporate Obligations 44.9%		
AB Spintab		
2.33%, 02/25/05	105,000	104,628
Alliance & Leicester, PLC, Section 4(2) / 144A		
2.03%, 01/18/05	8,000	7,992
2.11%, 03/01/05	35,000	34,880
2.38%, 03/10/05	79,000	78,648
✦ **Allied Irish Banks North America**		
2.27%, 01/06/05	10,000	9,997
◆✦ **Alpine Securitization Corp., Section 4(2) / 144A**		
2.01%, 01/06/05	37,000	36,990
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
2.30%, 02/22/05	58,227	58,034
2.33%, 02/22/05	15,836	15,783
✦ **ANZ National (Int'l) Ltd.**		
2.31%, 01/14/05	130,000	129,892
◆✦ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.01%, 01/11/05	36,000	35,980
2.08%, 03/21/05	10,000	9,955
2.51%, 05/17/05	44,000	43,588
◆✦ **ASAP Funding Ltd., Section 4(2) / 144A**		
2.26%, 01/24/05	83,000	82,881
2.39%, 01/27/05	23,000	22,960
2.26%, 02/01/05	12,000	11,977
2.27%, 02/03/05	10,000	9,979
2.40%, 03/02/05	77,000	76,693
◆✦ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
2.29%, 01/03/05	20,060	20,057
2.36%, 01/05/05	50,000	49,987
2.36%, 01/19/05	46,347	46,292
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.97%, 01/03/05	128,690	128,676
1.97%, 01/04/05	128,445	128,424
2.03%, 01/19/05	143,883	143,738
2.28%, 02/23/05	20,000	19,933
2.20%, 04/08/05	74,382	73,945
2.49%, 04/20/05	73,160	72,615

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank of America Corp.		
2.01%, 01/13/05	310,000	309,793
2.05%, 02/04/05	90,000	89,827
2.27%, 02/17/05	388,000	386,855
Bank of Ireland, Section 4(2) / 144A		
2.35%, 01/06/05	172,000	171,944
2.38%, 03/09/05	33,000	32,855
+ Barclays U.S. Funding Corp.		
2.26%, 02/22/05	55,000	54,821
Bear Stearns Companies, Inc.		
1.98%, 01/10/05	33,000	32,984
2.02%, 01/19/05	43,000	42,957
◆+ Beta Finance, Inc., Section 3c7 / 144A		
1.97%, 01/05/05	43,000	42,991
1.99%, 01/05/05	12,000	11,997
2.01%, 01/11/05	44,000	43,976
2.07%, 01/28/05	12,000	11,981
2.26%, 02/15/05	74,500	74,290
2.33%, 02/25/05	19,000	18,933
+ Calyon North America, Inc.		
2.26%, 01/07/05	50,000	49,981
+ CBA (Delaware) Finance, Inc.		
2.28%, 02/22/05	28,000	27,908
◆ CC (USA), Inc., Section 3c7 / 144A		
2.02%, 01/18/05	82,000	81,922
2.07%, 01/27/05	10,000	9,985
2.08%, 01/27/05	30,000	29,955
2.27%, 02/16/05	30,000	29,913
2.29%, 02/22/05	53,000	52,825
2.38%, 03/01/05	10,000	9,961
2.09%, 03/24/05	5,000	4,976
2.17%, 04/13/05	16,000	15,903
Citicorp		
2.37%, 01/28/05	100,000	99,823
2.41%, 03/14/05	11,000	10,947
Citigroup Global Markets Holdings, Inc.		
2.07%, 01/24/05	85,000	84,888
◆+ Concord Minutemen Capital Co., Section 3c7 / 144A		
2.29%, 01/05/05	30,000	29,992
2.30%, 01/06/05	30,067	30,057
2.00%, 01/10/05	33,503	33,486
2.00%, 01/10/05	74,060	74,023
2.01%, 01/10/05	40,000	39,980
2.33%, 01/10/05	35,074	35,054
2.02%, 01/11/05	10,000	9,994

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.06%, 01/21/05	86,949	86,850
2.29%, 02/18/05	15,000	14,954
◆+ Crown Point Capital Co., L.L.C., Section 4(2) / 144A		
2.02%, 01/07/05	25,000	24,992
2.01%, 01/11/05	20,493	20,482
2.03%, 01/11/05	35,195	35,175
2.02%, 01/12/05	22,862	22,848
2.04%, 01/14/05	36,330	36,303
2.03%, 01/18/05	18,500	18,482
2.04%, 01/19/05	55,000	54,944
2.28%, 02/16/05	50,000	49,855
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A		
2.27%, 01/03/05	25,000	24,997
2.00%, 01/05/05	90,000	89,980
2.02%, 01/05/05	48,000	47,989
1.99%, 01/06/05	83,000	82,977
2.02%, 01/06/05	32,000	31,991
2.30%, 01/12/05	88,000	87,938
2.32%, 01/13/05	120,000	119,908
2.31%, 01/14/05	6,500	6,495
2.04%, 01/19/05	15,000	14,985
2.39%, 02/16/05	145,000	144,559
+ Danske Corp.		
2.38%, 02/23/05	193,000	192,327
2.38%, 02/25/05	40,000	39,855
DePfa Bank PLC, Section 4(2) / 144A		
2.07%, 01/26/05	65,000	64,907
+ Deutsche Bank Financial, L.L.C.		
2.06%, 03/03/05	200,000	199,309
+ Dexia Delaware L.L.C.		
2.44%, 03/08/05	57,900	57,642
2.44%, 03/14/05	60,000	59,708
DnB NOR Bank ASA		
2.25%, 02/14/05	104,000	103,715
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.06%, 01/25/05	88,000	87,880
2.29%, 02/15/05	71,000	70,798
2.29%, 02/17/05	31,500	31,406
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
2.03%, 01/18/05	100,000	99,905
2.04%, 01/20/05	25,000	24,973
2.04%, 01/21/05	25,000	24,972
2.07%, 01/24/05	25,000	24,967
2.06%, 01/25/05	23,000	22,969

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.07%, 01/25/05	20,000	19,973
2.28%, 02/16/05	2,000	1,994
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
2.06%, 01/21/05	29,000	28,967
2.14%, 03/28/05	9,178	9,132
◆+ Falcon Asset Securitization Corp., Section 4(2) / 144A		
2.28%, 01/12/05	148,609	148,506
2.34%, 01/20/05	220,321	220,050
ForeningsSparbanken AB (Swedbank)		
2.34%, 02/23/05	180,000	179,383
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
1.99%, 01/03/05	45,000	44,995
2.04%, 01/20/05	120,000	119,871
2.04%, 01/21/05	48,000	47,946
2.06%, 01/24/05	22,550	22,520
2.07%, 01/27/05	11,000	10,984
2.38%, 03/01/05	15,000	14,942
General Electric Capital Corp.		
2.00%, 01/07/05	298,000	297,901
2.04%, 01/19/05	40,000	39,959
2.25%, 02/15/05	140,000	139,608
2.28%, 02/18/05	222,000	221,328
General Electric Capital Services		
2.06%, 01/26/05	25,000	24,964
2.25%, 02/15/05	50,000	49,860
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
2.02%, 01/13/05	70,000	69,953
2.08%, 01/14/05	50,000	49,963
2.26%, 02/14/05	6,000	5,984
2.26%, 02/15/05	125,000	124,648
◆+ Grampian Funding, L.L.C., Section 4(2) / 144A		
1.97%, 01/03/05	75,000	74,992
2.04%, 01/21/05	84,000	83,905
2.29%, 02/22/05	71,500	71,265
2.35%, 03/02/05	24,000	23,906
2.42%, 03/16/05	25,000	24,877
◆+ Greyhawk Funding, L.L.C., Section 4(2) / 144A		
2.01%, 01/05/05	50,000	49,989
2.30%, 01/10/05	20,000	19,989
2.26%, 02/16/05	25,000	24,928
HSBC U.S.A., Inc.		
2.29%, 05/06/05	38,000	37,702
+ ING (U.S.) Funding, L.L.C.		
2.45%, 03/10/05	10,000	9,954

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Irish Life & Permanent, PLC, Section 4(2) / 144A		
2.29%, 05/02/05	40,000	39,696
2.48%, 05/18/05	65,000	64,394
+ IXIS Commercial Paper Corp., Section 4(2) / 144A		
2.06%, 03/03/05	28,000	27,903
2.38%, 03/07/05	10,000	9,957
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
2.26%, 01/11/05	11,265	11,258
2.29%, 01/11/05	106,381	106,314
2.33%, 02/22/05	38,000	37,873
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.02%, 01/14/05	55,000	54,960
2.03%, 01/18/05	24,000	23,977
2.07%, 01/31/05	11,400	11,380
2.29%, 02/14/05	12,100	12,066
2.29%, 02/22/05	1,000	997
2.30%, 02/22/05	33,300	33,190
2.33%, 02/23/05	25,000	24,915
2.58%, 05/31/05	15,400	15,236
+ KBC Financial Products International, Ltd., Section 4(2) / 144A		
2.16%, 04/01/05	36,000	35,807
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
2.04%, 01/19/05	34,000	33,965
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
2.00%, 01/05/05	1,000	1,000
2.07%, 01/25/05	48,000	47,934
2.26%, 02/08/05	15,000	14,964
1.95%, 03/01/05	171,000	170,459
2.07%, 03/01/05	129,609	129,174
2.09%, 03/02/05	15,000	14,948
◆+ Liberty Lighthouse Funding Co., Section 4(2) / 144A		
2.40%, 01/24/05	20,000	19,969
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
2.39%, 03/01/05	15,500	15,440
◆ Mane Funding Corp., Section 4(2) / 144A		
2.31%, 01/10/05	53,000	52,970
2.22%, 01/18/05	10,000	9,990
2.23%, 01/20/05	65,890	65,813
◆+ Mont Blanc Capital Corp., Section 4(2) / 144A		
2.02%, 01/13/05	15,035	15,025
◆ Newcastle Certificates Program, Section 4(2) / 144A		
2.00%, 01/04/05	25,000	24,996
2.30%, 01/07/05	25,300	25,290
2.32%, 01/12/05	69,000	68,951

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.06%, 01/19/05	8,000	7,992
2.03%, 01/20/05	27,000	26,971
2.34%, 02/22/05	43,000	42,855
2.33%, 02/25/05	11,000	10,961
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
1.99%, 01/03/05	21,000	20,998
2.30%, 01/07/05	15,000	14,994
2.30%, 01/10/05	8,100	8,095
2.03%, 01/18/05	12,000	11,989
2.08%, 01/25/05	25,000	24,966
+ Nordea North America, Inc.		
2.07%, 01/31/05	38,000	37,935
2.26%, 05/03/05	100,000	99,244
◆ Park Granada, L.L.C., Section 4(2) / 144A		
2.04%, 01/18/05	30,000	29,971
2.04%, 01/19/05	50,000	49,949
2.06%, 01/20/05	19,000	18,979
2.04%, 01/21/05	36,000	35,959
2.06%, 01/21/05	15,000	14,983
◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A		
2.28%, 01/11/05	44,129	44,101
2.30%, 01/11/05	97,036	96,974
2.33%, 01/12/05	168,581	168,462
+ Santander Central Hispano Finance (Delaware), Inc.		
2.04%, 01/14/05	50,000	49,963
2.12%, 04/05/05	85,000	84,534
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
2.02%, 01/18/05	100,000	99,905
2.04%, 01/20/05	66,210	66,139
2.06%, 01/24/05	7,202	7,193
2.07%, 01/25/05	44,000	43,940
2.17%, 03/30/05	4,000	3,979
2.17%, 04/01/05	31,866	31,695
2.25%, 04/18/05	20,000	19,867
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
2.04%, 01/10/05	18,634	18,625
2.02%, 01/14/05	29,000	28,979
2.04%, 01/14/05	24,500	24,482
2.12%, 03/22/05	68,000	67,683
Skandinaviska Enskilda Banken AB		
1.97%, 01/04/05	70,000	69,989
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
2.04%, 01/20/05	54,294	54,236
2.06%, 02/08/05	19,452	19,410

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
2.39%, 02/14/05	30,000	29,913
2.40%, 02/22/05	122,618	122,195
2.41%, 02/23/05	120,575	120,149
2.42%, 02/25/05	11,000	10,960
◆+ Triple-A One Funding Corp., Section 4(2) / 144A		
2.35%, 01/04/05	16,657	16,654
◆+ Tulip Funding Corp., Section 4(2) / 144A		
1.98%, 01/04/05	64,000	63,990
+ Westpac Capital Corp.		
2.40%, 03/03/05	15,270	15,208
2.40%, 03/07/05	51,275	51,054
+ Westpac Trust Securities NZ Ltd		
2.32%, 02/23/05	74,000	73,749
2.41%, 03/09/05	75,000	74,666
2.53%, 05/23/05	20,000	19,803
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.25%, 02/07/05	7,103	7,087
2.13%, 02/25/05	15,947	15,896
2.07%, 03/17/05	31,048	30,915
2.18%, 04/11/05	23,000	22,862
2.54%, 05/23/05	7,452	7,378
2.73%, 06/06/05	5,766	5,699
2.74%, 06/08/05	10,134	10,014
◆+ Windmill Funding Corp., Section 4(2) / 144A		
2.28%, 01/11/05	100,000	99,937
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
2.26%, 01/05/05	66,000	65,984
		11,521,197

Certificates of Deposit 22.3%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
American Express Centurion Bank		
2.25%, 01/04/05	82,000	82,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.02%, 03/02/05	36,000	36,000
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	30,000	29,998
BNP Paribas		
2.28%, 02/24/05	419,000	419,000
2.30%, 02/25/05	128,000	128,000
2.44%, 03/11/05	210,000	210,000
1.50%, 05/06/05	150,000	149,995
Calyon		
2.35%, 03/04/05	140,000	140,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Canadian Imperial Bank of Commerce		
2.38%, 02/22/05	275,000	275,000
Citibank, N.A.		
2.31%, 02/24/05	295,000	295,000
2.40%, 03/07/05	172,000	172,000
Credit Suisse First Boston		
2.21%, 01/25/05	50,000	50,000
2.40%, 02/25/05	221,000	221,000
Danske Bank A/S		
1.95%, 01/05/05	80,000	80,000
Deutsche Bank, AG		
1.60%, 05/20/05	40,000	40,000
Dexia Bank Belgium		
2.05%, 01/25/05	35,000	35,000
1.50%, 05/04/05	74,000	73,996
First Tennessee Bank, N.A.		
2.43%, 03/02/05	50,000	50,000
+ HBOS Treasury Services, PLC		
2.36%, 03/07/05	41,000	41,000
2.73%, 06/29/05	65,000	65,000
HSH Nordbank, AG		
2.12%, 06/15/05	65,000	64,994
Landesbank Baden-Wurttemberg		
2.10%, 03/07/05	50,000	50,000
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	135,000	135,000
1.52%, 05/13/05	20,000	20,000
Lloyds TSB Bank, PLC		
2.04%, 03/01/05	39,000	39,000
2.02%, 03/04/05	48,000	48,000
Nationwide Building Society		
2.39%, 03/09/05	146,000	146,000
Norddeutsche Landesbank Girozentrale		
1.50%, 05/06/05	30,000	30,000
1.51%, 05/13/05	46,000	45,997
1.63%, 05/16/05	117,000	116,994
1.60%, 05/20/05	28,000	28,000
Nordea Bank Finland, PLC		
2.21%, 01/25/05	37,000	37,000
2.37%, 03/10/05	25,500	25,500
Rabobank Nederland		
2.32%, 02/02/05	180,000	180,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Royal Bank of Scotland, PLC		
1.75%, 05/27/05	45,000	44,997
2.17%, 07/01/05	75,000	74,991
Skandinaviska Enskilda Banken AB		
2.06%, 01/25/05	34,000	34,000
2.32%, 02/02/05	40,000	40,000
Toronto Dominion Bank		
2.32%, 02/02/05	6,000	6,000
2.40%, 03/09/05	39,000	39,000
2.30%, 05/12/05	102,000	102,000
U.S. Bank, N.A.		
2.25%, 01/13/05	50,000	50,000
2.36%, 03/11/05	260,000	260,000
UBS, AG		
1.40%, 04/04/05	200,000	199,992
Unicredito Italiano SpA		
2.02%, 01/19/05	85,000	85,000
2.40%, 02/28/05	108,000	108,000
2.37%, 03/08/05	100,000	100,000
2.40%, 03/09/05	100,000	100,000
2.70%, 06/24/05	95,000	95,000
Washington Mutual Bank, FA		
1.99%, 01/10/05	45,000	45,000
2.02%, 01/20/05	85,000	85,000
2.05%, 01/26/05	85,000	85,000
Wells Fargo Bank, N.A.		
2.36%, 01/27/05	375,000	375,000
2.05%, 01/31/05	140,000	140,000
WestLB AG		
2.29%, 01/10/05	90,000	89,982
		5,718,436
Bank Notes 1.3%		
Bank of America, N.A.		
2.42%, 03/03/05	285,000	285,000
Standard Federal Bank, N.A.		
2.38%, 02/23/05	39,000	39,000
		324,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Promissory Notes 0.3%		
• **The Goldman Sachs Group, Inc.**		
2.00%, 02/17/05	36,000	36,000
1.94%, 02/18/05	45,000	45,000
		81,000

U.S. Government Securities 1.7% of net assets		
Discount Notes 0.2%		
Freddie Mac		
2.09%, 03/29/05	45,000	**44,775**
Coupon Notes 1.5%		
Fannie Mae		
1.43%, 02/09/05	175,000	175,000
1.35%, 04/28/05	50,000	50,000
1.50%, 05/09/05	70,000	70,000
1.61%, 05/13/05	80,000	80,000
		375,000

Variable-Rate Obligations 19.4% of net assets		
+ **Access Loans for Learning Student Loan Corp.**		
Taxable Student Loan RB Series II-A-6		
2.39%, 01/07/05	27,800	27,800
Bank of New York Co., Inc., 144A		
2.44%, 01/27/05	50,000	50,000
Barclays Bank, PLC		
2.32%, 01/18/05	400,000	399,925
2.34%, 01/25/05	40,000	39,995
2.35%, 01/31/05	260,000	259,930
Bayerische Landesbank Girozentrale		
2.37%, 01/31/05	30,000	30,000
2.34%, 01/31/05	75,000	74,976
Canadian Imperial Bank of Commerce		
2.45%, 01/18/05	100,000	100,000
+ **Central Baptist Church of Hixson, Tennessee**		
2.47%, 01/07/05	13,000	13,000
Chase Manhattan Bank (USA) NA		
2.34%, 01/11/05	100,000	100,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ **City of New Britain, Connecticut**		
GO Pension Bonds Series 1998		
2.47%, 01/07/05	40,000	40,000
+ **Columbus, Georgia Development Authority**		
Taxable RB (Jay Leasing, Inc. Project) Series 1997		
2.47%, 01/07/05	5,860	5,860
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
2.41%, 01/07/05	65,000	65,000
Fannie Mae		
1.88%, 01/03/05	100,000	99,951
2.30%, 01/31/05	200,000	199,937
Federal Home Loan Bank		
2.23%, 01/05/05	225,000	224,914
• **GE Capital Assurance Co.**		
2.34%, 01/01/05	50,000	50,000
General Electric Capital Corp.		
2.51%, 01/18/05	225,000	225,000
HSH Nordbank, AG		
2.30%, 01/10/05	93,000	92,981
• **J.P. Morgan Securities, Inc.**		
2.41%, 01/01/05	100,000	100,000
Landesbank Baden-Wurttemberg		
2.35%, 01/24/05	30,000	29,991
2.36%, 01/24/05	50,000	49,996
2.37%, 03/04/05	185,000	184,994
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
2.39%, 01/24/05	47,000	47,000
2.38%, 01/26/05	50,000	49,993
◆+ **Links Finance, L.L.C.,**		
2.35%, 01/18/05	127,000	126,969
2.36%, 01/20/05	50,000	49,995
2.37%, 01/25/05	50,000	49,994
2.40%, 01/26/05	25,000	25,001
+ **Loanstar Assets Partners II, L.P.**		
2.52%, 01/07/05	25,000	25,000
+ **Merlot Trust Section 4(2) / 144A**		
Series 2000B		
2.57%, 01/07/05	30,000	30,000
Merrill Lynch & Co, Inc.		
2.23%, 01/03/05	85,000	85,000
• **Metropolitan Life Insurance Co.**		
2.33%, 01/30/05	50,000	50,000
2.24%, 02/01/05	100,000	100,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
• **Monumental Life Insurance Co.**		
2.29%, 01/03/05	100,000	100,000
2.38%, 01/03/05	110,000	110,000
+ **New Jersey Economic Development Authority**		
Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A		
2.27%, 01/03/05	19,500	19,500
Norddeutsche Landesbank Girozentrale		
2.32%, 01/12/05	20,000	19,996
Nordea Bank Finland, PLC		
2.35%, 01/24/05	20,000	19,997
Royal Bank of Canada		
2.25%, 01/04/05	40,000	39,998
Royal Bank of Canada, 144A		
2.38%, 01/10/05	40,000	40,000
Royal Bank of Scotland, PLC		
2.31%, 01/11/05	34,000	33,995
2.33%, 01/14/05	75,000	74,990
2.34%, 01/31/05	18,000	17,995
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.35%, 01/18/05	45,000	44,996
2.36%, 01/18/05	18,000	17,996
2.39%, 01/18/05	20,000	20,001
2.36%, 01/20/05	160,000	159,985
2.37%, 01/25/05	150,000	149,984
2.37%, 01/25/05	115,000	114,971
2.37%, 01/31/05	15,000	14,998
Societe Generale		
2.29%, 01/10/05	50,000	49,999
• **The Goldman Sachs Group, Inc., 144A**		
2.41%, 01/10/05	125,000	125,000
+ **Town of Islip, New York IDA**		
Taxable Adjustable Rate IDRB (Nussdorf Associates/Quality King Distributions, Inc. Facility) Series 1992		
2.71%, 01/07/05	1,940	1,940
• **Travelers Insurance Co., 144A**		
2.48%, 01/20/05	100,000	100,000
2.22%, 01/29/05	25,000	25,000
2.47%, 01/31/05	25,000	25,000
UBS, AG		
2.43%, 01/18/05	250,000	249,961

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wells Fargo & Co.		
2.57%, 03/24/05	98,750	98,773
Wells Fargo & Co., 144A		
2.37%, 01/18/05	120,000	120,002
WestLB, AG		
2.36%, 01/20/05	30,000	29,997
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
2.38%, 01/28/05	45,000	44,994
		4,973,270

Security	Maturity Amount ($ x 1,000)

Other Investments 9.9% of net assets

Repurchase Agreements 9.9%

Security	Maturity Amount	Value
Bank of America Securities, L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $606,900		
2.28%, issued 12/31/04, due 01/03/05	595,113	595,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $20,524		
2.30%, issued 12/31/04, due 01/03/05	20,123	20,119
Goldman Sachs & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $384,540		
2.38%, issued 12/29/04, due 01/05/05	127,059	127,000
2.38%, issued 12/29/04, due 01/06/05	250,132	250,000
Morgan Stanley & Co. Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $718,796		
2.28%, issued 12/31/04, due 01/03/05	700,133	700,000

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $867,005		
2.28%, issued 12/31/04, due 01/03/05	800,152	800,000
2.29%, issued 12/07/04, due 01/07/05	50,099	50,000
		2,542,119

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At 12/31/04, portfolio holdings included restricted and/or illiquid securities as follows:		
GE Capital Assurance Co.		
2.34%, 10/01/04, 01/01/05	50,000	**50,000**
J.P. Morgan Securities, Inc.		
2.41%, 12/20/04, 01/01/05	100,000	**100,000**
Metropolitan Life Insurance Co.		
2.23%, 12/28/00, 01/30/05	50,000	50,000
2.24%, 02/03/03, 02/01/05	100,000	100,000
		150,000
Monumental Life Insurance Co.		
2.29%, 10/09/96, 01/03/05	100,000	100,000
2.38%, 06/10/93, 01/03/05	10,000	10,000
2.38%, 01/12/00, 01/03/05	100,000	100,000
		210,000
The Goldman Sachs Group, Inc., 144A		
2.41%, 07/07/04, 01/10/05	125,000	**125,000**
The Goldman Sachs Group, Inc.		
2.00%, 08/31/04, 02/17/05	36,000	36,000
1.94%, 08/18/04, 02/18/05	45,000	45,000
		81,000
Travelers Insurance Co.		
2.48%, 08/20/04, 01/20/05	100,000	100,000
2.47%, 01/30/04, 01/31/05	25,000	25,000
2.22%, 10/29/04, 01/29/05	25,000	25,000
		150,000

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$23,037,678
Repurchase agreements, at value	2,542,119
Receivables:	
Fund shares sold	119,001
Interest	30,791
Prepaid expenses	+ 219
Total assets	**25,729,808**

Liabilities

Payables:	
Fund shares redeemed	94,535
Dividends to shareholders	6,051
Investment adviser and administrator fees	447
Transfer agent and shareholder service fees	285
Trustees' fees	18
Accrued expenses	+ 484
Total liabilities	**101,820**

Net Assets

Total assets	25,729,808
Total liabilities	− 101,820
Net assets	**$25,627,988**

Net Assets by Source

Capital received from investors	25,628,091
Net realized capital losses	(103)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$23,365,496		23,365,707		$1.00
Select Shares	$1,208,891		1,208,891		$1.00
Institional Shares	$1,053,601		1,053,602		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $25,579,797 Includes restricted and/or illiquid securities worth $866,000, or 3.38% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $9,101,456 or 35.51% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $25,579,797

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$103

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$398,844**

Expenses

Investment adviser and administrator fees		91,723
Transfer agent and shareholder service fees:		
Investor Shares		57,228
Select Shares		2,437
Institutional Shares		2,245
Trustees' fees		84
Custodian and portfolio accounting fees		2,487
Professional fees		120
Registration fees		847
Shareholder reports		242
Other expenses	+	407
Total expenses		157,820
Expense reduction	−	34,437
Net expenses		**123,383**

Increase in Net Assets from Operations

Total investment income		398,844
Net expenses	−	123,383
Net investment income		**275,461**
Increase in net assets from operations		**$275,461**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets. These fees are paid by Charles Schwab & Co., Inc. (Schwab)

For the fund's independent trustees only.

Includes $31,187 from the investment adviser (CSIM) and $3,250 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$275,461	$296,987
Net realized gains	–	1
Increase in net assets from operations	**275,461**	**296,988**

Distributions Paid

Dividends from net investment income		
Investor Shares	251,075	283,303
Select Shares	12,183	6,346
Institutional Shares	+ 12,203	7,338
Total dividends from net investment income	**275,461**	**296,987**

The tax-basis components of distributions are:

Current year

Ordinary income	$275,461
Long-term capital gains	$–

Prior year

Ordinary income	$296,987
Long-term capital gains	$–

Transactions in Fund Shares

Shares Sold

Investor Shares	18,381,853	22,006,388
Select Shares	2,590,824	2,532,939
Institutional Shares	+ 2,979,806	2,319,828
Total shares sold	**23,952,483**	**26,859,155**

Shares Reinvested

Investor Shares	229,151	263,067
Select Shares	10,546	5,541
Institutional Shares	+ 10,215	6,123
Total shares reinvested	**249,912**	**274,731**

Shares Redeemed

Investor Shares	(24,105,952)	(32,136,966)
Select Shares	(2,405,370)	(1,525,589)
Institutional Shares	+ (2,656,903)	(2,126,860)
Total shares redeemed	**(29,168,225)**	**(35,789,415)**
Net transactions in fund shares	**(4,965,830)**	**(8,655,529)**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares on February 28, 2003.

Net Assets

Beginning of period	30,593,818	39,249,346
Total decrease	+ (4,965,830)	(8,655,528)
End of period	**$25,627,988**	**$30,593,818**

Represents shares sold plus shares reinvested, minus shares redeemed.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab Value Advantage Money Fund offers three share classes: Investor Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. The Schwab Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Government Money Fund™
Schwab U.S. Treasury Money Fund™
Schwab Value Advantage Money Fund®

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Government Money Fund, Schwab U.S. Treasury Money Fund, and Schwab Value Advantage Money Fund (three of the funds constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

38

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Fund™

Annual Report
December 31, 2004

charles SCHWAB

In This Report

Schwab Municipal Money Fund™

Sweep Shares: **SWXXX**
Value Advantage Shares™: **SWTXX**
Select Shares®: **SWLXX**
Institutional Shares: **SWOXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the overall management of the fund. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.



Walter Beveridge, a portfolio manager, is responsible for day-to-day management of the fund. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

As noted above, the Fed began a series of five tightening moves in June, eventually bringing the rate to 2.25% at year end. These actions significantly impacted municipal money market yields. On average, yields on both fixed- and variable-rate muni notes increased by 1.0% from mid-March to year end. As a result, yields on muni money funds increased as well.

Anticipating the Fed tightening, yields on fixed-rate notes maturing from 6-12 months rose approximately 0.60% during the second quarter of the year. Since they offered the best relative value at the time, compared to other variable-rate securities, we increased the fund's position in this asset class, continuing to do so as yields rose. This resulted in an extension of the fund's weighted average maturity (WAM), which averaged 18 days longer when compared to the peer group.

For 2004, municipal note supply declined approximately 17% from 2003. This was a result of municipalities enjoying more robust economies and stronger tax receipts than they did in the previous year. As a result, there was less of a need for them to issue short-term notes. Demand for munis, however, remained steady for the year. This demand, combined with the decrease in new issuance, caused muni yields to rise at a slower pace than yields on short-term taxable securities.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™	Select Shares®	Institutional Shares
Seven-Day Yield[1]	1.22%	1.43%	1.53%	1.64%
Seven-Day Yield–No Waiver[2]	1.07%	1.30%	1.30%	1.30%
Seven-Day Effective Yield[1]	1.23%	1.44%	1.54%	1.65%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	1.89%	2.22%	2.37%	2.54%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	42 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	68%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares	$25,000
($15,000 for IRA and custodial accounts)	
Select Shares	$1,000,000
Institutional Shares	$3,000,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yield assumes a 2004 maximum federal regular income tax rate of 35.00%. Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Municipal Money Fund™				
Sweep Shares				
Actual Return	0.66%	$1,000	$1,004.00	$3.32
Hypothetical 5% Return	0.66%	$1,000	$1,021.82	$3.35
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,005.10	$2.27
Hypothetical 5% Return	0.45%	$1,000	$1,022.87	$2.29
Select Shares®				
Actual Return	0.35%	$1,000	$1,005.60	$1.76
Hypothetical 5% Return	0.35%	$1,000	$1,023.38	$1.78
Institutional Shares				
Actual Return	0.24%	$1,000	$1,006.10	$1.21
Hypothetical 5% Return	0.24%	$1,000	$1,023.93	$1.22

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	(0.00)[1]	0.01	0.02	0.03
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.60	0.46	0.91	2.23	3.53
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.66	0.66	0.66	0.66	0.67[2]
Gross operating expenses	0.81	0.81	0.82	0.83	0.84
Net investment income	0.60	0.46	0.90	2.21	3.47
Net assets, end of period ($ x 1,000,000)	7,563	7,494	7,435	7,265	6,780

Value Advantage Shares	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.02	0.04
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.81	0.68	1.12	2.45	3.75
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.46[3]
Gross operating expenses	0.58	0.58	0.59	0.61	0.64
Net investment income	0.80	0.68	1.11	2.35	3.70
Net assets, end of period ($ x 1,000,000)	3,245	3,901	4,480	3,778	2,919

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.66% if certain non-routine expenses (proxy fees) had not been included.

[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	1/1/04–12/31/04	6/2/03[1]–12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	(0.00)[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	0.92	0.39[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.35	0.35[4]
Gross operating expenses	0.58	0.58[4]
Net investment income	0.93	0.68[4]
Net assets, end of period ($ x 1,000,000)	727	474

Institutional Shares	1/1/04–12/31/04	6/2/03[1]–12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	(0.00)[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	1.03	0.45[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.24	0.24[4]
Gross operating expenses	0.58	0.58[4]
Net investment income	1.08	0.80[4]
Net assets, end of period ($ x 1,000,000)	1,459	718

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

· Tender option bond

▲ Delayed-delivery security

◆ All or a portion of this security is held as collateral for delayed delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.0% Municipal Securities	12,990,258	12,990,258
100.0% Total Investments	12,990,258	12,990,258
0.0% Other Assets and Liabilities		3,399
100.0% Total Net Assets		12,993,657

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.0% of net assets		
Alabama 0.8%		
Alabama IDA ✚■ IDRB (Scientific Utilization) Series 1996 2.28%, 01/07/05	1,890	1,890
Birmingham Special Care Facilities Financing Auth ✚■ Health Care Facility RB (Eastern Health System) Series 2003A 2.00%, 01/07/05	36,500	36,500
Daphne Utilities Board ✚◗■ Water, Gas & Sewer Refunding RB Series 2000 2.01%, 01/07/05	8,100	8,100
Decatur IDB ■ Exempt Facilities Refunding RB (Nucor Steel Decatur) Series 2003A 2.08%, 01/07/05	17,000	17,000
Dothan IDB ✚■ IDRB (Baxley Blowpipe) Series 1997 2.49%, 01/07/05	200	200
Ft Payne IDA ✚■ IDRB (Charleston Hosiery) Series 1997 2.09%, 01/07/05	1,000	1,000
Hoover Board of Education ✚◗■· Capital Outlay TAN Series 2001 2.04%, 01/07/05	9,860	9,860
Indian Springs Village ✚■ RB (Joseph Bruno Montessori Academy) Series 1999 2.15%, 01/07/05	1,255	1,255
Scottsboro ✚■ School Warrants Series 1997 2.00%, 01/07/05	3,655	3,655
Stevenson IDB ✚■ Environmental Improvement RB (Mead Corp) Series 1997 2.02%, 01/07/05	17,300	17,300

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tuscaloosa Cnty		
+■ IDRB (Knight Specialties) Series 1998 2.15%, 01/07/05	940	940
		97,700
Alaska 0.2%		
Alaska HFC		
+◗■• General Mortgage RB Series 1999A 2.06%, 01/07/05	21,805	21,805
◗■• General Mortgage RB Series 2002A 2.04%, 01/07/05	5,995	5,995
		27,800
Arizona 0.6%		
Arizona Health Facilities Auth		
+◗■ Hospital RB (Northern Arizona Healthcare System) Series 1996B 2.00%, 01/07/05	7,050	7,050
+◗■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985A 2.00%, 01/07/05	5,595	5,595
+◗■ RB (Arizona Voluntary Hospital Federation Pooled Loan Program) Series 1985B 2.00%, 01/07/05	9,310	9,310
Chandler IDA		
+■ IDRB (South Bay Circuits) Series 1999A 2.10%, 01/07/05	1,300	1,300
Maricopa Cnty IDA		
+■ M/F Mortgage Refunding RB (San Fernando Apts) Series 2004 2.03%, 01/07/05	7,750	7,750
Phoenix Civic Improvement Corp		
+■ Subordinated Excise Tax RB (Airport Improvements) Series 1995 2.02%, 01/07/05	1,000	1,000
Sun Devil Energy Center		
+◗■ RB (Arizona State Univ) Series 2004 2.01%, 01/07/05	16,000	16,000
Tempe Industrial Development Auth		
+■ RB (ASUF Brickyard) Series 2004A 2.00%, 01/07/05	11,210	11,210
Yavapai Cnty IDA		
+◗■ Hospital RB (Yavapai Regional Medical Center) Series 1997B 2.00%, 01/07/05	14,250	14,250
		73,465
Arkansas 0.1%		
Arkansas Development Finance Auth		
+■ IDRB (C&C Holding Co) Series 1998 2.10%, 01/07/05	850	850
Independence Cnty		
+■ IDRB (Townsends) Series 1996 2.06%, 01/07/05	9,000	9,000
		9,850
California 6.2%		
Access Loans For Learning Student Loan Corp		
+■ Student Loan Program RB Senior Series II-A8 2.05%, 01/07/05	22,150	22,150
+■ Student Loan Program RB Senior Series II-A9 1.98%, 01/07/05	64,000	64,000
+■ Student Loan Program RB Series II-A1 2.04%, 01/07/05	35,000	35,000
+■ Student Loan Program RB Series II-A2 2.05%, 01/07/05	20,000	20,000
+■ Student Loan Program RB Series II-A3 2.04%, 01/07/05	23,700	23,700
Anaheim Housing Auth		
+■ M/F Housing Refunding RB (Sage Park) Series 1998A 2.02%, 01/07/05	5,500	5,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bay Area Toll Auth		
+◗■ San Francisco Bay Area Toll Bridge RB Series 2003C 1.96%, 01/07/05	12,900	12,900
+◗■ San Francisco Bay Area Toll Bridge RB Series 2001C 1.96%, 01/07/05	600	600
California		
2004-05 RAN Series A 1.73%, 06/30/05	170,250	171,299
+◗■ Economic Recovery Bonds Series 2004C-21 1.97%, 01/07/05	38,500	38,500
+■ GO Bonds Series 2004B-6 2.01%, 01/07/05	25,000	25,000
California Dept of Water Resources		
+■ Power Supply RB Series 2002B-2 2.25%, 01/03/05	1,500	1,500
+■ Power Supply RB Series 2002C-17 2.00%, 01/07/05	1,700	1,700
California HFA		
+◗■ Home Mortgage RB 2000 Series N 2.03%, 01/07/05	4,200	4,200
Home Mortgage RB 2001 Series R		
+■ 2.14%, 01/03/05	3,850	3,850
+◗■ 2.14%, 01/03/05	1,000	1,000
+◗■ Home Mortgage RB 2003 Series H 1.99%, 01/07/05	1,100	1,100
◗■ M/F Housing RB III 2002 Series A 1.99%, 01/07/05	17,825	17,825
◗■ M/F Housing RB III Series 2002 E 2.04%, 01/07/05	58,975	58,975
California School Cash Reserve Program Auth		
+ Pool Bonds Series 2004A 1.60%, 07/06/05	10,000	10,070
California State Public Works Board		
+◗■• Dept of Corrections Lease Refunding RB Series 2004E 2.02%, 01/07/05	7,100	7,100
CHELA Financial		
+ Student Loan Senior Lien Refunding RB Series 1992 A-4 1.05%, 03/01/05	16,725	16,725
Irvine Ranch Water District		
+■ 1986 Capital Improvement COP 2.10%, 01/03/05	1,000	1,000
Los Angeles		
◗ Wastewater System TECP 1.83%, 01/12/05	46,875	46,875
Los Angeles Cnty		
2004-05 TRAN Series A 1.60%, 06/30/05	85,000	85,578
Los Angeles Convention & Exhibition Center Auth		
+◗■ Refunding Lease RB Series 2003E 1.97%, 01/07/05	22,700	22,700
Orange Cnty Housing Auth		
+■ Apartment Development RB (Lantern Pines) Series 1985CC 1.92%, 01/07/05	8,500	8,500
Pittsburg Redevelopment Agency		
+◗■ Subordinate Tax Allocation Bonds (Los Medanos Community Development) Series 2004A 2.22%, 01/07/05	43,000	43,000
Riverside Cnty Asset Leasing Corp.		
+◗■ Leasehold RB (Southwest Justice Ctr) Series 2000B 1.94%, 01/07/05	15,400	15,400
San Jose		
+■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A 2.00%, 01/07/05	4,500	4,500

See financial notes.
11

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Santa Rosa		
+■ Wastewater Refunding RB Series 2004A 2.00%, 01/07/05	23,000	23,000
Southern California Metropolitan Water District		
▶■ Water RB Series 2001 C-1 2.25%, 01/03/05	6,000	6,000
		799,247
Colorado 3.9%		
Arapahoe Cnty		
+■ Refunding IDRB (Denver Jetcenter) Series 1997 1.95%, 01/30/05	3,500	3,500
Arvada		
+▶■ Water Enterprise RB Series 2001 1.85%, 01/03/05	4,100	4,100
Centerra Metropolitan District No.		
+■ Revenue Bonds Series 2004 2.02%, 01/07/05	10,000	10,000
Colorado		
▶■• Education Loan Program TRAN Series 2004A 2.05%, 01/07/05	34,920	34,920
General Fund TRAN Series 2004A		
1.60%, 06/27/05	38,400	38,656
1.58%, 06/27/05	98,000	98,664
1.58%, 06/27/05	10,000	10,044
Colorado Housing & Finance Auth		
+■ Economic Development RB (Pemracs) Series 2000A 2.10%, 01/07/05	3,440	3,440
S/F Mortgage Class I Bonds Series 2004A-4 1.82%, 08/01/05	26,300	26,300
▶■• S/F Program Senior Bonds Series 1995D 2.14%, 01/07/05	950	950
Colorado Student Loan Auth		
+▶■ Senior Lien Student Loan RB Series 1999A-2 2.03%, 01/07/05	28,400	28,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Senior Lien Student Loan RB Series 1999A-3 2.03%, 01/07/05	29,800	29,800
+▶■ Student Loan Program Senior Bonds Series 1990A 2.03%, 01/07/05	14,400	14,400
+▶■ Student Loan RB Series 1989A 2.03%, 01/07/05	49,400	49,400
Denver City & Cnty		
+■◆ Airport System RB Series 1992F 2.05%, 01/07/05	17,875	17,875
+■◆ Airport System RB Series 1992G 2.05%, 01/07/05	18,325	18,325
+▶■◆ Airport System Refunding RB Series 2000B 2.05%, 01/07/05	10,000	10,000
+▶■◆ Airport System Refunding RB Series 2000C 2.05%, 01/07/05	50,000	50,000
+▶■ Refunding COP (Wellington E. Webb Municipal Office Building) Series 2003 C-3 2.00%, 01/07/05	20,000	20,000
Lowry Economic Development Auth		
+■ IDRB Series 2002B 2.00%, 01/07/05	14,140	14,140
+■ Refunding RB Series 2002A 2.00%, 01/07/05	11,260	11,260
Regional Transportation Dist		
+ Subordinate Lien Sales Tax Revenue TECP Series 2001A 1.85%, 03/03/05	7,500	7,500
Westminster Economic Development Auth		
+■ Tax Increment RB (Westminster Plaza) Series 1997A 2.10%, 01/07/05	6,310	6,310
		507,984
Connecticut 1.3%		
Connecticut HFA		
+▶■• S/F Mortgage RB Draw Down Series 2004B 2.04%, 01/07/05	147,540	147,540

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fairfield GO BAN Series 2004 1.50%, 07/28/05	25,000	25,210
		172,750
Delaware 0.7%		
Delaware Economic Development Auth		
+▶■ RB (Hospital Billing & Collection Service) Series 1985 1.99%, 01/07/05	6,115	6,115
+▶■ RB (Hospital Billing & Collection Service) Series 1985C 1.99%, 01/07/05	43,600	43,600
New Castle Cnty		
+■ Airport Facility RB (Flightsafety Int'l) Series 2002 2.02%, 01/07/05	16,600	16,600
Sussex Cnty		
+■ IDRB (Perdue-Agrirecycle) Series 2000 2.06%, 01/07/05	5,300	5,300
+■ RB (Baywood) Series 1997A 2.20%, 01/07/05	2,400	2,400
Wilmington		
+■ RB (Delaware Art Museum) Series 2003 2.00%, 01/07/05	21,800	21,800
		95,815
District of Columbia 0.9%		
District of Columbia		
+■ Enterprise Zone RB (Crowell & Moring) Series 2001 2.06%, 01/07/05	3,700	3,700
+▶■ GO Bonds Series 2003D-3 2.02%, 01/07/05	20,000	20,000
+▶■• GO Refunding Bonds Series 1999B 2.03%, 01/07/05	14,640	14,640
+■ RB (American Psychological Assn) Series 2003 2.05%, 01/07/05	2,755	2,755
Metropolitan Washington Airports Auth		
+▶■• Airport System RB Series 2001A 2.08%, 01/07/05	5,870	5,870

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Airport System Refunding RB Series 2002C 2.00%, 01/07/05	26,900	26,900
+▶■• Airport System Refunding RB Series 2004D 2.08%, 01/07/05	2,750	2,750
▶ TECP Series A 1.85%, 01/06/05	30,000	30,000
Washington DC Metropolitan Area Transit Auth		
+ Gross Revenue Transit Refunding Bonds, Series 2003 1.95%, 01/01/05	9,100	9,100
		115,715
Florida 1.6%		
Charlotte Cnty		
+▶■ Refunding RB Series 2003A 1.99%, 01/07/05	1,455	1,455
+▶■ Refunding RB Series 2003B 2.00%, 01/07/05	5,800	5,800
Charlotte Cnty HFA		
+■ M/F Housing RB (Murdock Circle Apts) Series 2000 2.05%, 01/07/05	3,280	3,280
Clay Cnty Utility Auth		
+■ Utilities System RB Series 2003A 2.00%, 01/07/05	3,225	3,225
Collier Cnty IDA		
+■ Educational Facilities RB (Community School of Naples) Series 2002 2.00%, 01/07/05	7,650	7,650
Escambia HFA		
+▶■• S/F RB Series 2001A 2.11%, 01/07/05	1,845	1,845
Florida HFA		
+■ Housing RB (Heron Park) Series 1996U 1.99%, 01/07/05	3,750	3,750
+■ M/F Mortgage RB (Arlington Apts) Series 2004 G-1 2.03%, 01/07/05	11,340	11,340

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida Local Government Finance Comm		
+ Pooled TECP Series 1998B		
1.88%, 03/08/05	9,601	9,601
+ Pooled TECP Series 1994A		
1.83%, 01/04/05	11,700	11,700
1.80%, 03/09/05	8,500	8,500
Fort Lauderdale		
+▶■ RB (Pine Crest Preparatory School) Series 2002		
2.00%, 01/07/05	15,935	15,935
Gulf Breeze		
+▶■ Local Government Loan Program RB Series 1985B		
1.93%, 01/03/05	5,000	5,000
Halifax Hospital Medical Center		
+■ RB (Florida Health Care Plan) Series 1998		
2.00%, 01/07/05	5,200	5,200
Hillsborough Cnty Educational Facilities Auth		
+■ RB (Univ of Tampa) Series 2000		
2.05%, 01/07/05	5,500	5,500
Hillsborough Cnty IDA		
+▶■• IDRB (University Community Hospital) Series 1994		
2.02%, 01/07/05	1,970	1,970
Jacksonville Economic Development Comm		
+■ Educational Facilities RB (Episcopal High School) Series 2002		
2.00%, 01/07/05	5,600	5,600
+■ Special Facility Airport RB (Holland Sheltair Aviation Group) Series 2004A-1		
2.05%, 01/07/05	11,020	11,020
Jacksonville Electric Auth		
▶■• Electric System RB Series Three 2000A		
2.06%, 01/07/05	3,575	3,575
Jacksonville Health Facilities Auth		
+■ Health Facilities RB (River Garden) Series 1994		
1.79%, 01/07/05	3,265	3,265

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Manatee Cnty HFA		
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A		
2.05%, 01/07/05	4,200	4,200
Miami-Dade Cnty IDA		
+■ IDRB (Airbus Service Co) Series 1998A		
1.84%, 01/07/05	10	10
Orlando-Orange Cnty Expressway Auth		
+▶■ Refunding RB Series 2003 C-3		
1.93%, 01/07/05	15,800	15,800
+▶■ Refunding RB Series 2003C-2		
1.93%, 01/07/05	11,500	11,500
Palm Beach Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Lynn Univ.) Series 2001		
2.00%, 01/07/05	7,135	7,135
Pinellas Cnty Educational Facilities Auth		
+■ RB (Shorecrest Preparatory School) Series 2001		
2.00%, 01/07/05	1,000	1,000
+■ Refunding RB (Canterbury School of Florida) Series 2004		
2.00%, 01/07/05	4,645	4,645
Pinellas Cnty Health Facilities Auth		
+■ Hospital Facilities Refunding & RB (Bayfront Hospital) Series 2004		
2.22%, 01/03/05	200	200
Pinellas Cnty IDA		
+■ RB (Pact) Series 2003		
2.00%, 01/07/05	7,500	7,500
Pinellas Cnty Industry Council		
+■ RB (Operation Par) Series 1999		
1.79%, 01/07/05	4,765	4,765
Santa Rosa Cnty		
+■ Health Facilities RB (Baptist Hospital) Series 2003		
2.00%, 01/07/05	7,590	7,590

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Tampa		
+■ RB (Tampa Preparatory School) Series 2000 1.88%, 01/07/05	4,500	4,500
Tampa Bay Water Utility		
+■ Utility System RB Series 2002 2.05%, 01/07/05	6,900	6,900
Volusia Cnty Health Facilities Auth		
+■ Hospital RB (Southwest Volusia Healthcare Corp) Series 1994A 1.74%, 01/07/05	8,280	8,280
		209,236
Georgia 5.0%		
Atlanta		
+▶■• Airport General Refunding RB Series 2000A 2.07%, 01/07/05	11,195	11,195
+▶■• Airport General Refunding RB Series 2000C 2.08%, 01/07/05	3,385	3,385
+▶■ Airport General Refunding RB Series 2003RF-B1 2.01%, 01/07/05	73,330	73,330
+▶■ Airport General Refunding RB Series 2003RF-C2 1.99%, 01/07/05	16,710	16,710
+▶■• Airport General Refunding RB Series 2003RF-D 2.08%, 01/07/05	6,180	6,180
+▶■• Water & Wastewater RB Series 2004 2.04%, 01/07/05	20,000	20,000
Atlanta Urban Residential Finance Auth		
+■ M/F Housing RB (Brentwood Creek Apts) Series 1999 2.06%, 01/07/05	4,425	4,425
+■ M/F Housing RB (Brentwood Meadows Apts) Series 1999 2.06%, 01/07/05	2,865	2,865
+■ M/F Housing RB (Brentwood Village Apts) Series 1999 2.06%, 01/07/05	5,810	5,810

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Carver Redevelopment Phase III) Series 2001 2.06%, 01/07/05	3,440	3,440
+■ M/F Housing RB (Delmonte/ Brownlee Court) Series 2001A 2.06%, 01/07/05	4,600	4,600
+■ M/F Housing RB (Lindbergh City Center Apts) Series 2004 2.06%, 01/07/05	5,000	5,000
+■ M/F Housing RB (M St Apts) Series 2003 2.08%, 01/07/05	7,000	7,000
+■ M/F Housing RB (Peaks at West Atlanta Apts) Series 2001 2.06%, 01/07/05	5,000	5,000
+■ M/F Senior Housing RB (Big Bethel Village) Series 2001 2.06%, 01/07/05	4,400	4,400
Augusta Housing Auth		
+■ M/F Housing RB (G-Hope) Series 2001 2.06%, 01/07/05	3,745	3,745
Bartow Cnty		
+■ IDRB (Bartow Paving Co) Series 1998 2.09%, 01/07/05	1,800	1,800
Cartersville Development Auth		
+■ IDRB (Cartersville Facilities) Series 1998 2.12%, 01/07/05	1,800	1,800
Cherokee Cnty		
+■ IDRB (Universal Alloy Corp) Series 1996 2.04%, 01/07/05	1,900	1,900
Clayton Cnty Development Auth		
+■ IDRB (Wilson Holdings) Series 1998 2.11%, 01/07/05	400	400
Clayton Cnty Housing Auth		
+■ M/F Housing RB (Hyde Park Club Apts) Series 1997 2.03%, 01/07/05	11,995	11,995

Portfolio Holdings continued

Issuer / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Cobb Cnty Housing Auth		
+■ M/F Housing RB (Walton Green Apts) Series 1995 2.04%, 01/07/05	13,500	13,500
+■ M/F Housing RB (Woodchase Village Apt) Series 2003 2.06%, 01/07/05	4,000	4,000
+■ M/F Housing Refunding RB (Walton Park Apts) Series 2000 1.99%, 01/07/05	21,100	21,100
Columbus Development Auth		
+■ RB (Foundation Properties) Series 2002 2.03%, 01/07/05	11,430	11,430
Columbus Housing Auth		
+■ M/F Housing RB (Eagles Trace Apts) Series 2002 2.06%, 01/07/05	6,300	6,300
Crisp Cnty – Cordele IDA		
+■ RB (Georgia Ductile) Series 2000 2.08%, 01/07/05	12,700	12,700
Dalton Development Auth		
+■ Revenue Certificates (Hamilton Health Care System) Series 2003B 2.00%, 01/07/05	15,750	15,750
Dawson Cnty		
+■ IDRB (World Wide Mnfg) Series 1998 2.09%, 01/07/05	2,200	2,200
Dekalb Cnty Development Auth		
+■ RB (Arbor Montessori School) Series 1998 2.00%, 01/07/05	1,100	1,100
Dekalb Cnty Public Safety & Judicial Facilities Auth		
▶■• RB Series 2004A 2.04%, 01/07/05	11,860	11,860
Dekalb Cny Housing Auth		
+■ M/F Housing RB (Brittany Apts) Series 2001 2.03%, 01/07/05	8,000	8,000
+■ M/F Housing RB (Eagles Trace Apts) Series 1996 2.02%, 01/07/05	8,750	8,750
+■ M/F Housing RB (Mountain Crest Apts) Series 2002 2.06%, 01/07/05	7,915	7,915
+■ M/F Housing RB (Villas of Friendly Heights Apts) Series 2001 2.06%, 01/07/05	3,575	3,575
+■ M/F Housing RB (Wesley Club Apts) Series 2002 2.06%, 01/07/05	5,970	5,970
Douglas Cnty IDA		
+■ IDRB (Blue Circle Aggregates) Series 1997 2.05%, 01/07/05	3,800	3,800
Effingham Cnty IDA		
+■ RB (TEMCOR) Series 2001 2.06%, 01/07/05	3,685	3,685
Forsyth Cnty Development Auth		
+■ Economic Development RB (Federal Road) Series 2001 2.06%, 01/07/05	6,700	6,700
Fulton Cnty		
+▶■• Water & Sewerage RB Series 2004 1.75%, 03/30/05	10,000	10,000
Fulton Cnty Development Auth		
+■ RB (Atlanta International School) Series 1997 2.00%, 01/07/05	2,500	2,500
▶■ RB (Robert W. Woodruff Arts Center) Series 2004B 2.00%, 01/07/05	16,000	16,000
+■ RB (Trinity School) Series 2001 2.00%, 01/07/05	7,000	7,000
Gainesville Redevelopment Auth		
+■ Educational Facilities RB (Riverside Military Academy) Series 1999 1.99%, 01/07/05	29,500	29,500
Georgia		
▶■• GO Bonds Series 1998B 2.04%, 01/07/05	20,245	20,245
Gordon Cnty Development Auth		
+■ RB (Constantine Dyeing) Series 2001 2.06%, 01/07/05	3,020	3,020

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Gwinnett Cnty Housing Auth		
+■ M/F Housing RB (Post Court) Series 1998 2.00%, 01/07/05	5,000	5,000
Hapeville Development Auth		
+■ IDRB (Hapeville Hotel) Series 1985 2.10%, 01/03/05	1,150	1,150
Hart Cnty		
+■ Refunding RB & IDRB (Dundee Mills) Series 1994 2.06%, 01/07/05	2,115	2,115
Houston Cnty Development Auth		
+■ IDRB (Douglas Asphalt Co) Series 2000 2.06%, 01/07/05	1,800	1,800
Jefferson Cnty Development Auth		
+■ IDRB (Grove River Mills) Series 1997 2.09%, 01/07/05	1,800	1,800
Laurens Cnty Development Auth		
+■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1993 2.06%, 01/07/05	25,000	25,000
+■ Solid Waste Disposal RB (Southeast Paper Mnfg Co) Series 1997 2.06%, 01/07/05	26,000	26,000
Lawrenceville Housing Auth		
+■ M/F Housing RB (Chatham Club Apts) Series 2002 2.07%, 01/07/05	7,700	7,700
Lowndes Cnty Development Auth		
+■ M/F Housing RB (FMPH Valdosta) Series 1999 2.06%, 01/07/05	4,735	4,735
Macon-Bibb Cnty Hospital Auth		
+■ Revenue Anticipation Certificates (Medical Center of Central Georgia) Series 1998 2.00%, 01/07/05	4,000	4,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Metropolitan Atlanta Rapid Transit Auth Sales Tax Revenue CP BAN (Third Indenture) Series 2004A		
+ 1.70%, 01/10/05	2,500	2,500
+ 1.77%, 03/08/05	5,000	5,000
+ Sales Tax Revenue CP BAN (Third Indenture) Series 2004B 1.75%, 03/08/05	9,500	9,500
Miller Cnty Development Auth		
+■ IDRB (Birdsong Corp) Series 2000 2.06%, 01/07/05	2,600	2,600
Municipal Gas Auth of Georgia		
+■ Gas RB (Gas Portfolio III) Series B 2.02%, 01/07/05	54,900	54,900
Savannah Economic Development Auth		
+■ Exempt Facility RB (Georgia Kaolin Terminal) Series 1997 2.05%, 01/07/05	11,000	11,000
+■ Exempt Facility RB (Home Depot) Series 1995B 2.06%, 01/07/05	5,000	5,000
+■ First Mortgage RB (Marshes of Skidaway Island) Series 2003C 2.02%, 01/07/05	15,000	15,000
Savannah Housing Auth		
+■ M/F Housing RB (Indigo Pointe Apts) Series 2001A-1 2.06%, 01/07/05	3,500	3,500
+■ M/F Housing RB (Live Oak Plantation Apts) Series 2001A-1 2.06%, 01/07/05	2,500	2,500
Summerville Development Auth		
+■ Exempt Facility RB (Image Industries) Series 1997 2.06%, 01/07/05	11,000	11,000
Thomasville Hospital Auth		
+■ Revenue Anticipation Certificates (John D. Archbold Memorial Hospital) Series 2003 2.00%, 01/07/05	5,900	5,900

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Walton Cnty Development Auth		
+■ RB (Tucker Door & Trim Corp) Series 2000 2.16%, 01/07/05	2,600	2,600
Webster Cnty IDA		
+■ IDRB (Tolleson Lumber Co) Series 1999 2.04%, 01/07/05	4,000	4,000
Whitfield Cnty Development Auth		
+■ RB (Product Concepts Residential) Series 2001 2.06%, 01/07/05	480	480
Winder-Barrow Industrial Building Auth		
+■ IDRB (Progress Container Corp) Series 2000 2.06%, 01/07/05	2,605	2,605
Worth Cnty		
+■ Refunding IDRB (Seabrook Peanut Co) Series 1996B 2.06%, 01/07/05	1,300	1,300
		650,265
Hawaii 0.3%		
Hawaii		
+▶■• GO Bonds of 2002 Series CZ 2.03%, 01/07/05	5,900	5,900
+▶■• Special Purpose Refunding RB (Hawaiian Electric Co) Series 2000 2.08%, 01/07/05	9,095	9,095
Hawaii Airports System		
+▶■• Airport System Refunding RB Series 2000B 2.08%, 01/07/05	2,215	2,215
Hawaii Housing Finance & Development Corp		
▶■• S/F Mortgage Purchase RB Series 1997 2.14%, 01/07/05	3,470	3,470
Honolulu City & County		
+▶■• GO Bonds Series 2003A 2.04%, 01/07/05	14,995	14,995
		35,675

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Idaho 0.7%		
Custer Cnty		
■ Pollution Control RB (Amoco) Series 1983 1.55%, 04/01/05	13,000	13,000
Idaho		
TAN Series 2004		
1.58%, 06/30/05	50,000	50,345
1.59%, 06/30/05	25,000	25,171
Idaho HFA		
+■ Housing RB (Assisted Living Concepts) Series 1997 2.10%, 01/07/05	2,990	2,990
Idaho State University Foundation		
+■ RB Series 2001 (LE & Thelma E. Stephens Performing Arts Center) Series 2001 1.99%, 01/07/05	3,955	3,955
		95,461
Illinois 8.5%		
Aurora		
+■ M/F Housing Refunding RB (Apts of Fox Valley Villages) Series 1999A 2.00%, 01/07/05	9,445	9,445
Bartlett		
+■ Special Service Area #1 Unlimited Ad Valorem Tax Bonds, Series 2004 2.00%, 01/07/05	16,600	16,600
Carol Stream		
+■ M/F Housing Refunding RB (St Charles Square) Series 1997 2.10%, 01/07/05	4,415	4,415
Chicago		
▶■• Collateralized S/F Mortgage RB Series 1999A 2.14%, 01/07/05	2,590	2,590
+▶■ GO Bonds Series 2002B 2.00%, 01/07/05	20,000	20,000
+▶■ GO Refunding Bonds Series 2003 B-1 1.99%, 01/07/05	26,100	26,100
+ GO Tender Series 2004 1.05%, 01/13/05	28,500	28,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ IDRB (Morse Automotive Corp) Series 1995 2.05%, 01/07/05	1,200	1,200
✚■ M/F Housing RB (Central Station Senior Housing) Series 2004 2.05%, 01/07/05	9,500	9,500
✚■ M/F Housing RB (Central Station) Series 2004A 2.05%, 01/07/05	25,170	25,170
✚◗■• Midway Airport RB Series 1998C 2.04%, 01/07/05	24,480	24,480
✚■ RB (Homestart Program) Series 2000A 2.07%, 01/07/05	4,740	4,740
✚■ Second Lien Water RB Series 2000 2.00%, 01/07/05	2,000	2,000
✚◗■ Second Lien Water Refunding RB Series 2004 2.00%, 01/07/05	102,560	102,560
◗■• Senior Lien Water RB Series 2000 2.04%, 01/07/05	12,975	12,975
Chicago Board of Education		
✚◗■• Unlimited Tax GO Bonds Series 1997 2.03%, 01/07/05	7,120	7,120
Chicago O'Hare International Airport		
✚■ General Airport Second Lien RB Series 1988B 2.01%, 01/07/05	12,800	12,800
✚■◆ General Airport Second Lien RB Series 1994B 2.05%, 01/07/05	41,484	41,484
✚◗■• General Airport Third Lien Refunding RB Series 2003 A-2 2.08%, 01/07/05	5,295	5,295
✚◗■• General Airport Third Lien Refunding RB Series 2003 B-2 2.06%, 01/07/05	10,800	10,800
✚◗■• Second Lien Passenger Facility Charge RB Series 2001A 2.11%, 01/07/05	11,070	11,070
✚◗■• Second Lien Passenger Facility Charge RB Series 2001A 2.08%, 01/07/05	6,315	6,315
✚■ Special Facilities RB (O'Hare Tech Center II) Series 2002 2.08%, 01/07/05	15,500	15,500
✚■ Special Facility Refunding RB (Lufthansa Airlines) Series 2001 2.01%, 01/07/05	43,770	43,770
Chicago Park District		
Corporate Purpose Tax Anticipation Warrants Series 2004A 1.55%, 05/01/05	16,000	16,076
Dupage Cnty		
✚■ RB (Morton Arboretum) Series 2003 2.00%, 01/07/05	10,000	10,000
East Dundee, Kane & Cook Counties		
✚■ IDRB (Otto Engineering) Series 1998 2.10%, 01/07/05	1,860	1,860
Elmhurst		
✚■ IDRB (Elm Machining Corp) Series 1997 2.15%, 01/07/05	1,670	1,670
Hampshire		
✚■ IDRB (Poli-Film America) Series 1998A 2.07%, 01/07/05	3,200	3,200
Illinois		
✚◗■• Civic Center Bonds Series 1991 2.09%, 01/07/05	2,940	2,940
GO Bonds Illinois First Series 2000		
✚◗■• 2.04%, 01/07/05	14,000	14,000
✚◗■• 2.04%, 01/07/05	5,000	5,000
✚◗■• GO Bonds Illinois First Series 2002 2.04%, 01/07/05	14,125	14,125
◗■ GO Bonds Series 2003B 2.00%, 01/07/05	5,000	5,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Illinois Development Finance Auth		
+■ Economic Development RB (Korex Corp) Series 1990 2.10%, 01/07/05	4,000	4,000
+▶■• Gas Supply Refunding RB (People's Gas) Series 2003E 2.12%, 01/07/05	14,995	14,995
+■ IDRB (Arc-Tronics) Series 1999 2.05%, 01/07/05	1,990	1,990
+■ IDRB (Camcraft Inc) Series 1993 2.20%, 01/07/05	2,000	2,000
+■ IDRB (Plano Molding Co) Series 1990 2.15%, 01/07/05	4,300	4,300
+■ IDRB (Radiological Society of North America) Series 1997 2.00%, 01/07/05	3,480	3,480
+■ IDRB (Rich Graphics Corp) Series 1996 2.15%, 01/07/05	2,080	2,080
+■◆ Qualified Residential Rental Bonds (River Oaks) Series 1989 2.02%, 01/07/05	32,000	32,000
+■ RB (American College of Surgeons) Series 1996 2.04%, 01/07/05	13,100	13,100
+■ RB (Aurora Central Catholic High School) Series 1994 2.25%, 01/07/05	1,000	1,000
+■ RB (Carmel High School) Series 2003 2.00%, 01/07/05	6,200	6,200
+■ RB (Catholic Charities Housing Development Corp) Series 1993A 2.15%, 01/07/05	9,160	9,160
+■ RB (Catholic Charities Housing Development Corp) Series 1993B 2.15%, 01/07/05	910	910
+■ RB (Chicago Academy of Sciences) Series 1997 2.00%, 01/07/05	2,615	2,615
+■ RB (Chicago Academy of Sciences) Series 1998 2.00%, 01/07/05	5,700	5,700

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Chicago Horticultural Society) Series 1999 2.00%, 01/07/05	20,000	20,000
+■ RB (Francis W. Parker School) Series 1999 1.98%, 01/07/05	2,500	2,500
+■ RB (Illinois Institute of Technology) Series 2004 2.00%, 01/07/05	2,500	2,500
+■ RB (Lake Forest Academy) Series 1994 2.00%, 01/07/05	4,000	4,000
+■ RB (Loyola Academy) Series 2001 2.00%, 01/07/05	10,000	10,000
+■ RB (McCormick Theological Seminary) Series 2001B 2.00%, 01/07/05	20,435	20,435
+■ RB (Perspectives Charter School) Series 2003 2.03%, 01/07/05	5,500	5,500
+▶■ RB (Presbyterian Home Lake Forest Place) Series 1996A 2.00%, 01/07/05	55,250	55,250
+■ RB (Presbyterian Homes Two Arbor Lane) Series 2001 2.00%, 01/07/05	9,000	9,000
+■ RB (Sacred Heart Schools) Series 2003 2.00%, 01/07/05	7,100	7,100
+■ RB (Slovak American Charitable Assn) Series 2000 2.00%, 01/07/05	7,745	7,745
+■ RB (St. Ignatius College Prep) Series 2002 2.00%, 01/07/05	2,800	2,800
+■ RB (St. Ignatius College) Series 1994 2.00%, 01/07/05	12,000	12,000
+■ RB (Wheaton Academy) Series 1998 2.00%, 01/07/05	9,000	9,000
■ Refunding RB (Univ. of Chicago) Series 2004-C 1.98%, 01/07/05	45,000	45,000
+■ Residential Rental RB (FC Harris Pavilion) Series 1994 1.98%, 01/07/05	7,200	7,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+◗■ Water Facilities Refunding RB (Illinois-American Water Co) Series 2002 2.05%, 01/07/05	5,000	5,000
Illinois Education Facility Auth		
+■ RB (Chicago Historical Society) Series 1989 2.00%, 01/07/05	7,800	7,800
+◗■• RB (Shedd Aquarium) Series 1997 2.06%, 01/07/05	2,000	2,000
Illinois Health Facilities Auth		
+■ RB (Bensenville Home Society) Series 1989A 2.00%, 01/07/05	2,050	2,050
+◗■• RB (Ingalls Health System) Series 1994 1.95%, 01/07/05	18,305	18,305
+■ RB (Villa St. Benedict) Series 2003B 2.07%, 01/07/05	10,250	10,250
+■ RB (Washington & Jane Smith Home) Series 1991 2.05%, 01/07/05	2,800	2,800
Illinois Housing Development Auth		
■ Homeowner Mortgage RB Series 2004D 1.68%, 07/27/05	15,000	15,000
■ Homeowner Mortgage Revenue Notes Series 2004 B-2 1.04%, 04/01/05	14,000	14,000
+■ M/F Mortgage Refunding RB (Hyde Park Tower Apts) Series 2000A 2.05%, 01/07/05	4,500	4,500
Illinois Student Assistance Commission		
+■ Student Loan RB Series 1996A 2.03%, 01/07/05	7,600	7,600
Lombard		
+■ Refunding IDRB (B&H Partnership) Series 1995 2.39%, 01/07/05	1,850	1,850
Metropolitan Pier & Exposition Auth		
+◗■• McCormick Place Expansion & Refunding Bonds Series 1999A-C 2.04%, 01/07/05	9,790	9,790
+◗■• McCormick Place Expansion Refunding Bonds Series 1998A 2.04%, 01/07/05	14,355	14,355
+◗■• McCormick Place Expansion Refunding Bonds Series 2002B 2.06%, 01/07/05	18,490	18,490
Montgomery Special Service Area #10		
+■ Special Tax Bonds (Blackberry Crossing West) Series 2004 2.00%, 01/07/05	20,000	20,000
Oak Forest		
+■ RB (Homewood) Series 1989 1.99%, 01/07/05	10,000	10,000
Palatine		
+■ Special Facility Limited Obligation RB (Little City for Community Development) Series 1998 2.00%, 01/07/05	4,000	4,000
Regional Transportation Auth		
GO Refunding Bonds Series 1999		
+◗■• 2.04%, 01/07/05	9,730	9,730
+◗■• 2.04%, 01/07/05	12,055	12,055
Rockford		
+■ IDRB (Ring Can Corp) Series 1998 2.06%, 01/07/05	1,220	1,220
+■ IDRB (Rockford Industrial Welding Supply) Series 1996 2.15%, 01/07/05	2,000	2,000
Southwestern Illinois Development Auth		
+■ Refunding IDRB (Holten Meat) Series 2004 2.10%, 01/07/05	6,860	6,860

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
University of Illinois		
+▶■• Auxiliary Facilities RB Series 1999A 2.06%, 01/07/05	3,500	3,500
▶■ COP (Utility Infrastructure) Series 2004 1.99%, 01/07/05	10,000	10,000
Wheeling		
+■ M/F Housing Refunding RB (Woodland Creek Apts II) Series 2002 2.05%, 01/07/05	17,655	17,655
Will-Kankakee Regional Development Auth		
+■ IDRB Series 2002 (Toltec Steel Services) Series 2002 2.12%, 01/07/05	7,170	7,170
Woodridge		
+▶■ M/F Housing Refunding RB (Hinsdale Lake Terrace Apts) Series 1990 2.05%, 01/07/05	20,760	20,760
Yorkville		
+■ IDRB (FE Wheaton & Co) Series 1996 2.15%, 01/07/05	950	950
		1,101,550
Indiana 2.1%		
Elkhart Cnty		
+■ Economic Development RB (West Plains Apts) Series 1998A 2.05%, 01/07/05	1,850	1,850
Gary Redevelopment District		
+■ Economic Growth RB Series 2001A 2.02%, 01/07/05	4,530	4,530
Indiana Development Finance Auth		
+■ Environmental RB (PSI Energy) Series 2004A 2.00%, 01/07/05	11,000	11,000
+■ IDRB (Big Sky Park) Series 1999 2.08%, 01/07/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ IDRB (Cives Corp) Series 1998 2.04%, 01/07/05	7,150	7,150
Indiana Educational Facilities Auth		
+■ Educational Facilities RB (St Joseph's College) Series 2004 2.00%, 01/07/05	12,000	12,000
Indiana Health Facilities Financing Auth		
+▶■ Insured RB Series 1985A 2.00%, 01/07/05	62,900	62,900
■ RB (Ascension Health) Series 2001-A-3 1.60%, 03/01/05	16,000	15,986
■ RB (Ascension Health) Series 2001-A-4 1.60%, 03/01/05	20,000	19,982
RB (Ascension Health) Series 2001A-2 1.73%, 07/05/05	9,000	9,000
Indiana HFA		
▶■• S/F Mortgage RB Series 1998 D-2 2.14%, 01/07/05	9,995	9,995
▶■• S/F Mortgage RB Series 2000 B-2 2.16%, 01/07/05	5,745	5,745
■ S/F Mortgage RB Series 2004 D-2 1.00%, 12/15/05	60,650	60,650
Indianapolis		
+■ M/F Housing RB (Nora Pines Apts) Series 2001 2.03%, 01/07/05	5,500	5,500
+▶■• Thermal Energy System RB Series 2001A 2.04%, 01/07/05	9,900	9,900
Marion		
+■ Economic Development RB (Indiana Wesleyan Univ) Series 2000 2.00%, 01/07/05	7,500	7,500
St Joseph Cnty		
+■ Economic Development RB (Corby Apts) Series 1997B 2.10%, 01/07/05	3,430	3,430

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Economic Development RB (Pin Oaks Apts) Series 1997A 2.10%, 01/07/05	1,000	1,000
+■ Economic Development RB (Western Manor Apts) Series 1997C 2.10%, 01/07/05	2,130	2,130
University of Southern Indiana		
+▶■ Auxiliary System RB Series 2001B 2.00%, 01/07/05	10,400	10,400
Vigo Cnty		
+■ Economic Development RB (Sisters of Providence) Series 2001 2.02%, 01/07/05	3,500	3,500
Vincennes University		
+■ Student Fee Bonds Series G 2.00%, 01/07/05	5,730	5,730
		274,878
Iowa 0.7%		
Iowa		
TRAN Series 2004 1.83%, 06/30/05	34,000	34,195
Iowa Finance Auth		
+■ Retirement Community RB (Western Home Communities) Series 2004 2.05%, 01/07/05	3,000	3,000
Iowa Higher Education Loan Auth		
+■ Private College Facility RB (Graceland Univ) Series 2003 2.05%, 01/07/05	2,000	2,000
+■ Private College Facility RB (St Ambrose University) Series 2003 2.22%, 01/03/05	10,595	10,595
Iowa Student Loan Liquidity Corp		
+▶■ Student Loan RB Series 1988B 2.01%, 01/07/05	46,500	46,500
		96,290

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Kansas 0.6%		
Kansas Dept of Transportation		
▶■• Highway RB Series 1999 2.04%, 01/07/05	37,500	37,500
Kansas Development Finance Auth		
+■ M/F Housing RB (Saddlewood Apts) Series 2004M 2.08%, 01/07/05	6,400	6,400
Wichita		
+■ Airport Facilities Refunding RB (Cessna Citation Service Center) 1997 Series III 2.05%, 01/07/05	11,245	11,245
+■ Airport Facility Refunding & Improvement RB (Flightsafety Intl) 1999 Series II 2.02%, 01/07/05	26,170	26,170
		81,315
Kentucky 0.9%		
Elizabethtown		
+■ IDRB (ALTEC) Series 1997 2.05%, 01/07/05	3,000	3,000
Jefferson Cnty		
+■ M/F Housing Refunding RB (Camden Brookside Apts) Series 2002 2.04%, 01/07/05	8,900	8,900
+■ Sports Stadium RB (Univ of Louisville Athletic Assn) Series 1997 2.10%, 01/07/05	3,000	3,000
Kentucky Higher Education Student Loan Corp		
+▶■ Insured Student Loan RB Series 1991E 1.98%, 01/07/05	12,600	12,600
+▶■ Insured Student Loan RB Series 1996A 1.98%, 01/07/05	23,850	23,850
Kentucky Housing Corp		
▶■• Housing RB Series 1998F 2.14%, 01/07/05	19,320	19,320
▶■• Housing RB Series 2002A 1.67%, 01/07/05	5,200	5,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Louisville & Jefferson Cnty Metropolitan Sewer District		
+◗■• Sewage & Drainage System RB Series 1999A 2.04%, 01/07/05	6,115	6,115
Louisville & Jefferson Cnty Regional Airport Auth		
■ Special Facilities RB Series 1999C 2.10%, 01/03/05	5,100	5,100
Louisville & Jefferson Cnty Visitors & Convention Comm		
+◗■ Dedicated Tax Refunding RB (Kentucky Intl Convention Center Expansion) Series 2004B 2.00%, 01/07/05	15,175	15,175
Richmond		
+■ IDRB (Mikron) Series 1995 2.05%, 01/07/05	7,175	7,175
Wickliffe		
+■ Pollution Control & Solid Waste Disposal Refunding RB (Westvaco Corp) Series 2001 2.00%, 01/07/05	4,250	4,250
		113,685

Louisiana 1.5%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Calcasieu Parish IDB		
+■ Refunding IDRB (Weingarten Realty Investors) Series 1995 2.04%, 01/07/05	1,990	1,990
East Baton Rouge Parish IDB		
+■ Solid Waste Disposal RB (Georgia-Pacific Corp) Series 2004 2.06%, 01/07/05	7,100	7,100
Ernest N. Morial – New Orleans Exhibit Hall Auth		
+◗■• Senior Subordinate Special Tax Bonds Series 2003A 2.04%, 01/07/05	4,995	4,995
Lafayette Parish IDB		
+■ Refunding IDRB (Westwood Village) Series 1995 2.04%, 01/07/05	3,735	3,735
Lafayette Public Power Auth		
+◗■• Electric Refunding RB Series 2003A&B 2.04%, 01/07/05	5,310	5,310
Lake Charles Harbor & Terminal District		
+■ Dock & Wharf RB (Conoco Inc) Series 2000 2.05%, 01/07/05	10,500	10,500
Louisiana Local Gov't Environmental Facilities & Comm Development Auth		
+■ RB (Univ of Louisiana-Monroe) Series 2004C 2.00%, 01/07/05	12,515	12,515
+■ RB (University of Louisiana-Monroe) Series 2004A 2.01%, 01/07/05	8,000	8,000
Louisiana Offshore Terminal Auth		
+■ Deepwater Port Refunding RB First State Series 1992A 2.00%, 01/07/05	10,000	10,000
+■ Deepwater Port Refunding RB Series 2003B 2.00%, 01/07/05	5,700	5,700
Louisiana Public Facility Auth		
+◗■ Lease Purchase RB Series 2003 2.04%, 01/07/05	20,000	20,000
+■ RB (Tiger Athletic Foundation) Series 2004 2.01%, 01/07/05	18,800	18,800
New Orleans Aviation Board		
+◗■ Refunding Bonds Series 1993B 2.00%, 01/07/05	4,860	4,860
Ouachita Parish IDB		
+■ IDRB (Sulzer Escher Wyss) Series 1989 2.04%, 01/07/05	1,500	1,500
St James Parish		
Pollution Control Refunding RB (Texaco) Series 1988A 1.88%, 02/10/05	36,500	36,500

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pollution Control Refunding RB (Texaco) Series 1988B 1.88%, 02/10/05	44,030	44,030
		195,535
Maine 0.5%		
Maine GO TAN 1.59%, 06/30/05	52,000	52,356
Maine Finance Auth +■ RB (Jackson Laboratory) Series 2002 2.02%, 01/07/05	5,800	5,800
Maine Housing Auth ▶■• Mortgage Purchase Bonds Series 2002 F-2 2.08%, 01/07/05	4,585	4,585
		62,741
Maryland 1.4%		
Anne Arundel Cnty ▶ TECP GO BAN Series A 1.75%, 01/04/05	20,000	20,000
Baltimore Cnty ▶ Consolidated Public Improvement TECP Series 2002 1.68%, 01/10/05	30,000	30,000
Howard Cnty +■ M/F Housing Refunding RB (Sherwood Crossing Apts) Series 2003 2.00%, 01/07/05	10,000	10,000
Maryland Community Development Admin. ▶■• S/F Program Bonds 1999 Third Series 2.14%, 01/07/05	32,335	32,335
Maryland Energy Financing Admin. +■ Limited Obligation Local District Cooling Facilities RB (Comfort Link) Series 2001 2.06%, 01/07/05	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Maryland Health & Higher Educational Facilities Auth +■ Pooled Loan Program RB Series D 1.98%, 01/07/05	39,365	39,365
+▶■ RB (University of Maryland Medical System) Series 2004A 2.00%, 01/07/05	9,900	9,900
Maryland State Economic Development Corp +■ IDRB (Dixon Valve & Coupling Co) Series 1998 2.09%, 01/07/05	1,815	1,815
Montgomery Cnty Housing Opportunities Comm S/F Mortgage RB 2004 Series C 1.10%, 03/08/05	24,840	24,840
S/F Mortgage RB 2004 Series D 1.15%, 03/08/05	3,985	3,985
		182,240
Massachusetts 4.6%		
Amesbury BAN 1.02%, 02/13/05	10,170	10,178
Bedford BAN 1.14%, 02/18/05	11,526	11,554
Clinton BAN Series 2004 1.07%, 02/04/05	20,000	20,017
Cohasset BAN 1.57%, 08/12/05	25,164	25,350
Concord Unlimited Tax School BAN 1.63%, 09/29/05	15,200	15,353
Dighton-Rehoboth Regional SD BAN Series R-1 1.64%, 06/03/05	17,500	17,598
Duxbury BAN 1.12%, 01/14/05	15,511	15,516

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Easton BAN 1.60%, 06/10/05	19,094	19,189
Foxborough BAN 1.63%, 06/16/05	21,235	21,341
Gateway Regional SD BAN 1.22%, 02/10/05	12,092	12,115
Haverhill ✚ BAN 1.20%, 04/01/05	3,000	3,008
Hudson BAN 1.27%, 05/13/05	25,419	25,576
Lawrence School BAN 2.28%, 12/22/05	12,000	12,111
Marion BAN 1.68%, 07/15/05	2,000	2,014
Marlborough BAN 1.60%, 06/16/05	11,359	11,430

Masconomet Regional SD
BAN
    1.10%, 02/10/05
    1.12%, 02/10/05
	10,000
	7,000
		10,010
		7,007

Massachusetts
✚▶■• GO Bonds Consolidated Loan
    Series 2001D
    2.03%, 01/07/05
	2,785	2,785

✚▶■ Route 3 North Transportation
    Improvements Assoc Lease
    RB Series 2002B
    1.95%, 01/07/05
	2,200	2,200

Massachusetts Bay Transit Auth
✚▶■• General Transportation System
    Bonds Series 1999A
    2.00%, 01/07/05
	9,000	9,000

**Massachusetts Development
Finance Agency**
✚▶■ Education RB (Dexter School)
    Series 2000
    1.97%, 01/07/05
	12,000	12,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

✚■ M/F Housing RB (Salem
    Heights Apts) Series 2003A
    2.00%, 01/07/05
	15,900	15,900

✚■ RB (Assumption College)
    Series 2002A
    1.97%, 01/07/05
	5,600	5,600

✚▶■ RB (Boston University)
    Series R-3
    2.00%, 01/07/05
	3,800	3,800

✚■ RB (Brandon Residential
    Treatment Center)
    Series 2003
    2.00%, 01/07/05
	2,290	2,290

✚■ RB (FIBA Technologies)
    Series 2003
    2.07%, 01/07/05
	2,200	2,200

✚■ RB (Judge Rotenberg Center)
    Series 2003
    1.97%, 01/07/05
	5,815	5,815

▶■ RB (Phillips Academy)
    Series 2003
    1.97%, 01/07/05
	2,000	2,000

✚■ RB (Sophia Snow Home)
    Series 2004A
    1.98%, 01/07/05
	6,000	6,000

✚■ RB (Sophia Snow Home)
    Series 2004B
    1.98%, 01/07/05
	4,000	4,000

✚▶■ RB (Wentworth Institute of
    Technology) Series 2000
    1.97%, 01/07/05
	6,585	6,585

✚■ Senior Living Facility RB
    (New England Deaconess
    Assn) Series 2004
    1.95%, 01/07/05
	3,000	3,000

**Massachusetts Health &
Educational Facilities Auth**
✚▶■• RB (Baystate Medical Ctr)
    Series D
    2.02%, 01/07/05
	13,300	13,300

✚■ RB (Boston Home)
    Series 2002B
    1.97%, 01/07/05
	2,500	2,500

▶■• RB (MIT) Series K 2.03%, 01/07/05	6,710	6,710
✚■ RB (Sherrill House) Series A-1 1.99%, 01/07/05	6,100	6,100
■ RB (Williams College) Series I 1.05%, 04/01/05	15,000	15,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+◗■• RB (Winchester Hospital) Series D		
2.03%, 01/07/05	3,000	3,000
Massachusetts HFA		
+◗■ Housing Bonds Series 2003F		
1.95%, 01/07/05	1,500	1,500
Massachusetts Industrial Finance Agency		
◗■ RB (Whitehead Institute For Biomedical Research) 1995		
1.92%, 01/07/05	2,200	2,200
+■ RB (Williston Northampton School) Series B		
2.00%, 01/07/05	1,800	1,800
Massachusetts Port Auth		
+ TECP Series 2003B		
1.73%, 01/10/05	15,800	15,800
Massachusetts Turnpike Auth		
+◗■• Metropolitan Highway System Subordinate RB Series 1999A		
1.99%, 01/07/05	7,110	7,110
Massachusetts Water Pollution Abatement Trust		
◗■• Water Pollution Abatement RB Subordinate Series 1999A		
2.05%, 01/07/05	1,500	1,500
Medway		
Unlimited Tax BAN		
1.04%, 03/18/05	15,000	15,030
Mendon-Upton Regional SD		
BAN 2004		
1.24%, 04/28/05	29,500	29,664
Nashoba Valley Technical High SD		
BAN		
1.48%, 08/12/05	7,441	7,509
Natick		
BAN		
1.09%, 04/29/05	12,900	12,937
New Bedford		
BAN		
1.14%, 02/25/05	12,950	12,966
Ralph C. Mahar Regional SD		
BAN		
1.69%, 07/14/05	20,000	20,137
Silver Lake Regional SD		
GO BAN		
1.61%, 08/26/05	20,000	20,179
Somerville		
GO BAN		
1.44%, 08/19/05	3,162	3,188
Springfield		
GO BAN		
1.75%, 06/17/05	7,500	7,542
Weymouth		
BAN		
1.02%, 03/10/05	25,000	25,034
1.46%, 03/10/05	10,000	10,028
Williamstown		
Unlimited Tax BAN		
1.37%, 05/05/05	6,900	6,938
Woburn		
BAN		
1.19%, 04/08/05	22,000	22,032
		592,246
Michigan 5.6%		
Allen Park Public Schools		
◗■• Unlimited Tax School Building Bonds Series 2003		
2.04%, 01/07/05	10,760	10,760
Ann Arbor Economic Development Corp		
+■ Limited Obligation RB (Glacier Hills) Series 2000A		
2.09%, 01/07/05	12,700	12,700
+■ Limited Obligation Refunding RB (Glacier Hills) Series 2000B		
2.09%, 01/07/05	8,685	8,685
Detroit		
+◗■• Sewage Disposal System RB Series 1999A		
2.04%, 01/07/05	34,650	34,650
+◗■• Sewage Disposal System Second Lien RB Series 2001B		
2.07%, 01/07/05	4,260	4,260
+◗■ Water Supply System Refunding Second Lien RB Series 2004-A		
2.01%, 01/07/05	26,500	26,500

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■ Water Supply System Refunding Second Lien RB Series 2004-B		
2.01%, 01/07/05	90,190	90,190
✚◗■ Water Supply System Refunding Senior Lien RB Series 2003D		
2.00%, 01/07/05	11,900	11,900
Detroit City SD		
✚◗■• School Building & Site Improvement Bonds Series 2001A		
2.07%, 01/07/05	4,620	4,620
Georgetown Economic Development Corp		
✚■ Limited Obligation RB (Sunset Manor) Series 2000		
2.00%, 01/07/05	8,860	8,860
Grand Rapids Economic Development Corp		
✚■ Refunding RB (Amway Hotel Corp) Series 1991A		
2.12%, 01/07/05	8,755	8,755
Macomb Cnty Hospital Finance Auth		
✚■ Hospital Refunding RB (Mt Clemens General Hospital) Series 2003 A-2		
2.14%, 01/03/05	9,300	9,300
Michigan		
GO Notes Fiscal 2005 Series A		
2.02%, 09/30/05	170,000	171,869
Michigan Building Auth		
✚ TECP Series 4		
1.75%, 01/20/05	50,000	50,000
Michigan Higher Education Facilities Auth		
✚■ Limited Obligation Refunding RB (Hope College) Series 2004		
2.03%, 01/07/05	4,000	4,000
Michigan Hospital Financing Auth		
✚■ Hospital Refunding & RB (Crittenton Hospital Medical Ctr) Series 2003A		
1.99%, 01/03/05	7,900	7,900
Michigan Housing Development Auth		
✚◗■• S/F Mortgage RB Series 2001A		
2.07%, 01/07/05	3,630	3,630
Michigan Job Development Auth		
✚■ Limited Obligation RB (Frankenmuth Bavarian Inn Motor Lodge) Series 1985		
2.15%, 01/30/05	7,100	7,100
Michigan Municipal Bond Auth		
✚◗■• Revenue Notes, Series 2004 B-2		
2.05%, 01/07/05	32,550	32,550
Michigan Strategic Fund		
✚■ Limited Obligation RB (Advance Plastics Corp) Series 1996		
2.15%, 01/07/05	1,530	1,530
✚■ Limited Obligation RB (American Cancer Society) Series 2000		
2.05%, 01/07/05	4,210	4,210
✚■ Limited Obligation RB (EPI Printers) Series 1997		
2.15%, 01/07/05	720	720
✚■ Limited Obligation RB (Mans) Series 1991		
2.19%, 01/07/05	420	420
✚■ Limited Obligation RB (Mans) Series 1998B		
2.15%, 01/07/05	935	935
✚■ Limited Obligation RB (Mechanics Uniform Rental Co) Series 1995		
2.15%, 01/07/05	1,000	1,000
✚■ Limited Obligation RB (United Machining) Series 1998		
2.15%, 01/07/05	4,000	4,000
✚◗■• Limited Obligation Refunding RB (Detroit Edison Co) Series 2003A		
2.08%, 01/07/05	5,995	5,995

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Michigan Trunk Line Fund		
+►■• State Trunk Line Fund Refunding Bonds Series 1998A 2.04%, 01/07/05	46,666	46,666
Oakland Cnty		
+■ Limited Obligation RB (Husky Envelope Products) Series 1999 2.15%, 01/07/05	2,100	2,100
+■ Limited Obligation RB (Pontiac Vision 2000 Schools) Series 2000 2.05%, 01/07/05	8,800	8,800
Wayne Cnty		
+►■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Junior Lien Series 2001 2.01%, 01/07/05	68,075	68,075
+►■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A 2.01%, 01/07/05	29,770	29,770
+►■ Airport Refunding RB (Detroit Metropolitan Wayne County Airport) Series 1996B 2.01%, 01/07/05	45,890	45,890
		728,340
Minnesota 1.8%		
Andover		
+■ Senior Housing Refunding RB (Presbyterian Homes) Series 2003 2.00%, 01/07/05	6,600	6,600
Bloomington Port Auth		
+►■ Special Tax Refunding RB (Mall of America) Series 1999B 2.05%, 01/07/05	23,900	23,900
Burnsville		
+■ M/F Housing Refunding RB (Southwind Apts) Series 2004 2.00%, 01/07/05	8,350	8,350
Eden Prairie		
+■ M/F Housing RB (Eden Prairie Leased Housing Associates I) Series 2003A 2.15%, 01/07/05	6,000	6,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hennepin Cnty		
■ GO Refunding Bonds Series 1996C 2.15%, 01/07/05	1,350	1,350
Hennepin Cnty Housing & Redevelopment Auth		
+■ M/F Housing Refunding RB (Stone Arch Apts) Series 2002 2.05%, 01/07/05	2,800	2,800
Mendota Heights		
+■ Refunding IDRB (Dakota Business Plaza) Series 2000 2.24%, 01/07/05	2,300	2,300
Minneapolis		
+■ RB (Guthrie Theater) Series 2003A 2.00%, 01/07/05	18,000	18,000
Minneapolis-St Paul Metropolitan Airports Comm		
+►■• Airport RB Series 2000B 2.08%, 01/07/05	5,225	5,225
+ Subordinate Revenue TECP Series B 1.90%, 01/12/05	17,500	17,500
Minnesota		
Tax & Aid Anticipation Borrowing Program COP Series 2004 1.53%, 09/02/05	73,915	74,628
Minnesota Agricultural & Economic Development Board		
+■ RB (Evangelical Lutheran Good Samaritan Society) Series 1996 2.05%, 01/07/05	7,400	7,400
Minnesota HFA		
►■ Residential Housing Finance Bonds Series 2004G 2.05%, 01/07/05	12,000	12,000
Minnesota Higher Education Facilities Auth		
+■ RB (Univ of St. Thomas) Series 4-O 2.03%, 01/07/05	9,700	9,700

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ RB (Univ of St. Thomas) Series 5-I 2.03%, 01/07/05	3,800	3,800
Rochester Health Care Facilities RB (Mayo Foundation) Series 1992B 1.85%, 01/06/05	20,200	20,200
Health Care Facilities RB (Mayo Foundation) Series 2000A 1.85%, 01/06/05	12,000	12,000
St Louis Park +■ M/F Housing RB (Park) Series 2002A 2.15%, 01/07/05	3,300	3,300
St Paul Housing & Redevelopment Auth +■ District Heating RB Series 1999D 2.05%, 01/07/05	3,230	3,230
		238,283

Mississippi 0.3%

Mississippi ◗■• GO Refunding Bonds Series 2001 2.04%, 01/07/05	14,880	14,880
Mississippi Business Finance Corp +■ IDRB (Electric Mills Wood Preserving) Series 1999 2.13%, 01/07/05	5,000	5,000
+■ IDRB (Omega Motion) Series 1996 2.04%, 01/07/05	4,000	4,000
+■ IDRB (VC Regional Assembly & Mnfg) Series 2003 2.02%, 01/07/05	9,210	9,210
Mississippi Home Corp +◗■• S/F Mortgage RB Series 1997C 2.14%, 01/07/05	3,775	3,775
		36,865

Missouri 0.3%

Clay Cnty IDA +■ IDRB (KS Salad Real Estate) Series 1999 2.12%, 01/07/05	6,000	6,000
Missouri Development Finance Board +■ IDRB (Milbank Mnfg Co) Series 1997 2.20%, 01/07/05	3,000	3,000
St Charles Cnty IDA +■ M/F Housing Refunding RB (Time Centre Apts Phase I) Series 2004A 2.02%, 01/07/05	15,600	15,600
+■ M/F Housing Refunding RB (Time Centre Apts Phase II) Series 2004B 2.06%, 01/07/05	4,500	4,500
St Louis IDA +■ IDRB (Kessler Container) Series 1997A 2.05%, 01/07/05	1,900	1,900
Washington IDA +■ IDRB (Pauwels Transformers) Series 1995 2.28%, 01/07/05	2,800	2,800
		33,800

Montana 0.0%

Montana Health Facilities Auth +◗■ Health Care RB (Pooled Loan Program) Series 1985A 2.00%, 01/07/05	4,325	**4,325**

Nebraska 0.3%

Dodge Cnty +■ IDRB (Oilgear Co) Series 1997 2.29%, 01/07/05	835	835
Lancaster County Hospital District #1 +◗■ Hospital RB (Bryan LGH Medical Ctr) Series 2002 2.22%, 01/03/05	13,000	13,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nebraska Investment Finance Auth		
▶■• S/F Housing RB Series 1998G 2.14%, 01/07/05	10,735	10,735
▶■• S/F Housing RB Series 1999E 2.11%, 01/07/05	880	880
Stanton Cnty		
■ IDRB (Nucor Corp) Series 1996 2.08%, 01/07/05	19,300	19,300
		44,750
Nevada 1.4%		
Clark Cnty		
✚▶■ Airport System Refunding RB Series 1993A 1.96%, 01/07/05	4,500	4,500
✚■ Airport System Subordinate Lien RB Series 1995 A-2 1.98%, 01/07/05	1,100	1,100
✚▶■ Airport System Subordinate Lien RB Series 2001A 2.17%, 01/03/05	2,500	2,500
✚▶■ Airport System Subordinate Lien RB Series 2001C 1.96%, 01/07/05	25,260	25,260
✚■ Economic Development RB (UNLV Fndn) Series 1999 1.99%, 01/07/05	395	395
✚■ IDRB (Southwest Gas Corp) Series 2003A 2.03%, 01/07/05	12,500	12,500
Clark Cnty SD		
✚▶■• GO (Limited Tax) Building Bonds Series 2001F 2.04%, 01/07/05	21,715	21,715
Nevada Housing Division		
✚■ Multi-Unit Housing RB (Sundance Village Apts) Series 2004 2.00%, 01/07/05	15,000	15,000
✚■ Multi-Unit Housing Refunding RB (Oakmont) Series 2002 2.00%, 01/07/05	4,350	4,350
✚■ Multi-unit Housing RB (Apache Pines Apts) Series 1999A 2.00%, 01/07/05	7,415	7,415

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ Multi-unit Housing RB (Banbridge Apts) Series 2000A 2.00%, 01/07/05	3,960	3,960
✚■ Multi-unit Housing RB (Bluffs Apts) Series 2002A 2.00%, 01/07/05	17,850	17,850
✚■ Multi-unit Housing RB (City Center) Series 2000A 2.00%, 01/07/05	7,600	7,600
✚■ Multi-unit Housing RB (Home Suites) Series 1989A 1.95%, 01/07/05	4,900	4,900
✚■ Multi-unit Housing RB (Silver Pines Apts) Series 2002A 1.98%, 01/07/05	5,500	5,500
✚■ Multi-unit Housing RB (Silver Terrace Apts) Series 2003A 2.00%, 01/07/05	5,150	5,150
✚■ Multi-unit Housing RB (St Rose Seniors Apts) Series 2002A 2.00%, 01/07/05	14,770	14,770
Washoe Cnty		
✚▶■• GO Convention Center Refunding Bonds Series 2001A 2.04%, 01/07/05	21,000	21,000
		175,465
New Hampshire 0.7%		
New Hampshire Business Finance Auth		
✚■ Solid Waste Disposal RB (Lonza Biologics) Series 2003 2.08%, 01/07/05	30,000	30,000
New Hampshire Health & Educational Facilities Auth		
✚▶■ RB (Dartmouth-Hitchcock Obligated Group) Series 2001A 1.99%, 01/07/05	38,135	38,135
✚■ RB (Easter Seals New Hampshire) Series 2004A 2.02%, 01/07/05	6,060	6,060
✚■ RB (Riverwoods) Series 2003 2.00%, 01/07/05	7,250	7,250

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New Hampshire HFA		
+▶■• S/F Mortgage Acquisition RB Series 1997C 2.14%, 01/07/05	2,035	2,035
+▶■• S/F Mortgage Acquisition RB Series 1998B 2.14%, 01/07/05	9,730	9,730
		93,210
New Jersey 0.9%		
Delaware River Port Auth		
+▶■• RB Series 1999 2.03%, 01/07/05	4,900	4,900
Englewood General Improvement & Special Assessment BANs 1.63%, 07/08/05	23,750	23,915
Gloucester Cnty		
■ Pollution Control Refunding RB (Exxon Mobil) Series 2003 2.00%, 01/07/05	6,200	6,200
New Jersey TRAN Series Fiscal 2005A		
▶■• 1.25%, 04/23/05	25,000	25,000
▶■• 2.05%, 01/07/05	15,000	15,000
New Jersey Health Care Facilities Financing Auth		
+▶■• RB (JFK Health Systems Obligated Group) Series 1993 2.02%, 01/07/05	3,355	3,355
+▶■• Refunding & RB (St Barnabas Health Care System) Series 1998B 2.01%, 01/07/05	2,030	2,030
New Jersey Housing and Mortgage Finance Agency S/F Housing RB Series 2004F 1.05%, 04/01/05	5,000	5,000
New Jersey Sports & Exposition Auth		
+▶■ State Contract Bonds Series 1992C 1.95%, 01/07/05	9,100	9,100
New Jersey Turnpike Auth		
+▶■• RB Series C 2.02%, 01/07/05	2,000	2,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Turnpike RB Series 2000A 2.02%, 01/07/05	6,100	6,100
Woodbridge Township General & Sewer Utility BAN		
1.65%, 07/08/05	5,481	5,519
1.67%, 07/08/05	6,519	6,563
		114,682
New Mexico 1.8%		
Farmington		
+■ Hospital RB (San Juan Regional Medical Center) Series 2004B 2.02%, 01/07/05	2,000	2,000
New Mexico 2004-2005 TRAN		
▶■• 2.05%, 01/07/05	30,000	30,000
▶■• 2.05%, 01/07/05	90,000	90,000
2004-2005 TRAN Series 2004A		
1.90%, 06/30/05	75,000	75,526
1.92%, 06/30/05	25,000	25,132
Santa Fe		
+■ Gross Receipts Tax Subordinate Lien Wastewater System RB Series 1997B 2.02%, 01/07/05	16,600	16,600
		239,258
New York 4.8%		
Dutchess Cnty IDA		
+■ Civic Facility RB (Trinity-Pawling School Corp) Series 1998 1.98%, 01/07/05	4,500	4,500
Jay Street Dev Corp		
+■ Courts Facility Lease RB (Jay St) Fiscal 2004 Bonds A-2 1.98%, 01/07/05	6,000	6,000
Long Island Power Auth		
+▶■• Electric System RB Series 1998A 2.01%, 01/07/05	10,970	10,970
+▶■ Electric System Subordinated RB Series 1998 7B 1.95%, 01/07/05	1,700	1,700

Issuer Rate, Maturity Date	Face Amount ($ × 1,000)	Value ($ × 1,000)
Metropolitan Transportation Auth		
+▶■ Dedicated Tax Fund Series 2002B 1.98%, 01/07/05	8,800	8,800
New York City		
+▶■• GO Bonds Fiscal 1998D 2.03%, 01/07/05	17,825	17,825
+▶■• GO Bonds Fiscal 2002 Series A 2.01%, 01/07/05	15,000	15,000
+▶■ GO Bonds Fiscal 2002 Series A-6 2.17%, 01/03/05	3,000	3,000
+■ GO Bonds Fiscal 2004 Series H-7 2.15%, 01/03/05	2,100	2,100
New York City Housing Development Corp		
+■ M/F Mortgage RB (2 Gold St) Series 2003A 1.95%, 01/07/05	500	500
+■ M/F Rental Housing RB (One Columbus Place) Series 1998A 1.99%, 01/07/05	51,200	51,200
+■ M/F Rental Housing RB (Sierra) Series 2003A 1.99%, 01/07/05	9,300	9,300
New York City IDA		
+■ Special Facility RB (Korean Air Lines) Series 1997A 1.99%, 01/07/05	31,400	31,400
New York City Municipal Water Finance Auth		
+▶■ Water & Sewer System RB Series 1995A 2.17%, 01/03/05	1,600	1,600
+▶■• Water & Sewer System RB Series 1996B 2.01%, 01/07/05	9,995	9,995
▶■ Water & Sewer System RB Series 2000C 2.18%, 01/03/05	23,700	23,700
▶■ Water & Sewer System RB Series 2001 F-2 1.96%, 01/07/05	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ × 1,000)	Value ($ × 1,000)
+▶■• Water & Sewer System RB Series 2002G 2.02%, 01/07/05	13,545	13,545
New York City Transitional Finance Auth		
▶■• Future Tax Secured Bonds Fiscal 1999 Series C 2.03%, 01/07/05	14,745	14,745
▶■• Future Tax Secured Refunding Bonds Fiscal 2003 Series A 2.02%, 01/07/05	4,640	4,640
▶■ Recovery Bonds Fiscal 2003 Series 2D 1.98%, 01/07/05	3,500	3,500
New York State		
+▶■• GO Bonds Fiscal 2004 Series F 2.06%, 01/07/05	50,000	50,000
New York State Dormitory Auth		
+▶■• State University Educational Facilities RB Series 2000B 1.99%, 01/07/05	20,000	20,000
New York State Energy Research Dev Auth		
+▶■• Gas Facilities RB (Brooklyn Union Gas) Series 1996 2.01%, 01/07/05	1,570	1,570
New York State HFA		
+■ Housing RB (101 West End Ave) Series 1998A 1.99%, 01/07/05	13,200	13,200
+■ Housing RB (150 E44th St) Series 2000A 1.99%, 01/07/05	43,500	43,500
+■ Housing RB (250 W50th St) Series 1997A 1.98%, 01/07/05	57,000	57,000
+■ Housing RB (345 E94th St) Series 1998A 1.99%, 01/07/05	5,265	5,265
+■ Housing RB (350 W43rd St) Series 2004A 1.99%, 01/07/05	9,400	9,400
+■ Housing RB (350 W43rd St) Series 2002A 1.99%, 01/07/05	5,000	5,000
+■ Housing RB (Avalon Chrystie Place I) Series 2004A 1.96%, 01/07/05	20,000	20,000

See financial notes. 33

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Housing RB (E84th St) Series 1995A		
1.98%, 01/07/05	11,300	11,300
+■ Housing RB (The Helena) Series 2003A		
1.98%, 01/07/05	12,200	12,200
+■ Housing RB (Union Square South) Series 1996A		
1.98%, 01/07/05	14,000	14,000
+■ Housing RB (W20th St) Series 2001A		
2.02%, 01/07/05	33,000	33,000
New York State Mortgage Agency		
◗■• Homeowner Mortgage RB Series 79		
2.03%, 01/07/05	14,995	14,995
◗■• Homeowner Mortgage RB Series 77A		
1.20%, 02/03/05	10,700	10,700
◗■• S/F Mortgage RB Series 92		
2.03%, 01/07/05	3,685	3,685
Pittsford Central SD		
GO BAN 2004B		
1.50%, 06/29/05	12,500	12,590
1.55%, 06/29/05	7,500	7,554
Port Auth of New York & New Jersey		
TECP Series A		
1.79%, 03/04/05	3,000	3,000
Smithtown Central SD		
2004-2005 TAN		
1.58%, 06/29/05	12,490	12,576
Tompkins Cnty IDA		
◗■ Civic Facility RB (Cornell Univ) Series 2002A		
1.97%, 01/07/05	8,400	8,400
Triborough Bridge & Tunnel Auth		
◗■• General Refunding RB Series 2002B		
2.01%, 01/07/05	9,995	9,995
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment Co) Series 2001A		
1.98%, 01/07/05	1,000	1,000
Yonkers IDA		
+◗■ Civic Facility RB (Consumers Union) Series 1994		
2.00%, 01/07/05	440	440
		624,390

North Carolina 2.0%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Charlotte		
+◗■ Airport Refunding RB Series 1997A		
2.01%, 01/07/05	37,400	37,400
Durham Housing Auth		
+■ M/F Housing RB (Pendleton Townhomes) Series 2001		
2.06%, 01/07/05	5,490	5,490
Forsyth Cnty		
+■ RB (Plymouth Printing Co) Series 1998		
2.09%, 01/07/05	1,140	1,140
Gates Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Coxe-Lewis Corp) Series 1999		
2.14%, 01/07/05	970	970
Guilford Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Metalcraft of Mayville SE Mnfg) Series 1997		
2.05%, 01/07/05	1,300	1,300
Hertford Cnty Industrial Facilities & Pollution Control Financing Auth		
IDRB (Nucor Corp) Series 2000A		
■ 2.02%, 01/07/05	17,500	17,500
■ 2.18%, 01/07/05	26,500	26,500
Johnston Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Flanders Corp) Series 1998		
2.05%, 01/07/05	4,500	4,500

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Carolina Educational Facilities Finance Agency		
+■ Educational Facilities RB (High Point Univ) Series 1997 1.99%, 01/07/05	4,410	4,410
+■ Educational Facilities RB (Queens College) Series 1999B 1.99%, 01/07/05	5,755	5,755
North Carolina HFA		
◑■• Home Ownership RB Series 1A 1.62%, 07/14/05	12,000	12,000
Piedmont Triad Airport Auth		
+◑■ Airport RB Series 2004B 2.05%, 01/07/05	19,500	19,500
Rockingham Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (McMichael Mills) Series 1997 2.04%, 01/07/05	1,100	1,100
Rowan Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ IDRB (Taylor Clay Products) Series 1999 2.04%, 01/07/05	3,400	3,400
Sampson Cnty Industrial Facilities & Pollution Control Finance Auth		
+■ IDRB (Crumpler Plastic Pipe) Series 1999 2.09%, 01/07/05	2,600	2,600
Union Cnty Industrial Facilities & Pollution Control Financing Auth		
+■ RB (Rock-Tenn Converting Co) Series 1997 2.06%, 01/07/05	1,750	1,750
Wake Cnty		
◑■ Public Improvement Bonds Series 2003B 1.30%, 04/01/05	28,000	28,082
◑■ School Bonds Series 2004A 1.13%, 04/01/05	30,000	30,064
◑■ School Bonds Series 2004B 1.13%, 04/01/05	41,320	41,408

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wake Cnty Housing Auth		
+■ M/F Housing RB (Walnut Ridge Apts) Series 2000 2.06%, 01/07/05	9,975	9,975
Wilmington Housing Auth		
+■ M/F Housing RB (Garden Lakes Estates) Series 1999 2.06%, 01/07/05	7,055	7,055
		261,899
North Dakota 0.3%		
North Dakota HFA		
Home Mortgage Finance Program Series 2004B		
◑■ 2.01%, 01/07/05	12,990	12,990
◑■ 2.01%, 01/07/05	11,735	11,735
Richland Cnty		
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996A 2.30%, 01/07/05	7,250	7,250
+■ Solid Waste Disposal RB (Minn-Dak Farmers Coop) Series 1996B 2.30%, 01/07/05	665	665
		32,640
Ohio 1.6%		
Akron, Bath & Copley Joint Township Hospital District		
+■ Hospital Facilities RB (Summa Health System) Series 2004B 2.01%, 01/07/05	7,500	7,500
Cleveland		
+■ Airport System RB Series 1997D 2.01%, 01/07/05	35,640	35,640
Cuyahoga Cnty		
+■ Economic Development RB (Hathaway Brown School) Series 1999 2.02%, 01/07/05	9,450	9,450
Hamilton		
+◑■ Electric System Refunding RB Series 2002A 1.99%, 01/07/05	5,210	5,210

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ohio		

■ Infrastructure Improvement
  Refunding GO Bonds
  Series 2004A		

1.98%, 01/07/05	1,000	1,000
✚■ RB (Pooled Financing) Series 2004		
2.01%, 01/07/05	9,820	9,820
Ohio Air Quality Development Auth		
✚■ Air Quality Development RB (JMG Funding) Series 1994A		
2.01%, 01/07/05	30,725	30,725
✚■ Air Quality Development RB (JMG Funding) Series 1994B		
2.10%, 01/07/05	14,400	14,400
Ohio HFA		

✚▶■ M/F Refunding RB (10
  Wilmington Place)
  Series 1991B		

2.00%, 01/07/05	8,945	8,945
▶■• Residential Mortgage RB 2001C		
2.11%, 01/07/05	6,195	6,195
Ohio Higher Educational Facility Commission		

✚■ Higher Educational Facility
  RB (Pooled Financing)
  Series 2003B		

2.01%, 01/07/05	4,900	4,900
Port of Greater Cincinnati Development Auth		

✚■ RB (National Underground
  Railroad Freedom Center)
  Series 2003A		

2.05%, 01/07/05	15,000	15,000
University of Cincinnati		
General Receipts BAN Series 2004C		
1.03%, 03/28/05	37,122	37,207
1.13%, 03/28/05	5,000	5,010
✚▶■ General Receipts Bonds Series 2004B		
1.99%, 01/07/05	20,000	20,000
		211,002

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oklahoma 1.0%		
Muldrow Public Works Auth		
✚■ IDRB (OK Foods) Series 1995		
2.10%, 01/07/05	5,000	5,000
Oklahoma Cnty Industrial Auth		
✚■ RB (National Cowboy Hall of Fame) Series 1999		
2.00%, 01/07/05	1,080	1,080
Oklahoma Development Finance Auth		
✚■ RB (Shawnee Funding) Series 1996		
2.06%, 01/07/05	3,100	3,100
Oklahoma HFA		
▶■• S/F Mortgage RB Series1998B-2 & 2000C-2		
2.08%, 01/07/05	3,300	3,300
Oklahoma Student Loan Auth		
✚▶■ Student Loan Bonds & Notes Series 1996A		
2.00%, 01/07/05	32,580	32,580
✚▶■ Student Loan Bonds & Notes Series 1997A		
2.03%, 01/07/05	33,000	33,000
✚▶■ Student Loan Bonds & Notes Series 1998A		
2.03%, 01/07/05	33,100	33,100
✚▶■ Student Loan Bonds & Notes Series 2000A-4		
2.03%, 01/07/05	10,945	10,945
Tulsa IDA		
✚■ RB (YMCA) Series 1999		
2.00%, 01/07/05	2,500	2,500
		124,605
Oregon 1.9%		
Oregon		
TAN Series 2004A		
▶■• 2.05%, 01/07/05	25,000	25,000
1.77%, 06/30/05	71,750	72,182
Oregon Economic Development Comm		

✚■ Economic Development RB
  (Pendleton Flour Mills) Series
  1997-182		

2.05%, 01/07/05	3,875	3,875

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Oregon Health & Science University		
+■ Economic Development RB (Kettle Foods) 1998 Series 196 2.07%, 01/07/05	4,760	4,760
+■ Special RB (OHSU Medical Group) Series 2004A 1.96%, 01/07/05	10,000	10,000
Oregon Health, Housing, Educational & Cultural Facilities Auth		
+■ RB (Quatama Crossing) Series 1998A 2.05%, 01/07/05	8,510	8,510
Oregon Housing & Community Services Dept		
■ S/F Mortgage RB Series 20030 1.25%, 01/07/05	40,000	40,000
■ S/F Mortgage RB Series 2003M 1.20%, 01/07/05	7,000	7,000
■ S/F Mortgage RB Series 2004D 1.16%, 05/05/05	12,800	12,800
■ S/F Mortgage RB Series 2004E 1.21%, 05/05/05	13,400	13,400
▶■ S/F Mortgage RB Series 2004L 2.03%, 01/07/05	5,000	5,000
S/F Mortgage RB Series 2004R 2.15%, 09/01/05	5,500	5,500
Port of Portland		
+■ Special Obligation RB (Portland Bulk Terminals) Series 1996 2.04%, 01/07/05	28,000	28,000
+■ Special Obligation RB (Portland Bulk Terminals) Series 1999 2.04%, 01/07/05	4,500	4,500
Portland		
+■ M/F Housing RB (Village of Lovejoy Fountain) Series 1997 2.07%, 01/07/05	8,500	8,500
		249,027

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pennsylvania 7.1%		
Allegheny Cnty Hospital Development Auth		
+▶■• Hospital RB (Magee-Womens Hospital) Series 1993 2.01%, 01/07/05	5,000	5,000
+■ RB (UPMC Senior Communities) Series 2003 2.00%, 01/07/05	250	250
Allegheny Cnty Port Auth		
+ Grant Anticipation Notes Series 2004 1.63%, 06/30/05	15,000	15,100
Berks Cnty		
+■ RB (Beacon Container) Series 1998A 2.14%, 01/07/05	745	745
Cambria Cnty IDA		
+■◆ Resource Recovery RB (Cambria Cogen Co) Series 1998A-1 2.00%, 01/07/05	90,000	90,000
+■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-2 2.24%, 01/07/05	14,430	14,430
Central Bucks SD		
+▶■ GO Series 2000A 2.04%, 01/07/05	1,550	1,550
Chester IDA		
+■ RB (Archdiocese of Philadelphia) Series 2001 2.10%, 01/03/05	13,050	13,050
Clarion Cnty IDA		
+■ Energy Development RB (Piney Creek) Series 1990 2.01%, 01/07/05	16,065	16,065
Daniel Boone Area SD		
+▶■ GO Bonds Series 2004 1.99%, 01/07/05	5,895	5,895
Dauphin Cnty General Auth		
+▶■ RB (Education & Health Loan) Series 1997 2.04%, 01/07/05	6,880	6,880

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Delaware Cnty IDA		
+■ Hospital RB (Crozer-Chester Medical Ctr) Series 2002 1.99%, 01/07/05	1,700	1,700
Delaware Valley Regional Finance Auth		
+▶■• Local Government RB Series 1998A 2.07%, 01/07/05	14,510	14,510
Emmaus General Auth		
+▶■ Bonds Series 1996 1.99%, 01/07/05	3,125	3,125
Erie SD		
+▶■• GO Bonds Series 2001A 2.04%, 01/07/05	15,845	15,845
Harrisburg Auth		
+▶■ Water Refunding RB Series 2002B 2.04%, 01/07/05	2,000	2,000
+▶■ Water Refunding RB Series 2003A 2.04%, 01/07/05	13,600	13,600
Lampeter-Strasburg SD		
+▶■ GO Bonds Series 2004A 2.02%, 01/07/05	6,000	6,000
Lancaster Cnty Hospital Auth		
+▶■ Health Center RB (Masonic Homes) Series 2002 1.99%, 01/07/05	17,435	17,435
Manheim Township SD		
+▶■ GO Bonds Series 2004 2.01%, 01/07/05	7,000	7,000
Mercer Cnty		
+▶■• GO Bonds Series 2001 2.04%, 01/07/05	9,000	9,000
Montgomery Cnty IDA		
+■ Pollution Control Refunding RB (PECO Energy Co) Series 1999A 2.00%, 01/07/05	14,000	14,000
Pollution Control Refunding RB (Peco Energy Co) Series 1994A		
+ 1.25%, 01/06/05	9,000	9,000
+ 1.80%, 01/13/05	19,160	19,160
+■ School RB (Friends' Central School) Series 2002 2.04%, 01/07/05	4,800	4,800
Montgomery Cnty Redevelopment Auth		
+■ M/F Housing RB (Kingswood Apts) Series 2001A 1.95%, 01/07/05	1,205	1,205
+■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A 2.01%, 01/07/05	750	750
Northhampton Cnty		
+▶■• County Agreement RB Series 2001 2.04%, 01/07/05	6,995	6,995
Norwin SD		
+▶■• GO Bonds Series 2001A 2.04%, 01/07/05	12,500	12,500
Pennsylvania		
+▶■• GO Bonds First Series 1995 2.03%, 01/07/05	1,000	1,000
▶■• GO Bonds First Series 2001 2.07%, 01/07/05	6,860	6,860
+▶■• GO Bonds First Series 2003 2.01%, 01/07/05	300	300
+▶■• GO Bonds Second Series 2002 2.01%, 01/07/05	14,995	14,995
Pennsylvania Convention Center Auth		
+▶■• RB Series 1989A 2.01%, 01/07/05	4,500	4,500
Pennsylvania Economic Development Financing Auth		
+■ Exempt Facilities RB (Amtrak) Series 2001B 2.03%, 01/07/05	8,700	8,700
■ Exempt Facilities RB (Merck & Co) Series 2001 2.11%, 01/07/05	15,700	15,700
Pennsylvania Energy Development Auth		
+■ Energy Development RB (B&W Ebensburg) Series 1986 2.01%, 01/07/05	10,190	10,190

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Energy Development RB (Piney Creek) Series 1986A 2.01%, 01/07/05	18,480	18,480
+■ Energy Development RB (Piney Creek) Series 1986C 2.01%, 01/05/05	4,155	4,155
+■ Energy Development RB (Westrum Hanover) Series 2004 2.05%, 01/07/05	5,900	5,900
Pennsylvania HFA		
+◗■• S/F Mortgage RB Drawdown Series 2003 2.06%, 01/07/05	6,920	6,920
◗■• S/F Mortgage RB Series 1999A 1.35%, 01/13/05	18,820	18,820
◗■• S/F Mortgage RB Series 2002-74B 2.04%, 01/07/05	1,895	1,895
◗■ S/F Mortgage RB Series 2004-83C 1.95%, 01/03/05	8,000	8,000
◗■ S/F Mortgage RB Series 2004-84C 1.99%, 01/07/05	2,000	2,000
◗■ S/F Mortgage RB Series 2004-84D 1.99%, 01/07/05	22,100	22,100
◗■• S/F Mortgage RB Series 1998-64 2.08%, 01/07/05	495	495
Pennsylvania Higher Education Assistance Agency		
+◗■ Student Loan RB Series 1988A 1.93%, 01/07/05	38,600	38,600
+◗■ Student Loan RB Series 1988B 1.93%, 01/07/05	25,000	25,000
+◗■ Student Loan RB Series 1994A 1.93%, 01/07/05	16,000	16,000
+◗■ Student Loan RB Series 1997A 2.05%, 01/07/05	25,650	25,650
+◗■ Student Loan RB Series 1999A 2.01%, 01/07/05	35,000	35,000
+◗■ Student Loan RB Series 2000A 2.05%, 01/07/05	39,225	39,225
+◗■ Student Loan RB Series 2001A 2.05%, 01/07/05	21,900	21,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+◗■ Student Loan RB Series 2003A-1 2.05%, 01/07/05	7,000	7,000
+◗■ Student Loan RB Series 2003A-2 2.05%, 01/07/05	38,000	38,000
Pennsylvania Intergovernmental Cooperation Auth		
+◗■ Special Tax Refunding RB (Philadelphia Funding Program) Series 2003 2.00%, 01/07/05	28,900	28,900
Pennsylvania Public School Building Auth		
+◗■• School Lease RB (Philadelphia SD) Series 2003 2.03%, 01/07/05	5,900	5,900
+◗■ School RB (Parkland SD) Series 1999D 2.04%, 01/07/05	18,865	18,865
Pennsylvania State University		
■ RB Series 2001A 1.98%, 01/07/05	1,300	1,300
Philadelphia		
+◗■ Water & Wastewater Refunding RB Series 2003 1.97%, 01/07/05	9,800	9,800
Philadelphia Gas Works		
+ Gas Works Revenue Notes TECP Series D 2.15%, 01/04/05	37,000	37,000
+◗■• RB Third Series 2001 2.01%, 01/07/05	5,995	5,995
Philadelphia Hospital & Higher Education Facilities Auth		
+■ RB (Wills Eye Hospital) Series 2000 2.00%, 01/07/05	7,000	7,000
Philadelphia IDA		
+◗■• Airport RB Series 1998A 1.35%, 01/13/05	12,710	12,710
+■ RB (City Line Holiday Inn) Series 1996 1.95%, 01/07/05	6,800	6,800

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Quakertown General Auth		
+■ RB (Pooled Financing Program) Series 1998A 1.90%, 01/07/05	335	335
Temple University		
University Funding Obligations Series 2004		
1.27%, 05/02/05	29,800	29,896
1.84%, 05/02/05	9,000	9,012
University of Pittsburgh		
Pitt Asset Notes Series 2004		
1.57%, 10/14/05	8,000	8,088
Washington Cnty Lease Auth		
+■ Municipal Facilities Lease RB (Reading II) Series 1985 A-1-B 2.00%, 01/07/05	7,400	7,400
■ Refunding RB (Univ of Pennsylvania) Series 2004 1.96%, 01/07/05	10,000	10,000
West Cornwall Twp Municipal Auth		
+■ RB (Lebanon Valley Brethren Home) Series 1995 2.04%, 01/07/05	1,720	1,720
		925,696
Puerto Rico 0.0%		
Puerto Rice Public Buildings Auth		
+▶■• Government Facilities RB Series B 2.00%, 01/07/05	1,500	1,500
Puerto Rico Hwy & Transp Auth		
+▶■• Highway RB Series Y 1.99%, 01/07/05	1,800	1,800
+▶■• Subordinated Transportation RB Series 2003 1.99%, 01/07/05	300	300
		3,600
Rhode Island 0.8%		
Rhode Island Housing & Mortgage Finance Corp		
▶■• Home Ownership Opportunity Bonds 1998 Series 29A 2.14%, 01/07/05	19,020	19,020

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Rhode Island IDA		
+■ IDRB (Greystone of Lincoln) 2000 Series 2.20%, 01/07/05	1,700	1,700
Rhode Island Student Loan Auth		
+▶■ Student Loan Program RB 1995 Series 1 2.01%, 01/07/05	30,000	30,000
+▶■ Student Loan Program RB 1996 Series 1 2.01%, 01/07/05	19,000	19,000
+▶■ Student Loan Program RB 1996 Series 2 2.01%, 01/07/05	6,900	6,900
+▶■ Student Loan Program RB 1996 Series 3 2.01%, 01/07/05	23,000	23,000
		99,620
South Carolina 1.2%		
Berkeley Cnty SD		
+▶■• School Building Bonds Series 2002 1.44%, 01/07/05	7,575	7,575
Florence Cnty Public Facilities Corp		
+▶■ Refunding COP (Law Enforcement & Civic Centers) Series 2003 2.00%, 01/07/05	27,290	27,290
Greenville IDA		
+■ IDRB (Stevens Aviation Technical Services) Series 1997 2.09%, 01/07/05	3,500	3,500
Piedmont Municipal Power Agency		
+▶■ Electric RB Series 2004 B-5 1.95%, 01/07/05	10,000	10,000
South Carolina Assn of Gov'tal Organizations		
COP Series 2004 1.53%, 04/15/05	15,000	15,052

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Carolina Housing & Develop Auth		
+■ M/F Rental Housing RB (Ashley Apts) Series 1999 2.06%, 01/07/05	4,105	4,105
+■ M/F Rental Housing RB (Piedmont Manor Apts) Series 2000B-1 2.06%, 01/07/05	5,755	5,755
+■ M/F Rental Housing RB (Spartanburg Terrace Apts) Series 2000C-1 2.06%, 01/07/05	1,960	1,960
+■ M/F Rental Housing Refunding RB (Fairway Apts) Series 2001A 2.02%, 01/07/05	7,735	7,735
South Carolina Jobs Economic Develop Auth		
+■ Economic Development RB (Holcim) Series 2003 2.15%, 01/07/05	6,250	6,250
+■ Economic Development RB (Thomas & Betts Corp) Series 1997 2.09%, 01/07/05	3,250	3,250
+■ IDRB (Sanders Brothers Construction Co) Series 1996 2.09%, 01/07/05	700	700
South Carolina Public Service Auth		
◗ TECP 1.85%, 01/25/05	29,701	29,701
South Carolina Transportation Infrastructure Bank		
+◗■• RB Series 1999A 2.04%, 01/07/05	22,610	22,610
Spartanburg Cnty IDA		
+■ Refunding IDRB (Bemis Co) Series 1991 2.04%, 01/07/05	4,750	4,750
		150,233

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
South Dakota 0.4%		
South Dakota Health & Educational Facilities Auth		
+◗■ RB (McKenna Hospital) Series 1994 2.05%, 01/07/05	27,240	27,240
South Dakota Housing Develop Auth		
◗■ Homeownership Mortgage Bonds Series 2003C-1 1.95%, 01/07/05	10,000	10,000
◗■ Homeownership Mortgage Bonds Series 2004G 1.95%, 01/07/05	11,000	11,000
+■ M/F Housing RB (Harmony Heights) Series 2001 2.15%, 01/07/05	6,500	6,500
		54,740
Tennessee 3.3%		
Bristol Health & Educational Facilities Board		
+■ RB (King College) Series 2001 2.00%, 01/07/05	1,650	1,650
Carter Cnty IDB		
+■ M/F Housing Refunding RB (Willow Run Apts) Series 1990 2.20%, 01/07/05	6,675	6,675
Chattanooga Health, Education & Housing Facilities Board		
+■ RB (Baylor School) Series 1996 2.00%, 01/07/05	2,035	2,035
+■ THA Program RB (Cumberland Medical Ctr) Series 2004A 2.00%, 01/07/05	40,800	40,800
Clarksville Public Build Auth		
+■ Pooled Financing RB Series 2001 2.15%, 01/03/05	3,240	3,240
Franklin Co IDB		
+■ IDRB (Hi-Tech) Series 1997 2.05%, 01/07/05	3,800	3,800
Grundy Cnty IDB		
+■ Limited Obligation RB (Toyo Seat USA Corp) Series 2001 2.20%, 01/07/05	3,795	3,795

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hendersonville IDB		
+■ Refunding IDRB (Betty Machine Co) Series 2001		
2.06%, 01/07/05	3,445	3,445
Huntingdon IDB		
+■ IDRB (Associated Rubber Co) Series 1999		
2.06%, 01/07/05	2,200	2,200
Jackson Energy Auth		
+◗■ Gas System RB Series 2002		
2.00%, 01/07/05	5,730	5,730
+◗■ Water System RB Series 2002		
2.00%, 01/07/05	4,800	4,800
Jackson IDB		
+■ Solid Waste Facility Bonds (Ameristeel Corp) Series 1997		
2.05%, 01/07/05	3,800	3,800
McMinn Cnty IDA		
+■ Solid Waste Disposal Facilities RB (Bowater) Series 1999		
2.04%, 01/07/05	13,500	13,500
Memphis Health, Educational & Housing Facility Board		
+■ M/F Housing Refunding RB (Watergrove Apts) Series 2004		
2.00%, 01/07/05	7,945	7,945
Metropolitan Govt of Nashville & Davidson Cnty		
GO TECP		
1.85%, 01/11/05	15,000	15,000
1.78%, 03/16/05	15,000	15,000
Metropolitan Govt of Nashville & Davidson Cnty Health & Educational Facilities Board		
■ RB (Ascension Health) Series 2001 B-1		
1.65%, 08/03/05	4,000	4,000
+■ RB (Ensworth School) Series 2002		
2.00%, 01/07/05	7,525	7,525
Metropolitan Govt of Nashville Davidson Cnty IDB		
+■ Educational Facilities Refunding RB (David Lipscomb Univ) Series 2003		
2.00%, 01/07/05	8,500	8,500
+■ IDRB (Bindtech) Series 1997		
2.05%, 01/07/05	2,850	2,850
+■ M/F Housing RB (Arbor Crest) Series 1985B		
2.01%, 01/07/05	12,550	12,550
+■ M/F Housing RB (Arbor Knoll) Series 1985A		
2.01%, 01/07/05	13,400	13,400
+■ RB (Nashville Symphony Hall) Series 2004		
2.00%, 01/07/05	13,000	13,000
Metropolitan Nashville Airport Auth		
+■ Passenger Facility Charge Refunding Bonds Series 2003		
2.06%, 01/07/05	6,300	6,300
Sevier Cnty Public Building Auth		
+◗■ Public Improvement Bonds Series 1995 C-1		
2.00%, 01/07/05	2,975	2,975
+◗■ Public Improvement Bonds Series 1996 E-4		
2.00%, 01/07/05	2,340	2,340
+◗■ Public Improvement Bonds Series 1996 E-5		
2.00%, 01/07/05	1,310	1,310
+◗■ Public Improvement Bonds Series 1996 F-1		
2.00%, 01/07/05	8,700	8,700
+◗■ Public Improvement Bonds Series 1996 F-2		
2.00%, 01/07/05	4,775	4,775
+◗■ Public Improvement Bonds Series 1996 G		
2.00%, 01/07/05	4,810	4,810
+◗■ Public Improvement Bonds Series 1996 II-C		
2.00%, 01/07/05	805	805
+◗■ Public Improvement Bonds Series 1998 III-C-1		
2.00%, 01/07/05	7,980	7,980
Shelby Cnty		
TAN Series 2004		
1.52%, 06/30/05	31,300	31,525

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Shelby Cnty Health, Education & Housing Facility Board		
+■ Educational Facilities RB (Rhodes College) Series 2000 2.00%, 01/07/05	9,545	9,545
+■ M/F Housing RB (TUP I) Series 1997A 2.15%, 01/07/05	5,000	5,000
+■ RB (St. Benedict at Auburndale High School) Series 2003 2.04%, 01/07/05	5,000	5,000
Tennessee GO TECP Series A		
1.77%, 01/04/05	15,000	15,000
1.80%, 03/07/05	20,000	20,000
1.83%, 03/09/05	10,000	10,000
Tennessee Housing Development Agency		
▶■• Homeownership Program Bonds Series 2001-1C 2.12%, 01/07/05	7,350	7,350
Volunteer Student Loan Funding Corp		
+■ Student Loan RB Series 1987 A-1 2.02%, 01/07/05	15,000	15,000
+■ Student Loan RB Series 1987 A-2 2.02%, 01/07/05	13,700	13,700
+■ Student Loan RB Series 1987 A-3 2.02%, 01/07/05	59,700	59,700
		427,055
Texas 11.0%		
Amarillo Health Facility Corp		
+■ Hospital RB (Panhandle Pooled Health Care Loan) Series 1985 2.10%, 01/07/05	3,000	3,000
Austin		
▶■• Public Improvement Bonds Series 2000 2.04%, 01/07/05	6,000	6,000
+▶■• Water & Wastewater Refunding RB Series 2001A&B 2.06%, 01/07/05	1,225	1,225

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bexar Cnty Health Facilities Development Corp.		
+■ Health Care RB (Chandler Memorial Home) Series 1995 2.02%, 01/07/05	3,700	3,700
Brazos River Auth		
+■ Pollution Control Refunding RB (TXU Electric Co) Series 2001D-1 2.03%, 01/07/05	14,300	14,300
Collin Cnty HFA		
+■ M/F Housing RB (Huntington Apts) Series 1996 2.08%, 01/07/05	6,150	6,150
Dallas		
▶ Waterworks & Sewer System CP Notes Series B 1.77%, 03/07/05	14,475	14,475
Dallas Area Rapid Transit		
+▶■• Senior Lien Sales Tax RB Series 2001 2.04%, 01/07/05	16,130	16,130
Dallas-Fort Worth International Airport		
+▶■• Airport Joint Improvement RB Series 2003A 1.65%, 01/07/05	9,995	9,995
+▶■• Joint Improvement & Refunding RB Series 2002A 2.08%, 01/07/05	8,995	8,995
Joint RB Series 2003A		
+▶■• 2.06%, 01/07/05	2,500	2,500
+▶■• 2.08%, 01/07/05	3,370	3,370
■ Refunding RB (United Parcel Service) Refunding RB Series 2002 2.10%, 01/03/05	4,900	4,900
Denton Utility System		
+▶■• Utility System RB Series 2000A 2.03%, 01/07/05	5,230	5,230
El Paso		
+▶■• Water & Sewer Refunding RB Series 1998 2.14%, 01/07/05	10,610	10,610
El Paso Independent SD		
▶■ Unlimited Tax School Building Bonds Series 2004B 2.00%, 01/07/05	12,100	12,100

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Garland Independent SD		
+▶■ Unlimited Tax School Building Bonds Series 2004B 2.05%, 06/15/05	7,125	7,125
Grand Prairie IDA		
+■ IDRB (NTA Leasing Co) Series 1994 2.15%, 01/07/05	1,400	1,400
Grapevine IDA		
+■ Airport Improvement RB (Simuflite Training Int'l) Series 1983A 1.15%, 04/01/05	18,975	18,975
Greater East Texas Student Loan Corp		
Student Loan RB Series 1992B		
+■ 1.80%, 07/01/05	14,000	14,000
+■ 2.05%, 01/07/05	30,200	30,200
+■ Student Loan RB Series 1995B		
1.80%, 07/01/05	10,000	10,000
+■ Student Loan RB Series 1998A		
2.05%, 01/07/05	10,250	10,250
+■◆ Student Loan Refunding RB Series 1993A 2.05%, 01/07/05	48,150	48,150
+■ Student Loan Refunding RB Series 1993B 2.05%, 01/07/05	7,000	7,000
+■ Student Loan Refunding RB Series 1995A 2.05%, 01/07/05	35,700	35,700
+■◆ Student Loan Refunding RB Series 1996A 2.05%, 01/07/05	56,000	56,000
Gregg Cnty Health Facilities Dev Corp		
+■ Hospital RB (Good Shepherd Medical Ctr) Series 2004 1.99%, 01/07/05	21,400	21,400
Gulf Coast Industrial Development Auth		
+■ IDRB (Gruma Corp) Series 1994 2.10%, 01/07/05	6,440	6,440
Gulf Coast Waste Disposal Auth		
■ Solid Waste Disposal RB (Amoco Oil Co) Series 1991 1.32%, 04/01/05	9,200	9,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Harris Cnty		
+▶■ Junior Lien Special RB (Rodeo) Series 2001C 2.00%, 01/07/05	1,900	1,900
▶■• TAN Series 2004 2.05%, 01/07/05	63,975	63,975
Harris Cnty Flood Control Dist		
Contract Tax TECP Series F		
+ 1.80%, 03/03/05	3,500	3,500
+ 1.86%, 03/03/05	5,605	5,605
Harris Cnty Health Facility Development Corp		
+▶■• RB (SCH Health Care) Series 1997B 2.04%, 01/07/05	14,850	14,850
Harris Cnty HFA		
+■ M/F Housing RB (Dominion Square Apts) Series 2000 2.14%, 01/07/05	2,860	2,860
+■ M/F Housing RB (Village At Cornerstone Apts) Series 2004 2.03%, 01/07/05	8,360	8,360
Houston		
▶■• Public Improvement Refunding Bonds Series 1998A 2.04%, 01/07/05	21,655	21,655
▶■• TRAN Series 2004 2.05%, 01/07/05	13,460	13,460
+▶■• Water & Sewer System Junior Lien Refunding RB Series 2002A 2.07%, 01/07/05	6,530	6,530
Houston Independent SD		
▶■ Limited Tax Schoolhouse & Refunding Bonds Series 2003 1.73%, 06/15/05	97,270	97,270
▶■ Limited Tax Schoolhouse Bonds Series 2004 1.75%, 06/09/05	105,000	104,941
Jewett Economic Development Corp		
■ IDRB (Nucor Corp) Series 2003 2.08%, 01/07/05	6,200	6,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Katy Independent SD		
+◗■• Unlimited Tax School Building Bonds Series 2000A		
2.04%, 01/07/05	10,145	10,145
◗■ Unlimited Tax School Building Bonds Series 2004C		
2.00%, 01/07/05	38,000	38,000
Lavaca-Navidad River Auth		
+■ Water Supply System Contract RB (Formosa Plastics Corp) Series 1990		
2.08%, 01/07/05	13,600	13,600
Leander Independent SD		
+◗■• Unlimited Tax School Building & Refunding Bonds Series 2003		
1.28%, 02/23/05	10,000	10,000
Lower Colorado River Auth		
+◗■• Refunding RB Series 1999A		
2.04%, 01/07/05	10,770	10,770
Lower Neches Valley Auth		
■ Pollution Control RB (Chevron USA) Series 1987		
1.28%, 02/15/05	10,540	10,540
Lubbock Independent SD		
+◗■▲ Unlimited Tax School Building Bonds Series 2005-A		
2.20%, 12/15/05	23,050	23,296
Mansfield IDA		
+■ IDRB (Southern Champion Tray) Series 1999		
2.06%, 01/07/05	1,900	1,900
Matagorda Cnty Navigation District # 1		
+◗■• Refunding RB (Houston Lighting & Power Co)		
1.76%, 01/07/05	19,385	19,385
Midlothian Independent SD		
+◗■• Unlimited Tax School Building & Refunding Bonds Series 2004		
2.03%, 01/07/05	8,840	8,840
North Texas Higher Education Auth		
+■◆ Student Loan RB Series 1987		
2.00%, 01/07/05	87,750	87,750
+■ Student Loan RB Series 1998		
1.98%, 01/07/05	9,000	9,000
Panhandle Plains Higher Education Auth		
+◗■ Student Loan RB Series 1991A		
2.01%, 01/07/05	20,700	20,700
Student Loan RB Series 1992A		
+◗■ 2.01%, 01/07/05	10,500	10,500
+◗■ 2.01%, 01/07/05	7,300	7,300
+◗■ Student Loan RB Series 1993A		
2.01%, 01/07/05	5,400	5,400
San Antonio IDA		
+■ IDRB (Gruma Corp) Series 1994		
2.10%, 01/07/05	4,095	4,095
Southeast Texas HFA		
S/F Mortgage Refunding & RB Series 1998A		
+◗■• 2.08%, 01/07/05	4,665	4,665
◗■• 2.08%, 01/07/05	4,735	4,735
Texas		
GO College Student Loan & Refunding Bonds Series 2003		
◗■ 1.80%, 07/01/05	10,130	10,130
◗■ 1.80%, 07/01/05	15,560	15,560
TRAN Series 2004		
1.60%, 08/31/05	100,820	101,741
◗■• 2.05%, 01/07/05	88,000	88,000
◗■ Veterans' Housing Assistance Program Fund II Series 2002 A-2		
2.00%, 01/07/05	6,000	6,000
Texas A&M University		
◗■• Permanent University Fund Bonds Series 1998		
2.04%, 01/07/05	28,445	28,445
Texas Dept of Housing & Community Affairs		
+■ M/F Housing RB (Bristol Apts) Series 2004		
2.03%, 01/07/05	8,625	8,625
+■ M/F Housing RB (Creek Point Apts) Series 2000		
2.03%, 01/07/05	7,100	7,100
+■ M/F Housing RB (Montgomery Pines Apts) Series 2004		
2.03%, 01/07/05	12,300	12,300
+■ M/F Housing RB (Pinnacle Apartments) Series 2004		
2.03%, 01/07/05	7,000	7,000

See financial notes. 45

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◨■• Residential Mortgage RB Series 1998A 2.14%, 01/07/05	14,950	14,950
✚◨■• S/F Mortgage RB Series 2002A&B 2.08%, 01/07/05	4,160	4,160
✚◨■ S/F Mortgage RB Series 2004D 2.05%, 01/07/05	10,950	10,950
Texas Municipal Gas Corp		
✚◨■ Senior Lien Gas Reserve RB Series 1998 2.00%, 01/07/05	2,385	2,385
Texas Public Finance Auth		
▶ Unemployment Compensation Obligation Accessment RB Series 2003C-1 1.80%, 04/05/05	45,000	45,000
Trinity River Auth		
✚■ Solid Waste Disposal RB (Community Waste Disposal) Series 1999 2.07%, 01/07/05	4,945	4,945
Waco Education Finance Corp		
✚◨■ RB (Baylor Univ) Series 2002A 2.00%, 01/07/05	9,775	9,775
		1,427,313
Utah 1.7%		
Davis Cnty SD		
TAN Series 2004 1.60%, 06/30/05	25,000	25,170
Intermountain Power Agency		
✚◨■• Power Supply Refunding RB Series 1996C 2.03%, 01/07/05	15,330	15,330
Salt Lake City		
✚◨■• Hospital RB (IHC Health Services) Series 2001 2.04%, 01/07/05	26,730	26,730
■ Pollution Control RB (Amoco) Series 1983 1.55%, 04/01/05	4,715	4,713
✚■ RB (Rowland Hall - St. Mark's School) Series 2001 2.00%, 01/07/05	9,515	9,515
TRAN Series 2004 1.60%, 06/30/05	25,000	25,170

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
University of Utah		
✚◨■• Auxiliary & Campus Facilities System Refunding & RB Series 1998A 2.04%, 01/07/05	30,060	30,060
✚■ Student Loan RB Series 1993A 1.98%, 01/07/05	15,000	15,000
✚◨■ Student Loan RB Series 1995I 1.98%, 01/07/05	27,500	27,500
Utah		
◨■• GO Highway Bonds Series 1998A 2.02%, 01/07/05	31,085	31,085
Utah Building Ownership Auth		
✚◨■• Lease Refunding RB Series 1998C 2.04%, 01/07/05	9,695	9,695
Woods Cross City		
✚■ M/F Housing Refunding RB (Springwood Apts) Series 2001A 1.99%, 01/07/05	3,605	3,605
		223,573
Vermont 0.1%		
Vermont Economic Development Auth		
✚■ IDRB (Agri-Mark) Series 1999A 2.20%, 01/07/05	17,000	17,000
✚■ IDRB (Agri-Mark) Series 1999B 2.20%, 01/07/05	1,000	1,000
		18,000
Virginia 0.6%		
Fairfax Cnty		
Public Improvement Refunding Bonds Series 2003A 1.73%, 06/01/05	11,325	11,425
King George Cnty		
✚■ Solid Waste Disposal Facility RB (Garnet) Series 1996 2.05%, 01/07/05	3,700	3,700
Loudoun Cnty IDA		
■ RB (Howard Hughes Medical Institute) Series 2003E 2.10%, 01/03/05	2,000	2,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Montgomery Cnty IDA		
+■RB (Virginia Tech Foundation) Series 2001A 1.99%, 01/07/05	8,900	8,900
+■RB (Virginia Tech Foundation) Series 2001B 2.09%, 01/07/05	1,015	1,015
+■RB (Virginia Tech Foundation) Series 2002 1.99%, 01/07/05	4,485	4,485
Newport News IDA		
+■RB (CNU Warwick Student Apts) Series 2004 2.00%, 01/07/05	4,300	4,300
Norfolk		
+▶■•Parking System Refunding & RB Series 2000B 2.04%, 01/07/05	9,450	9,450
Norfolk Redevelopment & Housing Auth		
+■RB (Old Dominion University Real Estate Foundation Student Housing) Series 2004B 2.00%, 01/07/05	6,000	6,000
Portsmouth Redevelopment & Housing Auth		
+■M/F Housing RB (Churchland North Apts) Series 1999 2.06%, 01/07/05	6,550	6,550
Richmond IDA		
+■Educational Facilities RB (Church Schools) Series 2002 2.00%, 01/07/05	9,640	9,640
Virginia Beach Development Auth		
+■M/F Residential Rental Housing RB (Silver Hill at Thalia) Series 1999 2.06%, 01/07/05	4,200	4,200
Virginia Port Authority Commonwealth Port Fund Refunding RB Series 1998 1.70%, 07/01/05	8,630	8,780
		80,445

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Washington 3.3%		
Douglas Cnty Development Corp		
+■RB (Executive Flight) Series 1998 2.05%, 01/07/05	6,300	6,300
Energy Northwest		
+■•Columbia Generating Station & Project #3 Refunding Electric RB Series 2001A 2.04%, 01/07/05	29,700	29,700
+▶■•Project #3 Refunding Electric RB Series 2003A 2.03%, 01/07/05	8,690	8,690
+▶■Project #3 Refunding Electric RB Series 2003D-3-2 2.00%, 01/07/05	8,000	8,000
+▶■•Project #1 Refunding Electric RB Series 2002A 2.03%, 01/07/05	16,230	16,230
Everett IDA		
■Exempt Facilities RB (Kimberly-Clark Corp) Series 2002 2.05%, 01/07/05	3,200	3,200
+■RB (Partners Trust I) Series 1996 2.05%, 01/07/05	3,300	3,300
Olympia		
+■Solid Waste RB (LeMay Enterprises) Series 1999 2.07%, 01/07/05	5,905	5,905
Pierce Cnty		
+■IDRB (McFarland Cascade) Series 1996 2.10%, 01/07/05	3,945	3,945
+▶■•Unlimited Tax GO Bonds Series 2001 2.04%, 01/07/05	43,655	43,655
Pierce Cnty Economic Development Corp		
+■RB (Flex-A-Lite Consolidated) Series 1996 2.05%, 01/07/05	2,250	2,250
+■RB (K&M Holdings II) Series 1997 2.32%, 01/07/05	1,300	1,300

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste RB (LeMay Enterprises) Series 1999 2.07%, 01/07/05	2,145	2,145
Port of Centralia IDA		
+■ Solid Waste RB (LeMay Enterprises) Series 1999 2.07%, 01/07/05	1,345	1,345
Port of Moses Lake Public Corp		
+■ RB (National Frozen Foods Corp) Series 1997 2.00%, 01/07/05	2,900	2,900
Port of Seattle		
+■• RB Series 2001B 2.08%, 01/07/05	4,430	4,430
+■• Special Facility RB (Terminal 18) Series 1999B 2.11%, 01/07/05	49,795	49,795
Port of Tacoma		
+ Subordinate Lien Revenue TECP Series A 1.83%, 03/09/05	11,000	11,000
Seattle		
+■• Drainage & Wastewater Refunding & RB Series 2002 2.03%, 01/07/05	6,875	6,875
Seattle Housing Auth		
+■ RB (CHHIP & HRG) Series 1996 2.05%, 01/07/05	3,410	3,410
+■• RB (Casa Pacifica Apts) Series 1997 2.05%, 01/07/05	2,950	2,950
Tacoma Housing Auth		
+■ RB (Crown Assisted Living) Series 1998 2.07%, 01/07/05	3,160	3,160
Washington		
◗■• GO Bonds Series 1998C 2.04%, 01/07/05	12,150	12,150
◗■• GO Bonds Series 2000B 2.04%, 01/07/05	13,380	13,380
+■• GO Bonds Series 2003A 2.03%, 01/07/05	5,170	5,170
+■• Unlimited GO Bonds Series B 2.04%, 01/07/05	30,485	30,485

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Washington Economic Development Finance Auth		
+■ Economic Development RB (Skills) Series 1998N 2.07%, 01/07/05	2,805	2,805
+■ IDRB (Tonkin Building Associates) Series 1997A 2.10%, 01/07/05	1,000	1,000
+■ RB (Ace Tank) Series 1998 2.10%, 01/07/05	1,150	1,150
+■ RB (Hunter Douglas) Series 1997A 2.06%, 01/07/05	3,500	3,500
+■ Solid Waste Disposal RB (Cedar Grove Composting) Series 2004B 2.07%, 01/07/05	5,905	5,905
+■ Solid Waste Disposal RB (Waste Management) Series 2000C 2.08%, 01/07/05	5,500	5,500
+■ Solid Waste Disposal RB (Waste Management) Series 2000H 2.08%, 01/07/05	6,825	6,825
Solid Waste Disposal RB (Waste Management) Series 2000I		
+■ 2.02%, 01/07/05	10,240	10,240
+■ 2.08%, 01/07/05	7,235	7,235
Washington Health Care Facilities Auth		
+■ RB (Yakima Valley Farm Workers Clinic) Series 1997 2.00%, 01/07/05	3,200	3,200
Washington Housing Finance Comm		
+■ M/F Housing RB (Highlander Apts) Series 2004A 2.03%, 01/07/05	7,000	7,000
+■ M/F Housing RB (Lakewood Meadows Apts) Series 2000A 2.05%, 01/07/05	3,140	3,140
+■ M/F Housing RB (Rainier Court Apts) Series 2003A 2.03%, 01/07/05	12,750	12,750
+■ M/F Housing RB (Silver Creek Apts) Series 2004 2.03%, 01/07/05	4,100	4,100
+■ M/F Housing RB (Vintage at Burien) Series 2004A 2.07%, 01/07/05	6,570	6,570

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Woodrose Apts) Series 1999A 2.03%, 01/07/05	6,750	6,750
+■ M/F Mortgage RB (Brittany Park) Series 1996A 2.03%, 01/07/05	8,730	8,730
+■ M/F Mortgage RB (Brittany Park Phase II) Series 1998A 2.03%, 01/07/05	3,480	3,480
+■ M/F Mortgage RB (Canyon Lakes) Series 1993 2.02%, 01/07/05	4,295	4,295
+■ M/F Mortgage RB (Lake Washington Apts) Series 1996 2.05%, 01/07/05	8,150	8,150
+■ M/F Mortgage RB (Meridian Court Apts) Series 1996 2.03%, 01/07/05	6,700	6,700
+■ M/F Mortgage RB (Merrill Gardens) Series 1997A 2.03%, 01/07/05	6,125	6,125
+■ M/F Mortgage RB (Rosecreek Apts) Series 1998A 2.06%, 01/07/05	3,570	3,570
+■ M/F RB (Merrill Gardens at Queen Anne) Series 2004A 2.05%, 01/07/05	9,500	9,500
Yakama Indian Nation		
+■ RB (Yakama Forest Products) Series 1997 2.05%, 01/07/05	2,900	2,900
Yakima Cnty Public Corp		
+■ IDRB (Cowiche Growers) Series 1998 2.05%, 01/07/05	2,800	2,800
+■ RB (Michelsen Packaging) Series 1996 2.05%, 01/07/05	1,100	1,100
		426,690
West Virginia 0.4%		
Fayette Cnty Development Auth		
+■ Solid Waste Disposal Facility RB (Georgia-Pacific Corp) Series 1995 2.06%, 01/07/05	11,100	11,100

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Marion Cnty		
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990B 2.00%, 01/07/05	19,925	19,925
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990C 2.00%, 01/07/05	17,000	17,000
+■ Solid Waste Disposal Facility RB (Grant Town Cogeneration) Series 1990D 2.00%, 01/07/05	3,200	3,200
		51,225
Wisconsin 2.1%		
Colburn IDA		
+■ IDRB (Heartland Farms) Series 1994 2.29%, 01/07/05	5,900	5,900
Kenosha		
+■ IDRB (Asyst Technologies) Series 1997 2.08%, 01/07/05	5,000	5,000
Milwaukee		
RAN Series 2004 R3 1.21%, 05/05/05	66,000	66,396
Milwaukee Cnty		
+►■• Airport RB Series 2000A 1.40%, 04/07/05	18,470	18,470
Southeast Wisconsin Professional Baseball Park District		
+►■• Sales Tax Refunding Bonds Series 1998 2.06%, 01/07/05	5,000	5,000
Wisconsin Health & Educational Facilities Auth		
+►■• RB (Sisters of the Sorrowful Mother) Series 1993C 2.03%, 01/07/05	22,015	22,015
Wisconsin Housing & Economic Development Auth		
+■ Business Development RB (Ultratec) 1995 Series 7 2.29%, 01/07/05	2,205	2,205

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

▶■• Home Ownership RB
    Series 1997H
    2.08%, 01/07/05
	330	330

▶■ Home Ownership RB
    Series 2002C
    1.98%, 01/07/05
	3,000	3,000

▶■ Home Ownership RB
    Series 2002D
    2.00%, 01/07/05
	1,195	1,195

▶■ Home Ownership RB
    Series 2003B
    2.00%, 01/07/05
	14,600	14,600

Home Ownership RB Series 2004A		
▶■ 2.00%, 01/07/05	8,000	8,000
▶■ 2.00%, 01/07/05	11,020	11,020
▶■ 2.00%, 01/07/05	10,000	10,000

▶■ Home Ownership RB
    Series 2004D
    2.03%, 01/07/05
	73,800	73,800

✚▶■• Housing RB Series 2002 B 2.03%, 01/07/05	16,380	16,380

✚▶■• S/F Draw Down RB
    Series 2003I
    2.09%, 01/07/05
	9,855	9,855

Wisconsin Rapids		

✚■ IDRB (Thiele Kaolin)
    Series 1998
    2.06%, 01/07/05
	4,500	4,500

		277,666

Wyoming 0.2%

Lincoln Cnty		

■ Pollution Control RB (Amoco)
    Series 1983
    1.51%, 04/01/05
	15,200	15,193

Wyoming Community Development Auth		
▶■• Housing RB 2001 Series 1 2.08%, 01/07/05	5,225	5,225
		20,418

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$12,990,258
Cash	2,866
Receivables:	
Fund shares sold	62,718
Interest	51,485
Prepaid expenses	+ 797
Total assets	**13,108,124**

Liabilities

Payables:	
Fund shares redeemed	55,907
Dividends to shareholders	2,127
Investments bought	55,699
Investment adviser and administrator fees	210
Transfer agent and shareholder service fees	221
Trustees' fees	7
Accrued expenses	+ 296
Total liabilities	**114,467**

Net Assets

Total assets	13,108,124
Total liabilities	− 114,467
Net assets	**$12,993,657**

Net Assets by Source

Capital received from investors	12,997,564
Net investment income not yet distributed	196
Net realized capital losses	(4,103)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$7,563,094		7,566,874		$1.00
Value Advantage Shares	$3,244,873		3,245,305		$1.00
Select Shares	$727,035		727,132		$1.00
Institutional Shares	$1,458,655		1,458,858		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $12,990,258. During the reporting period, the fund had $6,269,760 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$12,990,274

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2005	$523
2007	775
2008	873
2011	241
2012	+ 1,479
	$3,891

Reclassifications:

Net realized capital gains	$403

Reclassified as:	
Capital received from investors	($338)
Net investment income not yet distributed	($65)

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest	**$166,668**

Net Realized Gains and Losses

Net realized losses on investments sold	**(1,704)**

Expenses

Investment adviser and administrator fees		45,374
Transfer agent and shareholder service fees:		
Sweep Shares		33,777
Value Advantage Shares		8,146
Select Shares		1,406
Institutional Shares		2,861
Trustees' fees		67
Custodian and portfolio accounting fees		1,084
Professional fees		75
Registration fees		589
Shareholder reports		142
Other expenses	+	162
Total expenses		93,683
Expense reduction	−	22,123
Net expenses		**71,560**

Increase in Net Assets from Operations

Total investment income		166,668
Net expenses	−	71,560
Net investment income		**95,108**
Net realized losses	+	(1,704)
Increase in net assets from operations		**$93,404**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05
Select Shares	0.05
Institutional Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17
Select Shares	0.17
Institutional Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $17,253 from the investment adviser (CSIM) and $4,870 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.66
Value Advantage Shares	0.45
Select Shares	0.35
Institutional Shares	0.24

This limit excludes interest, taxes and certain non-routine expenses.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		1/1/04–12/31/04	1/1/03–12/31/03
Net investment income		$95,108	$69,287
Net realized losses	+	(1,704)	(208)
Increase in net assets from operations		**93,404**	**69,079**

Distributions Paid

Dividends from Net Investment Income			
Sweep Shares		45,088	34,685
Value Advantage Shares		29,727	31,426
Select Shares		5,971	1,306
Institutional Shares	+	14,086	1,845
Total dividends from net investment income		**94,872**	**69,262**

Transactions in Fund Shares

Shares Sold			
Sweep Shares		32,230,523	27,215,378
Value Advantage Shares		3,977,079	5,280,015
Select Shares		1,518,310	859,347
Institutional Shares	+	4,180,409	1,161,958
Total shares sold		**41,906,321**	**34,516,698**
Shares Reinvested			
Sweep Shares		44,201	34,072
Value Advantage Shares		26,335	28,395
Select Shares		5,139	1,192
Institutional Shares	+	11,892	1,497
Total shares reinvested		**87,567**	**65,156**
Shares Redeemed			
Sweep Shares		(32,204,616)	(27,190,937)
Value Advantage Shares		(4,658,834)	(5,887,801)
Select Shares		(1,270,436)	(386,420)
Institutional Shares	+	(3,451,756)	(445,142)
Total shares redeemed		**(41,585,642)**	**(33,910,300)**
Net transactions in fund shares		**408,246**	**671,554**

Net Assets

Beginning of period		12,586,879	11,915,508
Total increase	+	406,778	671,371
End of period		**$12,993,657**	**$12,586,879**

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares and Institutional Shares on June 2, 2003.

Represents shares sold plus shares reinvested, minus shares redeemed.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $196 at the end of current period.

See financial notes. 53

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
   Schwab Money Market Fund
   Schwab Government Money Fund
   Schwab U.S. Treasury Money Fund
   Schwab Value Advantage Money Fund
   Schwab Municipal Money Fund
   Schwab California Municipal Money Fund
   Schwab New York Municipal Money Fund
   Schwab New Jersey Municipal Money Fund
   Schwab Pennsylvania Municipal Money Fund
   Schwab Florida Municipal Money Fund
   Schwab Massachusetts Municipal Money Fund
   Schwab Retirement Advantage Money Fund
   Schwab Retirement Money Fund
   Schwab Government Cash Reserves
   Schwab Advisor Cash Reserves
   Schwab Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of their net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

---

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
    Schwab® Institutional Select® S&P 500 Fund
    Schwab® Institutional Select® Large-Cap Value Index Fund
    Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab California Municipal Money Fund™

Annual Report

December 31, 2004

charles SCHWAB

In This Report

Schwab California Municipal Money Fund™
Sweep Shares: **SWCXX**
Value Advantage Shares™: **SWKXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

As noted above, the Fed began a series of five tightening moves in June, eventually bringing the rate to 2.25% at year end. These actions significantly impacted municipal money market yields. On average, yields on both fixed- and variable-rate muni notes increased by 1.0% from mid-March to year end. As a result, yields on muni money funds increased as well.

Anticipating the Fed tightening, yields on fixed-rate notes maturing from 6-12 months rose approximately 0.60% during the second quarter of the year. Since they offered the best relative value at the time, compared to other variable-rate securities, we increased the fund's position in this asset class, continuing to do so as yields rose. This resulted in an extension of the fund's weighted average maturity (WAM), which averaged 18 days longer when compared to the peer group.

For 2004, municipal note supply declined approximately 17% from 2003. This was a result of municipalities enjoying more robust economies and stronger tax receipts than they did in the previous year. As a result, there was less of a need for them to issue short-term notes. Demand for munis, however, remained steady for the year. This demand, combined with the decrease in new issuance, caused muni yields to rise at a slower pace than yields on short-term taxable securities.

California's fiscal 2005 budget was adopted on July 29, 2004 and addressed a multi-year general fund gap estimated at nearly $26 billion. A key component of the budget plan was the sale of up to $15 billion of deficit bonds, $11 billion of which had been sold by the end of June. The bond sale eased the State's near-term liquidity crisis, but a significant underlying structural budget gap remains. While State personal income taxes and corporate taxes are running ahead of the budget forecast, the budget included a number of revenue items that are increasingly unlikely to materialize, including the sale of $800 million of pension obligation bonds (currently tied up in court) and $450 million in punitive damage awards. In early January 2005, the governor introduced his spending plan for fiscal 2006 (beginning 7/1/05). The general fund deficit is forecast to be more than $8.5 billion for fiscal 2006 and, without adjustment, to grow to nearly $10 billion by fiscal 2007.

The financial difficulties of the last few years can be traced to the State's dependence on income taxes and the growth in stock-related income, especially options, which were widely used by the technology

California's economic recovery is strengthening, with renewed growth in exports and accelerating growth in personal income.

and business-services industries in the late 1990s. During this period, the State increased spending and reduced taxes without full regard for the volatility of these revenues. As economic and revenue growth slowed, a politically divided legislature failed to cut spending or raise revenues proportionately, passing deficit budgets and relying on one-time solutions that left the underlying problems largely unaddressed.

California's economic recovery is strengthening, with renewed growth in exports and accelerating growth in personal income. From November 2003 through November 2004, the State added nearly 147,000 payroll jobs, a 1.0% increase. This compares with 0.8% job growth projected earlier in 2004. The strongest gains were in the construction, and professional- and business-services job sectors. The State's unemployment rate dipped to 5.7% in November 2004, its lowest recording since September 2001 and down from 6.6% in November 2003.

With voter approval of the deficit bonds in March and the subsequent bond sales, the State's credit ratings began to improve. Moody's upgraded California's rating to A3 in May 2004, and maintains a positive rating outlook. Standard & Poor's upgraded the State's rating to A in August 2004 and Fitch raised its rating to A- in September 2004. Though some of the State's underlying units of government, particularly counties, absorbed cuts to their revenues as a result of the State's budget cuts, only a few credit ratings were lowered and most remain solidly investment grade.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Value Advantage Shares™
Seven-Day Yield[1]	1.19%	1.39%
Seven-Day Yield–No Waiver[2]	1.02%	1.25%
Seven-Day Effective Yield[1]	1.20%	1.40%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	2.04%	2.37%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	52 days
Credit Quality of Holdings % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	55%
Minimum Initial Investment[4]	
Sweep Investments™	*
Value Advantage Shares	$25,000

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.
[3] Taxable-equivalent effective yield assumes a 2004 maximum combined federal regular income and California state personal income tax rate of 41.05%. Investment income may be subject to the Alternative Minimum Tax.
[4] Please see prospectus for further detail and eligibility requirements.
[*] Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab California Municipal Money Fund™				
Sweep Shares				
Actual Return	0.65%	$1,000.00	$1,003.80	$3.27
Hypothetical 5% Return	0.65%	$1,000.00	$1,021.87	$3.30
Value Advantage Shares™				
Actual Return	0.45%	$1,000.00	$1,004.80	$2.27
Hypothetical 5% Return	0.45%	$1,000.00	$1,022.87	$2.29

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.02	0.03
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.59	0.46	0.83	1.99	3.02
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.65	0.66[2]
Gross operating expenses	0.82	0.82	0.82	0.82	0.84
Net investment income	0.58	0.45	0.83	1.98	2.98
Net assets, end of period ($ x 1,000,000)	4,147	4,169	4,056	3,897	3,923

Value Advantage Shares	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.02	0.03
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.79	0.66	1.03	2.19	3.22
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.46[3]
Gross operating expenses	0.59	0.59	0.59	0.61	0.63
Net investment income	0.78	0.65	1.03	2.11	3.20
Net assets, end of period ($ x 1,000,000)	2,825	3,061	3,081	2,563	2,170

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.4%	Municipal Securities	6,930,109	6,930,109
99.4%	Total Investments	6,930,109	6,930,109
0.6%	Other Assets and Liabilities		42,355
100.0%	Total Net Assets		6,972,464

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 99.4% of net assets		
California 97.1%		
Affordable Housing Agency		
✚■ M/F Housing RB (Westridge at Hilltop Apts) Series 2003A 1.98%, 01/07/05	14,100	14,100
Alameda Cnty IDA		
✚■ RB (Scientific Technology) Series 1994A 2.05%, 01/07/05	2,200	2,200
✚■ RB (Aitchison Family Partnership) Series 1993A 2.00%, 01/07/05	2,560	2,560
✚■ RB (JMS Family Partnership) Series 1995A 2.00%, 01/07/05	1,000	1,000
✚■ RB (Malmberg Engineering) Series 1999A 2.23%, 01/07/05	2,310	2,310
Alameda-Contra Costa Transit Dist		
✚ 2004-05 RAN 1.58%, 07/07/05	12,000	12,086
Anaheim Housing Auth		
✚■ M/F Housing RB (Casa Granada Apts) Series 1997A 2.00%, 01/07/05	3,595	3,595
✚■ M/F Housing RB (Park Vista Apts) Series 2000D 2.02%, 01/07/05	21,000	21,000
✚■ M/F Housing RB (Port Trinidad Apts) Series 1997C 2.00%, 01/07/05	2,040	2,040
Association of Bay Area Governments		
✚◗■• Bart SFO Extension Bonds (Airport Premium Fare) Series 2002A 1.25%, 01/07/05	9,995	9,995
✚■ COP (Harker School Foundation) Series 1998 2.01%, 01/07/05	4,500	4,500
✚◗■ Lease RB Series 2003A 2.05%, 01/07/05	1,000	1,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Artech Building) Series 1999A 2.02%, 01/07/05	3,200	3,200
+■ M/F Housing RB (Crossing Apts) Series 2002A 2.02%, 01/07/05	55,700	55,700
+■ M/F Housing RB (Miramar Apts) Series 2000A 2.02%, 01/07/05	30,000	30,000
+■ M/F Housing RB (Mountain View Apts) Series 1997A 2.07%, 01/07/05	6,130	6,130
+■ RB (Public Policy Institute of California) Series 2001A 2.00%, 01/07/05	9,000	9,000
Bay Area Toll Auth		
+▶■· San Francisco Bay Area Toll Bridge RB Series 2001G 2.03%, 01/07/05	10,125	10,125
+▶■ San Francisco Bay Area Toll Bridge RB Series 2003C 1.96%, 01/07/05	4,400	4,400
+▶■ San Francisco Bay Area Toll Bridge RB Series 2001C 1.96%, 01/07/05	5,000	5,000
California		
2004-05 RAN Series A 1.73%, 06/30/05	250,000	251,540
2004-05 RAN Series C		
▶■· 2.05%, 01/07/05	100,000	100,000
1.97%, 06/30/05	175,000	177,571
Economic Recovery Bonds Series 2004A		
+▶■· 2.01%, 01/07/05	31,420	31,420
▶■· 2.01%, 01/07/05	39,995	39,995
+▶■· 2.02%, 01/07/05	51,358	51,358
▶■· 2.02%, 01/07/05	18,745	18,745
▶■· 2.05%, 01/07/05	115,650	115,650
+▶■ Economic Recovery Bonds Series 2004C-15 1.98%, 01/07/05	8,785	8,785
+▶■ Economic Recovery Bonds Series 2004C-18 1.95%, 01/07/05	1,000	1,000
▶■ Economic Recovery Bonds Series 2004C-2 2.10%, 01/03/05	10,000	10,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Economic Recovery Bonds Series 2004C-21 2.05%, 01/07/05	5,000	5,000
▶■ Economic Recovery Bonds Series 2004C-3 2.10%, 01/03/05	10,700	10,700
+■ Economic Recovery Bonds Series 2004C-9 2.17%, 01/03/05	21,600	21,600
GO Bonds		
+▶■· 2.00%, 01/07/05	28,480	28,480
+▶■· 2.01%, 01/07/05	49,915	49,915
+▶■· 2.02%, 01/07/05	110,290	110,290
+▶■· 2.03%, 01/07/05	107,565	107,565
+▶■· 1.35%, 02/03/05	4,810	4,810
1.99%, 06/01/05	27,765	27,880
GO Bonds Series 1999		
+▶■· 2.01%, 01/07/05	10,835	10,835
+▶■· 2.02%, 01/07/05	13,675	13,675
+■ GO Bonds Series 2003 C-1 1.98%, 01/07/05	20,145	20,145
+■ GO Bonds Series 2003 C-3 2.01%, 01/07/05	35,000	35,000
+■ GO Bonds Series 2004 A-7 1.98%, 01/07/05	12,625	12,625
+■ GO Bonds Series 2004 A-8 2.00%, 01/07/05	10,000	10,000
+■ GO Bonds Series 2004 B-2 2.17%, 01/07/05	400	400
California Alternative Energy Source Financing Auth		
■ Cogeneration Facility RB Series 1993B 1.98%, 01/07/05	13,360	13,360
California Dept of Water Resources		
+▶■· 1996 Water Refunding RB (Big Bear Lake) 2.01%, 01/07/05	8,445	8,445
Power Supply RB Series 2002A		
+▶■· 2.01%, 01/07/05	47,575	47,575
+▶■· 2.05%, 01/07/05	16,525	16,525
+■ Power Supply RB Series 2002B-2 2.25%, 01/03/05	5,985	5,985
+■ Power Supply RB Series 2002B-3 2.17%, 01/03/05	3,200	3,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Power Supply RB Series 2002C-10 1.97%, 01/07/05	15,000	15,000
+■ Power Supply RB Series 2002C-11 1.95%, 01/07/05	3,100	3,100
+■ Power Supply RB Series 2002C-14 1.98%, 01/07/05	40,430	40,430
+■ Power Supply RB Series 2002C-17 2.00%, 01/07/05	8,300	8,300
+▶■ Power Supply RB Series 2002C-7 2.00%, 01/07/05	13,700	13,700
California Economic Development Financing Auth		
+■ Airport Facilities RB (Mercury Air Group) Series 1998 2.03%, 01/07/05	14,000	14,000
+■ IDRB (Calco) Series 1997 2.08%, 01/07/05	480	480
+■ IDRB (Gaiser Tool Co) Series 1997 2.00%, 01/07/05	1,775	1,775
+■ IDRB (Lion Raisins) Series 1998 2.03%, 01/07/05	1,250	1,250
California Educational Facilities Auth		
+■ RB (Chapman University) Series 2000 2.12%, 01/07/05	4,600	4,600
+■ RB (University of Judaism) Series 1998A 2.01%, 01/07/05	5,200	5,200
+▶■• RB (University of San Francisco) Series 1996 2.01%, 01/07/05	8,995	8,995
+■ RB (San Francisco Conservatory of Music) Series 2000 1.98%, 01/07/05	2,760	2,760
California Health Facilities Financing Auth		
+▶■ Insured RB (Catholic Healthcare West) Series 1988A 1.98%, 01/07/05	4,200	4,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■ Insured RB (Southern California Presbyterian Homes) Series 1998 2.00%, 01/07/05	28,600	28,600
+▶■• RB (Kaiser Permanente) Series 1998A 2.02%, 01/07/05	9,995	9,995
California HFA		
+▶■• Home Mortgage RB 1998 Series J 1.48%, 03/03/05	2,435	2,435
+▶■ Home Mortgage RB 2000 Series N 2.03%, 01/07/05	26,565	26,565
+▶■ Home Mortgage RB 2001 Series R 2.14%, 01/03/05	7,100	7,100
+▶■ Home Mortgage RB 2002 Series J 2.25%, 01/03/05	10,000	10,000
+▶■ Home Mortgage RB 2002 Series P 2.05%, 01/07/05	61,000	61,000
+▶■ Home Mortgage RB 2003 Series D 2.00%, 01/07/05	14,800	14,800
+▶■ Home Mortgage RB 2003 Series H 2.00%, 01/07/05	8,300	8,300
▶■ Home Mortgage RB 2003 Series K 2.08%, 01/07/05	67,500	67,500
▶■ Home Mortgage RB 2003 Series M 2.00%, 01/07/05	34,580	34,580
▶■ M/F Housing RB III 2001 Series G 2.05%, 01/07/05	57,125	57,125
▶■ M/F Housing RB III 2002 Series A 2.04%, 01/07/05	26,070	26,070
▶■ M/F Housing RB III Series 2002 E 2.04%, 01/07/05	6,125	6,125
▶■• S/F Mortgage Bonds II, 1997 Series C-4 2.01%, 01/07/05	1,725	1,725

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• S/F Mortgage RB Draw Down Series 2004 B-1 2.07%, 01/07/05	58,085	58,085
+▶■• S/F Mortgage RB Draw Down Series 2004 B-2 2.07%, 01/07/05	150,300	150,300
California Infrastructure & Economic Development Bank		
+■ IDRB (American-De Rosa Lamp Arts) Series 1999 2.05%, 01/07/05	4,950	4,950
+■ IDRB (Fairmont Sign Co) Series 2000A 2.15%, 01/07/05	4,250	4,250
+■ IDRB (Lafayette Textile Industries) Series 1999 2.05%, 01/07/05	1,170	1,170
+■ IDRB (Nelson Name Plate Co) Series 1999 2.00%, 01/07/05	3,150	3,150
+■ IDRB (Roller Bearing Co) Series 1999 2.21%, 01/07/05	2,400	2,400
+▶■ RB (California ISO) Series 2000A 1.98%, 01/07/05	11,100	11,100
+▶■ RB (California ISO) Series 2004B 1.97%, 01/07/05	10,000	10,000
RB (J. Paul Getty Trust) Series 2003A 1.17%, 02/01/05	50,000	50,000
RB (J. Paul Getty Trust) Series 2003C 1.17%, 02/01/05	14,000	14,000
RB (J. Paul Getty Trust) Series 2003D 1.17%, 02/01/05	14,000	14,000
+■ RB (SRI International) Series 2003A 2.08%, 01/07/05	4,000	4,000
California Pollution Control Finance Auth		
+■ Resource Recovery RB (Sanger) Series 1990A 2.04%, 01/07/05	19,200	19,200
+■ Resource Recovery RB (Wadham Energy) Series 1987B 2.00%, 01/07/05	2,800	2,800
+■ Solid Waste Disposal RB (Ag Resources III) Series 2004 2.07%, 01/07/05	2,790	2,790
+■ Solid Waste Disposal RB (Agrifab) Series 2003 2.07%, 01/07/05	2,900	2,900
+■ Solid Waste Disposal RB (Alameda County Industries) Series 2000A 2.07%, 01/07/05	3,760	3,760
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1995A 2.07%, 01/07/05	11,435	11,435
+■ Solid Waste Disposal RB (Athens Disposal Co) Series 1999A 2.07%, 01/07/05	5,700	5,700
+■ Solid Waste Disposal RB (Athens Services) Series 2001A 2.07%, 01/07/05	4,100	4,100
+■ Solid Waste Disposal RB (Atlas Disposal Industries) Series 1999A 2.07%, 01/07/05	3,000	3,000
+■ Solid Waste Disposal RB (BLT Enterprises of Sacramento) Series 1999A 2.07%, 01/07/05	6,725	6,725
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 1999A 2.07%, 01/07/05	4,300	4,300
+■ Solid Waste Disposal RB (Blue Line Transfer) Series 2001A 2.07%, 01/07/05	4,400	4,400
+■ Solid Waste Disposal RB (Burrtec Waste Group) Series 2004 2.22%, 01/07/05	1,985	1,985
+■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1997B 2.22%, 01/07/05	3,200	3,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Burrtec Waste Industries) Series 1998A 2.22%, 01/07/05	695	695
+■ Solid Waste Disposal RB (CR&R Inc) Series 2002A 2.10%, 01/07/05	3,900	3,900
+■ Solid Waste Disposal RB (Cal-San) Series 1996B 2.07%, 01/07/05	1,750	1,750
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2002A 2.07%, 01/07/05	3,570	3,570
+■ Solid Waste Disposal RB (California Waste Solutions) Series 2004A 2.07%, 01/07/05	8,350	8,350
+■ Solid Waste Disposal RB (Cheese & Protein Intl) Series 2001A 2.01%, 01/07/05	10,000	10,000
+■ Solid Waste Disposal RB (Cold Canyon Landfill) Series 1998A 2.07%, 01/07/05	5,845	5,845
+■ Solid Waste Disposal RB (Colmac Energy) Series 1990A 1.99%, 01/07/05	5,345	5,345
+■ Solid Waste Disposal RB (Contra Costa Waste Service) Series 1995A 2.07%, 01/07/05	2,000	2,000
+ ■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 1996A 2.07%, 01/07/05	13,950	13,950
+■ Solid Waste Disposal RB (EDCO Disposal Corp) Series 2004A 2.07%, 01/07/05	22,200	22,200
+■ Solid Waste Disposal RB (Escondido Disposal/Jemco Equipment Corp.) Series 1998A 2.22%, 01/07/05	7,845	7,845

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Federal Disposal Service) Series 2001A 2.12%, 01/07/05	2,400	2,400
+■ Solid Waste Disposal RB (Greenteam of San Jose) Series 2001A 2.07%, 01/07/05	10,900	10,900
+■ Solid Waste Disposal RB (Greenwaste of Tehama) Series 1999A 2.07%, 01/07/05	1,630	1,630
+■ Solid Waste Disposal RB (Madera Disposal Systems) Series 1998A 2.07%, 01/07/05	1,800	1,800
+■ Solid Waste Disposal RB (Marborg Industries) Series 2000A 2.07%, 01/07/05	4,505	4,505
+■ Solid Waste Disposal RB (Metropolitan Recycling Corp) Series 2000B 2.12%, 01/07/05	3,690	3,690
+■ Solid Waste Disposal RB (Mottra Corp) Series 2002A 2.07%, 01/07/05	2,105	2,105
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2001 2.07%, 01/07/05	8,740	8,740
+■ Solid Waste Disposal RB (Norcal Waste System) Series 2002A 2.07%, 01/07/05	6,000	6,000
+■ Solid Waste Disposal RB (Norcal Waste Systems) Series 2003A 2.07%, 01/07/05	4,000	4,000
+■ Solid Waste Disposal RB (Orange Ave Disposal Co) Series 2002A 2.07%, 01/07/05	6,105	6,105
+■ Solid Waste Disposal RB (Ratto Group of Companies) Series 2001A 2.07%, 01/07/05	4,045	4,045

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Solid Waste Disposal RB (Sanco Services) Series 2002A		
2.22%, 01/07/05	3,600	3,600
+■ Solid Waste Disposal RB (Santa Clara Valley Disposal) Series 2001A		
2.07%, 01/07/05	5,135	5,135
+■ Solid Waste Disposal RB (Santa Clara Valley Industries) Series 1998A		
2.12%, 01/07/05	2,600	2,600
+■ Solid Waste Disposal RB (Solag Disposal) Series 1997A		
2.10%, 01/07/05	2,135	2,135
+■ Solid Waste Disposal RB (Specialty Solid Waste & Recycling) Series 2001A		
2.12%, 01/07/05	3,160	3,160
+■ Solid Waste Disposal RB (Talco Plastics) Series 1997A		
2.05%, 01/07/05	3,350	3,350
+■ Solid Waste Disposal RB (Tri-CED Community Recycling) Series 1998A		
2.05%, 01/07/05	1,585	1,585
+■ Solid Waste Disposal RB (Valley Vista Services) Series 2003A		
2.07%, 01/07/05	2,155	2,155
+■ Solid Waste Disposal RB (West Valley MRF) Series 1997A		
2.22%, 01/07/05	3,960	3,960
+■ Solid Waste Disposal RB (Zanker Road Landfill) Series 1999C		
2.12%, 01/07/05	6,265	6,265
California Public Works Board		
+)■• Lease RB (University of California) Series 1997C		
2.02%, 01/07/05	10,900	10,900
+)■• Lease RB Series 1999A		
2.03%, 01/07/05	9,985	9,985
+)■• Refunding Lease RB (Dept of Corrections) Series 1993A		
2.03%, 01/07/05	3,000	3,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California School Cash Reserve Program Auth		
Pool Bonds Series 2004A		
+ 1.60%, 07/06/05	130,000	130,912
+ 1.89%, 07/06/05	12,525	12,594
+ 1.94%, 07/06/05	65,000	65,341
+ 2.01%, 07/06/05	25,000	25,122
California Statewide Communities Development Auth.		
+ 2004 TRAN Series A-1		
1.59%, 06/30/05	23,000	23,157
2004 TRAN Series A-2		
1.59%, 06/30/05	18,000	18,123
2004 TRAN Series A-3		
1.59%, 06/30/05	65,500	65,948
+)■• 2004 TRAN Series B-1		
2.05%, 01/07/05	24,365	24,365
)■• 2004 TRAN Series B-2		
2.05%, 01/07/05	50,000	50,000
+)■• COP (Sutter Health Related Group)		
2.03%, 01/07/05	5,000	5,000
+■ IDRB (Biocol Investments) Series 1997B		
2.20%, 01/07/05	1,500	1,500
+■ IDRB (Cowden Metal Stamping & Tooling) Series 1997A		
2.20%, 01/07/05	1,290	1,290
+■ IDRB (Golden Valley Grape Juice & Wine) Series 1998		
2.10%, 01/07/05	840	840
+■ IDRB (Integrated Rolling Co) Series 1999A		
2.00%, 01/07/05	1,600	1,600
+■ IDRB (RL Group) Series 1998C		
2.10%, 01/07/05	1,600	1,600
+■ M/F Housing RB (Agave at Elk Grove Apts) Series 2003DD		
2.02%, 01/07/05	15,100	15,100
+■ M/F Housing RB (Bay Vista at MeadowPark Apts) Series 2003 NN-1		
2.05%, 01/07/05	15,000	15,000
+■ M/F Housing RB (Bay Vista at Meadowpark Apts) 2003 Series NN-2		
2.05%, 01/07/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Creekside at MeadowPark Apts) Series 2002HH 2.02%, 01/07/05	15,000	15,000
+■ M/F Housing RB (Cypress Villa Apts) Series 2000F 2.02%, 01/07/05	4,725	4,725
+■ M/F Housing RB (Dublin Ranch Senior Apts) Series 2003OO 2.05%, 01/07/05	15,090	15,090
+■ M/F Housing RB (Emerald Gardens Apts) Series 2000E 2.02%, 01/07/05	7,320	7,320
+■ M/F Housing RB (Fairway Family Apts) Series 2003PP 2.05%, 01/07/05	30,000	30,000
+■ M/F Housing RB (Kimberly Woods Apts) Series 1995B 2.02%, 01/07/05	13,400	13,400
+■ M/F Housing RB (Laurel Park Senior Apts) Series 2002H 2.02%, 01/07/05	5,500	5,500
+■ M/F Housing RB (Los Padres Apts) Series 2003E 2.02%, 01/07/05	10,750	10,750
+■ M/F Housing RB (Marlin Cove Apts) Series 2000V 2.02%, 01/07/05	8,000	8,000
+■ M/F Housing RB (Oakmont of Concord) Series 2002Q 2.05%, 01/07/05	25,000	25,000
+■ M/F Housing RB (Park David Senior Apts) Series 1999D 2.02%, 01/07/05	8,220	8,220
+■ M/F Housing RB (Plaza Club Apts) Series 1997A 2.00%, 01/07/05	10,290	10,290
+■ M/F Housing RB (Rancho Santa Fe Village Apts) Series 2004EE 1.98%, 01/07/05	13,000	13,000
+■ M/F Housing RB (Silvercrest Residence) Series 2003EEE 2.03%, 01/07/05	23,130	23,130
+■ M/F Housing RB (Valley Palms Apts) Series 2002C 2.02%, 01/07/05	12,000	12,000
+■ M/F Housing RB (Victoria Palm Villa Apts) Series 2003VV 2.07%, 01/07/05	34,000	34,000
+■ M/F Housing RB (Wilshire Court Apt) Series 2003-M 2.03%, 01/07/05	15,000	15,000
+■ M/F Housing RB (Wilshire Court Apts) Series 2004-AAA 2.03%, 01/07/05	5,000	5,000
+■ M/F Housing RB (Woodsong Apts) Series 1997B 2.00%, 01/07/05	3,227	3,227
+■ M/F Housing RB (Wyndover Apts) Series 2004 LL 2.02%, 01/07/05	9,000	9,000
+■ RB (Elder Care Alliance) Series 2000 2.00%, 01/07/05	12,560	12,560
+▶■ RB (Gemological Institute) Series 2001 1.96%, 01/07/05	9,225	9,225
+■ RB (Japanese American National Museum) Series 2000A 2.00%, 01/07/05	4,600	4,600
+■ RB (Jewish Federation Council of Greater Los Angeles) Series 2000A 2.02%, 01/07/05	3,600	3,600
■ RB (Kaiser Permanente) Series 2001A 1.25%, 01/04/05	24,000	24,000
■ RB (Kaiser Permanente) Series 2001B 1.75%, 07/05/05	31,500	31,500
■ RB (Kaiser Permanente) Series 2002B 2.00%, 01/07/05	8,000	8,000
■ RB (Kaiser Permanente) Series 2003A 2.00%, 01/07/05	10,300	10,300
■ RB (Kaiser Permanente) Series 2003B 2.00%, 01/07/05	13,700	13,700
■ RB (Kaiser Permanente) Series 2004E 1.08%, 04/01/05 1.10%, 04/01/05	53,000 52,300	53,000 52,066

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
RB (Kaiser Permanente) Series 2004K		
1.85%, 02/08/05	27,000	27,000
1.86%, 02/16/05	11,000	11,000
■ RB (Kaiser Permanente) Series 2004L		
2.00%, 01/07/05	7,800	7,800
■ RB (Kaiser Permanente) Series 2004M		
2.00%, 01/07/05	13,000	13,000
+■ RB (Laurence School) Series 2003		
2.00%, 01/07/05	3,950	3,950
+■ RB (National Public Radio) Series 2002		
2.00%, 01/07/05	1,400	1,400
+■ RB (Painted Turtle) Series 2003		
2.00%, 01/07/05	7,560	7,560
+■ Refunding RB (13th & I Associates) Series 1991		
2.20%, 01/07/05	4,165	4,165
Carlsbad		
+■ M/F Housing Refunding RB (Santa Fe Ranch Apts) Series 1993A		
2.00%, 01/07/05	14,400	14,400
Contra Costa Cnty		
+■ M/F Mortgage RB (El Cerrito Royale) Series 1987A		
2.03%, 01/07/05	2,480	2,480
Davis Community Facilities District 1992-2		
+■ Special Tax Bonds (East Davis Mace Ranch Area II) Series 2000		
2.01%, 01/07/05	3,100	3,100
Diamond Bar Public Financing Auth		
+■ Lease RB (Community Center) Series 2002A		
2.07%, 01/07/05	5,755	5,755
Dublin Housing Auth		
+■ M/F Housing RB (Park Sierra At Iron Horse Trail) Series 1998A		
2.01%, 01/07/05	14,900	14,900

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
East Bay Municipal Utility District		
Water System TECP		
◗ 1.80%, 01/11/05	30,000	30,000
◗ 1.83%, 01/13/05	26,300	26,300
◗ 1.80%, 01/19/05	36,900	36,900
◗ 1.83%, 02/03/05	9,500	9,500
◗ 1.85%, 02/03/05	39,400	39,400
◗ 1.85%, 02/10/05	17,800	17,800
◗ 1.85%, 02/15/05	36,500	36,500
El Cajon Redevelopment Agency		
+■ M/F Housing RB (Park-Mollison & Madison Apts) Series 1998		
2.00%, 01/07/05	4,900	4,900
El Camino Community College District		
+◗■• GO Bonds Series 2003A		
1.32%, 01/12/05	16,100	16,100
Emeryville Redevelopment Agency		
+■ M/F Housing RB (Bay St Apts) Series 2002A		
2.00%, 01/07/05	33,215	33,215
Fillmore Public Financing Auth		
+■ RB (Central City Redevelopment Area) Series 2003A		
2.00%, 01/07/05	27,775	27,775
Foothill-De Anza Community College District		
◗■• GO Bonds Series A		
2.03%, 01/07/05	9,975	9,975
Fresno IDA		
+■ IDRB (Keiser Corp.) Series 1997		
2.05%, 01/07/05	1,500	1,500
Hayward		
+■ M/F Housing RB (Shorewood Apts) Series 1984A		
2.00%, 01/07/05	12,100	12,100
Hayward Housing Auth		
+■ M/F Mortgage Refunding RB (Huntwood Terrace Apts) Series 1993A		
2.01%, 01/07/05	5,365	5,365
Hercules Public Financing Auth		
+■ Lease RB Series 2003A		
2.00%, 01/07/05	7,000	7,000

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Hercules Redevelopment Agency		
+■ IDRB (Pro Media) Series 2000A		
2.21%, 01/07/05	2,500	2,500
Hesperia Unified SD		
+▶■ COP (Interim School Facility Funding) Series 2004		
2.00%, 01/07/05	10,000	10,000
Huntington Beach		
+■ M/F Housing RB (Five Points Seniors) Series 1991A		
2.00%, 01/07/05	9,500	9,500
Huntington Park Redevelopment Agency		
+■ M/F Housing RB (Casa Rita Apts) Series 1994A		
2.00%, 01/07/05	4,950	4,950
Irvine Assessment District #03-19		
+■ Limited Obligation Improvement Series A		
2.15%, 01/03/05	3,000	3,000
Irvine Unified SD		
+■ Special Tax Bonds (South Irvine Communities) Series 2003		
2.15%, 01/03/05	1,300	1,300
Kern Cnty		
2004-05 TRAN		
1.60%, 06/30/05	45,000	45,306
+■ COP Series 1986A		
1.95%, 01/07/05	1,500	1,500
Long Beach Harbor Facilities Corp		
+▶■ Harbor RB Series 2002A		
1.99%, 01/07/05	14,000	14,000
▶ Harbor TECP Series A		
1.85%, 02/09/05	28,750	28,750
Long Beach Housing Auth		
+■ M/F Housing Refunding RB (Channel Point Apts) Series 1998A		
1.98%, 01/07/05	7,000	7,000
Long Beach Unified SD		
+▶■ Capital Improvement Refinancing COP Series 2001		
1.99%, 01/07/05	4,645	4,645

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles		
2004 TRAN		
▶■• 2.05%, 01/07/05	34,000	34,000
1.97%, 06/30/05	85,000	86,659
+▶■• GO Bonds Series 2004A		
2.01%, 01/07/05	9,000	9,000
+▶■• GO Refunding Bonds Series 1998A		
2.01%, 01/07/05	4,150	4,150
+■ M/F Housing RB (Beverly Park Apts) Series 1988A		
2.02%, 01/07/05	34,000	34,000
+■ M/F Housing RB (Channel Gateway Apts) Issue 1989B		
2.03%, 01/07/05	47,700	47,700
+■ M/F Housing RB (Studio Colony) Series 1985C		
1.97%, 01/07/05	15,111	15,111
+■ M/F Housing RB Series 1985K		
2.05%, 01/07/05	852	852
+■ M/F Housing Refunding RB (Tri-City) Series 2001I		
2.00%, 01/07/05	600	600
▶ Wastewater System TECP		
1.84%, 02/04/05	34,000	34,000
Los Angeles Cnty		
2004-05 TRAN Series A		
1.60%, 06/30/05	150,000	151,019
Los Angeles Cnty Capital Leasing Corp		
Lease Revenue TECP		
+ 1.70%, 01/10/05	12,300	12,300
+ 1.79%, 01/18/05	28,800	28,800
+ 1.80%, 03/11/05	17,000	17,000
+ 1.82%, 03/16/05	17,500	17,500
+ 1.80%, 12/01/05	16,500	16,500
Los Angeles Cnty Metropolitan Transportation Auth		
+▶■• Sales Tax RB Series 1997A		
2.03%, 01/07/05	23,830	23,830
Second Subordinate Sales Tax Revenue TECP Series A		
+ 1.87%, 01/05/05	25,267	25,267
+ 1.87%, 01/06/05	10,054	10,054
+ 1.75%, 01/10/05	12,000	12,000
+ 1.85%, 01/12/05	13,139	13,139
+ 1.85%, 01/13/05	20,000	20,000
+ 1.85%, 02/07/05	10,784	10,784
+ 1.82%, 03/14/05	38,684	38,684

See financial notes. 17

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚◗■• Senior Sales Tax RB Series 2001A		
1.32%, 01/12/05	12,600	12,600
✚◗■• Senior Sales Tax Refunding RB Series 2001B		
2.02%, 01/07/05	24,750	24,750
Los Angeles Community Redevelopment Agency		
✚■ M/F Housing RB (Metropolitan Lofts Apts) Series 2002A		
2.05%, 01/07/05	17,750	17,750
Los Angeles Convention & Exhibition Center Auth		
✚◗■ Refunding Lease RB Series 2003E		
2.05%, 01/07/05	10,500	10,500
Los Angeles Dept. of Water & Power		
◗■ Power System RB Series 2001 B-6		
2.19%, 01/03/05	13,600	13,600
✚◗■• Power System RB Series 2001A		
2.02%, 01/07/05	24,750	24,750
Power System RB Series 2001A-1		
✚◗■• 2.02%, 01/07/05	15,000	15,000
◗■• 2.03%, 01/07/05	7,120	7,120
Power System Revenue CP Notes		
◗ 1.70%, 01/10/05	40,000	40,000
◗ 1.87%, 03/10/05	10,000	10,000
✚◗■• Water System RB Series 1999		
2.03%, 01/07/05	22,090	22,090
✚◗■• Water System RB Series 2001A		
2.01%, 01/07/05	12,708	12,708
Los Angeles Harbor Department		
TECP Series B		
◗ 1.86%, 01/12/05	27,465	27,465
◗ 1.86%, 01/13/05	8,204	8,204
◗ 1.88%, 02/03/05	11,282	11,282
◗ 1.87%, 02/14/05	24,457	24,457
Los Angeles Municipal Improvement Corp		
Lease Revenue TECP Series A-1		
✚ 1.68%, 01/06/05	14,293	14,293
✚ 1.25%, 01/11/05	10,000	10,000
✚ 1.50%, 01/11/05	200	200
Los Angeles Unified SD		
◗■• 2004-2005 TRAN Series A		
2.00%, 01/07/05	121,500	121,500
✚◗■• GO Bonds Series 1999C		
2.02%, 01/07/05	16,400	16,400
Los Angeles Wastewater System		
✚◗■• RB Series 1998A		
2.02%, 01/07/05	17,000	17,000
✚◗■• Refunding RB Series 2002A		
2.03%, 01/07/05	12,245	12,245
Madera Cnty		
✚■ Lease RB (Madera Municipal Golf Course) Series 1993		
1.96%, 01/07/05	3,050	3,050
Martinez		
✚■ M/F Housing Refunding RB (Muirwood Garden Apts) Series 2003A		
1.95%, 01/07/05	6,800	6,800
Mt. San Antonio Community College District		
✚◗■• GO Bonds 2001 Election Series 2004B		
1.90%, 03/09/05	13,140	13,140
Mt. San Jacinto Winter Park Auth		
✚■ COP (Palm Springs Aerial Tramway) Series 1998		
2.00%, 01/07/05	3,300	3,300
✚■ COP (Palm Springs Aerial Tramway) Series 2000B		
2.00%, 01/07/05	2,900	2,900
Oakland		
✚◗■• Insured RB (180 Harrison Foundation) Series 1999A		
2.03%, 01/07/05	4,500	4,500
Oceanside		
✚■ M/F Mortgage RB (Riverview Springs Apts) Series 1990A		
2.00%, 01/07/05	12,070	12,070

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange Cnty		
✚■ Apartment Development Refunding RB (Villas Aliento) Series 1998E		
1.98%, 01/07/05	4,500	4,500
✚■ Apartment Development Refunding RB (Vintage Woods) Series 1998H		
1.98%, 01/07/05	10,000	10,000
✚■ Apartment Development Refunding RB (WLCO LF Partners) Series 1998G		
1.98%, 01/07/05	14,250	14,250
✚■ COP (Florence Crittenton Services) Series 1990		
1.95%, 01/07/05	5,200	5,200
Orange Cnty Local Transp Auth		
Sales Tax Revenue TECP		
✚ 1.83%, 01/14/05	20,000	20,000
✚ 1.63%, 01/19/05	15,500	15,500
Palo Alto Unified SD		
◗■• GO Bonds Series B TOB Series 1997R		
2.03%, 01/07/05	6,000	6,000
Petaluma Community Development Commission		
✚■ M/F Housing RB (Oakmont) Series 1996A		
2.02%, 01/07/05	3,450	3,450
Pinole Redevelopment Agency		
✚■ M/F Housing RB (East Bluff Apts) Series 1998A		
2.07%, 01/07/05	4,959	4,959
Pittsburg Redevelopment Agency		
✚◗■ Subordinate Tax Allocation Bonds (Los Medanos Community Develop.) Series 2004A		
2.25%, 01/07/05	27,000	27,000
Pleasant Hill		
✚■ M/F Mortgage RB (Brookside Apts) Series 1988A		
1.95%, 01/07/05	4,400	4,400
Pleasanton		
✚■ M/F Housing RB (Busch Senior Housing) Series 2003A		
2.02%, 01/07/05	13,360	13,360
Port of Oakland		
RB Series 2000K		
✚◗■• 2.04%, 01/07/05	8,415	8,415
✚◗■• 2.08%, 01/07/05	15,000	15,000
Redwood City		
✚■ COP (City Hall) Series 1998		
2.00%, 01/07/05	3,070	3,070
Richmond		
✚■ M/F Housing RB (Baycliff Apts) Series 2004A		
2.02%, 01/07/05	28,800	28,800
Riverside Cnty Housing Auth		
✚■ M/F Housing RB (Victoria Springs Apts) Series 1989C		
2.00%, 01/07/05	9,000	9,000
✚■ M/F Housing RB (Briarwood Apts) Series 1985C		
1.99%, 01/07/05	4,500	4,500
✚■ M/F Housing Refunding RB (Tyler Springs Apts) Series 1999C		
1.98%, 01/07/05	8,300	8,300
Roseville Joint Union High SD		
✚◗■ COP Series 2003		
2.00%, 01/07/05	6,300	6,300
Sacramento Cnty		
2004 TRAN Series A		
1.65%, 07/11/05	35,000	35,243
✚■ Special Facilities Airport RB (Cessna Aircraft Co) Series 1998		
2.00%, 01/07/05	3,300	3,300
Sacramento Cnty Housing Auth		
✚■ M/F Housing RB (Carlton Plaza Senior Apts) Series 2003E		
2.02%, 01/07/05	14,000	14,000
✚■ M/F Housing RB (Hidden Oaks Apts) Series 1999C		
2.02%, 01/07/05	6,300	6,300

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing Refunding RB (Chesapeake Commons Apts) Series 2001C		
2.00%, 01/07/05	28,000	28,000
Sacramento Cnty Sanitation District		
◗■• RB Series 2000A		
2.01%, 01/07/05	18,535	18,535
Sacramento Housing Auth		
+■ M/F Housing RB (St. Anton Building Apts) Series 2003I		
2.02%, 01/07/05	8,000	8,000
Sacramento Redevelopment Agency		
+■ M/F Housing RB (18th & L Apts) Series 2002E		
2.02%, 01/07/05	10,525	10,525
Sacramento Unified SD		
2004-05 TRAN		
2.05%, 11/30/05	10,000	10,130
San Diego Cnty & School Districts		
TRAN Program Note Participations Series 2004A		
1.58%, 07/25/05	15,000	15,138
1.59%, 07/25/05	102,600	103,541
San Diego Housing Auth		
+■ M/F Housing RB (Hillside Garden Apts) Series 2004B		
2.08%, 01/07/05	12,800	12,800
+■ M/F Mortgage Refunding RB (Creekside Villa Apts) Series 1999B		
2.00%, 01/07/05	6,000	6,000
San Diego Unified SD		
2004-2005 TRAN Series A		
1.59%, 07/25/05	75,000	75,584
+◗■• GO Bonds Series 2002D		
1.30%, 02/16/05	12,280	12,280
+◗■• GO Bonds Series 2003E		
1.30%, 02/16/05	21,665	21,665
San Francisco Airports Commission		
+◗■• Second Series RB Series 18B		
2.01%, 01/07/05	16,255	16,255

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+◗■• Second Series RB Series 24A		
2.07%, 01/07/05	12,670	12,670
San Francisco City & Cnty		
+■ M/F Housing Refunding RB (City Heights Apts) Series 1997A		
2.02%, 01/07/05	19,800	19,800
San Francisco City & Cnty Housing Auth		
+■ M/F Housing Refunding RB (Valencia Gardens) Series 2004		
2.07%, 01/07/05	14,000	14,000
San Francisco City & Cnty Redevelopment Agency		
+■ M/F Housing RB (Ocean Beach Apts) Series 2001B		
2.05%, 01/07/05	7,235	7,235
+■ M/F Housing Refunding RB (Fillmore Center) Series 1992A2		
2.05%, 01/07/05	3,750	3,750
San Francisco Cnty Transportation Auth		
CP Notes Series A & B		
◗ 1.85%, 01/13/05	7,500	7,500
◗ 1.78%, 01/14/05	25,000	25,000
◗ 1.85%, 02/10/05	12,500	12,500
◗ 1.85%, 02/23/05	12,500	12,500
San Francisco Unified SD		
2004 TRAN		
2.06%, 12/01/05	37,500	37,984
San Gabriel Valley Council of Governments		
+ Grant Anticipation Notes (Alameda Corridor Transportation)		
1.83%, 01/14/05	30,300	30,300
San Joaquin Cnty Transportation Auth		
+ Sales Tax Revenue TECP		
1.83%, 02/11/05	4,000	4,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Jose		
+▸■· GO Bonds Series 2002 (Libraries, Parks & Public Safety) 2.01%, 01/07/05	11,223	11,223
+■ M/F Housing RB (Almaden Family Apts) Series 2003D 2.02%, 01/07/05	5,000	5,000
+■ M/F Housing RB (Almaden Lake Village Apts) Series 1997A 2.00%, 01/07/05	15,900	15,900
+■ M/F Housing RB (Betty Anne Gardens Apts), Series 2002A 2.00%, 01/07/05	7,610	7,610
+■ M/F Housing RB (El Paseo Apts) Series 2002B 2.00%, 01/07/05	2,700	2,700
+■ M/F Housing RB (Siena at Renaissance Square Apts) Series 1996A 2.02%, 01/07/05	21,500	21,500
San Jose Redevelopment Agency		
+■ M/F Housing RB (101 San Fernando Apts) Series 1998A 2.02%, 01/07/05	38,000	38,000
San Marcos Redevelopment Agency		
+■ M/F Housing RB (Grandon Village) Series 2002A 1.98%, 01/07/05	13,500	13,500
Santa Barbara Cnty 2004-2005 TRAN Series A 1.57%, 07/26/05	7,375	7,434
Santa Clara Cnty		
+■ M/F Housing Refunding RB (Briarwood Apts) Series 1996B 1.98%, 01/07/05	12,400	12,400
+■ M/F Housing Refunding RB (Grove Garden Apts) Series 1997A 1.98%, 01/07/05	14,000	14,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Santa Clara Valley Transportation Auth		
+▸■· Measure A Sales Tax RB Series 2004B 2.05%, 01/07/05	39,975	39,975
Santa Cruz Cnty 2004-2005 TRAN Series A 1.62%, 07/06/05	10,000	10,069
Santa Fe Springs IDA		
+■ IDRB (Tri-West) Series 1983 1.85%, 01/30/05	4,000	4,000
Santa Rosa Housing Auth		
+■ M/F Housing RB (Quail Run Apts) Series 1997A 2.07%, 01/07/05	8,555	8,555
South Placer Wastewater Auth		
+▸■ Wastewater RB Series B 1.97%, 01/07/05	5,200	5,200
South San Francisco		
+■ M/F Housing RB (Magnolia Plaza Apts) Series 1987A 2.04%, 01/07/05	5,500	5,500
Southern California Home Financing Auth		
▸■ S/F Mortgage RB Series 2004A 2.04%, 01/07/05	25,000	25,000
S/F Mortgage RB Series 2004B		
▸■ 1.15%, 02/01/05	15,980	15,980
▸■ 1.45%, 02/01/05	29,020	29,020
Southern California Metropolitan Water District		
▸■ Water RB 2000 Authorization Series B-3 2.10%, 01/03/05	800	800
▸■· Water RB Series 1999A 2.03%, 01/07/05	18,500	18,500
▸■ Water RB Series 2001 C-1 2.25%, 01/03/05	24,150	24,150
▸■ Water Refunding RB Series 2003 C-1 1.92%, 01/07/05	16,000	16,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Southern California Public Power Auth		
+■ Transmission Project Subordinate Refunding RB Series 1991 1.94%, 01/07/05	2,100	2,100
Stockton		
+■ Arch Road East Community Facilities District No. 99-02 Special Tax Bonds Series 1999 2.01%, 01/07/05	1,255	1,255
Sunnyvale		
+▶■ COP (Government Center Site Acquisition) Series 2001A 1.96%, 01/07/05	6,800	6,800
Union City		
+■ M/F Housing Refunding RB (Greenhaven Apts) Series 1997A 1.98%, 01/07/05	7,975	7,975
University of California		
+▶■• General RB Series 2003A 2.01%, 01/07/05	8,265	8,265
+▶■• General RB 2003 Series A 2.01%, 01/07/05	9,005	9,005
▶■• RB (Multiple Purpose) Series K 2.02%, 01/07/05	19,430	19,430
+▶■• RB (Multiple Purpose) Series O 2.01%, 01/07/05	7,495	7,495
TECP Series A 1.82%, 01/18/05 1.83%, 02/03/05 1.85%, 02/23/05	25,200 12,545 8,600	25,200 12,545 8,600
Val Verde Unified SD		
+■ COP (Land Bank) Series 2004A 1.98%, 01/07/05	2,600	2,600
Ventura Cnty		
2004-05 TRAN 1.60%, 07/01/05	60,000	60,410
Victor Valley Community College District		
+■ COP Series 1997 2.03%, 01/07/05	50,475	50,475

Issuer, Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
West Sacramento Community Facilities District #6		
+■ Special Tax Bonds Series 1997A 2.16%, 01/07/05	3,210	3,210
Western Placer Unified SD		
+■ COP (School Facilities) Series 2003 2.03%, 01/07/05	9,000	9,000
Westminister Redevelopment Agency		
+▶■ Commercial Redevelopment Project No. 1 Tax Allocation Refunding RB Series 1997 2.00%, 01/07/05	21,500	21,500
+■ M/F Housing RB (Brookhurst Royale Senior Assisted Living) Series 2000A 2.20%, 01/07/05	7,700	7,700
Westminster		
+▶■ COP (Civic Center Refunding) Series 1998A 2.00%, 01/07/05	3,410	3,410
		6,772,764
Puerto Rico 2.3%		
Government Development Bank of Puerto Rico		
TECP Series 1997 1.88%, 02/17/05	8,340	8,340
Puerto Rice Public Buildings Auth		
+▶■• Government Facilities RB Series B 2.00%, 01/07/05	10,295	10,295
Puerto Rico		
+▶■• Public Improvement & Refunding Bonds Series 2000 1.99%, 01/07/05	4,535	4,535
+▶■• Public Improvement Bonds Series 2000 1.99%, 01/07/05	300	300
+▶■• Public Improvement Bonds Series 2001A 2.03%, 01/07/05	12,835	12,835
+▶■• Public Improvement Bonds Series 2001B 2.00%, 01/07/05	7,295	7,295

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✛▶■• Public Improvement Refunding Bonds Series 2002A 2.09%, 01/07/05	4,995	4,995
Puerto Rico Electric Power Auth		
✛▶■• Power RB Series HH 2.00%, 01/07/05	20,765	20,765
✛▶■• Power RB Series II 2.00%, 01/07/05	6,600	6,600
Puerto Rico HFC		
✛▶■• M/F Mortgage RB Portfolio A Series I 2.00%, 01/07/05	9,010	9,010
Puerto Rico Highway & Transportation Auth		
✛▶■ Transportation RB Series A 1.95%, 01/07/05	2,610	2,610
✛▶■• Transportation RB Series J and I 2.00%, 01/07/05	4,995	4,995
Puerto Rico Hwy & Transp Auth		
✛▶■• Grant Anticipation RB 2.00%, 01/07/05	4,250	4,250
Highway RB Series Y		
✛▶■• 1.99%, 01/07/05	7,800	7,800
✛▶■• 2.00%, 01/07/05	8,600	8,600
✛▶■• Highway Refunding RB Series AA 2.00%, 01/07/05	3,995	3,995
✛▶■• Transportation RB Series 2000B 2.03%, 01/07/05	4,955	4,955
✛▶■• Transportation RB Series G & Subordinated RB Series 2003 2.00%, 01/07/05	9,380	9,380
Puerto Rico Infrastructure Financing Auth		
▶■• Special Obligation Bonds Series 2000A 2.00%, 01/07/05	20,000	20,000
✛▶■• Special Tax RB Series 1997A 1.99%, 01/07/05	3,290	3,290

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico Public Buildings Auth		
✛▶■• Refunding RB Series L 2.00%, 01/07/05	2,500	2,500
		157,345

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$6,930,109
Cash	1,508
Receivables:	
Fund shares sold	12,997
Interest	37,182
Prepaid expenses	+ 42
Total assets	**6,981,838**

Liabilities

Payables:	
Fund shares redeemed	8,324
Dividends to shareholders	626
Investment adviser and administrator fees	133
Transfer agent and shareholder service fees	129
Trustees' fees	5
Accrued expenses	+ 157
Total liabilities	**9,374**

Net Assets

Total assets	6,981,838
Total liabilities	− 9,374
Net assets	**$6,972,464**

Net Assets by Source

Capital received from investors	6,974,318
Net investment income not yet distributed	6
Net realized capital losses	(1,860)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$4,147,594		4,149,156		$1.00
Value Advantage Shares	$2,824,870		2,825,277		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $6,930,109. During the reporting period, the fund had $1,959,595 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$6,930,103

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$955
2011	508
2012	+ 397
	$1,860

Reclassifications:

Net realized capital gains:	$34

Reclassified as:	
Net investment income not yet distributed	($34)

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest	**$88,122**

Net Realized Gains and Losses

Net realized losses on investments sold	(431)

Expenses

Investment adviser and administrator fees		25,314
Transfer agent and shareholder service fees:		
Sweep Shares		18,836
Value Advantage Shares		6,514
Trustees' fees		44
Custodian and portfolio accounting fees		573
Professional fees		54
Registration fees		88
Shareholder reports		37
Other expenses	+	94
Total expenses		51,554
Expense reduction	−	11,022
Net expenses		**40,532**

Increase in Net Assets from Operations

Total investment income		88,122
Net expenses	−	40,532
Net investment income		**47,590**
Net realized losses	+	(431)
Increase in net assets from operations		**$47,159**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $9,766 from the investment adviser (CSIM) and $1,256 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.65
Value Advantage Shares	0.45

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$47,590	$39,181
Net realized losses	+ (431)	(322)
Increase in net assets from operations	**47,159**	**38,859**

Distributions Paid

Dividends from Net Investment Income

	1/1/04–12/31/04	1/1/03–12/31/03
Sweep Shares	24,386	18,595
Value Advantage Shares	+ 23,164	20,586
Total dividends from net investment income	**47,550**	**39,181**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

	1/1/04–12/31/04	1/1/03–12/31/03
Sweep Shares	15,986,392	13,539,485
Value Advantage Shares	+ 3,464,257	3,354,779
Total shares sold	**19,450,649**	**16,894,264**

Shares Reinvested

	1/1/04–12/31/04	1/1/03–12/31/03
Sweep Shares	23,979	18,322
Value Advantage Shares	+ 20,603	19,098
Total shares reinvested	**44,582**	**37,420**

Shares Redeemed

	1/1/04–12/31/04	1/1/03–12/31/03
Sweep Shares	(16,031,992)	(13,443,811)
Value Advantage Shares	+ (3,720,576)	(3,394,287)
Total shares redeemed	**(19,752,568)**	**(16,838,098)**
Net transactions in fund shares	**(257,337)**	**93,586**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

	1/1/04–12/31/04	1/1/03–12/31/03
Beginning of period	7,230,192	7,136,928
Total increase or decrease	+ (257,728)	93,264
End of period	**$6,972,464**	**$7,230,192**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $6 at the end of current period.

Financial Notes

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds when practical. When

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Retirement Advantage Money Fund
  Schwab Retirement Money Fund
  Schwab Government Cash Reserves
  Schwab Advisor Cash Reserves
  Schwab Cash Reserves

one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds has custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year.

As long as the fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab California Municipal Money Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab California Municipal Money Fund (one of the portfolios constituting The Charles Schwab Family of Funds, (hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Funds

Annual Report
December 31, 2004

Schwab New York
Municipal Money Fund™

Schwab New Jersey
Municipal Money Fund™

Schwab Pennsylvania
Municipal Money Fund™

Schwab Florida
Municipal Money Fund™

Schwab Massachusetts
Municipal Money Fund™

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Kevin Shaughnessy, CFA, a vice president of the investment adviser and senior portfolio manager, is responsible for the day-to-day management of the Schwab New York, New Jersey and Massachusetts municipal money funds. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.



Walter Beveridge, a portfolio manager, has been responsible for day-to-day management of the Schwab Pennsylvania and Florida municipal money funds since their inception in 1998. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Funds

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

As noted above, the Fed began a series of five tightening moves in June, eventually bringing the rate to 2.25% at year end. These actions significantly impacted municipal money market yields. On average, yields on both fixed- and variable-rate muni notes increased by 1.0% from mid-March to year end. As a result, yields on muni money funds increased as well.

Anticipating the Fed tightening, yields on fixed-rate notes maturing from 6-12 months rose approximately 0.60% during the second quarter of the year. Since they offered the best relative value at the time, compared to other variable-rate securities, we increased the funds' position in this asset class, continuing to do so as yields rose. This resulted in an extension of the funds' weighted average maturities (WAM), which averaged 18 days longer when compared to the peer group.

For 2004, municipal note supply declined approximately 17% from 2003. This was a result of municipalities enjoying more robust economies and stronger tax receipts than they did in the previous year. As a result, there was less of a need for them to issue short-term notes. Demand for munis, however, remained steady for the year. This demand, combined with the decrease in new issuance, caused muni yields to rise at a slower pace than yields on short-term taxable securities.

For the 20th consecutive year, New York passed a late budget. The 2005 fiscal year began on April 1, 2004 and the budget was not passed until mid-August when almost half the fiscal year had elapsed. The general fund budget totals $42.7 billion, generally unchanged from fiscal 2004. Non-recurring items account for almost 5% of resources, a similar level to the previous year, as the State has not made any progress in addressing its structural imbalance. The State closed a $5.1 billion budget gap for fiscal 2005, but despite revenue growth exceeding projections by about 1.0%, it still faces a $225 million shortfall for the year. The budget office anticipates finding program savings of that amount by fiscal year-end March 31, but the State also has approximately $800 million in reserves it can use to cover the shortfall. It currently projects a $6 billion budget gap for fiscal 2006, which does not include court-ordered increases in education funding for New York City. Additionally, local government leaders are demanding relief from huge state-mandated Medicaid and public employee pension obligations.

New York City's economy has continued to improve and the city revised its fiscal 2005 revenue estimates up slightly in October 2004, with most of the additional revenues earmarked to prepay expenses occurring in fiscal 2006. However, many local governments in northern and western

New York City's economy has continued to improve and the city revised its fiscal 2005 revenue estimates up slightly in October 2004, with most of the additional revenues earmarked to prepay expenses occurring in fiscal 2006.

New York continue to operate under tremendous financial pressure as their manufacturing-dominated economies have not been bolstered with new employment seen in other sectors.

The State began its economic recovery in late 2003. Employment fell 0.6% in 2003, slowly rebounded with 0.3% growth in 2004 and is projected to increase 0.9% in 2005. However, personal income growth was 2.3% in 2003, a strong 5.3% in 2004 and is projected to slow down slightly to 4.8%, in 2005. Due to the diversity of the State economy as well as its revenue raising ability, New York remains a strong investment-grade credit. The State's general obligation credit rating was upgraded to A1 from A2 and a positive outlook was assigned by Moody's in November 2004. The ratings are AA and AA- from Standard & Poor's and Fitch, respectively.

New Jersey's fiscal 2005 (beginning 7/1/04) budget totals $28.0 billion, a 14% increase over fiscal 2004 spending. The increase in spending is targeted at providing property tax relief, and increasing school-aid and health-care funding. The budget was balanced with substantial tax increases and $1.9 billion in deficit bonds, the third consecutive year the State has resorted to the bond market to close the budget. As the budget relies on non-recurring items for 10% of its revenues, a level similar to that used in fiscal 2004, the State has not made any progress in addressing the budget's structural imbalance. The State's flexibility was further reduced when, shortly after the budget was passed, the New Jersey Supreme Court ruled that the State could not issue deficit bonds after fiscal 2005. The bulk of the tax increases reflect a projected 20% jump in personal income tax receipts, about half of which is expected to come from a strengthening economy. The balance is to come from a 40% increase in the tax rate for households with annual incomes above $500,000, about 35,000 individuals. Through November 2004, however, the State had received revenues about 1.9% below projections for the period.

Gov. McGreevey resigned effective November 15, 2004 and former Senate President Richard Codey will be the acting governor for the current term.

New Jersey began its economic recovery in mid-2003, ending that year with a net 0.1% in job losses. The State experienced 1.5% employment growth in 2004 and projects over 2.0% in 2005. Personal income grew a robust 4.6% in 2004 and was expected to continue at 4.4% in 2005. The State's highly trained workforce, diversity of employment sectors and centralized location provide it with excellent growth opportunities. Due to the diversity of the State's economy, as well as its revenue raising ability, New Jersey remains a strong investment-grade

*Florida has benefited
from its reliance on
sales taxes rather than
personal income taxes,
though it continues to
face challenges to
educate and build schools
for a growing K-12
student population.*

credit. New Jersey's ratings were downgraded in July by all three rating agencies: from Aa2 to Aa3 by Moody's, and from AA to AA- by both Standard & Poor's and Fitch, respectively.

After closing a $2.4 billion gap in its fiscal 2004 general fund budget, Pennsylvania was rewarded with greater than expected revenues from tax increases, due to strong economic growth. This resulted in an operating surplus at year end, despite mid-year projections of an operating deficit.

Governor Ed Rendell signed the fiscal 2005 budget on July 4, 2004. The new budget includes a projected 4.3% increase in general fund appropriations, with the bulk of additional spending going toward Medicaid and education. Although the adopted budget projected a small operating deficit, the Commonwealth's revenues were 2.4% ahead of projections through October 2004, and the Commonwealth may upwardly revise its fiscal 2005 revenue estimates. Hours before the adoption of the fiscal 2005 budget the Commonwealth dramatically expanded legalized gambling to provide a projected $1 billion in additional annual school district funding, which may eventually result in property tax relief at the local level.

The Commonwealth's above-average credit quality is derived from its conservative financial management, increasing economic diversification and moderate debt level. As of the report date, Pennsylvania's ratings were: Aa2, AA, AA from Moody's, Standard & Poor's and Fitch, respectively.

Florida's economic growth continued through 2004, despite enduring four serious hurricanes in the fall. At the end of June 2004, the State had large cash reserves totaling about $3.3 billion, which were available for emergency spending while awaiting reimbursement from the Federal Emergency Management Agency (FEMA). Reconstruction activity related to the hurricanes passes through to the State's sales tax collections, and is largely expected to enable the State to recoup its non-reimburseable disaster-recovery costs. Florida has benefited from its reliance on sales taxes rather than personal income taxes, though it continues to face challenges to educate and build schools for a growing K-12 student population. Florida's revenues are running about $400 million ahead of fiscal 2005 budget projections, led by strength in sales- and stamp-tax collections.

Total nonfarm jobs were up about 2.1% on average each month through November 2004, up from 1.5% annual job growth for 2003. The average unemployment rate through November 2004 was 4.6%, down from 5.1% in 2003. With its substantial reserves and strong

Due to the diversity of the Commonwealth's economy, high personal-wealth levels and associated revenue raising ability, Massachusetts remains a strong invest-ment-grade credit.

economic performance, the State's ratings at the end of the report period were Aa2 from Moody's, AA+ from Standard & Poor's and AA from Fitch. In November 2004, Moody's placed the State's Aa2 rating on its watchlist for a possible upgrade and in January 2005, the rating was raised to Aa1.

Despite Massachusetts' continued reliance on one-time revenue sources to balance the budget, higher tax receipts have brightened the outlook for fiscal 2005, which began 7/1/04. The Commonwealth's fiscal 2005 budget incorporated a 2.7% increase in tax revenue after fiscal 2004 tax revenues exceeded the budget by almost 8%, largely due to gains in personal income tax receipts. However, even with the economic recovery, total tax revenues for fiscal 2005 are still 3% below the levels received in 2001. On a budgetary basis, the Commonwealth anticipates ending fiscal 2005 with a $1.2 billion general fund balance, or 5% of expenditures, down from $1.9 billion at 6/30/04. In addition, the Massachusetts School Building Assistance Authority was established in July to provide $4.1 billion in funding for school building, thus reducing an annual budget drain on the Commonwealth.

Massachusetts' economy continues in its recovery phase and the recent rise in personal tax revenues suggests job growth is vibrant, with the unemployment rate falling from 6.2% in January 2004 to 4.2% in November. Due to the diversity of the Commonwealth's economy, high personal-wealth levels and associated revenue raising ability, Massachusetts remains a strong investment-grade credit. As of the report date, the Commonwealth's credit ratings were Aa2 with a stable outlook from Moody's, AA- from Standard & Poor's and AA- from Fitch.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Municipal Money Funds					
	New York		New Jersey	Pennsylvania	Florida	Massachusetts
	Sweep Shares	Value Advantage Shares™				
Seven-Day Yield[1]	1.18%	1.42%	1.16%	1.28%	1.21%	1.24%
Seven-Day Yield–No Waiver[2]	1.03%	1.26%	0.95%	1.06%	1.03%	0.98%
Seven-Day Effective Yield[1]	1.19%	1.43%	1.16%	1.28%	1.22%	1.25%
Seven-Day Taxable-Equivalent Effective Yield[1, 3]	2.08%	2.50%	1.91%	2.03%	1.88%	2.03%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Municipal Money Funds				
	New York	New Jersey	Pennsylvania	Florida	Massachusetts
Weighted Average Maturity	47 days	38 days	34 days	31 days	49 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1
Credit-Enhanced Securities % of portfolio	67%	75%	72%	87%	53%
Minimum Initial Investment[4]					
Sweep Investments™	*	*	*	*	*
Value Advantage Shares	$25,000	n/a	n/a	n/a	n/a
($15,000 for IRA and custodial accounts)					

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. For the Massachusetts fund, please refer to the Statement of Operations for additional information on expense waivers.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Taxable-equivalent effective yields assume the following 2004 maximum tax rates: New York 42.90% (federal regular income, New York state and New York city taxes); New Jersey 39.14%, Pennsylvania 37.00%, and Massachusetts 38.45% (federal regular and state personal income taxes); Florida 35.00% (federal regular income tax). Investment income may be subject to the Alternative Minimum Tax.

[4] Please see prospectus for further detail and eligibility requirements.

* Subject to the eligibility terms and conditions of your Schwab account agreement.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab New York Municipal Money Fund™				
Sweep Shares				
Actual Return	0.69%	$1,000	$1,003.80	$3.48
Hypothetical 5% Return	0.69%	$1,000	$1,021.67	$3.51
Value Advantage Shares™				
Actual Return	0.45%	$1,000	$1,005.00	$2.27
Hypothetical 5% Return	0.45%	$1,000	$1,022.87	$2.29
Schwab New Jersey Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,003.80	$3.27
Hypothetical 5% Return	0.65%	$1,000	$1,021.87	$3.30
Schwab Pennsylvania Municipal Money Fund™				
Actual Return	0.65%	$1,000	$1,004.10	$3.27
Hypothetical 5% Return	0.65%	$1,000	$1,021.87	$3.30
Schwab Florida Municipal Money Fund™				
Actual Return	0.66%	$1,000	$1,004.00	$3.32
Hypothetical 5% Return	0.66%	$1,000	$1,021.82	$3.35
Schwab Massachussets Municipal Money Fund™				
Actual Return	0.60%	$1,000	$1,004.10	$3.02
Hypothetical 5% Return	0.60%	$1,000	$1,022.12	$3.05

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to that funds' or share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab New York Municipal Money Fund™

Financial Statements

Financial Highlights

Sweep Shares	**1/1/04–12/31/04**	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00 [1]	0.01	0.02	0.03
Less distributions:					
Dividends from net investment income	(0.01)	(0.00) [1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.56	0.41	0.80	2.06	3.39
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.69	0.69	0.69	0.69	0.70 [2]
Gross operating expenses	0.84	0.84	0.85	0.86	0.88
Net investment income	0.55	0.41	0.80	2.04	3.35
Net assets, end of period ($ x 1,000,000)	1,073	1,038	944	889	798

Value Advantage Shares	**1/1/04–12/31/04**	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.02	0.04
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.80	0.66	1.04	2.30	3.64
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.45	0.45	0.45	0.45	0.46 [3]
Gross operating expenses	0.61	0.61	0.62	0.64	0.68
Net investment income	0.79	0.65	1.04	2.23	3.59
Net assets, end of period ($ x 1,000,000)	654	690	676	604	419

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.69% if certain non-routine expenses (proxy fees) had not been included.

[3] The ratio of net operating expenses would have been 0.45% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✦ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.3%	Municipal Securities	1,715,512	1,715,512
99.3%	Total Investments	1,715,512	1,715,512
0.7%	Other Assets and Liabilities		11,316
100.0%	Total Net Assets		1,726,828

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 99.3% of net assets		

New York 97.6%

Albany IDA
✦■ IDRB (Newkirk Products) Series 1995A

2.02%, 01/07/05	1,000	1,000

✦■ Refunding IDRB (United Cerebral Palsy Assn-Capital District) 1997B

2.00%, 01/07/05	10,000	10,000

Averill Park Central SD
BAN 2004

1.80%, 06/22/05	19,551	19,568

Baldwin Union Free SD
2004-05 TAN

1.58%, 06/29/05	11,700	11,766

Broome Cnty IDA
✦■ Civic Facility RB (Methodist Homes For the Aging) 2003 Series

2.00%, 01/07/05	5,915	5,915

✦■ Civic Facility RB (Elizabeth Church Manor Nursing Home) 2003 Series

2.00%, 01/07/05	6,370	6,370

Buffalo Fiscal Stability Auth
BAN Series 2004 A-1

1.99%, 05/16/05	16,000	16,059

Chautauqua Cnty
✦■ Civic Facility RB (Jamestown Center City Dev Corp) Series 2000A

2.02%, 01/07/05	11,610	11,610

✦■ IDRB (Grafco Industries) Series 2002

2.06%, 01/07/05	6,130	6,130

Commack Union Free SD
TAN 2004-2005

2.00%, 06/30/05	10,000	10,048

Connetquot Central SD
2004-2005 TAN

1.54%, 06/30/05	11,000	11,078
1.55%, 06/30/05	2,000	2,014
2.08%, 06/30/05	5,000	5,022

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Cheektowaga CSD		
BAN Series 2004A		
1.60%, 06/03/05	17,505	17,606
East Meadow Union Free SD		
2004-2005 TAN		
1.57%, 06/29/05	3,000	3,017
BAN 2004		
1.50%, 08/17/05	10,000	10,092
Hauppauge Union Free SD		
2004-2005 TAN		
1.55%, 06/29/05	6,000	6,042
2.08%, 06/29/05	4,500	4,520
Herkimer Cnty		
✚■ Civic Facility RB (Templeton Foundation) Series 2000		
2.07%, 01/07/05	1,800	1,800
Herricks Union Free SD		
2004-2005 TAN		
1.57%, 06/29/05	8,000	8,046
Islip Union Free SD		
2004-2005 TAN		
1.65%, 06/29/05	6,750	6,794
Levittown Union Free SD		
2004-2005 TAN		
1.58%, 06/29/05	7,000	7,048
Lindenhurst Union Free SD		
2004-2005 TAN		
1.60%, 06/23/05	8,400	8,445
Livingston Cnty		
BAN 2004		
1.60%, 06/16/05	36,027	36,252
Long Island Power Auth		
✚◗■● Electric System General RB Series 1998A		
2.02%, 01/07/05	21,000	21,000
✚◗■● Electric System General RB Series 2001A		
2.02%, 01/07/05	4,365	4,365
✚◗■● Electric System RB Series 1998A		
2.01%, 01/07/05	1,900	1,900
✚◗■ Electric System Subordinated RB 1998 Series 7B		
1.95%, 01/07/05	1,500	1,500
✚■ Electric System Subordinated RB 2001 Series 2-B		
2.15%, 01/03/05	11,375	11,375
Longwood Central SD		
2004-2005 TAN		
1.60%, 06/30/05	6,000	6,041
Metropolitan Transportation Auth		
◗■● Dedicated Tax Fund Bonds Series 1998A		
2.02%, 01/07/05	9,440	9,440
✚◗■● Dedicated Tax Fund Bonds Series 2002A		
1.98%, 01/07/05	10,580	10,580
Transportation Revenue BAN Series CP-1A		
✚ 1.81%, 02/11/05	15,000	15,000
✚ 1.83%, 03/11/05	25,000	25,000
✚◗■● Transportation RB Series 2003B		
2.02%, 01/07/05	3,500	3,500
✚◗■● Transportation Refunding RB Series 2002A		
2.01%, 01/07/05	22,000	22,000
✚ Transportation Revenue BAN Sub-series B		
1.90%, 04/07/05	15,000	15,000
Nassau Health Care Corp		
✚◗■ Bonds Series 2004C-1		
1.95%, 01/07/05	5,000	5,000
✚◗■ Bonds Series 2004C-2		
1.92%, 01/07/05	5,000	5,000
✚◗■ Bonds Series 2004C-3		
1.95%, 01/07/05	5,000	5,000
New York City		
✚■ GO Bonds Fiscal 1994 Series E-3		
2.15%, 01/03/05	3,500	3,500
✚■ GO Bonds Fiscal 1994 Series H-4		
2.15%, 01/03/05	4,100	4,100
✚◗■● GO Bonds Fiscal 1998D		
2.03%, 01/07/05	26,000	26,000
✚◗■● GO Bonds Fiscal 2000 Series A		
2.02%, 01/07/05	3,395	3,395
✚◗■● GO Bonds Fiscal 2002 Series A		
2.01%, 01/07/05	9,750	9,750
✚◗■● GO Bonds Fiscal 2002 Series G		
1.96%, 01/07/05	16,400	16,400
✚■ GO Bonds Fiscal 2003 Series C-2		
1.95%, 01/07/05	6,265	6,265
✚■ GO Bonds Fiscal 2004 Series H-7		
2.15%, 01/03/05	8,200	8,200
✚◗■● GO Bonds Fiscal 2004 Series J		
1.96%, 01/07/05	9,160	9,160

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• GO Bonds, Fiscal 2001 Series B 2.01%, 01/07/05	6,920	6,920
+▶■ GO Bonds, Fiscal 1994 Series H-3 2.15%, 01/03/05	500	500
New York City Health & Hospitals Corp		
+▶■• Health System Bonds 1999 Series A 2.01%, 01/07/05	17,620	17,620
New York City Housing Development Corp		
+■ M/F Mortgage RB (90 West St) 2004 Series A 1.95%, 01/07/05	12,000	12,000
+■ M/F Mortgage RB (Atlantic Court Apts) 2003 Series A 1.99%, 01/07/05	19,350	19,350
+■ M/F Mortgage RB (First Avenue) Series 2002A 2.00%, 01/07/05	7,445	7,445
+■ M/F Mortgage RB (Upper East) Series 2003A 2.01%, 01/07/05	9,000	9,000
+■ M/F Rental Housing RB (100 Jane St) Series 1998A 1.99%, 01/07/05	6,525	6,525
+■ M/F Rental Housing RB (One Columbus Place) Series 1998A 1.99%, 01/07/05	24,000	24,000
+■ M/F Rental Housing RB (Sierra) Series 2003A 1.99%, 01/07/05	18,000	18,000
+■ M/F Rental Housing RB (Tribeca Tower) Series 1997A 1.98%, 01/07/05	2,300	2,300
+■ M/F Rental Housing RB (West End Towers) Series 2004A 2.00%, 01/07/05	20,000	20,000
New York City IDA		
+■ Civic Facility RB (2000 Jewish Board of Family & Childrens Services) 1.99%, 01/07/05	15,820	15,820
+■ Refunding IDRB (Allway Tools) Series 1997 2.05%, 01/07/05	1,480	1,480

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Special RB (NYSE) Fiscal 2004 Series B 1.97%, 01/07/05	7,000	7,000
New York City Municipal Water Finance Auth		
▶■• Crossover Refunding Bonds 2002 F 2.02%, 01/03/05	7,495	7,495
TECP Series 5		
+ 1.85%, 02/03/05	72,400	72,400
+ 1.87%, 02/03/05	5,300	5,300
+ 1.85%, 03/03/05	8,000	8,000
▶ TECP Series 6 1.88%, 03/03/05	29,000	29,000
Water & Sewer System RB Fiscal 2005 Series B		
+▶■• 2.03%, 01/06/05	1,855	1,855
1.95%, 06/15/05	13,450	13,513
+▶■ Water & Sewer System RB Series 1994G 2.15%, 01/03/05	2,775	2,775
+▶■• Water & Sewer System RB Series 1998B 2.01%, 01/07/05	4,735	4,735
▶■• Water & Sewer System RB Series 2001D 2.04%, 01/07/05	4,995	4,995
+▶■• Water & Sewer System RB Series 2002G 2.02%, 01/07/05	10,000	10,000
▶■ Water & Sewer System RB Series 2003 C-3 2.15%, 01/03/05	1,100	1,100
New York City Transitional Finance Auth		
▶■• Future Tax Secured Bonds Fiscal 1999 Series A 2.04%, 01/07/05	4,970	4,970
+▶■• Future Tax Secured Bonds Fiscal 2000 Series A 2.01%, 01/07/05	15,720	15,720
▶■• Future Tax Secured Bonds Fiscal 2000 Series C 2.02%, 01/07/05	14,545	14,545
▶■• Future Tax Secured Refunding Bonds Fiscal 2003 Series A 2.02%, 01/03/05	6,000	6,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ Recovery Bonds Fiscal 2003 Series 1E 1.98%, 01/07/05	4,300	4,300
▶■ Recovery Bonds Fiscal 2003 Series 2A 2.17%, 01/03/05	15,000	15,000
New York Energy Research Development Auth		
✚■ Facilities RB Series 2004C-1 1.99%, 01/07/05	6,000	6,000
✚■ Facilities RB Series 2004C-2 1.98%, 01/07/05	5,500	5,500
✚■ Facilities RB Series 2004C-3 2.01%, 01/07/05	10,000	10,000
New York Power Auth		
▶ Commercial Paper Notes Series 2 1.85%, 03/09/05	8,000	8,000
▶■ Tender Notes Series 1985 1.35%, 03/01/05	25,000	25,000
New York State		
✚▶■• GO Bonds Fiscal 2004 Series F 2.06%, 01/07/05	50,000	50,000
New York State Dormitory Auth		
✚▶■• City University System Consolidated Fifth General Resolution RB Series 2003A 1.15%, 01/07/05	7,295	7,295
✚▶■• Insured RB (Mt Sinai School of Medicine) Series 1994A 2.03%, 01/07/05	2,900	2,900
✚▶■• State University Educational Facilities RB Series 1993A 2.01%, 01/07/05	9,995	9,995
State University Educational Facilities RB Series 2000B		
✚▶■• 1.99%, 01/07/05	27,030	27,030
✚▶■• 2.01%, 01/07/05	12,375	12,375
New York State Energy Research Development Auth		
✚▶■• Gas Facilities RB (Brooklyn Union Gas) Series 1996 2.01%, 01/07/05	14,125	14,125
✚▶■ Pollution Control Refunding RB (Orange & Rockland Utilities) Series 1994A 1.94%, 01/07/05	1,000	1,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York State Environmental Facilities Corp.		
▶■• State Clean & Drinking Water Revolving Funds RB Series 2002B 2.01%, 01/07/05	24,225	24,225
▶■• State Water Pollution Control Revolving Fund RB Series 1994D 2.01%, 01/07/05	661	661
New York State HFA		
✚■ Housing RB (101 West End Ave) Series 1999A 1.99%, 01/07/05	1,600	1,600
✚■ Housing RB (150 E44th St) Series 2000A 1.99%, 01/07/05	29,500	29,500
✚■ Housing RB (250 W50th St) Series 1997A 1.98%, 01/07/05	4,800	4,800
✚■ Housing RB (350 W43rd St) Series 2002A 1.99%, 01/07/05	9,000	9,000
✚■ Housing RB (70 Battery Place) Series 1997A 1.99%, 01/07/05	22,600	22,600
✚■ Housing RB (Avalon Chrystie Place I) Series 2004A 2.03%, 01/07/05	24,900	24,900
✚■ Housing RB (Chelsea Arms) Series 1998A 1.97%, 01/07/05	18,000	18,000
✚■ Housing RB (E84th St) Series 1995A 1.98%, 01/07/05	15,000	15,000
✚■ Housing RB (Normandie Court I) Series 1991A 1.97%, 01/07/05	5,495	5,495
✚■ Housing RB (Normandie Court II) Series 1999A 1.99%, 01/07/05	19,600	19,600
✚■ Housing RB (Sea Park East) Series 2004A 1.95%, 01/07/05	18,700	18,700
✚■ Housing RB (Sea Park West) Series 2004A 1.95%, 01/07/05	7,600	7,600

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Housing RB (The Helena) Series 2003A		
1.98%, 01/07/05	7,800	7,800
+■ Housing RB (The Helena) Series 2004A		
1.98%, 01/07/05	30,000	30,000
+■ Housing RB (Tribeca Landing) Series 1997A		
1.97%, 01/07/05	13,000	13,000
+■ Housing RB (Tribeca Park) Series 1997A		
1.98%, 01/07/05	7,000	7,000
+■ Housing RB (Union Square South) Series 1996A		
1.98%, 01/07/05	16,800	16,800
+■ Housing RB (Worth St) Series 2001A		
1.97%, 01/07/05	11,200	11,200
+■ Service Contract Refunding RB Series 2003E		
1.93%, 01/07/05	7,000	7,000
New York State Local Assistance Corp		
+■ RB Series 1995D		
1.95%, 01/07/05	6,320	6,320
+◗■• Series 1993-C Refunding RB		
2.01%, 01/07/05	9,900	9,900
+◗■• Series 1997B Refunding RB		
2.01%, 01/07/05	20,965	20,965
New York State Mortgage Agency		
◗■• Homeowner Mortgage RB Series 65		
2.04%, 01/07/05	4,640	4,640
Homeowner Mortgage RB Series 87		
◗■• 1.15%, 01/07/05	4,135	4,135
◗■• 2.03%, 01/07/05	6,635	6,635
◗■• Homeowner Mortgage RB, Series 77A		
1.20%, 02/03/05	24,795	24,795
New York State Thruway Auth		
◗■• General Refunding RB Series E		
2.01%, 01/07/05	6,995	6,995
Local Highway & Bridge Service Contract Bonds Series 2001		
1.66%, 04/01/05	2,000	2,015

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Second Lien General Highway & Bridge Trust Fund Bonds Series 2003A		
1.90%, 04/01/05	5,000	5,013
New York State Urban Development Corp		
+◗■• State Personal Income Tax RB Series 2004A-1		
2.01%, 01/07/05	19,730	19,730
Northport-East Northport Union Free SD		
2004-2005 TAN		
1.55%, 06/30/05	7,775	7,830
Oceanside Union Free SD		
2004-2005 TAN		
1.60%, 06/23/05	5,000	5,027
Oneida Cnty IDA		
+■ Civic Facility RB (Mohawk Valley Community College Dormitory Corp) Series 2004A		
1.98%, 01/07/05	8,470	8,470
Pittsford Central SD		
GO BAN 2004B		
1.50%, 06/29/05	12,500	12,591
1.52%, 06/29/05	8,107	8,164
Plainview-Old Bethpage Central SD		
2004-2005 TAN		
1.52%, 06/30/05	2,000	2,012
2.08%, 06/30/05	5,000	5,016
Port Auth of New York & New Jersey		
+◗■• Consolidated Bonds 127th Series		
2.04%, 01/07/05	3,000	3,000
◗■• Consolidated Bonds 135th Series		
2.04%, 01/07/05	20,000	20,000
Special Project Bonds Series 6 JFK International Air Terminal		
+◗■• 2.07%, 01/07/05	1,480	1,480
+◗■• 2.02%, 01/07/05	1,100	1,100
Port Washington Union Free SD		
2004-2005 TAN		
1.57%, 06/23/05	12,500	12,569

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sachem Central SD		
2004-2005 TAN		
1.52%, 06/23/05	6,000	6,034
Schenectady IDA		
+■ IDRB (Fortitech Holding Corp.) Series 1995A		
2.07%, 01/07/05	800	800
Smithtown Central SD		
2004-2005 TAN		
2.05%, 06/29/05	25,000	25,114
South Huntington Union Free SD		
2004-2005 TAN		
1.50%, 06/30/05	5,000	5,036
Three Village Central SD		
2004-2005 TAN		
1.59%, 06/30/05	4,000	4,023
2.04%, 06/30/05	15,000	15,050
Tompkins Cnty IDA		
+▶■ Civic Facility RB (Ithaca College) Series 2004		
1.97%, 01/07/05	7,500	7,500
Triborough Bridge & Tunnel Auth		
+■● General Purpose RB Series 2001A		
2.01%, 01/07/05	20,000	20,000
▶■● General Refunding RB Series 2002B		
2.04%, 01/07/05	14,000	14,000
+▶■ General Refunding RB Series 2002C		
1.95%, 01/07/05	4,600	4,600
+▶■ Special Obligation 1991 Resolution Refunding Bonds, Series 2000A		
1.95%, 01/07/05	8,275	8,275
Westchester Cnty IDA		
+■ IDRB (Levister Redevelopment Co Project) Series 2001B		
1.98%, 01/07/05	8,000	8,000
William Floyd Union Free SD		
TAN 2004-2005		
1.64%, 06/27/05	25,000	25,162
1.68%, 06/27/05	1,900	1,912

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Yonkers IDA		
+■ Civic Facility RB (Consumers Union) Series 1989		
2.00%, 01/07/05	1,200	1,200
+■ Civic Facility RB (Consumers Union) Series 1991		
2.00%, 01/07/05	700	700
+▶■ Civic Facility RB (Consumers Union) Series 1994		
2.00%, 01/07/05	1,660	1,660
		1,685,545
Puerto Rico 1.7%		
Government Development Bank of Puerto Rico		
TECP Series 1997		
1.88%, 02/17/05	13,662	13,662
1.88%, 04/07/05	4,000	4,000
Puerto Rico		
+▶■● Public Improvement & Refunding Bonds Series 2000		
1.99%, 01/07/05	600	600
Puerto Rico Electric Power Auth		
+▶■● Power RB Series II		
2.00%, 01/03/05	805	805
Puerto Rico Housing Finance Corp		
+▶■● Homeownership Mortgage GNMA-guaranteed RB Series 1998A		
1.10%, 04/01/05	9,900	9,900
Puerto Rico Public Buildings Auth		
+▶■● Refunding RB Series L		
2.00%, 01/07/05	1,000	1,000
		29,967

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$1,715,512
Cash	391
Receivables:	
Fund shares sold	5,200
Interest	7,422
Prepaid expenses	+ 29
Total assets	**1,728,554**

The amortized cost for the fund's securities was $1,715,512. During the reporting period, the fund had $934,855 in transactions with other Schwab Funds.

Liabilities

Payables:	
Fund shares redeemed	1,475
Dividends to shareholders	121
Investment adviser and administrator fees	21
Transfer agent and shareholder service fees	34
Trustees' fees	5
Accrued expenses	+ 70
Total liabilities	**1,726**

Net Assets

Total assets	1,728,554
Total liabilities	− 1,726
Net assets	**$1,726,828**

Net Assets by Source

Capital received from investors	1,727,116
Net realized capital losses	(288)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,073,337		1,073,591		$1.00
Value Advantage Shares	$653,491		653,588		$1.00

Federal Tax Data

Cost basis of portfolio	$1,715,544

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2009	$12
2012	+ 244
	$256

See financial notes.   17

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest	**$21,467**

Net Realized Gains and Losses

Net realized losses on investments sold	**(276)**

Expenses

Investment adviser and administrator fees		6,360
Transfer agent and shareholder service fees:		
Sweep Shares		4,753
Value Advantage Shares		1,485
Trustees' fees		28
Custodian and portfolio accounting fees		169
Professional fees		35
Registration fees		38
Shareholder reports		44
Other expenses	+	25
Total expenses		12,937
Expense reduction	−	2,611
Net expenses		**10,326**

Increase in Net Assets from Operations

Total investment income		21,467
Net expenses	−	10,326
Net investment income		**11,141**
Net realized losses	+	(276)
Increase in net assets from operations		**$10,865**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17

These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $2,543 from the investment adviser (CSIM) and $68 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 30, 2005, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.69
Value Advantage Shares	0.45

This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		1/1/04–12/31/04	1/1/03–12/31/03
Net investment income		$11,141	$8,864
Net realized gains and losses	+	(276)	105
Increase in net assets from operations		**10,865**	**8,969**

Distributions Paid

Dividends from net investment income			
Sweep Shares		5,821	4,159
Value Advantage Shares	+	5,320	4,705
Total dividends from net investment income		**11,141**	**8,864**

Transactions in Fund Shares

Shares Sold			
Sweep Shares		4,091,385	3,340,823
Value Advantage Shares	+	724,557	728,144
Total shares sold		**4,815,942**	**4,068,967**
Shares Reinvested			
Sweep Shares		5,721	4,096
Value Advantage Shares	+	4,941	4,416
Total shares reinvested		**10,662**	**8,512**
Shares Redeemed			
Sweep Shares		(4,061,536)	(3,250,610)
Value Advantage Shares	+	(765,643)	(719,030)
Total shares redeemed		**(4,827,179)**	**(3,969,640)**
Net transactions in fund shares		**(575)**	**107,839**

Net Assets

Beginning of period		1,727,679	1,619,735
Total increase or decrease	+	(851)	107,944
End of period		**$1,726,828**	**$1,727,679**

Unless stated, all numbers x 1,000.

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents shares sold plus shares reinvested, minus shares redeemed.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes. 19

Schwab New Jersey Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.02	0.03
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.57	0.43	0.84	2.13	3.38
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.66[2]	0.65	0.66[3]
Gross operating expenses	0.86	0.86	0.89	0.90	0.93
Net investment income	0.57	0.43	0.83	2.08	3.35
Net assets, end of period ($ x 1,000,000)	448	463	425	382	321

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (taxes) had not been included.

[3] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- • Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.1%	Municipal Securities	439,025	439,025
98.1%	Total Investments	439,025	439,025
1.9%	Other Assets and Liabilities		8,562
100.0%	Total Net Assets		447,587

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 98.1% of net assets		
New Jersey 94.1%		
Burlington Cnty BAN Series 2004A		
1.20%, 02/04/05	10,144	10,144
Delaware River Port Auth RB Series 1999		
✚◗■• 2.03%, 01/07/05	4,495	4,495
✚◗■• 2.03%, 01/07/05	5,200	5,200
Englewood General Improvement & Special Assessment BANs		
1.63%, 07/08/05	7,000	7,049
Essex Cnty Improvement Auth ✚◗■• Project Consolidation RB Series 2004		
2.01%, 01/07/05	5,895	5,895
Ft Lee BAN		
1.55%, 07/29/05	5,250	5,286
Garden State Preservation Trust ✚◗■• Open Space & Farmland Preservation Bonds Series 2003A		
1.20%, 02/10/05	5,000	5,000
New Jersey TRAN Series Fiscal 2005A		
1.95%, 06/24/05	5,000	5,024
◗■• 1.25%, 04/23/05	10,000	10,000
1.50%, 06/24/05	15,000	15,106
◗■• 2.05%, 01/07/05	15,000	15,000
New Jersey Economic Development Auth ✚■ Economic Development RB (ENCAP Golf Holdings) Series 2004		
2.00%, 01/07/05	16,300	16,300
✚■ Economic Development RB (Omni Baking Co) Series 2001		
2.00%, 01/07/05	4,200	4,200

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Economic Development RB (Stone Brothers Secaucus) Series 2001		
2.04%, 01/07/05	1,755	1,755
Exempt Facility RB (Chambers Co-Generation)		
+ 2.08%, 01/14/05	5,000	5,000
+ 2.26%, 01/14/05	1,000	1,000
+ 1.92%, 02/11/05	6,100	6,100
+ Exempt Facility RB (Keystone) Series 1992		
1.68%, 01/11/05	5,000	5,000
+▶■• Motor Vehicle Surcharges RB Series 2004A		
2.01%, 01/07/05	6,080	6,080
+▶■• Natural Gas Facilities Refunding RB (Nui Corp.) Series 1997A		
2.02%, 01/07/05	1,525	1,525
+■ RB (Baptist Home Society of New Jersey) Series 2003		
2.23%, 01/07/05	3,520	3,520
+■ RB (G&W Laboratories) Series 2003		
2.05%, 01/07/05	5,505	5,505
+■ RB (Hamilton Industrial Development) Series 1998		
2.05%, 01/07/05	5,665	5,665
+■ RB (Meridian Assisted Living at Shrewsbury) Series 2004		
2.02%, 01/07/05	5,250	5,250
+■ RB (St. James Preparatory School & St. James Social Service Corp.) Series 1998		
2.00%, 01/07/05	4,450	4,450
+■ Refunding RB (Station Plaza Park & Ride) Series 2003		
2.05%, 01/07/05	3,290	3,290
+▶■• School Facilities Construction Bonds Series 2003F		
1.99%, 01/07/05	2,500	2,500
+■ Special Facility RB (Port Newark Container Terminal) Series 2003		
2.00%, 01/07/05	14,300	14,300
+■ Thermal Energy Facilities RB (Marina Energy Llc - 2001 Project) Series A		
1.97%, 01/07/05	1,375	1,375
+■ Thermal Energy Facilities RB (Thermal Energy Limited Partnership I) Series 1997		
2.00%, 01/07/05	8,600	8,600
New Jersey Educational Facilities Auth		
+■ RB (Caldwell College) Series 2000B		
2.00%, 01/07/05	2,200	2,200
+▶■• RB (Higher Education Capital Improvement Fund) Series 2002A		
2.02%, 01/07/05	8,610	8,610
New Jersey Health Care Facilities Financing Auth		
+▶■• RB (JFK Health Systems Obligated Group) Series 1993		
2.02%, 01/07/05	10,000	10,000
+▶■• RB (Jersey Shore Medical Center Obligated Group) Series 1994		
2.01%, 01/07/05	7,500	7,500
+▶■• RB (Somerset Medical Ctr) Series A		
2.02%, 01/07/05	12,000	12,000
+▶■• Refunding & RB (St Barnabas Health Care System) Series 1998B		
2.01%, 01/07/05	6,000	6,000
+ Refunding RB (Saint Clare's Hospital) Series 2004B		
2.00%, 07/01/05	1,895	1,904
+■ Revenue Bonds Composite Program Series 2003 A-6		
1.98%, 01/07/05	3,050	3,050
New Jersey Housing & Mortgage Finance Agency		
+▶■• Home Buyer RB Series 2000 CC		
2.04%, 01/07/05	2,980	2,980

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
S/F Housing RB Series 2004F		
1.05%, 04/01/05	10,000	10,000
2.00%, 04/01/05	3,350	3,342
◐■ S/F Housing RB Series 2004K		
2.05%, 01/07/05	10,000	10,000
New Jersey Sports & Exposition Auth		
✛◐■ State Contract Bonds Series 1992C		
1.95%, 01/07/05	5,200	5,200
New Jersey Transportation Trust Fund Auth		
◐■• Transportation System RB Series 1998A		
2.03%, 01/07/05	11,495	11,495
✛◐■• Transportation System RB Series 2003C		
2.02%, 01/07/05	5,495	5,495
New Jersey Turnpike Auth		
✛◐■• RB Series C		
2.02%, 01/07/05	8,090	8,090
✛◐■• Turnpike RB Series 1991C		
1.71%, 01/07/05	3,595	3,595
Turnpike RB Series 2000A		
✛ 1.15%, 01/01/05	2,750	2,750
✛◐■• 1.45%, 01/07/05	11,200	11,200
✛◐■• 2.02%, 01/07/05	2,900	2,900
✛◐■• 2.03%, 01/07/05	8,665	8,665
Port Auth of New York & New Jersey		
✛◐■• Consolidated Bonds 119th Series 2nd Installment		
2.04%, 01/07/05	370	370
✛◐■• Consolidated Bonds 127th Series		
2.04%, 01/07/05	8,480	8,480
Consolidated Bonds 137th Series		
1.58%, 07/15/05	2,805	2,856
✛◐■• Consolidated Bonds 138th Series		
2.04%, 01/07/05	10,000	10,000
◐■• Consolidated Bonds 85th Series		
1.20%, 04/07/05	6,795	6,795

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Special Project Bonds Series 6 JFK International Air Terminal		
✛◐■• 2.07%, 01/07/05	800	800
✛◐■• 2.02%, 01/07/05	4,895	4,895
◐ TECP Series A		
1.79%, 03/04/05	7,900	7,900
1.85%, 03/08/05	12,370	12,370
◐ TECP Series B		
1.70%, 02/10/05	13,060	13,060
1.74%, 02/11/05	5,020	5,020
Trenton Parking Auth		
✛◐■• Parking RB Series 2000		
2.00%, 01/07/05	4,320	4,320
University of Medicine & Dentistry		
✛◐■ RB Series 2002B		
1.99%, 01/07/05	9,450	9,450
Woodbridge Township		
General & Sewer Utility BAN		
1.65%, 07/08/05	3,654	3,679
1.67%, 07/08/05	4,346	4,375
		420,960
Puerto Rico 4.0%		
Government Development Bank of Puerto Rico		
TECP Series 1997		
1.47%, 01/07/05	7,948	7,948
1.70%, 01/07/05	565	565
1.63%, 01/10/05	1,193	1,193
1.80%, 03/10/05	3,224	3,224
1.85%, 03/11/05	2,250	2,250
Puerto Rico HFC		
✛◐■• Homeownership Mortgage RB Series 2000A		
2.03%, 01/07/05	2,885	2,885
		18,065

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$439,025
Cash	826
Receivables:	
Investments sold	5,803
Interest	1,959
Prepaid expenses	+ 30
Total assets	**447,643**

Liabilities

Payables:	
Dividends to shareholders	10
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	11
Trustees' fees	4
Accrued expenses	+ 25
Total liabilities	**56**

Net Assets

Total assets	447,643
Total liabilities	− 56
Net assets	**$447,587**

Net Assets by Source

Capital received from investors	447,612
Net investment income not yet distributed	21
Net realized capital losses	(46)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$447,587		447,337		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $439,025. During the reporting period, the fund had $677,030 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$439,005

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2012	$46

Reclassifications:

Net investment income not yet distributed	($10)
Reclassified as:	
Net realized capital losses	$8
Capital received from investors	$2

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$5,836**

Net Realized Gains and Losses

Net realized losses on investments sold	**(54)**

Expenses

Investment adviser and administrator fees		1,820
Transfer agent and shareholder service fees		2,155
Trustees' fees		25
Custodian and portfolio accounting fees		41
Professional fees		26
Registration fees		20
Shareholder reports		11
Other expenses	+	10
Total expenses		4,108
Expense reduction	−	995
Net expenses		**3,113**

Increase in Net Assets from Operations

Total investment income		5,836
Net expenses	−	3,113
Net investment income		**2,723**
Net realized losses	+	(54)
Increase in net assets from operations		**$2,669**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$2,723	$2,016
Net realized gains or losses +	(54)	15
Increase in net assets from operations	**2,669**	**2,031**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Distributions Paid

Dividends from net investment income	**2,694**	**2,016**

Transactions in Fund Shares

Shares sold	1,561,315	1,245,576
Shares reinvested	2,651	1,988
Shares redeemed +	(1,579,474)	(1,209,262)
Net transactions in fund shares	**(15,508)**	**38,302**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	463,120	424,803
Total increase or decrease +	(15,533)	38,317
End of period	**$447,587**	**$463,120**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $21 at the end of current period.

Schwab Pennsylvania Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.02	0.04
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.62	0.49	0.87	2.20	3.57
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.65	0.65	0.65	0.66[2]
Gross operating expenses	0.86	0.87	0.89	0.92	0.93
Net investment income	0.62	0.48	0.87	2.14	3.52
Net assets, end of period ($ x 1,000,000)	346	328	301	292	225

[1] Per share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.65% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Municipal Securities	343,558	343,558
99.4% Total Investments	343,558	343,558
0.6% Other Assets and Liabilities		2,022
100.0% Net Assets		345,580

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 99.4% of net assets		
Pennsylvania 98.8%		
Allegheny Cnty Hospital Development Auth		
✚■ RB (UPMC Senior Communities) Series 2003 2.00%, 01/07/05	9,750	9,750
Allegheny Cnty IDB		
✚◗■• Pollution Control Refunding RB (Duquesne Light Co) Series 1999B 2.06%, 01/07/05	14,495	14,495
Allegheny Cnty Port Auth		
✚ Grant Anticipation Notes Series 2004 1.63%, 06/30/05	5,100	5,134
Blair Cnty IDA		
✚■ First Mortgage RB (Village At Penn State), Series 2002C 1.94%, 01/07/05	1,000	1,000
Cambria Cnty IDA		
✚■ Resource Recovery RB (Cambria Cogen Co) Series 1998A-2 2.24%, 01/07/05	17,675	17,675
Chester Cnty Health & Education Facilities Auth		
✚■ RB (Simpson Meadows) Series 2000 2.02%, 01/07/05	3,775	3,775
Chester IDA		
✚■ RB (Archdiocese of Philadelphia) Series 2001 2.10%, 01/03/05	900	900
Clarion Cnty IDA		
✚■ Energy Development RB (Piney Creek) Series 1990 2.01%, 01/07/05	2,500	2,500
Crawford Central SD		
✚ GO Bonds Series 1995 1.44%, 02/15/05	1,765	1,777

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Delaware Cnty IDA		
+■ Hospital RB (Crozer-Chester Medical Ctr) Series 2002 1.99%, 01/07/05	3,200	3,200
+■ RB (YMCA of Philadelphia) Series 1999 2.09%, 01/07/05	2,335	2,335
Delaware Valley Regional Finance Auth		
+▶■• Local Government RB Series 1998A 2.05%, 01/07/05	4,555	4,555
Erie City Water Auth		
+ Water RB Series 2004 2.07%, 12/01/05	2,320	2,339
Erie SD		
+▶■• GO Bonds Series 2001A 2.04%, 01/07/05	16,800	16,800
Harrisburg Auth		
+▶■ Water Refunding RB Series 2002B 2.04%, 01/07/05	3,000	3,000
+▶■ Water Refunding RB Series 2003A 2.04%, 01/07/05	3,500	3,500
Lancaster Cnty Hospital Auth		
+■ Health Center RB (Brethren Village) Series 2000 2.04%, 01/07/05	5,200	5,200
Luzerne Cnty IDA		
+■ RB (Methodist Homes) Series 2003 2.04%, 01/07/05	5,000	5,000
Montgomery Cnty Higher Education & Health Auth		
+■ RB (Madlyn & Leonard Abramson Center For Jewish Life) Series 2001 2.03%, 01/07/05	5,500	5,500
Montgomery Cnty IDA		
+■ Environmental Facilities RB (Lonza Inc) Series 2000 2.08%, 01/07/05	7,000	7,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pollution Control Refunding RB (Peco Energy Co) Series 1994A		
+ 1.80%, 01/13/05	3,400	3,400
+ 1.77%, 03/07/05	2,000	2,000
Montgomery Cnty Redevelopment Auth		
+■ M/F Housing Refunding RB (Glenmore Associates) Series 1995A 2.01%, 01/07/05	3,000	3,000
Northhampton Cnty		
+▶■• County Agreement RB Series 2001 2.04%, 01/07/05	3,000	3,000
+■ RB (Binney & Smith) Series 1997A 2.04%, 01/07/05	3,250	3,250
+■ RB (Binney & Smith) Series 1997B 2.04%, 01/07/05	810	810
Norwin SD		
+▶■• GO Bonds Series 2001A 2.04%, 01/07/05	8,710	8,710
Pennsylvania		
+▶■• GO Bonds First Series 1995 2.04%, 01/07/05	11,870	11,870
+▶■• GO Bonds First Series 2003 2.01%, 01/07/05	14,470	14,470
Pennsylvania Convention Center Auth		
+▶■• RB Series 1989A 2.01%, 01/07/05	2,745	2,745
Pennsylvania Economic Development Financing Auth		
+■ Exempt Facilities RB (Amtrak) Series 2001B 2.03%, 01/07/05	3,800	3,800
■ Exempt Facilities RB (Merck & Co) Series 2000 2.11%, 01/07/05	5,000	5,000
■ Exempt Facilities RB (Merck & Co) Series 2001 2.11%, 01/07/05	12,300	12,300

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pennsylvania Energy Development Auth		
✚■ Energy Development RB (B&W Ebensburg) Series 1986 2.01%, 01/07/05	13,515	13,515
Pennsylvania HFA		
◗■• Residental Development Refunding RB Series 2002A 2.10%, 01/07/05	6,000	6,000
✚◗■• S/F Mortgage RB Drawdown Series 2003 2.06%, 01/07/05	5,110	5,110
◗■• S/F Mortgage RB Series 1999-66A 2.04%, 01/07/05	6,015	6,015
◗■• S/F Mortgage RB Series 1999A 1.35%, 01/13/05	10,785	10,785
◗■• S/F Mortgage RB Series 2002-74B 2.04%, 01/07/05	5,600	5,600
◗■ S/F Mortgage RB Series 2004-86C 1.99%, 01/07/05	5,000	5,000
◗■• S/F RB Series 1998-64 2.08%, 01/07/05	15,000	15,000
Pennsylvania Higher Education Assistance Agency		
✚◗■ Student Loan RB Series 1997A 2.05%, 01/07/05	3,250	3,250
✚◗■ Student Loan RB Series 2000A 2.05%, 01/07/05	6,975	6,975
✚◗■ Student Loan RB Series 2001A 2.05%, 01/07/05	4,600	4,600
Univ of Pennsylvania Health Services RB Series 1996A 1.24%, 01/01/05	3,500	3,500
Pennsylvania Turnpike Commission		
✚◗■• Turnpike RB Series 2004A 2.01%, 01/07/05	12,495	12,495

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Philadelphia Gas Works		
✚ Gas Works Revenue Notes TECP Series D 2.15%, 01/04/05	5,000	5,000
✚ Gas Works RB 1st Series A Bonds 1.70%, 07/01/05	5,000	5,087
Philadelphia IDA		
✚◗■• Airport RB Series 1998A 1.35%, 01/13/05	5,000	5,000
Philadelphia Municipal Auth		
✚ Lease Refunding RB Series 2003A 1.20%, 05/15/05	2,000	2,020
Philadelphia SD		
✚ GO Refunding Series 1999B 2.05%, 10/01/05	9,000	9,196
Scranton Redevelopment Auth		
✚■ Guaranteed Lease RB Series 2004 2.04%, 01/07/05	9,295	9,295
Temple University		
University Funding Obligations Series 2004 1.27%, 05/02/05 1.70%, 05/02/05	200 8,000	201 8,014
University of Pittsburgh		
Pitt Asset Notes Series 2004 1.57%, 10/14/05	10,000	10,110
		341,558
Puerto Rico 0.6%		
Puerto Rico Hwy & Transp Auth		
✚◗■• Grant Anticipation RB 2.00%, 01/07/05	2,000	**2,000**

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$343,558
Cash		413
Interest receivable		1,595
Prepaid expenses	+	68
Total assets		**345,634**

Liabilities

Payables:		
Dividends to shareholders		15
Investment adviser and administrator fees		3
Transfer agent and shareholder service fees		8
Trustees' fees		5
Accrued expenses	+	23
Total liabilities		**54**

Net Assets

Total assets		345,634
Total liabilities	−	54
Net assets		**$345,580**

Net Assets by Source

Capital received from investors	345,592
Net investment income not yet distributed	2
Net realized capital losses	(14)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$345,580		345,576		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $343,558. During the reporting period, the fund had $750,555 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$343,558
As of December 31, 2004:	
Undistributed earnings:	
Tax-exempt income	$2

Unused capital losses:

Expires 12/31 of:	Loss amount:
2012	$14

Reclassifications:

Capital received from investors	$3
Reclassified as:	
Net investment income not yet distributed	($3)

See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest		**$4,415**

Net Realized Gains and Losses

Net realized losses on investments sold		**(14)**

Expenses

Investment adviser and administrator fees		1,320
Transfer agent and shareholder service fees		1,563
Trustees' fees		24
Custodian and portfolio accounting fees		33
Professional fees		25
Registration fees		19
Shareholder reports		10
Other expenses	+	7
Total expenses		3,001
Expense reduction	–	743
Net expenses		**2,258**

Increase in Net Assets from Operations

Total investment income		4,415
Net expenses	–	2,258
Net investment income		**2,157**
Net realized losses	+	**(14)**
Increase in net assets from operations		**$2,143**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.65% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$2,157	$1,557
Net realized gains and losses	+ (14)	42
Increase in net assets from operations	**2,143**	**1,599**

Distributions Paid

Dividends from net investment income	**2,155**	**1,569**

Transactions in Fund Shares

Shares sold	1,416,322	1,014,686
Shares reinvested	2,109	1,546
Shares redeemed	+ (1,400,551)	(989,751)
Net transactions in fund shares	**17,880**	**26,481**

Net Assets

Beginning of period	327,712	301,201
Total increase	+ 17,868	26,511
End of period	**$345,580**	**$327,712**

For the prior year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $12.

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $2 at the end of current period.

Schwab Florida Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.00[1]	0.01	0.02	0.04
Less distributions:					
Dividends from net investment income	(0.01)	(0.00)[1]	(0.01)	(0.02)	(0.04)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.60	0.46	0.96	2.32	3.62
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.66	0.64	0.59	0.59	0.60[2]
Gross operating expenses	0.85	0.85	0.87	0.87	0.89
Net investment income	0.59	0.47	0.95	2.30	3.56
Net assets, end of period ($ x 1,000,000)	1,905	1,804	1,785	1,518	1,435

[1] Per share amount was less than $0.01.
[2] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.0% Municipal Securities	1,866,017	1,866,017
98.0% Total Investments	1,866,017	1,866,017
2.0% Other Assets and Liabilities		38,612
100.0% Total Net Assets		1,904,629

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 98.0% of net assets		
California 0.7%		
Access Loans For Learning Student Loan Corp		
✚■ Student Loan Program RB Senior Series II-a-7 1.80%, 06/01/05	13,400	**13,400**
Colorado 0.2%		
Colorado Dept of Transportation		
✚◗■• Transportation Refunding RAN Series 2004B 1.55%, 04/07/05	4,745	**4,745**
Florida 92.2%		
Alachua Cnty Health Facilities Auth		
✚◗■• Health Facilities RB (Shands Hospital) Series 1992R 2.02%, 01/07/05	25,490	25,490
Alachua Cnty School Board		
✚◗■• COP Series 2004 2.04%, 01/07/05	9,045	9,045
Brevard Cnty		
✚ Limited Ad Valorem Tax Refunding Bonds Series 1992 1.14%, 03/01/05	1,000	1,008
Brevard Cnty Educational Facilities Auth		
✚■ RB (Florida Institute of Technology) Series B 2.00%, 01/07/05	9,700	9,700
Brevard Cnty Health Facilities Auth		
✚■ RB (Wuesthoff Health Systems) Series 2004 2.00%, 01/07/05	14,200	14,200
Brevard Cnty HFA		
✚■ M/F Housing Refunding RB (Shore View Apts) Series 1995 2.00%, 01/07/05	1,900	1,900

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Broward Cnty		
✚ Airport System RB Series L		
1.84%, 10/01/05	3,665	3,696
✚◗■ Subordinate Port Facilities Refunding RB (Port Everglades) Series 1998		
2.03%, 01/07/05	9,025	9,025
Broward Cnty Educational Facilities Auth		
✚■ Educational Facilities RB (Nova Southeastern Univ.) Series 2000A		
2.00%, 01/07/05	10,900	10,900
Broward Cnty HFA		
✚■ M/F Housing RB (Pembroke Village Apts) Series 2004		
2.02%, 01/07/05	7,000	7,000
✚■ M/F Housing RB (Pier Club Village Apts) Series 2004		
2.02%, 01/07/05	13,800	13,800
✚■ M/F Housing RB (Southern Pointe) Series 1997		
2.00%, 01/07/05	7,750	7,750
✚■ M/F Housing Refunding RB (Fisherman's Landing) Series 1999		
2.00%, 01/07/05	1,070	1,070
✚■ M/F Housing RB (Landings of Inverrary Apts) Series 1985		
1.99%, 01/07/05	7,500	7,500
✚■ M/F Housing Refunding RB (Island Club Apts) Series 2001A		
1.99%, 01/07/05	3,000	3,000
✚■ M/F Housing Refunding RB (Reflections Apts) Series 1999		
2.00%, 01/07/05	10,000	10,000
✚■ M/F Housing Refunding RB (Water's Edge) Series 1997		
2.00%, 01/07/05	400	400
✚■ M/F Housing Variable Rate Demand RB (Sanctuary Apts) Series 1985		
1.99%, 01/07/05	9,000	9,000
✚◗■• S/F Mortgage RB Series 1999B		
2.07%, 01/07/05	2,025	2,025
Cape Coral		
CP Notes		
✚ 1.48%, 04/04/05	6,000	6,000
✚ 2.00%, 06/02/05	10,600	10,600
Charlotte Cnty		
✚◗■ Refunding RB Series 2003A		
1.99%, 01/07/05	37,000	37,000
✚◗■ Refunding RB Series 2003B		
2.00%, 01/07/05	9,650	9,650
Charlotte Cnty HFA		
✚■ M/F Housing RB (Murdock Circle Apts) Series 2000		
2.05%, 01/07/05	7,000	7,000
Collier Cnty Health Facilities Auth		
✚ RB (Cleveland Clinic Health System) Series 2003C-2		
1.78%, 03/07/05	1,500	1,500
Collier Cnty HFA		
✚■ M/F Housing RB (Brittany Bay Apts) Series 2001A		
1.99%, 01/07/05	3,350	3,350
Dade Cnty		
✚◗■ Water & Sewer System RB Series 1994		
1.86%, 01/07/05	48,480	48,480
Dade Cnty IDA		
✚■ IDRB (Michael-Ann Russell Jewish Community Ctr) Series 1997		
2.00%, 01/07/05	4,385	4,385
✚■ IDRB (South Florida Stadium Corp) Series 1985C		
1.98%, 01/07/05	1,050	1,050
Davie		
✚■ RB (United Jewish Community of Broward Cnty) Series 2003		
2.00%, 01/07/05	6,000	6,000
Escambia HFA		
✚◗■• S/F RB Series 1997A		
2.14%, 01/07/05	2,110	2,110

 See financial notes.

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
S/F RB Series 2001A		
✚◗■• 2.07%, 01/07/05	2,245	2,245
✚◗■• 2.11%, 01/07/05	1,835	1,835
◗■• S/F RB Series 2002A-1		
1.23%, 03/31/05	3,220	3,220
Eustis		
✚■ RB Installment 1997A		
2.00%, 01/07/05	3,475	3,475
Flagler Cnty SD		
TAN Series 2004		
1.78%, 06/15/05	9,900	9,954
Florida		
✚◗■• Dept of Environmental Protection Preservation 2000 RB Series 1997B		
2.03%, 01/07/05	23,010	23,010
Florida Dept of Environmental Protection		
✚ Florida Forever Refunding RB Series 2003B		
1.82%, 07/01/05	14,315	14,610
Florida Development Finance Corp		
✚■ IDRB (Central Farms) Series 1999 A4		
2.11%, 01/07/05	750	750
✚■ IDRB (Schmitt Family Partnership) Series 1999 A2		
2.11%, 01/07/05	1,875	1,875
✚■ IDRB (Sunshine State Christian Homes) Series 1999 A3		
2.05%, 01/07/05	1,180	1,180
✚■ IDRB (Vutec Corp) Series 1999 A1		
2.11%, 01/07/05	1,600	1,600
✚■ IDRB Enterprise Bond Program (Pioneer-Ram) Series 1998 A3		
2.11%, 01/07/05	980	980
Florida HFA		
✚◗■• Homeowner Mortgage RB Series 2000 4		
2.11%, 01/07/05	3,820	3,820
✚■ Housing RB (Ashley Lake Park II) Series 1989J		
1.99%, 01/07/05	19,535	19,535
✚■ Housing RB (Caribbean Key Apts) Series 1996F		
2.02%, 01/07/05	3,400	3,400
✚■ Housing RB (Heron Park) Series 1996U		
1.99%, 01/07/05	3,685	3,685
✚■ Housing RB (Tiffany Club Apts) Series 1996P		
2.02%, 01/07/05	7,150	7,150
✚■ M/F Guaranteed Mortgage RB (Oaks At Regency) Series 1983K		
2.00%, 01/07/05	6,925	6,925
✚■ M/F Housing RB (Buena Vista Place) Series 1985 MM		
1.89%, 01/07/05	10,000	10,000
✚■ M/F Housing RB (Cameron Cove Apts) Series 1985 XX		
2.00%, 01/07/05	7,100	7,100
✚■ M/F Housing Refunding (South Pointe) Series 1998J		
2.00%, 01/07/05	5,500	5,500
✚■ M/F Housing Refunding RB (Reflections Apts) Series 2001 K-A		
2.00%, 01/07/05	12,500	12,500
✚■ M/F Mortgage RB (Mill Creek Apts) Series 2004K		
2.05%, 01/07/05	8,000	8,000
✚■ M/F Mortgage RB (Pinnacle Pointe Apts) Series 2003N		
1.91%, 01/07/05	7,915	7,915
✚■ M/F Mortgage RB (Wellesley Apts) Series 2003O		
1.91%, 01/07/05	7,940	7,940
✚■ M/F Mortgage RB (Wexford Apts) Series 2003P		
1.91%, 01/07/05	8,035	8,035
✚■ M/F Mortgage Refunding RB (Victoria Park Apts) Series 2002 J-1		
2.00%, 01/07/05	10,370	10,370
✚■ RB (Heritage Pointe Apts) Series 1999 I-1		
2.02%, 01/07/05	9,500	9,500
✚■ RB (Timberline Apts) Series 1999P		
1.98%, 01/07/05	6,135	6,135

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Florida Higher Educational Facilities Financing Auth		
+■ RB (St. Thomas Univ.) Series 2003 2.22%, 01/03/05	100	100
Florida Local Government Finance Comm		
Pooled TECP Series 1994A		
+ 1.83%, 01/04/05	10,745	10,745
+ 2.00%, 01/04/05	750	750
+ 1.70%, 01/06/05	3,555	3,555
+ 1.72%, 01/07/05	26,905	26,905
+ 1.90%, 02/02/05	3,860	3,860
+ 1.82%, 03/03/05	4,000	4,000
+ 1.83%, 03/08/05	16,375	16,375
Florida Ports Financing Comm		
+ RB (Transportation Trust Fund) Series 1996 1.59%, 06/01/05	4,575	4,657
Florida State Board of Education		
+▶■• Public Education Capital Outlay Bonds Series 1998A 1.08%, 01/07/05	11,000	11,000
▶■• Public Education Capital Outlay Bonds Series 1998E 2.02%, 01/07/05	12,280	12,280
+▶■• Public Education Capital Outlay Bonds Series 1999C 2.03%, 01/07/05	17,855	17,855
▶■• Public Education Capital Outlay Bonds Series 2001I 2.02%, 01/07/05	4,715	4,715
+▶■• Public Education Capital Outlay Bonds Series 2003C 2.03%, 01/07/05	7,500	7,500
▶■• Public Education Capital Outlay Refunding Bonds, Series 2001B 2.02%, 01/07/05	14,100	14,100
Fort Pierce Utilities Auth		
+▶■• Utilities Refunding RB Series 2003 2.02%, 01/07/05	6,325	6,325
Gainesville		
+■ IDRB (Exactech) Series 1997 2.06%, 01/07/05	2,400	2,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ IDRB (Lifesouth Community Blood Centers), Series 1999 2.00%, 01/07/05	5,450	5,450
Greater Orlando Aviation Auth		
+▶■ Airport Facilities RB Series 2002E 1.98%, 01/07/05	110,290	110,290
+ Airport Facilities Subordinated TECP Series A 1.90%, 03/03/05	15,240	15,240
+ Airport Facilities Subordinated TECP Series B 1.87%, 02/03/05	12,650	12,650
Airport Facility RB (Flightsafety Int'l) Series 2003A		
+■ 2.06%, 01/07/05	3,900	3,900
+■ 2.06%, 01/07/05	5,000	5,000
Gulf Breeze		
+▶■ Local Government Loan Program RB Series 1985B 1.99%, 01/07/05	22,620	22,620
+▶■ Local Government Loan Program RB Series 1985C 1.99%, 01/07/05	6,735	6,735
+▶■ Local Government Loan Program RB Series 1985E 1.99%, 01/07/05	7,140	7,140
Hillsborough Cnty		
Capital Improvement Program TECP Series A		
+ 1.48%, 01/04/05	19,335	19,335
+ 1.35%, 03/30/05	1,535	1,535
Capital Improvement TECP Series B		
+ 1.90%, 02/02/05	2,700	2,700
+ 1.90%, 02/03/05	7,700	7,700
+ Solid Waste & Resource Recovery Refunding RB Series 2004 1.57%, 09/01/05	3,230	3,260
Hillsborough Cnty Aviation Auth		
+ Airport Facilities Subordinated TECP Series B		
1.85%, 02/03/05	17,600	17,600
+ 1.92%, 03/03/05	14,400	14,400

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+▶■• Tampa International Airport RB Series 2003A 2.08%, 01/07/05	5,495	5,495
Hillsborough Cnty IDA		
+■ Educational Facilities RB (Berkeley Preparatory School) Series 1999 2.00%, 01/07/05	4,545	4,545
+▶■• IDRB (University Community Hospital) Series 1994 2.02%, 01/07/05	32,000	32,000
+■ RB (Independent Day School) Series 2000 2.05%, 01/07/05	1,900	1,900
+■ RB (Tampa Metropolitan Area YMCA) Series 2000 2.05%, 01/07/05	7,600	7,600
Jacksonville Economic Development Comm		
+■ RB (Bolles School Project) Series 1999A 1.74%, 01/07/05	2,940	2,940
+■ Refunding RB (YMCA of Florida First Coast) Series 2003 2.00%, 01/07/05	4,900	4,900
Jacksonville Electric Auth		
▶■• Electric System RB Series Three 2000A 2.06%, 01/07/05	9,925	9,925
+▶■ Water & Sewer System Subordinated RB Series 2003B 1.86%, 01/07/05	40,000	40,000
Jacksonville Port Auth		
+▶■• Port Facility RB Series 1996 2.11%, 01/07/05	10,100	10,100
Lake Shore Hospital Auth		
+■ Health Facility RB (Lake Shore Hospital) Series 1991 2.00%, 01/07/05	3,100	3,100
Lakeland		
+■ Educational Facilities RB (Florida Southern College) Series 1999 2.00%, 01/07/05	26,775	26,775

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶■ Energy System RB Series 2001A 1.88%, 01/07/05	30,600	30,600
▶■ Energy System Refunding RB Series 2003 1.82%, 01/07/05	24,360	24,360
Lee Cnty		
+▶■• Airport RB Series 2000A 2.08%, 01/07/05	4,958	4,958
+■ Educational Facilities RB (Canterbury School) Series 1999 2.00%, 01/07/05	6,000	6,000
Lee Cnty HFA		
+■ M/F Housing RB (Crossings At Cape Coral Apts) Series 1999A 1.98%, 01/07/05	6,160	6,160
+■ M/F Housing RB (University Club Apts) Series 2002A 2.02%, 01/07/05	7,500	7,500
Manatee Cnty HFA		
+■ M/F Housing RB (Centre Court Apts) Series 2000 2.03%, 01/07/05	3,760	3,760
+■ M/F Housing RB (La Mirada Gardens) Series 2002A 2.07%, 01/07/05	4,000	4,000
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000A 1.97%, 01/07/05	3,070	3,070
+■ M/F Housing RB (Sabal Palm Harbor Apts) Series 2000B 1.97%, 01/07/05	3,755	3,755
+■ M/F Mortgage Refunding RB (Hampton Court) Series 1989A 1.74%, 01/07/05	3,500	3,500
Marion Cnty IDA		
+■ M/F Housing Refunding RB (Chambrel at Pinecastle) Series 2002 2.00%, 01/07/05	7,741	7,741

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Miami Health Facilities Auth.		
+■ Health Facilities RB (Miami Jewish Home & Hospital For the Aged) Series 1996		
2.00%, 01/07/05	7,100	7,100
Miami-Dade Cnty		
Aviation TECP (Miami International Airport) Series A		
+ 1.83%, 01/05/05	4,520	4,520
+ 1.70%, 01/06/05	13,551	13,551
+ 1.87%, 01/20/05	3,026	3,026
Miami-Dade Cnty Housing Finance Auth		
+■ M/F Mortgage RB Series 2003-3		
2.04%, 01/07/05	9,150	9,150
Miami-Dade Cnty IDA		
+■ IDRB (Airbus Service Co) Series 1998A		
1.84%, 01/07/05	8,550	8,550
+▶■ IDRB (Airis Miami) Series 1999A		
1.98%, 01/07/05	14,100	14,100
+■ IDRB (Arctic Partners) Series 1999		
2.11%, 01/07/05	2,280	2,280
+■ IDRB (Fine Art Lamps) Series 1998		
2.06%, 01/07/05	1,600	1,600
+■ IDRB (Tarmac America) Series 2004		
2.05%, 01/07/05	3,200	3,200
+■ RB (Belen Jesuit Preparatory School) Series 1999		
2.00%, 01/07/05	6,665	6,665
+■ RB (Gulliver Schools) Series 2000		
2.05%, 01/07/05	3,800	3,800
Miami-Dade Cnty SD		
TAN Series 2004		
1.48%, 06/28/05	20,000	20,123
1.78%, 06/28/05	10,400	10,448
Nassau Cnty		
+■ Pollution Control Private Activity RB (Rayonair) Series 1999		
1.98%, 01/07/05	7,665	7,665

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Ocean Highway & Port Auth		
+■ RB Series 1990		
2.03%, 01/07/05	9,800	9,800
Okeechobee Cnty		
+■ Exempt Facility RB (Okeechobee Landfill) Series 1999		
1.79%, 01/07/05	15,000	15,000
Orange Cnty		
+ Sales Tax RB Series 2002A		
1.14%, 01/01/05	4,100	4,100
Orange Cnty Health Facilities Auth		
+■ Hospital RB (Orlando Regional Healthcare System) Series 2004		
2.22%, 01/07/05	2,000	2,000
Orange Cnty Health Finance Auth		
+■ RB (Adventist Health System/Sunbelt) Series 1992		
2.00%, 01/07/05	3,000	3,000
Refunding Program RB (Pooled Hospital Loan) Series 1985		
+ 2.02%, 01/04/05	9,500	9,500
+ 1.80%, 01/18/05	19,900	19,900
+ 1.89%, 01/24/05	16,100	16,100
Orange Cnty HFA		
+■ Housing Refunding RB (Highland Pointe Apts) Series 1998J		
1.05%, 01/07/05	7,455	7,455
+■ M/F Guaranteed Mortgage Refunding RB (Sundown Associates II) Series 1989A		
1.60%, 01/07/05	4,600	4,600
+■ M/F Housing RB (Glenn On Millenia Blvd) Series 2001C		
1.99%, 01/07/05	3,355	3,355
+■ M/F Housing RB (Palm Key Apts) Series 1997C		
2.00%, 01/07/05	5,000	5,000
+■ M/F Housing RB (West Pointe Villas Apts) Series 2000F		
2.03%, 01/07/05	5,750	5,750

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ M/F Housing RB (Windsor Pines) Series 2000E 1.97%, 01/07/05	3,200	3,200
+■ M/F Housing Refunding RB (Andover Place Apts) Series 1998F 2.04%, 01/07/05	7,770	7,770
+■ M/F Housing Refunding RB (Heather Glen Apts) Series 2001E 1.95%, 01/07/05	11,900	11,900
+■ M/F Housing Refunding RB (Smokewood/Sun Key Apts) Series 1992A 2.00%, 01/07/05	19,950	19,950
Orange Cnty IDA		
+■ Educational Facilities RB (UCF Hospitality School Student Housing Fndn) Series 2004 2.00%, 01/07/05	9,000	9,000
+■ IDRB (Central Florida Kidney Centers) Series 2000 2.00%, 01/07/05	5,000	5,000
+■ IDRB (Central Florida YMCA) Series 2002A 2.05%, 01/07/05	4,400	4,400
+■ IDRB (Goodwill Industries of Central Florida) Series 1999 2.00%, 01/07/05	6,000	6,000
+■ RB (Center For Drug Free Living) Series 1999 1.74%, 01/07/05	9,095	9,095
Orange Cnty SD		
TAN Series 2004 1.78%, 09/19/05	30,000	30,258
Orlando Utilities Comm		
▶■ Water & Electric RB Series 2002B 1.88%, 01/07/05	4,300	4,300
Orlando-Orange Cnty Expressway Auth		
+▶■ Refunding RB Series 2003C-2 1.93%, 01/07/05	4,500	4,500
Palm Beach Cnty		
+■ Airport RB (Galaxy Aviation) Series 2000A 2.06%, 01/07/05	6,000	6,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+■ Economic Development Refunding & Improvement RB (YMCA) Series 2003 1.74%, 01/07/05	13,700	13,700
+■ IDBR (South Florida Blood Banks) Series 2002 2.00%, 01/07/05	8,075	8,075
+■ IDRB (Palm Beach Day School) Series 1999 2.00%, 01/07/05	7,000	7,000
+■ RB (Benjamin Private School) Series 2003 2.00%, 01/07/05	4,500	4,500
+■ RB (Comprehensive Alcoholism Rehabilitation Programs) Series 2000 1.74%, 01/07/05	5,100	5,100
+■ RB (Norton Gallery & School of Art) Series 1995 2.00%, 01/07/05	2,500	2,500
+■ RB (Zoological Society of the Palm Beaches) Series 2001 2.05%, 01/07/05	5,500	5,500
Palm Beach Cnty Educational Facilities Auth		
+■ Educational Facilities RB (Lynn Univ.) Series 2001 2.00%, 01/07/05	3,300	3,300
Palm Beach Cnty Health Facilities Auth		
+ Refunding Program RB (Pooled Hospital Loan) Series 1985 1.85%, 01/11/05	7,300	7,300
Palm Beach Cnty HFA		
+■ M/F Housing RB (Azalea Place Apts) Series 1999A 1.98%, 01/07/05	3,000	3,000
+■ M/F Housing Refunding RB (Emerald Bay Club Apts) Series 2004 2.02%, 01/07/05	6,500	6,500
+■ M/F Housing Refunding RB (Spinnaker Landing Apts) Series 1998 2.03%, 01/07/05	2,845	2,845

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pasco Cnty SD		
+◗■ COP Series 1996 1.99%, 01/07/05	47,100	47,100
Pinellas Cnty Health Facilities Auth		
+■ Hospital Facilities Refunding & RB (Bayfront Hospital) Series 2004 2.22%, 01/03/05	2,200	2,200
Pinellas Cnty HFA		
◗■• S/F Housing RB Series 1999 B-1 2.07%, 01/07/05	2,180	2,180
Pinellas Cnty IDA		
+■ IDRB (H & S Swansons Tool Co) Series 2001 2.06%, 01/07/05	3,565	3,565
+■ IDRB (Restorative Care of America) Series 2001 2.16%, 01/07/05	1,690	1,690
Polk Cnty		
+◗■• Utility System RB Series 2004A 2.02%, 01/07/05	3,495	3,495
Polk Cnty IDA		
+■ IDRB (Lifepath Hospice & Palliative Care) Series 2004 2.00%, 01/07/05	6,600	6,600
+■ IDRB (Pavermodule) Series 1998 2.06%, 01/07/05	3,010	3,010
Port St Lucie		
+◗■ Utility System Refunding RB Series 2004A 2.02%, 01/07/05	5,000	5,000
Sarasota Cnty		
+■ RB (Sarasota Family YMCA) Series 1999 1.74%, 01/07/05	2,470	2,470
Seminole Cnty IDA		
+■ IDRB (Amrhein Family Limited Partnership) Series 2001 2.06%, 01/07/05	4,275	4,275
Seminole Cnty SD		
TAN Series 2004 2.01%, 08/24/05	24,250	24,399
Southeast Volusia Hospital District		
+■ RB (Bert Fish Medical Center) Series 1995 2.06%, 01/07/05	11,050	11,050
St Petersburg		
+■ Capital Improvement RB (Airport & Golf Course) Series 1997B 2.00%, 01/07/05	1,830	1,830
+■ Capital Improvement RB (Airport) Series 1997C 2.06%, 01/07/05	335	335
Sumter Cnty IDA		
+■ IDRB (Robbins Mfg Co) Series 1997 1.84%, 01/07/05	1,300	1,300
Sunshine State Governmental Financing Comm		
+◗ CP Revenue Notes (Miami-Dade Cnty Program) Series G 1.73%, 01/04/05	4,539	4,539
Tallahassee-Leon Cnty Civic Center Auth		
+■ Capital Improvement RB Series 1998A 2.00%, 01/07/05	14,690	14,690
Tampa		
+■ Educational Facilities RB (Pepin Academy of Tampa) Series 2002 2.04%, 01/07/05	3,875	3,875
+■ Health Care Facilities RB (Lifelink Foundation) Series 1997 2.00%, 01/07/05	4,800	4,800
+◗■ Occupational License Tax Refunding Bonds Series 2002C 1.95%, 01/07/05	9,550	9,550
+■ RB (Tampa Preparatory School) Series 2000 1.88%, 01/07/05	6,500	6,500
Tampa Bay Water Auth		
+◗■• Utility System Refunding & Improvement RB Series 2001A 2.07%, 01/07/05	5,200	5,200

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
University of South Florida Research Foundation		
✚■ RB (Interdisciplinary Research Building) Series 2004A		
1.91%, 01/07/05	18,155	18,155
Volusia Cnty Educational Facilities Auth		
✚■ Educational Facilities RB (Bethune-Cookman College) Series 2001		
2.00%, 01/07/05	10,560	10,560
West Orange Healthcare District		
✚■ RB Series 1999B		
1.95%, 01/07/05	2,900	2,900
		1,756,538
Hawaii 0.3%		
Hawaii		
✚ Airports System Refunding RB Series 2001		
1.68%, 07/01/05	6,000	**6,112**
Illinois 0.5%		
Chicago		
✚◗■• O'Hare International Airport General Airport Third Lien RB Series 2003 B-2		
1.35%, 01/07/05	8,595	**8,595**
Indiana 0.2%		
Indiana HFA		
◗■• S/F Mortgage RB Series 2002B		
2.11%, 01/07/05	4,755	**4,755**
Kentucky 0.6%		
Kentucky Housing Corp		
◗■• Housing RB Series 1998B		
1.62%, 07/21/05	11,995	**11,995**
Massachusetts 1.4%		
Arlington		
School BAN		
1.53%, 07/21/05	8,000	8,064
Everett		
BAN		
1.82%, 09/09/05	7,875	7,938
Ralph C. Mahar Regional SD		
BAN		
1.69%, 07/14/05	9,700	9,766
		25,768
Michigan 0.0%		
Wayne Cnty		
✚◗■ Airport RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002A		
2.01%, 01/07/05	450	**450**
Oregon 0.0%		
Portland		
TAN (Fire & Police Disability & Retirement Fund) Series 2004		
1.60%, 06/29/05	60	**61**
Pennsylvania 0.3%		
Allegheny Cnty Port Auth		
✚ Grant Anticipation Notes Series 2004		
1.63%, 06/30/05	5,000	**5,033**
Puerto Rico 0.2%		
Puerto Rico Public Buildings Auth		
✚◗■• Refunding RB Series L		
2.00%, 01/07/05	3,045	**3,045**
South Carolina 0.3%		
South Carolina Assn of Gov'tal Organizations		
COP Series 2004		
1.53%, 04/15/05	5,000	**5,017**
Texas 0.5%		
Dallas Fort Worth International Airport		
✚◗■• Joint Improvement & Refunding RB Series 2001A		
1.35%, 01/07/05	7,495	7,495
✚◗■• Joint RB Series 2003A		
2.08%, 01/07/05	3,000	3,000
		10,495

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Washington 0.3%		
Clark Cnty Public Utility Dist		
✚ Electric System Refunding RB Series 2002 1.15%, 01/01/05	5,000	**5,000**
Wisconsin 0.3%		
New Berlin SD Note Anticipation Notes 1.95%, 04/15/05	5,000	**5,008**

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$1,866,017
Cash	650
Receivables:	
Interest	5,783
Investments sold	32,303
Prepaid expenses	+ 48
Total assets	**1,904,801**

Liabilities

Payables:	
Dividends to shareholders	55
Investment adviser and administrator fees	23
Transfer agent and shareholder service fees	53
Trustees' fees	4
Accrued expenses	+ 37
Total liabilities	**172**

Net Assets

Total assets	1,904,801
Total liabilities	− 172
Net assets	**$1,904,629**

Net Assets by Source

Capital received from investors	1,904,705
Net investment income not yet distributed	12
Net realized capital losses	(88)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,904,629		1,904,617		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $1,866,017. During the reporting period, the fund had $2,569,470 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio	$1,866,025

As of December 31, 2004:

Undistributed earnings:

Tax-exempt income	$12

Unused capital losses:

Expires 12/31 of:	Loss amount:
2012	$80

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest		**$14,878**

Net Realized Gains and Losses

Net realized losses on investments sold		**(88)**

Expenses

Investment adviser and administrator fees		4,455
Transfer agent and shareholder service fees		5,342
Trustees' fees		26
Custodian and portfolio accounting fees		96
Professional fees		29
Registration fees		49
Shareholder reports		24
Other expenses	+	18
Total expenses		10,039
Expense reduction	–	2,204
Net expenses		**7,835**

Increase in Net Assets from Operations

Total investment income		14,878
Net expenses	–	7,835
Net investment income		**7,043**
Net realized losses	+	(88)
Increase in net assets from operations		**$6,955**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.66% of average daily net assets. These limits excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$7,043	$5,103
Net realized gains and losses +	(88)	299
Increase in net assets from operations	**6,955**	**5,402**

For the prior year, the fund elected not to distribute realized capital gains and accordingly paid federal and state taxes on such gains in the amount of $58.

Distributions Paid

Dividends from net investment income	**7,031**	**5,161**

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Transactions in Fund Shares

Shares sold	4,541,419	4,082,999
Shares reinvested	6,847	5,010
Shares redeemed +	(4,447,636)	(4,069,070)
Net transactions in fund shares	**100,630**	**18,939**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period	1,804,075	1,784,895
Total increase +	100,554	19,180
End of period	**$1,904,629**	**$1,804,075**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $12 at the end of current period.

Schwab Massachusetts Municipal Money Fund™

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	5/16/03[1]– 12/31/03
Per-Share Data ($)		
Net asset value at beginning of period	1.00	1.00
Income from investment operations:		
Net investment income	0.01	0.00[2]
Less distributions:		
Dividends from net investment income	(0.01)	(0.00)[2]
Net asset value at end of period	1.00	1.00
Total return (%)	0.64	0.30[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.60	0.51[4,5]
Gross operating expenses	0.86	0.86[4]
Net investment income	0.63	0.48[4]
Net assets, end of period ($ x 1,000,000)	386	363

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] In addition to the guaranteed expense limit in place, the investment adviser voluntarily reduced the fund's annualized operating expense by an additional 0.09%.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

• Tender option bond

▲ Delayed-delivery security

◆ All or a portion of this security is held as collateral for delay-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
100.5% Municipal Securities	387,478	387,478
100.5% Total Investments	387,478	387,478
(0.5)% Other Assets and Liabilities		(1,762)
100.0% Net Assets		385,716

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Securities 100.5% of net assets		
Massachusetts 97.6%		
Amherst BAN		
1.78%, 07/08/05	4,000	4,025
Arlington School BAN		
1.53%, 07/21/05	2,745	2,767
Bedford BAN		
1.14%, 02/18/05	3,000	3,007
▲ **Billerica** BAN		
2.03%, 07/07/05	3,824	3,842
Cohasset BAN		
1.57%, 08/12/05	5,000	5,037
Concord Unlimited Tax School BAN		
1.63%, 09/29/05	2,000	2,020
Dighton-Rehoboth Regional SD BAN		
2.05%, 06/03/05	2,500	2,510
BAN Series R-1		
1.64%, 06/03/05	2,000	2,011
Easton BAN		
1.60%, 06/10/05	2,000	2,010
Everett BAN		
1.82%, 09/09/05	2,000	2,016
Foxborough BAN		
1.63%, 06/16/05	2,500	2,513
Haverhill ✚ BAN		
1.20%, 04/01/05	2,000	2,005
Hudson BAN		
1.27%, 05/13/05	3,000	3,019

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Lawrence		
School BAN		
2.28%, 12/22/05	2,000	2,018
Lynnfield		
BAN		
1.30%, 03/01/05	11,313	11,321
Marion		
BAN		
1.68%, 07/15/05	2,324	2,340
Marlborough		
BAN		
1.60%, 06/16/05	2,000	2,013
Masconomet Regional SD		
BAN		
1.12%, 02/10/05	2,320	2,322
Massachusetts		
+▶■• GO Bonds Consolidated Loan Series 1998C		
2.03%, 01/07/05	3,485	3,485
▶■• GO Bonds Consolidated Loan Series 2000C		
2.00%, 01/07/05	13,000	13,000
▶■• GO Bonds Consolidated Loan Series 2004A		
2.02%, 01/07/05	4,995	4,995
▶■ GO Refunding Bonds Series 1998A		
1.95%, 01/07/05	1,200	1,200
▶■ GO Refunding Bonds Series 2001B		
2.03%, 01/07/05	7,750	7,750
▶■ GO Refunding Bonds Series 2001C		
2.03%, 01/07/05	19,000	19,000
▶ TECP Series D		
2.00%, 01/12/05	5,000	5,000
1.90%, 01/25/05	5,000	5,000
▶ TECP Series E		
1.83%, 01/11/05	2,500	2,500
▶ TECP Series H		
1.80%, 01/12/05	3,000	3,000
Massachusetts Bay Transit Auth		
+▶■• General Transportation System Bonds Series 1999A		
2.00%, 01/07/05	1,000	1,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Massachusetts Bay Transportation Auth		
▶■• Sr Sales Tax Bonds 2004C		
1.98%, 01/07/05	5,000	5,000
Massachusetts Development Finance Agency		
+▶■ Education RB (Dexter School) Series 2000		
1.97%, 01/07/05	2,720	2,720
+■ M/F Housing RB (Salem Heights Apts) Series 2003A		
2.00%, 01/07/05	1,800	1,800
+■ M/F Housing RB (Archstone Reading Apts) Series 2004A		
2.06%, 01/07/05	8,000	8,000
+■ M/F Housing RB (Midway Studios) Series 2003A		
2.07%, 01/07/05	5,000	5,000
+■ M/F Housing Refunding RB (Kensington at Chelmsford) Series 2002		
2.03%, 01/07/05	16,750	16,750
+■ RB (Assumption College) Series 2002A		
1.97%, 01/07/05	7,800	7,800
+▶■ RB (Boston University) Series R-3		
2.00%, 01/07/05	8,200	8,200
+■ RB (Judge Rotenberg Center) Series 2003		
1.97%, 01/07/05	1,785	1,785
+■ RB (Sophia Snow Home) Series 2004A		
1.98%, 01/07/05	260	260
+■ RB (Sophia Snow Home) Series 2004B		
1.98%, 01/07/05	350	350
+▶■ RB (Wentworth Institute of Technology) Series 2000		
1.97%, 01/07/05	2,515	2,515
+■ RB (Fessenden School) Series 2001		
2.02%, 01/07/05	3,000	3,000
+■ RB (Gordon College) Series 2002		
1.97%, 01/07/05	4,920	4,920

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚■ RB (Third Sector New England) Series 2004A		
2.01%, 01/07/05	6,300	6,300
✚◗■• RB (WGBH Educational Foundation) 2002A		
2.01%, 01/07/05	3,000	3,000
✚■ RB (Worcester Academy) Series 2000		
2.00%, 01/07/05	7,500	7,500
✚■ RB (YMCA of Greater Boston) Series 2004A		
2.01%, 01/07/05	8,000	8,000
✚■ RB (You Inc) Series 2002		
1.98%, 01/07/05	4,825	4,825
✚■ RB (Dean College), Series 1999		
1.98%, 01/07/05	8,945	8,945
Massachusetts Health & Educational Facilities Auth		
✚◗■• RB (Baystate Medical Ctr) Series D		
2.02%, 01/07/05	25,000	25,000
✚■ RB (Boston Home) Series 2002B		
1.97%, 01/07/05	2,500	2,500
✚◗■ RB (Capital Assets Program) Series 1985D		
2.10%, 01/03/05	500	500
◗■• RB (MIT) Series K		
2.03%, 01/07/05	8,800	8,800
■ RB (Williams College) Series I		
1.05%, 04/01/05	3,000	3,000
✚◗■• RB (Winchester Hospital) Series D		
2.03%, 01/07/05	6,000	6,000
Massachusetts HFA		
✚◗■ Housing Bonds Series 2003F		
1.95%, 01/07/05	200	200
✚◗■• M/F Housing Refunding RB Series 1995A		
2.00%, 01/07/05	3,780	3,780
◗■• S/F Housing Notes Series S		
2.10%, 01/07/05	8,975	8,975
Massachusetts IFA		
✚■ RB (New England College of Optometry) Series 1997		
2.00%, 01/07/05	6,505	6,505
✚■ RB (Williston Northampton School) Series B		
2.00%, 01/07/05	3,100	3,100
Massachusetts Port Auth		
TECP Series 2003A		
✚ 1.65%, 01/07/05	2,000	2,000
✚ 1.85%, 02/04/05	1,000	1,000
✚ TECP Series 2003B		
1.88%, 02/04/05	2,000	2,000
✚ TECP Series 2003B		
1.88%, 02/04/05	2,200	2,200
Massachusetts Turnpike Auth		
✚◗■• Western Turnpike RB Series 1997A		
2.03%, 01/07/05	9,250	9,250
Massachusetts Water Pollution Abatement Trust		
◗■• Pool Program Bonds Series 5		
2.00%, 01/07/05	5,000	5,000
◗■•◆ Water Pollution Abatement RB Subordinate Series 1999A		
2.05%, 01/07/05	15,000	15,000
Medway		
BAN Unlimited Tax		
1.76%, 10/07/05	2,000	2,019
Mendon-Upton Regional SD		
BAN 2004		
1.24%, 04/28/05	3,000	3,017
Nashoba Regional SD		
BAN		
2.20%, 09/02/05	2,000	2,017
Nashoba Valley Technical High SD		
BAN		
1.48%, 08/12/05	3,000	3,027
Needham		
BAN		
2.00%, 06/15/05	2,000	2,009

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Andover BAN		
1.76%, 10/07/05	2,000	2,019
Northborough-Southborough Regional SD BAN		
1.84%, 10/27/05	2,000	2,019
Ralph C. Mahar Regional SD BAN		
1.69%, 07/14/05	2,000	2,014
Silver Lake Regional SD GO BAN		
1.61%, 08/26/05	5,000	5,045
Somerville GO BAN		
1.44%, 08/19/05	3,000	3,024
Springfield GO BAN		
1.75%, 06/17/05	2,500	2,514
Tewksbury BAN		
1.11%, 02/18/05	2,500	2,503
Wayland BAN		
2.00%, 09/15/05	2,000	2,017
Weymouth BAN		
1.46%, 03/10/05	3,000	3,008
Williamstown Unlimited Tax BAN		
1.37%, 05/05/05	3,000	3,016
Woburn BAN		
1.19%, 04/08/05	3,000	3,004
		376,478

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Puerto Rico 2.9%		
Government Development Bank of Puerto Rico TECP Series 1997		
1.47%, 01/07/05	10,000	10,000
1.85%, 03/11/05	1,000	1,000
		11,000

End of investments.

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$387,478
Cash	43
Interest receivable	2,081
Prepaid expenses	+ 5
Total assets	**389,607**

Liabilities

Payables:	
Dividends to shareholders	7
Investments bought	3,843
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	10
Trustees' fees	1
Accrued expenses	+ 27
Total liabilities	**3,891**

Net Assets

Total assets	389,607
Total liabilities	− 3,891
Net assets	**$385,716**

Net Assets by Source

Capital received from investors	385,801
Net realized capital losses	(85)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$385,716		385,801		$1.00

Unless stated, all numbers x 1,000.

The amortized cost for the fund's securities was $387,478. During the reporting period, the fund had $813,295 in transactions with other Schwab Funds.

Federal Tax Data

Cost basis of portfolio		$387,478

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2011	$2
2012	+ 83
	$85

Reclassifications:

Net realized capital gains	$6
Reclassified as:	
Net investment income not yet distributed	($6)

See financial notes. 53

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest		**$4,588**

Net Realized Gains and Losses

Net realized losses on investments sold		**(89)**

Expenses

Investment adviser and administrator fees		1,414
Transfer agent and shareholder service fees		1,675
Trustees' fees		25
Custodian and portfolio accounting fees		32
Professional fees		24
Registration fees		13
Shareholder reports		9
Other expenses	+	7
Total expenses		3,199
Expense reduction	–	976
Net expenses		**2,223**

Increase in Net Assets from Operations

Total investment income		4,588
Net expenses	–	2,223
Net investment income		**2,365**
Net realized losses	+	**(89)**
Increase in net assets from operations		**$2,276**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $966, which reduced the fund's annualized operating expense ratio (OER) by 0.26%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the OER of this fund through April 30, 2005, to 0.60% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $10 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.00%. The combination of these two waivers resulted in a net annualized OER for the period of 0.60%.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	5/16/03*–12/31/03
Net investment income	$2,365	$1,063
Net realized losses	(89)	(2)
Increase in net assets from operations	**2,276**	**1,061**

Distributions Paid

Dividends from net investment income	**2,359**	**1,063**

Transactions in Fund Shares

Shares sold	1,294,316	1,001,230
Shares reinvested	2,326	1,047
Shares redeemed	+ (1,273,373)	(639,745)
Net transactions in fund shares	**23,269**	**362,532**

Net Assets

Beginning of period	362,530	–
Total increase	+ 23,186	362,530
End of period	**$385,716**	**$362,530**

Unaudited

The fund hereby designates 100% of its dividends for the current report period as tax-exempt interest dividends.

Because all transactions in this section took place at $1.00 a share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

* Commencement of operations.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab New York Municipal Money Fund offers two share classes : Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey Municipal Money, Pennsylvania Municipal Money, Florida Municipal Money and Massachusetts Municipal Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purpose primarily due to differing treatments of wash sale losses and market discount.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then

the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab New York Municipal Money Fund, Schwab New Jersey Municipal Money Fund, Schwab Pennsylvania Municipal Money Fund, Schwab Florida Municipal Money Fund, and Schwab Massachusetts Municipal Money Fund (five of the funds constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2004, the results of each of their operations for the year then ended, and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Money Market Fund™

Annual Report

December 31, 2004

charles SCHWAB

In This Report

Schwab Money Market Fund™
Ticker Symbol: **SWMXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion  for the year ended December 31, 2004

Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

In this type of economic environment, we factored in what the Fed had done and what it was likely to do throughout the year. When the strong employment numbers came in April, adding to the positive news described above, it appeared that short-term interest rates would slowly head higher. And they did, starting in June, causing the money market curve to steepen.

The Schwab Money Market Fund™ increased its position in variable-rate securities as the economy showed signs of strength and the Fed began to raise interest rates. Investing in variable-rate securities in a rising interest rate environment is beneficial because this type of security resets its interest rate frequently, providing the opportunity to capture a rise in market rates in a timely manner. We also reduced the fund's weighted average maturity (WAM) from approximately 60 to 45 days, lowering the fund's exposure to rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money funds to more quickly reinvest at higher rates.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	1.50%
Seven-Day Yield–No Waiver[2]	1.46%
Seven-Day Effective Yield[1]	1.51%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	42 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.
Portfolio holdings may have changed since the report date.
[1] Fund expenses have been partially absorbed by CSIM and Schwab.
[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Money Market Fund™				
Actual Return	0.75%	$1,000	$1,004.90	$3.78
Hypothetical 5% Return	0.75%	$1,000	$1,021.37	$3.81

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.04	0.06
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.68	0.50	1.23	3.73	5.84
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75	0.76[1]
Gross operating expenses	0.78	0.78	0.78	0.79	0.81
Net investment income	0.67	0.50	1.22	3.63	5.70
Net assets, end of period ($ x 1,000,000)	44,023	49,079	51,063	49,116	41,823

[1] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

◆ Asset-backed security

✚ Credit-enhanced security

• Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
71.8%	Fixed-Rate Obligations	31,603,058	31,603,058
1.4%	U.S. Government Securities	630,275	630,275
18.2%	Variable-Rate Obligations	7,987,292	7,987,292
8.5%	Other Investments	3,752,825	3,752,825
99.9%	Total Investments	43,973,450	43,973,450
0.1%	Other Assets and Liabilities		49,398
100.0%	Total Net Assets		44,022,848

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 71.8% of net assets		
Commercial Paper & Other Corporate Obligations 45.5%		
AB Spintab		
2.33%, 02/25/05	80,000	79,716
Alliance & Leicester, PLC, Section 4(2) / 144A		
2.12%, 02/22/05	28,000	27,914
2.11%, 03/01/05	60,000	59,794
✚ **Allied Irish Banks North America**		
2.26%, 01/06/05	20,000	19,994
◆✚ **Alpine Securitization Corp., Section 4(2) / 144A**		
2.01%, 01/06/05	187,000	186,948
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
2.30%, 02/22/05	40,000	39,868
✚ **ANZ (Delaware), Inc.**		
2.38%, 02/14/05	10,000	9,971
✚ **ANZ National (Int'l) Ltd.**		
2.31%, 01/14/05	55,000	54,954
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
1.97%, 02/24/05	46,000	45,865
2.08%, 03/21/05	10,000	9,955
2.42%, 04/05/05	11,000	10,931
2.18%, 04/14/05	46,000	45,716
2.51%, 05/17/05	29,000	28,728
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
2.04%, 01/05/05	53,000	52,988
2.05%, 01/05/05	98,000	97,978
2.05%, 01/06/05	24,000	23,993
2.04%, 01/07/05	50,000	49,983
2.05%, 01/13/05	52,416	52,380
2.26%, 02/01/05	19,500	19,462
2.40%, 03/02/05	13,000	12,948
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.99%, 01/03/05	98,000	97,989
1.97%, 01/04/05	150,000	149,975
1.96%, 01/05/05	161,518	161,483
2.03%, 01/20/05	90,000	89,904
2.29%, 02/22/05	142,929	142,458
2.28%, 02/23/05	380,000	378,730
2.20%, 04/08/05	40,000	39,765
Bank of America Corp.		
2.06%, 01/26/05	314,000	313,553
2.06%, 01/28/05	227,500	227,150

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.27%, 02/17/05	418,000	416,767
2.28%, 02/25/05	200,000	199,306
2.43%, 03/02/05	168,000	167,322
Bank of Ireland, Section 4(2) / 144A		
2.36%, 01/07/05	121,320	121,272
2.38%, 03/09/05	50,000	49,780
+ Barclays U.S. Funding Corp.		
2.26%, 02/22/05	300,000	299,025
Bear Stearns Companies, Inc.		
1.98%, 01/10/05	100,000	99,951
2.02%, 01/19/05	100,000	99,899
◆+ Beta Finance, Inc., Section 3c7 / 144A		
2.01%, 01/11/05	53,000	52,971
2.02%, 01/18/05	80,000	79,924
2.06%, 01/25/05	113,500	113,345
2.07%, 01/28/05	28,000	27,957
2.27%, 02/18/05	33,000	32,901
2.17%, 04/13/05	55,000	54,665
+ Calyon North America, Inc.		
2.26%, 01/07/05	95,000	94,964
+ CBA (Delaware) Finance, Inc.		
2.33%, 02/17/05	14,650	14,606
2.28%, 02/22/05	50,000	49,836
◆ CC (USA), Inc., Section 3c7 / 144A		
2.30%, 01/14/05	14,000	13,988
2.02%, 01/18/05	104,000	103,902
2.07%, 01/27/05	150,000	149,777
2.27%, 02/16/05	50,000	49,856
2.29%, 02/22/05	10,000	9,967
2.41%, 03/15/05	60,000	59,709
◆+ Chariot Funding, L.L.C., Section 4(2) / 144A		
2.27%, 01/05/05	23,614	23,608
2.28%, 01/07/05	51,118	51,099
2.28%, 01/12/05	15,000	14,990
Citicorp		
2.29%, 01/12/05	57,000	56,960
2.37%, 01/28/05	200,000	199,646
2.37%, 01/31/05	25,000	24,951
Citigroup Global Markets Holdings, Inc.		
2.31%, 01/10/05	25,000	24,986
2.31%, 01/13/05	25,000	24,981
2.31%, 01/14/05	50,000	49,958
2.07%, 01/24/05	4,000	3,995
2.31%, 01/24/05	300,000	299,559
2.36%, 03/02/05	54,000	53,788

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Concord Minutemen Capital Co., Section 3c7 / 144A		
2.01%, 01/10/05	75,536	75,498
2.02%, 01/11/05	134,525	134,450
2.06%, 01/24/05	50,275	50,209
2.28%, 02/10/05	70,383	70,205
2.29%, 02/18/05	89,500	89,228
2.51%, 05/10/05	98,000	97,129
◆+ Crown Point Capital Co., L.L.C., Section 4(2) / 144A		
2.02%, 01/07/05	15,000	14,995
2.01%, 01/11/05	31,000	30,983
2.02%, 01/12/05	30,000	29,982
2.03%, 01/18/05	109,500	109,396
2.04%, 01/18/05	76,222	76,149
2.04%, 01/19/05	40,000	39,959
2.26%, 02/07/05	36,285	36,201
2.28%, 02/16/05	124,145	123,785
2.29%, 04/20/05	68,500	68,029
2.48%, 04/20/05	32,000	31,763
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A		
2.27%, 01/03/05	152,750	152,731
2.00%, 01/05/05	56,000	55,988
2.02%, 01/05/05	26,000	25,994
1.99%, 01/06/05	120,000	119,967
2.30%, 01/12/05	227,000	226,841
2.32%, 01/13/05	60,000	59,954
2.30%, 01/14/05	157,000	156,870
2.31%, 01/14/05	60,000	59,950
2.04%, 01/19/05	108,000	107,890
2.36%, 02/04/05	145,000	144,678
+ Danske Corp.		
2.38%, 02/23/05	200,000	199,302
2.38%, 02/25/05	180,000	179,348
DePfa Bank PLC, Section 4(2) / 144A		
2.07%, 01/26/05	80,000	79,886
+ Deutsche Bank Financial, L.L.C.		
2.06%, 03/03/05	167,000	166,423
DnB NOR Bank ASA		
2.36%, 02/08/05	141,000	140,650
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.31%, 02/11/05	22,825	22,765
2.31%, 02/15/05	20,000	19,943
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
2.03%, 01/18/05	88,000	87,916
2.04%, 01/19/05	50,000	49,949
2.04%, 01/20/05	25,000	24,973
2.04%, 01/21/05	48,000	47,946
2.39%, 02/11/05	9,000	8,976

See financial notes. 9

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.28%, 02/16/05	22,000	21,936
2.26%, 02/17/05	44,000	43,871
2.50%, 03/28/05	15,000	14,911
2.51%, 03/28/05	23,000	22,863
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
2.32%, 01/06/05	17,044	17,039
2.31%, 01/07/05	25,046	25,036
2.07%, 01/21/05	21,383	21,359
2.17%, 04/07/05	11,000	10,937
ForeningsSparbanken AB (Swedbank)		
2.34%, 02/23/05	100,000	99,657
2.34%, 02/28/05	200,000	199,249
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
1.99%, 01/03/05	60,000	59,993
2.03%, 01/10/05	85,000	84,957
2.03%, 01/11/05	25,000	24,986
2.01%, 01/12/05	80,000	79,951
2.05%, 01/14/05	22,000	21,984
2.04%, 01/18/05	10,000	9,990
2.04%, 01/19/05	20,000	19,980
2.04%, 01/21/05	50,000	49,944
2.06%, 01/24/05	45,000	44,941
2.41%, 03/14/05	45,000	44,785
General Electric Capital Corp.		
2.00%, 01/06/05	301,000	300,917
2.04%, 01/19/05	100,000	99,899
2.02%, 01/20/05	456,000	455,516
2.04%, 01/21/05	300,000	299,662
2.04%, 01/24/05	200,000	199,741
2.28%, 02/18/05	28,000	27,915
General Electric Capital Services		
2.06%, 01/26/05	390,000	389,445
2.34%, 02/08/05	45,000	44,889
2.37%, 03/07/05	143,000	142,391
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
2.28%, 01/03/05	27,000	26,997
2.32%, 01/07/05	100,000	99,961
2.02%, 01/13/05	176,000	175,882
2.08%, 01/14/05	79,000	78,941
2.07%, 01/25/05	20,436	20,408
◆+ Grampian Funding, L.L.C., Section 4(2) / 144A		
2.04%, 01/21/05	157,000	156,823
2.04%, 02/02/05	24,000	23,957
2.42%, 03/16/05	80,000	79,605
2.20%, 04/19/05	113,000	112,263

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Greyhawk Funding, L.L.C., Section 4(2) / 144A		
2.01%, 01/05/05	100,000	99,978
2.30%, 01/10/05	25,000	24,986
2.26%, 02/16/05	45,000	44,871
2.26%, 04/26/05	7,000	6,950
HSBC U.S.A., Inc.		
2.12%, 03/31/05	50,000	49,740
2.29%, 05/06/05	55,000	54,568
+ ING (U.S.) Funding, L.L.C.		
1.96%, 01/04/05	48,000	47,992
2.05%, 01/24/05	28,000	27,964
2.34%, 02/08/05	124,793	124,486
2.45%, 03/10/05	75,000	74,654
Irish Life & Permanent, PLC, Section 4(2) / 144A		
2.29%, 05/02/05	55,000	54,582
2.48%, 05/17/05	100,000	99,074
2.48%, 05/18/05	20,000	19,814
+ IXIS Commercial Paper Corp., Section 4(2) / 144A		
2.38%, 03/07/05	110,000	109,531
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
2.26%, 01/11/05	50,000	49,969
2.29%, 01/11/05	45,000	44,972
2.29%, 01/12/05	153,479	153,372
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.01%, 01/10/05	30,900	30,885
2.02%, 01/12/05	38,000	37,977
2.02%, 01/14/05	60,118	60,075
2.03%, 01/18/05	12,400	12,388
2.03%, 01/20/05	21,600	21,577
2.06%, 01/24/05	50,900	50,833
2.07%, 01/31/05	17,000	16,971
2.29%, 02/15/05	13,400	13,362
2.29%, 02/18/05	15,200	15,154
2.29%, 02/22/05	26,400	26,313
2.30%, 02/22/05	60,000	59,802
2.38%, 02/28/05	12,000	11,954
2.71%, 05/31/05	4,800	4,746
+ KBC Financial Products International, Ltd., Section 4(2) / 144A		
2.37%, 03/02/05	9,750	9,712
2.16%, 04/01/05	50,000	49,733
2.60%, 06/06/05	123,000	121,630
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
2.04%, 01/19/05	72,256	72,183

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Lexington Parker Capital Co., L.L.C.,** **Section 4(2) / 144A**		
2.30%, 01/14/05	15,000	14,988
2.07%, 01/25/05	50,000	49,931
2.26%, 02/08/05	80,859	80,667
2.26%, 02/15/05	33,827	33,732
1.95%, 03/01/05	317,000	315,997
2.07%, 03/01/05	45,000	44,849
2.25%, 03/01/05	1,500	1,495
2.39%, 03/07/05	70,000	69,700
2.48%, 05/13/05	62,000	61,443
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
2.26%, 02/15/05	1,000	997
2.39%, 03/01/05	24,000	23,906
◆ **Mane Funding Corp., Section 4(2) / 144A**		
2.31%, 01/10/05	95,000	94,945
2.39%, 02/16/05	21,101	21,037
2.40%, 03/07/05	27,000	26,883
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
2.02%, 01/13/05	50,000	49,967
2.04%, 01/20/05	30,000	29,968
2.38%, 02/14/05	20,000	19,942
Morgan Stanley		
2.35%, 01/27/05	85,000	84,856
2.38%, 02/15/05	514,000	512,477
◆ **Newcastle Certificates Program, Section 4(2) / 144A**		
2.00%, 01/04/05	23,000	22,996
2.02%, 01/07/05	18,000	17,994
2.02%, 01/11/05	75,000	74,958
2.32%, 01/12/05	10,000	9,993
2.02%, 01/14/05	52,000	51,962
2.39%, 02/07/05	8,200	8,180
2.28%, 02/17/05	100,000	99,704
◆+ **Nieuw Amsterdam Receivables Corp.,** **Section 4(2) / 144A**		
1.99%, 01/03/05	32,000	31,996
2.30%, 01/07/05	11,000	10,996
2.01%, 01/10/05	42,127	42,106
2.31%, 01/10/05	19,108	19,097
2.08%, 01/25/05	55,000	54,924
2.53%, 03/31/05	27,197	27,028
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
2.04%, 01/18/05	50,000	49,952
2.04%, 01/19/05	175,000	174,823
2.04%, 01/21/05	50,000	49,944
2.06%, 01/21/05	40,000	39,954
2.39%, 01/27/05	100,000	99,828

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Preferred Receivables Funding Corp.,** **Section 4(2) / 144A**		
2.29%, 01/13/05	28,000	27,979
+ **Santander Central Hispano Finance (Delaware), Inc.**		
2.01%, 01/12/05	184,250	184,137
2.02%, 01/14/05	25,000	24,982
2.12%, 04/05/05	88,000	87,517
◆+ **Scaldis Capital Ltd., Section 4(2) / 144A**		
2.30%, 01/07/05	250,000	249,905
2.01%, 01/12/05	57,748	57,713
2.04%, 01/14/05	11,461	11,453
2.02%, 01/18/05	110,259	110,154
2.07%, 01/25/05	70,000	69,904
Skandinaviska Enskilda Banken AB		
1.97%, 01/04/05	100,000	99,984
2.28%, 01/06/05	24,000	23,992
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.26%, 02/03/05	52,100	51,993
2.26%, 02/14/05	100,000	99,725
2.27%, 02/17/05	71,000	70,791
2.41%, 02/25/05	42,685	42,528
2.44%, 03/02/05	12,996	12,943
2.12%, 03/22/05	58,000	57,729
2.69%, 06/15/05	45,000	44,453
+ **Stadshypotek Delaware, Inc., Section 4(2) / 144A**		
2.33%, 01/28/05	37,600	37,535
2.36%, 02/08/05	170,000	169,578
+ **Svenska Handelsbanken, Inc.**		
2.36%, 02/09/05	8,000	7,980
◆+ **Thunder Bay Funding, L.L.C., Section 4(2) / 144A**		
2.04%, 01/20/05	35,188	35,150
2.07%, 01/24/05	80,381	80,275
2.26%, 02/22/05	70,476	70,248
2.44%, 03/03/05	20,207	20,124
2.21%, 04/11/05	40,497	40,251
◆+ **Ticonderoga Funding, L.L.C., Section 4(2) / 144A**		
2.39%, 02/14/05	344,000	342,999
2.42%, 02/25/05	47,000	46,827
◆+ **Triple-A One Funding Corp., Section 4(2) / 144A**		
2.31%, 01/06/05	10,000	9,997
2.30%, 01/10/05	20,000	19,989
2.04%, 01/18/05	7,760	7,753
◆+ **Tulip Funding Corp., Section 4(2) / 144A**		
1.98%, 01/04/05	222,000	221,964

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✦ Westpac Capital Corp.		
2.40%, 03/07/05	100,000	99,569
2.44%, 03/09/05	57,300	57,041
✦ Westpac Trust Securities NZ		
2.32%, 02/23/05	80,000	79,729
2.41%, 03/08/05	99,000	98,564
2.40%, 03/09/05	115,000	114,488
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.02%, 02/07/05	13,000	12,973
1.92%, 02/22/05	30,306	30,223
2.18%, 04/11/05	35,000	34,790
2.21%, 04/27/05	40,301	40,017
2.62%, 05/04/05	14,522	14,393
2.54%, 05/23/05	28,000	27,723
2.60%, 05/25/05	29,879	29,572
2.60%, 06/02/05	40,736	40,294
2.61%, 06/06/05	19,256	19,041
2.73%, 06/06/05	13,000	12,848
◆✦ Windmill Funding Corp., Section 4(2) / 144A		
2.28%, 01/10/05	45,000	44,974
◆✦ Yorktown Capital, L.L.C., Section 4(2) / 144A		
2.25%, 01/05/05	73,000	72,982
2.39%, 02/14/05	12,560	12,523
		19,999,095
Certificates of Deposit 23.3%		
American Express Bank FSB		
2.36%, 01/28/05	46,000	46,000
American Express Centurion Bank		
2.25%, 01/04/05	100,000	100,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.26%, 01/11/05	395,000	395,000
2.02%, 03/02/05	35,000	35,000
2.37%, 03/10/05	11,000	11,000
Bank of The West		
2.27%, 01/07/05	23,000	23,000
Bayerische Landesbank Girozentrale		
1.50%, 05/06/05	250,000	249,987
1.71%, 05/23/05	68,000	67,996
BNP Paribas		
2.28%, 02/24/05	440,000	440,000
2.30%, 02/25/05	180,000	180,000
2.43%, 03/08/05	335,000	335,000
2.44%, 03/11/05	95,000	95,000
2.71%, 06/29/05	72,000	72,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Calyon		
2.35%, 03/04/05	432,000	432,000
Canadian Imperial Bank of Commerce		
2.37%, 02/17/05	70,000	70,000
Citibank, N.A.		
2.31%, 02/24/05	120,000	120,000
2.40%, 03/07/05	28,000	28,000
Credit Suisse First Boston		
2.21%, 01/25/05	134,000	134,000
2.35%, 02/04/05	193,000	193,000
2.40%, 02/25/05	15,000	15,000
Danske Bank A/S		
1.95%, 01/05/05	111,000	111,000
2.00%, 01/18/05	149,000	149,000
Deutsche Bank, AG		
1.60%, 05/20/05	200,000	200,000
Dexia Bank Belgium		
2.03%, 01/21/05	130,000	130,000
2.05%, 01/25/05	160,000	160,000
1.50%, 05/04/05	120,000	119,994
First Tennessee Bank, N.A.		
2.43%, 03/02/05	83,000	83,000
Fortis Bank		
2.33%, 01/25/05	93,000	93,000
✦ HBOS Treasury Services, PLC		
2.36%, 03/07/05	89,000	89,000
2.73%, 06/29/05	195,000	195,000
HSH Nordbank, AG		
1.51%, 04/18/05	16,000	16,000
1.61%, 05/20/05	99,000	98,993
Landesbank Baden-Wurttemberg		
2.10%, 03/07/05	50,000	50,000
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	250,000	250,000
Lloyds TSB Bank, PLC		
2.04%, 03/01/05	55,000	55,000
2.02%, 03/04/05	30,000	30,000
Nationwide Building Society		
2.38%, 03/08/05	166,000	166,000
2.39%, 03/09/05	100,000	100,000
Norddeutsche Landesbank Girozentrale		
1.51%, 05/13/05	150,000	149,989
1.63%, 05/16/05	33,000	32,998
1.60%, 05/20/05	33,000	33,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nordea Bank Finland, PLC		
2.21%, 01/25/05	60,000	60,000
2.30%, 02/28/05	270,000	270,000
2.33%, 02/28/05	55,000	55,000
2.36%, 03/08/05	155,000	155,000
2.37%, 03/10/05	257,000	257,000
Rabobank Nederland		
2.32%, 02/02/05	99,000	99,000
Royal Bank of Scotland, PLC		
2.38%, 02/23/05	26,100	26,059
1.75%, 05/27/05	246,000	245,985
2.17%, 07/01/05	145,000	144,982
Skandinaviska Enskilda Banken AB		
2.06%, 01/25/05	55,000	55,000
2.32%, 02/02/05	60,000	60,000
Toronto Dominion Bank		
2.32%, 02/02/05	137,000	137,000
2.40%, 03/09/05	138,000	138,000
2.30%, 05/12/05	15,000	15,000
U.S. Bank, N.A.		
2.25%, 01/13/05	360,000	360,000
2.36%, 03/11/05	140,000	140,000
UBS, AG		
2.37%, 02/18/05	360,000	360,000
1.40%, 04/04/05	100,000	99,996
1.86%, 06/07/05	150,000	149,987
Unicredito Italiano SpA		
2.00%, 02/28/05	67,000	67,000
2.40%, 02/28/05	125,000	125,000
2.37%, 03/08/05	168,000	168,000
2.40%, 03/09/05	200,000	200,000
2.70%, 06/24/05	280,000	280,000
Washington Mutual Bank, FA		
1.99%, 01/10/05	150,000	150,000
2.01%, 01/19/05	92,000	92,000
2.02%, 01/20/05	115,000	115,000
Wells Fargo Bank, N.A.		
2.05%, 01/27/05	265,000	265,000
2.36%, 01/27/05	125,000	125,000
2.05%, 01/31/05	316,000	316,000
2.36%, 01/31/05	180,000	179,999
WestLB AG		
2.29%, 01/10/05	12,000	11,998
		10,276,963

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank Notes 2.0%		
Bank of America, N.A.		
2.42%, 03/02/05	40,000	40,000
2.42%, 03/03/05	587,000	587,000
Standard Federal Bank, N.A.		
2.38%, 02/11/05	187,000	187,000
2.38%, 02/23/05	60,000	60,000
		874,000
Promissory Notes 1.0%		
• **The Goldman Sachs Group, Inc.**		
1.94%, 02/18/05	198,000	198,000
2.01%, 02/24/05	145,000	145,000
2.80%, 06/30/05	110,000	110,000
		453,000

U.S. Government Securities 1.4% of net assets

Fannie Mae		
1.43%, 02/09/05	295,000	295,000
1.35%, 04/28/05	70,000	70,000
1.50%, 05/09/05	125,000	125,000
1.61%, 05/13/05	100,000	100,000
Federal Home Loan Bank		
1.60%, 03/01/05	40,275	40,275
		630,275

Variable-Rate Obligations 18.2% of net assets

+ **ABAG Financial Authority for Nonprofit Corps., California**		
RB (Public Pole Institute) Series 2002B		
2.50%, 01/07/05	17,830	17,830
+ **Abbey National Treasury Services, PLC**		
2.35%, 01/26/05	20,000	19,997
+ **Albuquerque, New Mexico Airport**		
RB Series 2000B		
2.56%, 01/07/05	16,200	16,200
Bank of New York Co., Inc., 144A		
2.44%, 01/27/05	75,000	75,000
Barclays Bank, PLC		
2.32%, 01/18/05	585,000	584,891

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.34%, 01/25/05	50,000	49,994
2.35%, 01/31/05	320,000	319,914
Bayerische Landesbank Girozentrale		
2.37%, 01/31/05	50,000	50,000
BNP Paribas		
2.33%, 01/24/05	400,000	399,913
+ Brooks County, Georgia Development Authority		
RB (Langboard, Inc. Project)		
2.42%, 01/07/05	9,500	9,500
Canadian Imperial Bank of Commerce		
2.45%, 01/18/05	100,000	100,000
+ CFM International, Inc., 144A		
2.42%, 01/07/05	21,015	21,015
Chase Manhattan Bank (USA)		
2.34%, 01/11/05	150,000	150,000
+ Cook County, Illinois		
General Obligation Bond,		
Series 2004D		
2.44%, 01/07/05	30,000	30,000
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.38%, 01/18/05	47,000	46,999
2.47%, 03/10/05	99,000	99,012
Fannie Mae		
1.88%, 01/03/05	195,000	194,904
2.30%, 01/31/05	280,000	279,912
Federal Home Loan Bank		
2.23%, 01/05/05	250,000	249,905
• GE Life & Annuity		
2.38%, 01/03/05	150,000	150,000
2.22%, 02/01/05	50,000	50,000
General Electric Capital Corp.		
2.46%, 01/10/05	175,000	175,000
2.51%, 01/18/05	75,000	75,000
2.62%, 03/15/05	40,000	40,015
• The Goldman Sachs Group, Inc., 144A		
2.41%, 01/10/05	225,000	225,000
HSH Nordbank, AG		
2.22%, 01/03/05	90,000	89,997
2.30%, 01/10/05	80,000	79,983
2.35%, 01/31/05	100,000	99,995
• J.P. Morgan Securities, Inc.		
2.41%, 01/03/05	200,000	200,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Landesbank Baden-Wurttemberg		
2.35%, 01/24/05	50,000	49,986
2.36%, 01/24/05	50,000	49,996
2.22%, 02/11/05	75,000	75,000
2.37%, 03/04/05	110,000	109,996
2.43%, 03/15/05	50,000	49,999
◆+ Lexington Parker Capital Co.		
2.31%, 01/10/05	35,000	34,997
◆ Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A		
2.27%, 01/03/05	100,000	99,983
2.39%, 01/24/05	50,000	50,000
2.38%, 01/26/05	75,000	74,990
2.38%, 01/27/05	20,000	19,997
◆+ Links Finance, L.L.C., Section 3c7 / 144A		
2.24%, 01/03/05	100,000	100,000
2.38%, 01/14/05	27,000	27,000
2.35%, 01/18/05	22,000	21,995
2.36%, 01/20/05	100,000	99,991
2.37%, 01/25/05	80,000	79,991
2.40%, 01/26/05	25,000	25,001
+ Loanstar Assets Partners II, L.P.		
2.52%, 01/07/05	45,000	45,000
+ Lowndes Corp., Georgia, 144A		
Taxable Demand Bond Series 1997		
2.44%, 01/07/05	3,800	3,800
+ Merlot Trust Section 4(2) / 144A		
Series 2000B		
2.57%, 01/07/05	32,630	32,630
Series 2001A67		
2.57%, 01/07/05	35,065	35,065
Series 2001A7		
2.57%, 01/07/05	15,470	15,470
Merrill Lynch & Co, Inc., Section 4(2) / 144A		
2.23%, 01/03/05	100,000	100,000
• Metropolitan Life Insurance Co., 144A		
2.33%, 01/30/05	50,000	50,000
2.24%, 02/01/05	100,000	100,000
• Monumental Life Insurance Co.		
2.38%, 01/03/05	100,000	100,000
+ New Jersey Economic Development Authority		
Adjustable Rate Lease Revenue		
Taxable Bonds (Barnes & Noble,		
Inc. Distribution & Freight		
Consolidation Center Project)		
Series 1995A		
2.39%, 01/07/05	13,310	13,310

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B 2.39%, 01/07/05	10,000	10,000
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A 2.39%, 01/07/05	21,480	21,480
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B 2.39%, 01/07/05	20,000	20,000
Norddeutsche Landesbank Girozentrale 2.32%, 01/12/05	80,000	79,985
Royal Bank of Canada 2.25%, 01/04/05	150,000	149,992
Royal Bank of Canada, 144A 2.38%, 01/10/05	60,000	60,000
Royal Bank of Scotland, PLC 2.33%, 01/14/05	200,000	199,973
+ **Santa Rosa, California** Pension Obligation Revenue Taxable Bonds Series 2003A 2.50%, 01/07/05	10,000	10,000
+ **SE Christian Church, Jefferson County, Kentucky** Series 2003 2.46%, 01/07/05	10,000	10,000
◆+ **Sigma Finance, Inc., Section 3c7 / 144A** 2.35%, 01/18/05	150,000	149,977
2.36%, 01/18/05	119,000	118,994
2.39%, 01/18/05	65,000	65,006
2.36%, 01/20/05	50,000	49,995
2.37%, 01/25/05	145,000	144,993
2.37%, 01/25/05	109,000	108,973
2.37%, 01/31/05	72,000	71,987
+ **Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska** Series 2001 2.42%, 01/07/05	11,860	11,860
Societe Generale 2.34%, 01/18/05	80,000	79,986
• **Travelers Insurance Co., 144A** 2.47%, 01/29/05	100,000	100,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
UBS, AG 2.43%, 01/18/05	720,000	719,886
Wells Fargo & Co. 2.57%, 03/24/05	150,000	150,035
Wells Fargo & Co., 144A 2.31%, 01/03/05	75,000	75,000
2.37%, 01/18/05	165,000	165,003
WestLB, AG 2.36%, 01/20/05	50,000	49,994
		7,987,292

Security	Maturity Amount ($ x 1,000)	

Other Investments 8.5% of net assets

Repurchase Agreements 8.5%

Bank of America Securities L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,020,000 2.28%, issued 12/31/04, due 01/03/05	1,000,190	1,000,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $23,285 2.30%, issued 12/31/04, due 01/03/05	22,829	22,825
Goldman Sachs & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $102,000 2.38%, issued 12/29/04, due 01/05/05	50,023	50,000
2.38%, issued 12/29/04, due 01/06/05	50,026	50,000
J.P. Morgan Chase & Co. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $255,003 2.28%, issued 12/31/04, due 01/03/05	250,048	250,000

Portfolio Holdings continued

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)
Morgan Stanley & Co. Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,259,713 2.28%, issued 12/31/04, due 01/03/05	1,230,234	1,230,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,173,005 2.28%, issued 12/31/04, due 01/03/05	1,000,190	1,000,000
2.29%, issued 12/07/04, due 01/07/05	150,296	150,000
		3,752,825

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At December 31, 2004, portfolio holdings included restricted and/or illiquid securities as follows:		
The Goldman Sachs Group, Inc., 144A		
2.41%, 07/07/04, 01/10/05	225,000	**225,000**
The Goldman Sachs Group, Inc.		
1.94%, 08/18/04, 02/18/05	198,000	198,000
2.01%, 08/30/04, 02/24/05	145,000	145,000
2.80%, 12/30/04, 06/30/05	110,000	110,000
		453,000
GE Life & Annuity		
2.22%, 02/02/04, 02/01/05	50,000	50,000
2.38%, 05/03/04, 01/03/05	150,000	150,000
		200,000
J.P. Morgan Securities, Inc.		
2.41%, 12/20/04, 01/03/05	200,000	**200,000**
Metropolitan Life Insurance Co., 144A		
2.24%, 02/03/03, 02/01/05	100,000	100,000
2.33%, 12/28/00, 01/30/05	50,000	50,000
		150,000
Monumental Life Insurance Co., 144A		
2.38%, 06/10/93, 01/03/05	100,000	**100,000**
Travelers Insurance Co., 144A		
2.47%, 10/29/04, 01/29/05	100,000	**100,000**

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$43,973,450
Cash	102
Interest receivable	54,973
Prepaid expenses	+ 682
Total assets	**44,029,207**

Liabilities

Payables:	
Dividends to shareholders	1,724
Investment adviser and administrator fees	1,620
Transfer agent and shareholder service fees	1,079
Trustees' fees	18
Accrued expenses	+ 1,918
Total liabilities	**6,359**

Net Assets

Total assets	44,029,207
Total liabilities	− 6,359
Net assets	**$44,022,848**

Net Assets by Source

Capital received from investors	44,022,897
Net realized capital losses	(49)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$44,022,848		44,023,456		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $43,973,450 Includes restricted and/or illiquid securities worth $1,428,000, or 3.24% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $14,826,400 or 33.68% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio $43,973,450

As of December 31, 2004:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$49

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Investment Income

Interest		**$670,270**

Expenses

Investment adviser and administrator fees		146,682
Transfer agent and shareholder service fees		212,304
Trustees' fees		189
Custodian and portfolio accounting fees		4,019
Professional fees		199
Registration fees		706
Shareholder reports		3,392
Other expenses	+	632
Total expenses		368,123
Expense reduction	–	14,284
Net expenses		**353,839**

Increase in Net Assets from Operations

Total investment income		670,270
Net expenses	–	353,839
Net investment income		**316,431**
Increase in net assets from operations		**$316,431**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005 to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$316,431	$257,243
Increase in net assets from operations	**316,431**	**257,243**

Distributions Paid

Dividends from net investment income	**316,431**	**257,243**

Transactions in Fund Shares

Shares sold	131,897,898	132,562,456
Shares reinvested	310,836	253,763
Shares redeemed	+ (137,265,143)	(134,800,345)
Net transactions in fund shares	**(5,056,409)**	**(1,984,126)**

Net Assets

Beginning of period	49,079,257	51,063,383
Total decrease	+ (5,056,409)	(1,984,126)
End of period	**$44,022,848**	**$49,079,257**

The tax-basis components of distributions are:

Current year

Ordinary income	$316,431
Long-term capital gains	$–

Prior year

Ordinary income	$257,243
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The Fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide Investment Advisory and administrative services and with

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Government Cash Reserves
Schwab Advisor Cash Reserves
Schwab Cash Reserves

Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab

Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If

the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Money Market Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Money Market Fund (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Cash Reserves

Annual Report
December 31, 2004

charles SCHWAB

In This Report

Schwab Cash Reserves
Ticker Symbol: **SWSXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

In other positive news, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R. Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

One of our more recent decisions was to create this new money fund, Schwab Cash Reserves. In fact, I am proud to bring you the first annual report for the Fund, which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Schwab Cash Reserves was launched on August 12, 2004. At that time, interest rates already had begun to rise and were expected to continue rising throughout the year. Over the course of the report period we purchased variable-rate securities and ended the year with 10% of the portfolio invested in these types of securities. Investing in variable-rate securities in a rising interest rate environment is beneficial because this type of security resets its interest rate frequently, providing the opportunity to capture a rise in market rates. We maintained the fund's weighted average maturity (WAM) at approximately 38 days.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

Seven-Day Yield[1]	1.60%
Seven-Day Yield–No Waiver[2]	1.28%
Seven-Day Effective Yield[1]	1.62%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	37 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

1 Fund expenses have been partially absorbed by CSIM and Schwab.

2 Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested from the fund's commencement of operation at August 12, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio (Annualized)	Beginning Account Value at 8/12/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[1] 8/12/04–12/31/04
Schwab Cash Reserves				
Actual Return	0.69%	$1,000	$1,004.60	$2.68
Hypothetical 5% Return	0.69%	$1,000	$1,016.72	$2.70

[1] Expenses for the fund are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 142 days of the period (from 8/12/04, commencement of operations through 12/31/04), and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

	08/12/04[1]– 12/31/04
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.46[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.69[4]
Gross operating expenses	1.05[4]
Net investment income	1.24[4]
Net assets, end of period ($ x 1,000,000)	140

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities.

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
74.7%	**Fixed-Rate Obligations**	104,951	104,951
10.0%	**Variable-Rate Obligations**	13,997	13,997
15.2%	**Other Investments**	21,407	21,407
99.9%	**Total Investments**	**140,355**	**140,355**
0.1%	**Other Assets and Liabilities**		132
100.0%	**Net Assets**		**140,487**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 74.7% of net assets		
Commercial Paper & Other Corporate Obligations 41.5%		
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
2.38%, 02/14/05	2,000	1,994
✚ **ANZ National (Int'l) Ltd.**		
2.31%, 01/14/05	1,000	999
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
2.40%, 03/02/05	1,000	996
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
2.29%, 02/22/05	3,000	2,990
Bank of America Corp.		
2.06%, 01/26/05	1,000	999
2.06%, 01/28/05	3,000	2,995
2.43%, 03/02/05	1,000	996
Bank of Ireland, Section 4(2) / 144A		
2.38%, 03/09/05	1,000	996
✚ **Barclays U.S. Funding Corp.**		
2.26%, 02/22/05	2,000	1,993
✚ **CBA (Delaware) Finance, Inc.**		
2.39%, 02/17/05	1,000	997
Citicorp		
2.29%, 01/12/05	2,000	1,999
◆✚ **Clipper Receivables Corp., Section 4(2) / 144A**		
2.43%, 02/23/05	1,000	996
◆✚ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
2.06%, 01/21/05	1,000	999
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
2.27%, 01/03/05	3,000	3,000
2.31%, 01/14/05	1,000	999
✚ **Danske Corp.**		
2.38%, 02/23/05	2,000	1,993
DnB NOR Bank ASA		
2.36%, 02/08/05	2,000	1,995
◆✚ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
2.03%, 01/20/05	1,000	999
General Electric Capital Corp.		
2.00%, 01/06/05	2,000	1,999
2.03%, 01/21/05	1,000	999
2.28%, 02/18/05	2,000	1,994

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
2.26%, 02/14/05	1,466	1,462
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
2.26%, 02/16/05	1,000	997
+ **HBOS Treasury Services, PLC**		
2.28%, 02/14/05	1,300	1,296
+ **ING (U.S.) Funding, L.L.C.**		
2.45%, 03/10/05	2,000	1,991
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
2.06%, 03/03/05	1,000	997
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
2.29%, 01/12/05	1,000	999
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
2.01%, 01/10/05	1,000	1,000
2.03%, 01/18/05	1,000	999
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
2.16%, 04/01/05	1,000	995
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
2.04%, 01/19/05	1,000	999
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
2.17%, 04/06/05	2,000	1,989
◆+ **Preferred Receivables Funding Corp., Section 4(2) / 144A**		
2.28%, 01/11/05	1,000	999
2.29%, 01/13/05	1,000	999
◆+ **Scaldis Capital Ltd., Section 4(2) / 144A**		
2.26%, 02/14/05	1,134	1,131
2.42%, 03/15/05	1,000	995
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.12%, 03/22/05	1,000	995
◆+ **Thunder Bay Funding, L.L.C., Section 4(2) / 144A**		
2.06%, 02/08/05	1,000	998
◆+ **Ticonderoga Funding, L.L.C., Section 4(2) / 144A**		
2.42%, 02/25/05	2,000	1,993
+ **Westpac Capital Corp.**		
2.40%, 03/07/05	1,000	996
◆+ **Windmill Funding Corp., Section 4(2) / 144A**		
2.28%, 01/10/05	1,500	1,499
		58,256

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Certificates of Deposit 31.1%		
American Express Centurion Bank		
2.25%, 01/04/05	1,000	1,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.02%, 03/02/05	2,000	2,000
2.37%, 03/10/05	1,000	1,000
BNP Paribas		
2.30%, 02/25/05	1,000	1,000
2.44%, 03/11/05	2,000	2,000
2.71%, 06/29/05	1,000	1,000
Canadian Imperial Bank of Commerce		
2.38%, 02/22/05	2,000	2,000
Citibank, N.A.		
2.40%, 03/07/05	1,000	1,000
Credit Suisse First Boston		
2.40%, 02/25/05	1,000	1,000
Danske Bank A/S		
2.00%, 01/18/05	2,000	2,000
Dexia Bank Belgium		
2.03%, 01/21/05	1,000	1,000
Landesbank Baden-Wurttemberg		
2.56%, 05/17/05	2,200	2,195
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	1,000	1,000
Nationwide Building Society		
2.38%, 03/08/05	5,000	5,000
Nordea Bank Finland, PLC		
2.21%, 01/25/05	1,000	1,000
Rabobank Nederland		
2.32%, 02/02/05	1,000	1,000
Toronto Dominion Bank		
2.24%, 01/26/05	5,000	5,000
2.32%, 02/02/05	1,000	1,000
U.S. Bank, N.A.		
2.36%, 03/11/05	1,000	1,000
Unicredito Italiano SpA		
2.02%, 01/19/05	1,000	1,000
2.40%, 02/28/05	3,500	3,500
Wells Fargo Bank, N.A.		
2.36%, 01/31/05	2,000	2,000
Wilmington Trust Co.		
2.02%, 01/18/05	5,000	5,000
		43,695

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bank Notes 1.4%		
Bank of America, N.A. 2.42%, 03/03/05	2,000	**2,000**
Promissory Notes 0.7%		
• **The Goldman Sachs Group, Inc.** 1.94%, 02/18/05	1,000	**1,000**

Variable-Rate Obligations 10.0% of net assets		
HSH Nordbank, AG 2.30%, 01/10/05	3,000	2,999
Royal Bank of Scotland, PLC 2.34%, 01/31/05	2,000	1,999
◆+ **Sigma Finance, Inc., Section 3c7 / 144A** 2.35%, 01/18/05 2.37%, 01/25/05	2,000 1,000	1,999 1,000
Societe Generale 2.34%, 01/18/05	2,000	2,000
+ **Tenderfoot Seasonal Housing, L.L.C.** Series B 2.47%, 01/07/05	3,000	3,000
WestLB, AG 2.36%, 01/20/05	1,000	1,000
		13,997

Security	Maturity Amount ($ x 1,000)	
Other Investments 15.2% of net assets		
Repurchase Agreements 15.2%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collaterized by U.S. Government Securities with a value of $21,839 2.30%, issued 12/31/04 due 01/03/05	21,411	**21,407**

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
At December 31, 2004, portfolio holdings included restricted and/or illiquid securities as follows:		
The Goldman Sachs Group, Inc. 1.94%, 08/18/04, 02/18/05	1,000	**1,000**

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$118,948
Repurchase agreements, at value	21,407
Interest receivable	151
Prepaid expenses	+ 62
Total assets	**140,568**

The amortized cost of the fund's securities was $140,355. Includes restricted and/or illiquid securities worth $1,000, or 0.71% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $37,014 or 26.35% of the fund's total net assets.

Liabilities

Payables:	
Dividends to shareholders	5
Investment adviser and administrator fees	6
Transfer agent and shareholder service fees	3
Trustees' fees	1
Accrued expenses	+ 66
Total liabilities	**81**

Net Assets

Total assets	140,568
Total liabilities	− 81
Net assets	**$140,487**

Net Assets by Source

Capital received from investors	140,487

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$140,487		140,487		$1.00

Federal Tax Data

Cost basis of portfolio	$140,355

Statement of
Operations

From August 12, 2004 (commencement of operations) through December 31, 2004.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$812**

Expenses

Investment adviser and administrator fees		160
Transfer agent and shareholder service fees		190
Trustees' fees		8
Custodian and portfolio accounting fees		7
Professional fees		11
Registration fees		4
Shareholder reports		60
Other expenses	+	1
Total expenses		441
Expense reduction	−	150
Net expenses		**291**

Increase in Net Assets from Operations

Total investment income		812
Net expenses	−	291
Net investment income		521
Increase in net assets from operations		**$521**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

A reduction of $148 was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 29, 2006, to 0.69% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Statement of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on August 12, 2004, it has no prior report period. All numbers x 1,000.

Operations

	08/12/04–12/31/04
Net investment income	$521
Increase in net assets from operations	**521**

Distributions Paid

Dividends from net investment income	**521**

Transactions in Fund Shares

Shares sold	384,505
Shares reinvested	510
Shares redeemed	+ (244,528)
Net transactions in fund shares	**140,487**

Net Assets

Beginning of period	—
Total increase	+ 140,487
End of period	**$140,487**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current year

Ordinary income	$521
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the investment adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Advisor Cash Reserves
Schwab Government Cash Reserves
Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2004 and the results of its operations, the changes in its net assets and the financial highlights for the period August 12, 2004 (commencement of operations) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Advisor Cash Reserves™

Annual Report
December 31, 2004

charles SCHWAB

In This Report

Schwab Advisor Cash Reserves™
Sweep Shares: **SWQXX**
Premier Sweep Shares: **SWZXX**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

In other positive news, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

One of our more recent decisions was to create this new money fund, Schwab Advisor Cash Reserves. In fact, I am proud to bring you the first annual report for the Fund, which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, please contact your investment advisor to assist you.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the fund. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the fund. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial services industry as a portfolio manager.

The Investment Environment and the Fund

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Schwab Advisor Cash Reserves was launched on August 19, 2004. At that time, interest rates already had been raised twice since June and were expected to continue to rise through the year. During the reporting period we purchased variable rate securities and ended the year with approximately 6% of the portfolio invested in these types of securities. Investing in variable-rate securities in a rising interest rate environment is beneficial because this type of security resets its interest rate frequently, providing the opportunity to capture a rise in market rates. We maintained the fund's weighted average maturity (WAM) at approximately 40 days.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Sweep Shares	Premier Sweep Shares
Seven-Day Yield[1]	1.60%	1.70%
Seven-Day Yield–No Waiver[2]	1.45%	1.45%
Seven-Day Effective Yield[1]	1.61%	1.71%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	35 days
Credit Quality of Holdings % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested from the fund's commencement of operation at August 19, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio (Annualized)	Beginning Account Value at 8/19/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[1] 8/19/04–12/31/04
Schwab Advisor Cash Reserves™				
Sweep Shares				
Actual Return	0.69%	$1,000	$1,004.50	$2.55
Hypothetical 5% Return	0.69%	$1,000	$1,015.90	$2.57
Premier Sweep Shares				
Actual Return	0.59%	$1,000	$1,004.80	$2.18
Hypothetical 5% Return	0.59%	$1,000	$1,016.27	$2.19

[1] Expenses for each share class are equal to that share class' annualized expense ratio, multiplied by the average account value over the period, multiplied by 135 days of the period (from 8/19/04, commencement of operations through 12/31/04), and divided by 366 days of the fiscal year.

Financial Statements

Financial Highlights

Sweep Shares	8/19/04[1]– 12/31/04
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.45[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.69[4]
Gross operating expenses	0.85[4]
Net investment income	1.30[4]
Net assets, end of period ($ x 1,000,000)	1,271

Premier Sweep Shares	8/19/04[1]– 12/31/04
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.48[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	0.59[4]
Gross operating expenses	0.85[4]
Net investment income	1.41[4]
Net assets, end of period ($ x 1,000,000)	2,344

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

- ◆ Asset-backed security
- ✦ Credit-enhanced security
- • Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
68.3%	Fixed-Rate Obligations	2,470,580	2,470,580
5.8%	Variable-Rate Obligations	209,840	209,840
25.8%	Other Investments	932,161	932,161
99.9%	Total Investments	3,612,581	3,612,581
0.1%	Other Assets and Liabilities		2,280
100.0%	Net Assets		3,614,861

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 68.3% of net assets		
Commercial Paper & Other Corporate Obligations 46.8%		
AB Spintab		
2.33%, 02/24/05	3,000	2,990
Alliance & Leicester, PLC, Section 4(2) / 144A		
2.38%, 03/10/05	11,000	10,951
✦ **Allied Irish Banks North America**		
2.26%, 01/06/05	1,000	1,000
◆✦ **Alpine Securitization Corp., Section 4(2) / 144A**		
2.01%, 01/06/05	4,000	3,999
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
2.25%, 02/17/05	4,450	4,437
2.26%, 02/22/05	10,204	10,171
◆✦ **Amsterdam Funding Corp., Section 4(2) / 144A**		
2.38%, 02/14/05	20,000	19,942
✦ **ANZ (Delaware), Inc.**		
2.38%, 02/14/05	6,650	6,631
✦ **ANZ National (Int'l) Ltd.**		
2.31%, 01/14/05	4,000	3,997
◆✦ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.01%, 01/12/05	2,000	1,999
1.97%, 02/24/05	4,000	3,988
2.08%, 03/21/05	5,000	4,977
2.42%, 04/05/05	2,000	1,987
2.18%, 04/14/05	1,000	994
◆✦ **ASAP Funding Ltd., Section 4(2) / 144A**		
2.05%, 01/05/05	2,000	2,000
2.08%, 01/12/05	8,000	7,995
2.26%, 01/24/05	3,000	2,996
2.39%, 01/27/05	2,000	1,997
2.26%, 02/01/05	1,500	1,497
2.27%, 02/03/05	5,000	4,990
2.40%, 03/02/05	5,000	4,980
◆✦ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
2.35%, 01/13/05	4,000	3,997
2.37%, 02/07/05	11,963	11,934
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.98%, 01/03/05	2,000	2,000
1.97%, 01/04/05	6,000	5,999
2.03%, 01/20/05	10,000	9,989
2.04%, 01/21/05	3,000	2,997
2.29%, 02/22/05	4,000	3,987

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.28%, 02/23/05	36,628	36,506
2.58%, 06/01/05	15,000	14,840
Bank of America Corp.		
2.01%, 01/13/05	30,000	29,980
2.01%, 01/19/05	30,000	29,970
2.06%, 01/28/05	13,000	12,980
2.05%, 02/04/05	10,000	9,981
2.27%, 02/17/05	11,000	10,968
2.28%, 02/25/05	1,000	997
2.43%, 03/02/05	15,000	14,939
Bank of Ireland, Section 4(2) / 144A		
2.37%, 03/09/05	4,000	3,982
Bear Stearns Companies, Inc.		
1.98%, 01/10/05	9,000	8,996
2.02%, 01/19/05	3,000	2,997
◆+ **Beta Finance, Inc., Section 3c7 / 144A**		
1.97%, 01/05/05	5,000	4,999
1.99%, 01/05/05	13,000	12,997
2.01%, 01/11/05	1,000	999
2.07%, 01/28/05	1,500	1,498
2.27%, 02/18/05	3,300	3,290
2.17%, 04/13/05	1,500	1,491
+ **CBA (Delaware) Finance, Inc.**		
2.28%, 02/22/05	9,000	8,970
◆ **CC (USA), Inc., Section 3c7 / 144A**		
2.07%, 01/27/05	2,000	1,997
2.27%, 02/16/05	10,000	9,971
2.38%, 03/01/05	4,500	4,482
2.09%, 03/24/05	7,000	6,967
2.17%, 04/13/05	4,000	3,976
Citicorp		
2.37%, 01/31/05	11,000	10,978
2.41%, 03/14/05	53,000	52,747
Citigroup Global Markets Holdings, Inc.		
2.07%, 01/24/05	27,000	26,964
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
2.30%, 01/06/05	5,000	4,998
2.00%, 01/10/05	5,000	4,997
2.01%, 01/10/05	15,000	14,992
2.06%, 01/21/05	5,000	4,994
2.29%, 02/18/05	2,000	1,994
2.51%, 05/10/05	3,234	3,205
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
2.01%, 01/11/05	2,000	1,999
2.02%, 01/12/05	2,000	1,999

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.03%, 01/18/05	1,530	1,529
2.06%, 01/18/05	1,000	999
2.26%, 02/07/05	4,000	3,991
2.28%, 02/16/05	7,000	6,980
2.39%, 02/16/05	4,650	4,636
2.29%, 04/20/05	1,500	1,490
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
2.27%, 01/03/05	15,000	14,998
2.02%, 01/05/05	1,000	1,000
1.99%, 01/06/05	11,000	10,997
2.30%, 01/12/05	10,000	9,993
2.32%, 01/13/05	10,000	9,992
2.31%, 01/14/05	4,500	4,496
2.04%, 01/19/05	2,000	1,998
2.03%, 01/20/05	31,000	30,967
2.36%, 02/04/05	5,000	4,989
DePfa Bank PLC, Section 4(2) / 144A		
2.07%, 01/26/05	5,000	4,993
+ **Deutsche Bank Financial, L.L.C.**		
2.06%, 03/03/05	20,000	19,931
+ **Dexia Delaware L.L.C.**		
2.38%, 02/14/05	10,000	9,971
DnB NOR Bank ASA		
2.25%, 02/14/05	4,500	4,488
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
2.06%, 01/25/05	20,000	19,973
2.29%, 02/15/05	3,000	2,991
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
2.02%, 01/18/05	5,000	4,995
2.04%, 01/21/05	1,000	999
2.06%, 01/25/05	1,000	999
2.39%, 02/11/05	4,450	4,438
2.28%, 02/16/05	1,000	997
2.26%, 02/17/05	3,000	2,991
2.51%, 03/28/05	1,000	994
◆+ **Fairway Finance Co., L.L.C., Section 4(2) / 144A**		
2.32%, 01/06/05	8,000	7,997
2.17%, 04/07/05	4,771	4,744
2.51%, 05/13/05	9,000	8,918
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
2.36%, 01/24/05	3,666	3,660
ForeningsSparbanken AB (Swedbank)		
2.34%, 02/23/05	5,000	4,983

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
2.05%, 01/14/05	3,000	2,998
2.29%, 02/22/05	18,500	18,439
2.38%, 03/01/05	20,000	19,922
General Electric Capital Corp.		
2.00%, 01/06/05	20,000	19,994
2.00%, 01/07/05	35,000	34,988
2.02%, 01/20/05	11,000	10,988
2.03%, 01/21/05	9,500	9,489
2.25%, 02/15/05	15,000	14,958
2.28%, 02/18/05	7,000	6,979
General Electric Capital Services		
2.06%, 01/26/05	25,000	24,964
2.37%, 03/07/05	16,000	15,932
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
2.27%, 01/03/05	20,000	19,997
2.02%, 01/13/05	3,693	3,691
2.26%, 02/14/05	10,000	9,972
◆+ **Grampian Funding, L.L.C., Section 4(2) / 144A**		
1.97%, 01/03/05	17,000	16,998
2.29%, 02/22/05	15,000	14,951
2.35%, 03/02/05	3,000	2,988
2.42%, 03/16/05	8,000	7,961
2.20%, 04/19/05	7,000	6,954
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
2.26%, 02/16/05	2,000	1,994
2.26%, 04/26/05	3,000	2,979
+ **ING (U.S.) Funding, L.L.C.**		
2.05%, 01/24/05	10,000	9,987
2.34%, 02/07/05	9,000	8,978
2.45%, 03/10/05	10,000	9,954
Irish Life & Permanent, PLC, Section 4(2) / 144A		
2.48%, 05/18/05	3,000	2,972
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
2.06%, 03/03/05	15,000	14,948
2.38%, 03/07/05	5,000	4,979
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
2.26%, 01/11/05	35,000	34,978
2.29%, 01/12/05	25,000	24,983
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
2.02%, 01/14/05	25,000	24,982
2.03%, 01/18/05	1,000	999
2.07%, 01/31/05	1,500	1,497
2.29%, 02/15/05	4,000	3,989
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
2.16%, 04/01/05	4,000	3,979
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
2.38%, 02/10/05	14,141	14,104
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
2.00%, 01/05/05	8,000	7,998
2.03%, 01/18/05	2,000	1,998
2.05%, 01/18/05	1,000	999
2.07%, 01/25/05	2,000	1,997
2.26%, 02/15/05	1,000	997
1.95%, 03/01/05	3,000	2,990
2.07%, 03/01/05	18,000	17,939
2.25%, 03/01/05	1,000	996
2.38%, 03/07/05	2,000	1,991
2.17%, 04/06/05	3,000	2,983
2.60%, 06/01/05	4,840	4,788
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
2.26%, 02/15/05	4,000	3,989
◆ **Mane Funding Corp., Section 4(2) / 144A**		
2.40%, 03/07/05	23,000	22,901
◆+ **Mont Blanc Capital Corp., Section 4(2) / 144A**		
2.38%, 02/14/05	1,915	1,909
Morgan Stanley		
2.35%, 01/27/05	45,000	44,924
2.38%, 02/15/05	5,000	4,985
◆ **Newcastle Certificates Program, Section 4(2) / 144A**		
2.04%, 01/21/05	5,000	4,994
◆+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
1.99%, 01/03/05	2,000	2,000
2.03%, 01/18/05	1,000	999
1.95%, 03/02/05	2,000	1,994
+ **Nordea North America, Inc.**		
2.36%, 02/01/05	2,900	2,894
◆ **Park Granada, L.L.C., Section 4(2) / 144A**		
2.04%, 01/19/05	10,000	9,990
2.06%, 01/20/05	1,000	999
2.04%, 01/21/05	5,000	4,994
2.40%, 02/01/05	19,000	18,961
◆+ **Preferred Receivables Funding Corp., Section 4(2) / 144A**		
2.28%, 01/11/05	5,000	4,997
2.30%, 01/11/05	10,000	9,994
2.29%, 01/13/05	10,000	9,992

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Santander Central Hispano Finance (Delaware), Inc.		
2.01%, 01/12/05	2,000	1,999
2.12%, 04/05/05	16,000	15,912
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
2.02%, 01/10/05	1,020	1,019
2.01%, 01/12/05	6,000	5,996
2.02%, 01/18/05	3,000	2,997
2.23%, 01/26/05	7,406	7,395
2.35%, 02/18/05	3,000	2,991
2.14%, 03/23/05	2,000	1,990
2.17%, 03/30/05	1,127	1,121
2.25%, 04/18/05	11,639	11,562
2.27%, 04/26/05	4,371	4,340
2.51%, 05/16/05	14,000	13,870
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
2.02%, 01/14/05	8,000	7,994
2.04%, 01/14/05	5,500	5,496
2.26%, 02/03/05	4,000	3,992
2.27%, 02/17/05	1,000	997
2.44%, 03/01/05	6,500	6,474
2.12%, 03/22/05	4,000	3,981
2.50%, 03/22/05	1,180	1,173
2.52%, 03/24/05	15,000	14,915
2.69%, 06/15/05	5,000	4,939
Skandinaviska Enskilda Banken AB		
1.97%, 01/04/05	4,000	3,999
2.28%, 01/06/05	1,000	1,000
+ Stadshypotek Delaware, Inc., Section 4(2) / 144A		
2.33%, 01/28/05	30,000	29,948
+ Svenska Handelsbanken, Inc.		
2.36%, 02/09/05	2,000	1,995
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
2.36%, 02/01/05	20,000	19,960
2.39%, 02/10/05	15,140	15,100
2.39%, 02/11/05	15,700	15,657
2.39%, 02/16/05	5,022	5,007
◆+ Triple-A One Funding Corp., Section 4(2) / 144A		
2.31%, 01/06/05	3,000	2,999
2.29%, 01/07/05	5,415	5,413
2.30%, 01/10/05	7,502	7,498
2.04%, 01/18/05	5,000	4,995
◆+ Tulip Funding Corp., Section 4(2) / 144A		
1.98%, 01/04/05	10,439	10,438
+ Westpac Capital Corp.		
2.39%, 02/18/05	3,900	3,888
2.44%, 03/09/05	10,000	9,955
+ Westpac Trust Securities NZ		
2.32%, 02/23/05	11,000	10,963
2.41%, 03/08/05	2,000	1,991
2.40%, 03/09/05	10,000	9,955
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.02%, 02/07/05	2,000	1,996
2.18%, 04/11/05	2,835	2,818
◆+ Windmill Funding Corp., Section 4(2) / 144A		
2.02%, 01/05/05	10,000	9,998
2.28%, 01/10/05	6,000	5,997
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
2.25%, 01/05/05	6,517	6,515
2.02%, 01/18/05	17,000	16,984
2.39%, 02/16/05	6,844	6,823
		1,691,880

Certificates of Deposit 20.2%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
American Express Bank FSB		
2.36%, 01/28/05	4,000	4,000
American Express Centurion Bank		
2.25%, 01/04/05	4,000	4,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.26%, 01/11/05	3,000	3,000
2.02%, 03/02/05	25,000	25,000
2.37%, 03/10/05	23,000	23,000
Bank of The West		
2.27%, 01/07/05	17,000	17,000
BNP Paribas		
2.30%, 02/25/05	55,000	55,000
2.43%, 03/08/05	20,000	20,000
2.43%, 03/09/05	26,000	26,000
2.44%, 03/11/05	9,000	9,000
Calyon		
2.35%, 03/04/05	30,000	30,000
Canadian Imperial Bank of Commerce		
2.38%, 02/18/05	3,428	3,423
Citibank, N.A.		
2.31%, 02/24/05	36,000	36,000
2.40%, 03/07/05	22,000	22,000
Credit Suisse First Boston		
2.21%, 01/25/05	26,000	26,000
2.35%, 02/04/05	12,000	12,000
2.40%, 02/25/05	2,000	2,000
Danske Bank A/S		
2.00%, 01/18/05	15,000	15,000

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Dexia Bank Belgium		
2.03%, 01/21/05	23,000	23,000
2.05%, 01/25/05	1,000	1,000
First Tennessee Bank, N.A.		
2.43%, 03/02/05	5,000	5,000
Fortis Bank		
2.33%, 01/24/05	18,000	18,000
2.33%, 01/25/05	2,000	2,000
2.33%, 01/26/05	15,000	15,000
+ **HBOS Treasury Services, PLC**		
2.73%, 06/29/05	5,000	5,000
Landesbank Baden-Wurttenberg		
2.21%, 05/17/05	16,300	16,285
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	5,000	5,000
Lloyds TSB Bank, PLC		
2.04%, 03/01/05	3,000	3,000
2.02%, 03/04/05	20,000	20,000
Nationwide Building Society		
2.38%, 03/08/05	20,000	20,000
2.39%, 03/09/05	4,000	4,000
Nordea Bank Finland, PLC		
2.30%, 02/28/05	30,000	30,000
2.37%, 03/10/05	11,000	11,000
Rabobank Nederland		
2.32%, 02/02/05	20,000	20,000
Royal Bank of Scotland, PLC		
2.38%, 02/23/05	5,000	4,992
Toronto Dominion Bank		
2.32%, 02/02/05	5,000	5,000
2.40%, 03/09/05	3,000	3,000
2.30%, 05/12/05	20,000	20,000
U.S. Bank, N.A.		
2.25%, 01/13/05	1,000	1,000
2.36%, 03/11/05	35,000	35,000
UBS, AG		
2.37%, 02/18/05	15,000	15,000
Unicredito Italiano SpA		
2.02%, 01/19/05	10,000	10,000
2.00%, 02/28/05	23,000	23,000
2.37%, 03/08/05	15,000	15,000
2.70%, 06/24/05	20,000	20,000
Washington Mutual Bank, FA		
1.99%, 01/10/05	5,000	5,000

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wells Fargo Bank, N.A.		
2.05%, 01/31/05	13,000	13,000
2.36%, 01/31/05	30,000	30,000
		730,700

Promissory Notes 0.8%

• **The Goldman Sachs Group, Inc.**		
2.00%, 02/17/05	4,000	4,000
2.01%, 02/24/05	10,000	10,000
2.80%, 06/30/05	15,000	15,000
		29,000

Bank Notes 0.5%

Bank of America, N.A.		
2.42%, 03/03/05	15,000	15,000
Standard Federal Bank, N.A.		
2.38%, 02/11/05	4,000	4,000
		19,000

Variable-Rate Obligations 5.8% of net assets

+ **Abbey National Treasury Services, PLC**		
2.35%, 01/26/05	5,000	4,999
Bayerische Landesbank Girozentrale		
2.34%, 01/31/05	25,000	24,992
+ **Breckenridge Terrace L.L.C.**		
2.47%, 01/07/05	1,000	1,000
+ **Eagle County, Colorado Housing Facilities Revenue Bond**		
(The Tarnes at BC LLC Project B)		
Series 1999		
2.47%, 01/07/05	2,000	2,000
HSH Nordbank, AG		
2.30%, 01/10/05	4,000	3,999
Landesbank Baden-Wurttemberg		
2.35%, 01/20/05	12,000	11,999
2.35%, 01/24/05	20,000	19,994
◆ **Liberty Lighthouse U.S. Capital Co. L.L.C. 4(2) / 144A**		
2.38%, 01/27/05	5,000	4,999
◆+ **Links Finance, L.L.C., Section 3c7 / 144A**		
2.35%, 01/18/05	16,000	15,996
Royal Bank of Scotland, PLC		
2.33%, 01/14/05	35,000	34,995
2.34%, 01/31/05	25,000	24,992

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆✚ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.35%, 01/18/05	23,000	22,995
2.36%, 01/18/05	13,000	12,998
2.37%, 01/25/05	6,000	5,999
Societe Generale		
2.34%, 01/18/05	10,000	9,998
✚ **Tenderfoot Seasonal Housing, L.L.C.**		
Series B		
2.47%, 01/07/05	2,885	2,885
WestLB, AG		
2.36%, 01/20/05	5,000	5,000
		209,840

Security	Maturity Amount ($ x 1,000)

Other Investments 25.8% of net assets

Repurchase Agreements 25.8%

Bear Stearns & Co. Inc.		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $810,901		
2.28%, issued 12/31/04,		
due 01/03/05	795,151	795,000
Credit Suisse First Boston		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $88,906		
2.30%, issued 12/31/04,		
due 01/03/05	61,173	61,161
2.31%, issued 12/17/04,		
due 01/04/05	26,030	26,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by U.S. Government		
Securities with a value of $51,000		
2.28%, issued 12/31/04,		
due 01/03/05	50,010	50,000
		932,161

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At December 31, 2004, portfolio holdings included restricted and/or illiquid securities as follows:		
The Goldman Sachs Group, Inc.		
2.00%, 08/31/04, 02/17/05	4,000	4,000
2.01%, 08/30/04, 02/24/05	10,000	10,000
2.80%, 12/30/04, 06/30/05	15,000	15,000
		29,000

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$2,680,420
Repurchase agreements, at value		932,161
Receivables:		
Interest		2,319
Prepaid expenses	+	606
Total assets		**3,615,506**

Liabilities

Payables:		
Dividends to shareholders		247
Investment adviser and administrator fees		42
Transfer agent and shareholder service fees		78
Trustees' fees		22
Accrued expenses	+	256
Total liabilities		**645**

Net Assets

Total assets		3,615,506
Total liabilities	–	645
Net assets		**$3,614,861**

Net Assets by Source

Capital received from investors	3,614,861

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,271,058		1,271,058		$1.00
Premier Sweep Shares	$2,343,803		2,343,803		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $3,612,581. Includes restricted and/or illiquid securities worth $29,000, or 0.80% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $1,197,738 or 33.13% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$3,612,581

 See financial notes.

Statement of

Operations

From August 19, 2004 (commencement of operations) through December 31, 2004.
All numbers x 1,000.

Investment Income

Interest	**$18,201**

Expenses

Investment adviser and administrator fees		3,296
Transfer agent and shareholder service fees:		
Sweep Shares		1,566
Premier Sweep Shares		2,537
Trustees' fees		30
Custodian and portfolio accounting fees		84
Professional fees		15
Registration fees		13
Shareholder reports		227
Other expenses	+	1
Total expenses		7,769
Expense reduction	−	2,042
Net expenses		**5,727**

Increase in Net Assets from Operations

Total investment income		18,201
Net expenses	−	5,727
Net investment income		12,474
Increase in net assets from operations		**$12,474**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $1,440 from the investment adviser (CSIM) and $566 from from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through April 29, 2006, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.69
Premier Sweep Shares	0.59

This limit excludes interest, taxes and certain non-routine expenses.

Statement of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on August 19, 2004, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		08/19/04–12/31/04
Net investment income		$12,474
Increase in net assets from operations		**12,474**

Distributions Paid

Dividends from net investment income		
Sweep Shares		4,518
Premier Sweep Shares	+	7,956
Total dividends from net investment income		**12,474**

The tax-basis components of distributions are:

Current year	
Ordinary income	$12,474
Long-term capital gains	$—

Transactions in Fund Shares

Shares Sold		
Sweep Shares		3,294,040
Premier Sweep Shares	+	6,173,729
Total shares sold		**9,467,769**
Shares Reinvested		
Sweep Shares		4,349
Premier Sweep Shares	+	7,749
Total shares reinvested		**12,098**
Shares Redeemed		
Sweep Shares		(2,027,331)
Premier Sweep Shares	+	(3,837,675)
Total shares redeemed		**(5,865,006)**
Net transactions in fund shares		**3,614,861**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period		—
Total increase	+	3,614,861
End of period		**$3,614,861**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Notes

Business Structure of the Funds

The fund discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The fund offers two share classes: Sweep Shares and Premier Sweep Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees to affiliates of the Investment Adviser for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Retirement Advantage Money Fund
Schwab Retirement Money Fund
Schwab Advisor Cash Reserves
Schwab Cash Reserves
Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the fund may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through the trust to which the fund belongs, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The fund pays interest on the amount that it borrows at rates that are negotiated periodically. There was no borrowing for the fund during the period.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and net realized capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund or a class are charged directly to the fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Advisor Cash Reserves

In our opinion, the accompanying statement of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Advisor Cash Reserves (one of the portfolios constituting The Charles Schwab Family of Funds, hereafter referred to as the "Fund") at December 31, 2004 and the results of its operations, the changes in its net assets and the financial highlights for the period August 19, 2004 (commencement of operations) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the fund covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
REG31382

Schwab Retirement Advantage Money Fund™
Schwab Retirement Money Fund®

Annual Report
December 31, 2004

charles SCHWAB

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I understand that selecting a financial services company is an important decision you make as an investor and is one that we take very seriously. In fact, we made recent changes that we believe will both improve the quality of service you receive and give you the best value possible. For example, we reduced the average cost of security trades and we also expanded access to high-quality investment products.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. The changes we made last year at Schwab laid a foundation for more improvements this year. We will continue to expand the array of products and services that you are looking for, including new cash management and credit products from the Schwab Bank and new mutual fund products.

During the period since our semi-annual money fund report, I'm happy to announce that Evelyn Dilsaver has been named CEO and President of Schwab Funds®. Although new to the position, Evelyn is no stranger to Schwab Funds, having been an officer in several other capacities at Schwab. Her broad experience in product creation, coupled with a comprehensive understanding of your financial needs, make her the ideal candidate for her new role.

I speak for Evelyn, as well as the rest of the Schwab Funds group, when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can always trust to watch out for their best interests.

This commitment to our shareholders will not change, as nothing is more important to us than your trust. Thank you for investing with us.

Sincerely,

Charles R Schwab

Management's Discussion for the year ended December 31, 2004



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I am very excited about my new role as President and CEO of Schwab Funds®. My experience at Schwab has given me many opportunities to focus on meeting the needs of our clients. This will continue to be my emphasis, and I reiterate what Chuck Schwab noted in his letter, that our goal is to offer you better value and more relevant choices.

When we discuss Schwab Funds with our clients, we often hear that you want to know that you're getting the best value. We find that shareholders may be unaware that some of the Schwab Funds offer additional share classes that carry lower expenses in exchange for higher initial investments of $25,000 or more. I encourage you to review your accounts to see if you are eligible to purchase these money-saving shares. If you would like to learn more about these potentially cost-saving shares, our investment consultants are available to assist you.

I'm pleased to announce that we launched a new sweep money fund last summer—Schwab Cash Reserves—which offers eligible investors lower expenses on a sweep fund. My plan is to build on this legacy of value and continue to offer unique investment solutions to help you meet your financial goals.

I also want to point out that over the past year, the Federal Reserve raised short-term interest rates five times, up to 2.25% at year-end, making yields on the Schwab Funds' money funds more attractive than they were earlier in the year. I'm noting this because, no matter what the economic outlook is, most investors' asset-allocation strategies include a cash component, which offers liquidity and capital preservation that can help to lessen the effect of the market's volatility.

I look forward to serving you in my new role. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Linda Klingman, a vice president of the investment adviser and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.



Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

The Investment Environment and the Funds

2004 started off positively, continuing the encouraging economic trend that was reported toward the end of 2003. Businesses added to their inventories, factory orders rose and production gained some strength. Retail sales continued to rise and higher commodity prices were holding. Mortgage refinancing activity, while still significant, waned as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid gains. In fact, aside from a "soft patch" in early summer, the economy stayed strong throughout 2004.

The firming labor market, as well as steady gains in capital spending, kept the expansion on a self-sustaining path. The caution surrounding the economic outlook and geopolitical environment began to dissipate last spring and firms, unable to continue boosting productivity by restraining hiring, added more than two million new jobs during the year. Moreover, many leading indicators, such as the Institute for Supply Management's business activity surveys, suggested further improvement, while continuing claims for unemployment benefits remained near cyclical lows. In addition, consumer sentiment rebounded, the labor market continued to sustain consumer spending, and corporate liquidity remained positive.

Strong productivity growth and slack in the economy kept a lid on inflation. The Federal Reserve (Fed) began to take the Fed funds rate higher beginning in June amid signs of solidly expanding output and improved hiring. The rate was raised another four times in 2004, ending the year at a moderate 2.25%. The moves had a limited impact on overall economic growth, due primarily to the record-low level of rates from which the hikes began.

Strengthening global demand for oil, particularly in the Pacific Rim, and supply constraints in the wake of the Florida hurricanes drove crude prices to record highs, above $50 per barrel in late October. Since then, crude prices backed off to the mid-$40 range, as supply concerns dissipated and China's economy continues to attempt to engineer a soft landing. Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

Though some pass-through from high oil and commodity prices earlier in the year may hamper growth and stir inflationary pressures, inflation has remained generally benign.

In this type of economic environment, we factored in what the Fed had done and what it was likely to do throughout the year. When the strong employment numbers came in April, adding to the positive news described above, it appeared that short-term interest rates would slowly head higher. And they did, starting in June, causing the money market curve to steepen.

Given the positive news described above, and the strong employment numbers reported in April, it appeared that short-term interest rates would begin to head higher. And they did, as expectations for a Fed rate hike in June caused the money market curve to steepen.

With rates rising, and expected to continue to do so over the course of the year, we increased the funds' position in variable-rate securities. The interest rates on these types of securities reset frequently, which allowed us the opportunity to capture a rise in market rates. We also reduced the funds' weighted average maturities (WAM) from approximately 60 days to 45 days, positioning the funds to benefit from rising rates. This is a similar strategy to that used by our peers, as shortening the WAM enabled money funds to money quickly reinvest at higher rates.

Performance and Fund Facts as of 12/31/04

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate.

	Retirement Advantage Money Fund	Retirement Money Fund
Seven-Day Yield	1.74% [1]	1.58%
Seven-Day Yield–No Waiver	1.61% [2]	n/a
Seven-Day Effective Yield	1.76% [1]	1.60%

The performance data quoted represents past performance. Past performance does not guarantee future results. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Retirement Advantage Money Fund	Retirement Money Fund
Weighted Average Maturity	37 days	40 days
Credit Quality of Holdings % of portfolio	100% Tier 1	100% Tier 1
Minimum Initial Investment [3]	$25,000	$1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund. Portfolio holdings may have changed since the report date.

[1] Fund expenses have been partially absorbed by CSIM and Schwab.

[2] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning July 1, 2004 and held through December 31, 2004.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 7/1/04	Ending Account Value (Net of Expenses) at 12/31/04	Expenses Paid During Period[2] 7/1/04–12/31/04
Schwab Retirement Advantage Money Fund™				
Actual Return	0.49%	$1,000	$1,006.30	$2.47
Hypothetical 5% Return	0.49%	$1,000	$1,022.67	$2.49
Schwab Retirement Money Fund®				
Actual Return	0.66%	$1,000	$1,005.40	$3.33
Hypothetical 5% Return	0.66%	$1,000	$1,021.82	$3.35

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to that funds' annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 366 days of the fiscal year.

Schwab Retirement Advantage Money Fund™

Financial Statements

Financial Highlights

	1/1/04–12/31/04	1/1/03–12/31/03	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00
Per-Share Data ($)					
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00
Income from investment operations:					
Net investment income	0.01	0.01	0.01	0.04	0.06
Less distributions:					
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.95	0.74	1.48	3.96	6.12
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.50	0.50	0.50	0.51[1]
Gross operating expenses	0.63	0.63	0.63	0.66	0.69
Net investment income	0.94	0.75	1.46	3.83	5.96
Net assets, end of period ($ x 1,000,000)	680	766	907	797	647

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

◆ Asset-backed security

✚ Credit-enhanced security

• Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
73.1%	Fixed-Rate Obligations	497,101	497,101
1.8%	U.S. Government Securities	12,000	12,000
17.9%	Variable-Rate Obligations	121,953	121,953
8.1%	Other Investments	54,980	54,980
100.9%	Total Investments	686,034	686,034
(0.9)%	Other Assets and Liabilities		(5,866)
100.0%	Total Net Assets		680,168

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 73.1% of net assets		
Commercial Paper & Other Corporate Obligations 52.6%		
AB Spintab		
2.33%, 02/25/05	5,000	4,982
◆✚ **Alpine Securitization Corp., Section 4(2) / 144A**		
2.01%, 01/06/05	5,000	4,999
◆ **Amstel Funding Corp., Section 4(2) / 144A**		
2.33%, 02/22/05	4,500	4,485
◆✚ **Amsterdam Funding Corp., Section 4(2) / 144A**		
2.38%, 02/14/05	7,359	7,338
✚ **ANZ National (Int'l) Ltd.**		
2.31%, 01/14/05	5,000	4,996
◆✚ **Aquinas Funding, L.L.C., Section 4(2) / 144A**		
2.01%, 01/12/05	2,000	1,999
◆✚ **ASAP Funding Ltd., Section 4(2) / 144A**		
2.27%, 02/03/05	1,000	998
2.40%, 03/02/05	4,000	3,984
◆✚ **Atlantic Asset Securitization Corp., Section 4(2) / 144A**		
2.36%, 01/05/05	2,403	2,402
◆ **Atlantis One Funding Corp., Section 4(2) / 144A**		
1.97%, 01/04/05	7,000	6,999
2.03%, 01/19/05	3,000	2,997
2.28%, 02/23/05	3,000	2,990
2.20%, 04/08/05	2,000	1,988
Bank of America Corp.		
2.01%, 01/13/05	3,000	2,998
2.27%, 02/17/05	12,000	11,965
2.43%, 03/02/05	6,000	5,976
Bank of Ireland, Section 4(2) / 144A		
2.38%, 03/09/05	4,000	3,982
✚ **Barclays U.S. Funding Corp.**		
2.26%, 02/22/05	1,000	997
Bear Stearns Companies, Inc.		
1.98%, 01/10/05	3,000	2,999
2.01%, 01/18/05	5,000	4,995
◆✚ **Beta Finance, Inc., Section 3c7 / 144A**		
1.97%, 01/05/05	1,000	1,000
2.07%, 01/28/05	1,500	1,498
2.27%, 02/18/05	3,000	2,991

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ CBA (Delaware) Finance, Inc.		
2.28%, 02/22/05	1,500	1,495
2.36%, 02/22/05	3,000	2,990
◆ CC (USA), Inc., Section 3c7 / 144A		
2.09%, 03/24/05	3,500	3,483
2.17%, 04/13/05	1,000	994
Citicorp		
2.33%, 02/23/05	2,000	1,993
2.41%, 03/14/05	6,000	5,971
Citigroup Global Markets Holdings, Inc.		
2.07%, 01/24/05	10,000	9,987
2.31%, 01/24/05	3,000	2,996
◆+ Concord Minutemen Capital Co., Section 3c7 / 144A		
2.06%, 01/21/05	2,000	1,998
2.29%, 02/18/05	6,500	6,480
◆+ Crown Point Capital Co., L.L.C., Section 4(2) / 144A		
2.48%, 04/20/05	1,000	993
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A		
1.99%, 01/06/05	11,000	10,997
2.02%, 01/06/05	3,000	2,999
2.32%, 01/13/05	2,000	1,998
2.31%, 01/14/05	1,000	999
DnB NOR Bank ASA		
2.24%, 01/27/05	1,000	998
2.36%, 02/08/05	4,000	3,990
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.29%, 02/15/05	5,000	4,986
◆+ Eiffel Funding, L.L.C., Section 4(2) / 144A		
2.02%, 01/18/05	4,000	3,996
2.26%, 02/17/05	1,000	997
◆+ Fairway Finance Co., L.L.C., Section 4(2) / 144A		
2.03%, 01/20/05	4,000	3,996
◆+ Falcon Asset Securitization Corp., Section 4(2) / 144A		
2.28%, 01/12/05	11,000	10,992
2.33%, 01/14/05	1,895	1,893
ForeningsSparbanken AB (Swedbank)		
2.34%, 02/23/05	4,000	3,986
◆ Galaxy Funding, Inc., Section 4(2) / 144A		
2.04%, 01/21/05	1,000	999
General Electric Capital Corp.		
2.00%, 01/07/05	23,000	22,992
2.28%, 02/18/05	3,000	2,991

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ Giro Funding U.S. Corp., Section 4(2) / 144A		
2.27%, 01/03/05	2,000	2,000
2.02%, 01/13/05	2,000	1,999
2.04%, 01/18/05	4,609	4,605
◆+ Grampian Funding, L.L.C., Section 4(2) / 144A		
1.97%, 01/03/05	2,000	2,000
2.04%, 01/21/05	1,000	999
2.29%, 02/22/05	4,000	3,987
2.42%, 03/16/05	3,000	2,985
◆+ Greyhawk Funding, L.L.C., Section 4(2) / 144A		
2.26%, 02/16/05	2,000	1,994
2.50%, 04/18/05	1,625	1,613
HSBC U.S.A., Inc.		
2.29%, 05/06/05	3,000	2,976
+ ING (U.S.) Funding, L.L.C.		
2.05%, 01/24/05	1,000	999
Irish Life & Permanent, PLC, Section 4(2) / 144A		
2.29%, 05/02/05	1,500	1,489
+ IXIS Commercial Paper Corp., Section 4(2) / 144A		
2.06%, 03/03/05	2,000	1,993
◆+ Jupiter Securitization Corp., Section 4(2) / 144A		
2.29%, 01/12/05	2,105	2,104
◆ K2 (USA), L.L.C., Section 3c7 / 144A		
2.01%, 01/10/05	7,000	6,997
+ KBC Financial Products International, Ltd., Section 4(2) 144A		
2.16%, 04/01/05	5,000	4,973
◆+ Kitty Hawk Funding Corp., Section 4(2) / 144A		
2.04%, 01/19/05	5,000	4,995
◆+ Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A		
2.07%, 01/25/05	6,000	5,992
2.26%, 02/08/05	3,000	2,993
2.25%, 03/01/05	1,000	996
◆ Mane Funding Corp., Section 4(2) / 144A		
2.22%, 01/18/05	3,377	3,373
2.23%, 01/20/05	1,000	999
Morgan Stanley		
2.35%, 01/27/05	3,000	2,995
2.38%, 02/15/05	6,000	5,982
◆ Newcastle Certificates Program, Section 4(2) / 144A		
2.00%, 01/04/05	2,000	2,000
2.02%, 01/07/05	2,000	1,999
2.28%, 02/17/05	1,500	1,496

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A**		
2.01%, 01/10/05	2,000	1,999
2.03%, 01/18/05	1,077	1,076
◆+ **Preferred Receivables Funding Corp., Section 4(2) / 144A**		
2.32%, 01/12/05	6,000	5,996
2.29%, 01/13/05	6,000	5,995
+ **Santander Central Hispano Finance (Delaware), Inc.**		
2.12%, 04/05/05	5,000	4,973
◆+ **Scaldis Capital Ltd., Section 4(2) / 144A**		
2.02%, 01/18/05	1,000	999
2.07%, 01/25/05	3,011	3,007
2.33%, 02/22/05	1,763	1,757
2.14%, 03/23/05	5,978	5,949
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.12%, 03/22/05	1,000	995
+ **Stadshypotek Delaware, Inc., Section 4(2) / 144A**		
2.36%, 02/08/05	5,000	4,988
◆+ **Ticonderoga Funding, L.L.C., Section 4(2) / 144A**		
2.39%, 02/14/05	3,000	2,991
2.42%, 02/25/05	4,489	4,472
◆+ **Triple-A One Funding Corp., Section 4(2) / 144A**		
2.31%, 01/06/05	2,101	2,100
+ **UBS Finance (Delaware) Inc.**		
2.39%, 02/22/05	1,672	1,666
+ **Westpac Capital Corp.**		
2.40%, 03/07/05	3,000	2,987
+ **Westpac Trust Securities NZ Ltd.**		
2.32%, 02/23/05	4,000	3,986
◆ **White Pine Finance, L.L.C., Section 3c7 / 144A**		
2.02%, 02/07/05	4,000	3,992
◆+ **Windmill Funding Corp., Section 4(2) / 144A**		
2.02%, 01/05/05	2,000	2,000
2.41%, 02/23/05	1,908	1,901
◆+ **Yorktown Capital, L.L.C., Section 4(2) / 144A**		
2.02%, 01/14/05	1,000	999
2.02%, 01/18/05	6,000	5,994
		358,102

Certificates of Deposit 19.0%

American Express Centurion Bank		
2.25%, 01/04/05	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Banco Bilbao Vizcaya Argentaria S.A.		
2.02%, 03/02/05	2,000	2,000
2.37%, 03/10/05	8,000	8,000
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	1,000	1,000
BNP Paribas		
2.30%, 02/25/05	6,000	6,000
2.44%, 03/11/05	1,000	1,000
1.50%, 05/06/05	1,000	1,000
Calyon		
2.35%, 03/04/05	3,000	3,000
Citibank, N.A.		
2.31%, 02/24/05	3,000	3,000
2.40%, 03/07/05	5,000	5,000
Credit Suisse First Boston		
2.21%, 01/25/05	3,000	3,000
Danske Bank A/S		
1.95%, 01/05/05	7,000	7,000
2.00%, 01/18/05	3,000	3,000
Deutsche Bank, AG		
1.60%, 05/20/05	3,000	3,000
Dexia Bank Belgium		
2.03%, 01/21/05	3,000	3,000
1.50%, 05/04/05	3,000	3,000
HSH Nordbank, AG		
2.12%, 06/15/05	3,000	3,000
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	4,000	4,000
Nationwide Building Society		
2.38%, 03/08/05	5,000	5,000
Norddeutsche Landesbank Girozentrale		
1.50%, 05/06/05	1,000	1,000
1.51%, 05/13/05	1,000	1,000
1.60%, 05/20/05	2,000	2,000
Nordea Bank Finland, PLC		
2.21%, 01/25/05	2,000	2,000
Royal Bank of Scotland, PLC		
1.75%, 05/27/05	3,000	3,000
2.17%, 07/01/05	3,000	2,999
Skandinaviska Enskilda Banken AB		
2.06%, 01/25/05	4,500	4,500

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Toronto Dominion Bank		
2.40%, 03/09/05	5,000	5,000
2.30%, 05/12/05	1,000	1,000
U.S. Bank, N.A.		
2.25%, 01/13/05	2,000	2,000
2.36%, 03/11/05	2,000	2,000
Unicredito Italiano SpA		
2.02%, 01/19/05	2,000	2,000
2.40%, 02/28/05	6,000	6,000
2.37%, 03/08/05	5,000	5,000
Washington Mutual Bank, FA		
2.01%, 01/19/05	5,000	5,000
Wells Fargo Bank, N.A.		
2.05%, 01/31/05	2,000	2,000
2.36%, 01/31/05	9,000	9,000
Wilmington Trust Co.		
2.26%, 02/08/05	5,000	5,000
		128,999

Promissory Notes 0.9%

• **The Goldman Sachs Group, Inc.**		
1.94%, 02/18/05	6,000	**6,000**

Bank Notes 0.6%

Standard Federal Bank, N.A.		
2.38%, 02/11/05	4,000	**4,000**

U.S. Government Securities 1.8% of net assets

Coupon Notes 1.8%

Fannie Mae		
1.43%, 02/09/05	3,000	3,000
1.35%, 04/28/05	3,000	3,000
1.50%, 05/09/05	3,000	3,000
1.61%, 05/13/05	3,000	3,000
		12,000

Variable-Rate Obligations 17.9% of net assets

Barclays Bank, PLC		
2.32%, 01/18/05	5,000	4,999
2.35%, 01/31/05	14,000	13,996

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Bayerische Landesbank Girozentrale		
2.37%, 01/31/05	4,000	4,000
+ BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama		
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A		
2.47%, 01/07/05	7,800	7,800
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B		
2.47%, 01/07/05	2,005	2,005
BNP Paribas		
2.33%, 01/24/05	7,000	6,998
+ City of New Britain, Connecticut		
GO Series 2000C		
2.47%, 01/07/05	4,200	4,200
Fannie Mae		
1.88%, 01/03/05	3,000	2,999
2.30%, 01/31/05	10,000	9,997
Federal Home Loan Bank		
2.23%, 01/05/05	2,000	1,999
HSH Nordbank, AG		
2.30%, 01/10/05	3,000	2,999
Landesbank Baden-Wurttemberg		
2.37%, 03/04/05	3,000	3,000
+ Loanstar Assets Partners II, L.P.		
2.52%, 01/07/05	5,000	5,000
+ Martinez, California		
M/F Housing Revenue Refunding Bond (Muirwood Garden Apartments) Series 2003A-T		
2.40%, 01/07/05	2,800	2,800
Merrill Lynch & Co, Inc., Section 4(2) / 144A		
2.23%, 01/03/05	5,000	5,000
+ New York City IDA		
Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997		
2.52%, 01/07/05	165	165
+ Palm Springs, California		
COP (Downtown Parking Project) Series 2002A		
2.52%, 01/07/05	8,000	8,000
Royal Bank of Canada		
2.25%, 01/04/05	5,000	5,000
Royal Bank of Scotland, PLC		
2.34%, 01/31/05	5,000	4,999

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Sigma Finance, Inc., Section 3c7 / 144A**		
2.35%, 01/18/05	4,000	4,000
2.36%, 01/20/05	5,000	5,000
2.37%, 01/25/05	3,000	3,000
2.37%, 01/31/05	4,000	3,999
UBS, AG		
2.43%, 01/18/05	5,000	4,999
WestLB, AG		
2.36%, 01/20/05	5,000	4,999
		121,953

Security	Maturity Amount ($ x 1,000)	
Other Investments 8.1% of net assets		
Repurchase Agreements 8.1%		
Credit Suisse First Boston L.L.C Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $56,082, 2.30% issued 12/31/04 due 01/03/05	54,990	**54,980**

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)
At 12/31/04, portfolio holdings included restricted and/or illiquid securities as follows:		
The Goldman Sachs Group, Inc.		
1.94%, 08/18/04, 02/18/05	6,000	**6,000**

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value	$686,034
Receivables:	
Fund shares sold	5,936
Interest	752
Prepaid expenses	+ 35
Total assets	**692,757**

Liabilities

Payables:	
Fund shares redeemed	12,497
Dividends to shareholders	28
Investment adviser and administrator fees	9
Transfer agent and shareholder service fees	8
Trustees' fees	5
Accrued expenses	+ 42
Total liabilities	**12,589**

Net Assets

Total assets	692,757
Total liabilities	− 12,589
Net assets	**$680,168**

Net Assets by Source

Capital received from investors	680,168

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$680,168		680,226		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $686,034. Includes restricted and/or illiquid securities worth $6,000, or 0.88% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $252,240 or 37.08% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$686,034

As of December 31, 2004:

Reclassifications:

Net realized capital gains	$1

Reclassified as:

Capital received from investors	($1)

Statement of
Operations

For January 1, 2004 through December 31 2004. All numbers x 1,000.

Investment Income

Interest		**$10,325**

Expenses

Investment adviser and administrator fees		2,732
Transfer agent and shareholder service fees		1,582
Trustees' fees		27
Custodian and portfolio accounting fees		85
Professional fees		27
Registration fees		46
Shareholder reports		1
Other expenses	+	15
Total expenses		4,515
Expense reduction	–	968
Net expenses		**3,547**

Increase in Net Assets from Operations

Total investment income		10,325
Net expenses	–	3,547
Net investment income		6,778
Increase in net assets from operations		**$6,778**

Unless stated, all numbers x 1,000.

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through April 30, 2005, to 0.49% of average daily net assets. Prior to April 29, 2004, this limit was 0.50%. This limit excludes interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$6,778	$6,574
Increase in net assets from operations	**6,778**	**6,574**

Distributions Paid

Dividends from net investment income	**6,778**	**6,574**

Transactions in Fund Shares

Shares sold	527,193	638,868
Shares reinvested	6,620	6,495
Shares redeemed +	(619,675)	(786,194)
Net transactions in fund shares	**(85,862)**	**(140,831)**

Net Assets

Beginning of period	766,030	906,861
Total decrease +	(85,862)	(140,831)
End of period	**$680,168**	**$766,030**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Current period
Ordinary income	$6,778
Long-term capital gains	$–

Prior period
Ordinary income	$6,574
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes. 15

Schwab Retirement Money Fund®

Financial Statements

Financial Highlights

	1/1/04– 12/31/04	1/1/03– 12/31/03	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	
Income from investment operations:						
Net investment income	0.01	0.01	0.01	0.04	0.06	
Less distributions:						
Dividends from net investment income	(0.01)	(0.01)	(0.01)	(0.04)	(0.06)	
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	
Total return (%)	0.77	0.58	1.30	3.75	5.90	
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.66	0.66	0.68	0.70	0.72[1]	
Gross operating expenses	0.66	0.66	0.68	0.70	0.72	
Net investment income	0.76	0.58	1.28	3.61	5.77	
Net assets, end of period ($ x 1,000,000)	492	578	566	515	399	

[1] The ratio of net operating expenses would have been 0.71% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of December 31, 2004

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Restricted and/or illiquid security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
72.3%	Fixed-Rate Obligations	355,937	355,937
1.6%	U.S. Government Securities	8,000	8,000
19.3%	Variable-Rate Obligations	94,938	94,938
8.7%	Other Investments	42,662	42,662
101.9%	**Total Investments**	**501,537**	**501,537**
(1.9)%	Other Assets and Liabilities		(9,192)
100.0%	**Total Net Assets**		**492,345**

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fixed-Rate Obligations 72.3% of net assets		
Commercial Paper & Other Corporate Obligations 51.6%		
AB Spintab		
2.31%, 01/11/05	1,375	1,374
2.33%, 02/25/05	1,000	996
Alliance & Leicester, PLC, Section 4(2) / 144A		
2.02%, 01/18/05	3,000	2,997
✚ANZ (Delaware), Inc.		
2.26%, 02/14/05	1,000	997
✚ANZ National (Int'l) Ltd.		
2.31%, 01/14/05	5,000	4,996
◆✚Aquinas Funding, L.L.C., Section 4(2) / 144A		
2.01%, 01/12/05	1,000	999
2.18%, 04/14/05	1,000	994
◆✚ASAP Funding Ltd., Section 4(2) / 144A		
2.04%, 01/07/05	3,000	2,999
2.27%, 02/03/05	1,000	998
◆Atlantis One Funding Corp., Section 4(2) / 144A		
2.29%, 02/22/05	1,000	997
2.49%, 03/04/05	1,300	1,294
2.20%, 04/08/05	3,000	2,982
Bank of America Corp.		
2.01%, 01/13/05	2,000	1,999
2.06%, 01/28/05	1,500	1,498
2.28%, 02/25/05	4,000	3,986
Bank of Ireland, Section 4(2) / 144A		
2.38%, 03/09/05	4,000	3,982
✚Barclays U.S. Funding Corp.		
2.26%, 02/22/05	3,000	2,990
Bear Stearns Companies, Inc.		
2.01%, 01/18/05	2,000	1,998
2.02%, 01/19/05	4,000	3,996
◆✚Beta Finance, Inc., Section 3c7 / 144A		
1.97%, 01/05/05	1,000	1,000
2.07%, 01/28/05	1,000	998
✚CBA (Delaware) Finance, Inc.		
2.36%, 02/22/05	4,000	3,986
◆CC (USA), Inc., Section 3c7 / 144A		
2.29%, 02/22/05	2,000	1,993
2.09%, 03/24/05	1,000	995
2.17%, 04/13/05	1,000	994

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ **Chariot Funding, L.L.C., Section 4(2) / 144A**		
2.41%, 01/20/05	4,000	3,995
Citicorp		
2.37%, 01/31/05	2,000	1,996
Citigroup Global Markets Holdings, Inc.		
2.31%, 01/14/05	3,000	2,998
2.31%, 01/24/05	4,000	3,994
◆+ **Concord Minutemen Capital Co., Section 3c7 / 144A**		
2.00%, 01/10/05	4,000	3,998
2.06%, 01/21/05	2,000	1,998
2.29%, 02/18/05	1,000	997
◆+ **Crown Point Capital Co., L.L.C., Section 4(2) / 144A**		
2.04%, 01/18/05	1,000	999
2.48%, 04/20/05	2,000	1,985
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, Section 4(2) / 144A**		
2.02%, 01/06/05	8,000	7,998
2.32%, 01/13/05	2,000	1,998
2.31%, 01/14/05	2,500	2,498
+ **Deutsche Bank Financial, L.L.C.**		
2.06%, 03/03/05	3,000	2,990
DnB NOR Bank ASA		
2.24%, 01/27/05	1,000	998
2.25%, 02/14/05	1,500	1,496
2.64%, 06/09/05	1,500	1,483
◆ **Dorada Finance, Inc., Section 3c7 / 144A**		
2.06%, 01/25/05	3,000	2,996
◆+ **Eiffel Funding, L.L.C., Section 4(2) / 144A**		
2.02%, 01/18/05	1,000	999
2.26%, 02/17/05	2,000	1,994
◆+ **Falcon Asset Securitization Corp., Section 4(2) / 144A**		
2.28%, 01/12/05	5,000	4,997
ForeningsSparbanken AB (Swedbank)		
2.34%, 02/23/05	3,000	2,990
◆ **Galaxy Funding, Inc., Section 4(2) / 144A**		
2.01%, 01/12/05	1,000	999
2.04%, 01/21/05	3,000	2,997
2.07%, 01/27/05	1,000	999
General Electric Capital Corp.		
2.00%, 01/07/05	4,000	3,999
2.04%, 01/19/05	3,000	2,997
2.03%, 01/21/05	5,000	4,994
2.28%, 02/18/05	5,500	5,483
◆ **Giro Funding U.S. Corp., Section 4(2) / 144A**		
2.02%, 01/13/05	1,000	999
2.08%, 01/14/05	1,000	999
2.26%, 02/14/05	3,000	2,992
◆+ **Grampian Funding, L.L.C., Section 4(2) / 144A**		
1.97%, 01/03/05	2,000	2,000
2.29%, 02/22/05	2,000	1,993
2.35%, 03/02/05	1,000	996
◆+ **Greyhawk Funding, L.L.C., Section 4(2) / 144A**		
2.26%, 02/16/05	5,000	4,986
HSBC U.S.A., Inc.		
2.29%, 05/06/05	2,000	1,984
+ **ING (U.S.) Funding, L.L.C.**		
2.05%, 01/24/05	1,000	999
2.45%, 03/10/05	5,000	4,977
Irish Life & Permanent, PLC, Section 4(2) / 144A		
2.29%, 05/02/05	2,000	1,985
+ **IXIS Commercial Paper Corp., Section 4(2) / 144A**		
2.06%, 03/03/05	2,000	1,993
◆+ **Jupiter Securitization Corp., Section 4(2) / 144A**		
2.26%, 01/11/05	5,000	4,997
2.29%, 01/12/05	3,000	2,998
◆ **K2 (USA), L.L.C., Section 3c7 / 144A**		
2.02%, 01/12/05	4,000	3,998
2.02%, 01/14/05	1,000	999
+ **KBC Financial Products International, Ltd., Section 4(2) / 144A**		
2.60%, 06/06/05	2,000	1,978
◆+ **Kitty Hawk Funding Corp., Section 4(2) / 144A**		
2.04%, 01/19/05	5,000	4,995
◆+ **Lexington Parker Capital Co., L.L.C., Section 4(2) / 144A**		
2.26%, 02/08/05	2,000	1,995
1.95%, 03/01/05	3,000	2,991
◆ **Mane Funding Corp., Section 4(2) / 144A**		
2.39%, 02/16/05	3,000	2,991
Morgan Stanley		
2.35%, 01/27/05	3,000	2,995
2.38%, 02/15/05	4,000	3,988
◆ **Newcastle Certificates Program, Section 4(2) / 144A**		
2.28%, 02/17/05	3,500	3,490
2.34%, 02/22/05	1,000	997

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆+ Nieuw Amsterdam Receivables Corp., Section 4(2) / 144A		
2.53%, 03/31/05	3,000	2,981
+ Nordea North America, Inc.		
2.07%, 01/31/05	1,150	1,148
◆+ Preferred Receivables Funding Corp., Section 4(2) / 144A		
2.32%, 01/12/05	4,000	3,997
2.29%, 01/13/05	3,126	3,124
+ Santander Central Hispano Finance (Delaware), Inc.		
2.12%, 04/05/05	3,000	2,984
◆+ Scaldis Capital Ltd., Section 4(2) / 144A		
2.17%, 03/30/05	5,000	4,974
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
2.12%, 03/22/05	3,000	2,986
Skandinaviska Enskilda Banken AB		
1.97%, 01/04/05	1,000	1,000
◆+ Thunder Bay Funding, L.L.C., Section 4(2) / 144A		
2.04%, 01/20/05	1,000	999
◆+ Ticonderoga Funding, L.L.C., Section 4(2) / 144A		
2.39%, 02/14/05	3,000	2,991
2.42%, 02/25/05	6,000	5,978
◆+ Triple-A One Funding Corp., Section 4(2) / 144A		
2.04%, 01/18/05	3,000	2,997
+ UBS Finance (Delaware) Inc.		
2.39%, 02/22/05	2,100	2,093
+ Westpac Capital Corp.		
2.40%, 03/07/05	5,000	4,978
◆ White Pine Finance, L.L.C., Section 3c7 / 144A		
2.02%, 02/07/05	3,000	2,994
◆+ Windmill Funding Corp., Section 4(2) / 144A		
2.02%, 01/05/05	1,000	1,000
2.28%, 01/10/05	5,500	5,497
◆+ Yorktown Capital, L.L.C., Section 4(2) / 144A		
2.25%, 01/05/05	3,000	2,999
		253,938

Certificates of Deposit 19.1%

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
American Express Centurion Bank		
2.25%, 01/04/05	4,000	4,000
Banco Bilbao Vizcaya Argentaria S.A.		
2.37%, 03/10/05	1,000	1,000
Bayerische Landesbank Girozentrale		
1.71%, 05/23/05	1,000	1,000
BNP Paribas		
2.43%, 03/08/05	3,000	3,000
2.44%, 03/11/05	6,000	6,000
1.50%, 05/06/05	2,000	2,000
Calyon		
2.35%, 03/04/05	6,000	6,000
Citibank, N.A.		
2.40%, 03/07/05	5,000	5,000
Credit Suisse First Boston		
2.21%, 01/25/05	5,000	5,000
Danske Bank A/S		
1.95%, 01/05/05	2,000	2,000
2.00%, 01/18/05	1,000	1,000
Deutsche Bank, AG		
1.60%, 05/20/05	2,000	2,000
Dexia Bank Belgium		
2.03%, 01/21/05	4,000	4,000
1.50%, 05/04/05	1,000	1,000
+ HBOS Treasury Services, PLC		
2.73%, 06/29/05	2,000	2,000
HSH Nordbank, AG		
2.12%, 06/15/05	2,000	2,000
Landesbank Hessen-Thuringen Girozentrale		
2.37%, 03/07/05	5,000	5,000
Lloyds TSB Bank, PLC		
2.02%, 03/04/05	2,000	2,000
Norddeutsche Landesbank Girozentrale		
1.51%, 05/13/05	1,000	1,000
1.60%, 05/20/05	2,000	2,000
Nordea Bank Finland, PLC		
2.33%, 02/28/05	2,000	2,000
Royal Bank of Scotland, PLC		
1.75%, 05/27/05	2,000	2,000
2.17%, 07/01/05	2,000	1,999
Skandinaviska Enskilda Banken AB		
2.06%, 01/25/05	2,000	2,000
Toronto Dominion Bank		
2.30%, 05/12/05	2,000	2,000
U.S. Bank, N.A.		
2.36%, 03/11/05	2,000	2,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Unicredito Italiano SpA		
2.02%, 01/19/05	2,000	2,000
2.40%, 02/28/05	3,000	3,000
2.37%, 03/08/05	4,000	4,000
Washington Mutual Bank, FA		
2.01%, 01/19/05	4,000	4,000
Wells Fargo Bank, N.A.		
2.05%, 01/31/05	4,000	4,000
2.36%, 01/31/05	3,000	3,000
Wilmington Trust Co.		
2.26%, 02/08/05	5,000	5,000
		93,999

Promissory Notes 0.8%

• **The Goldman Sachs Group, Inc.**		
1.94%, 02/18/05	4,000	**4,000**

Bank Notes 0.8%

Standard Federal Bank, N.A.		
2.38%, 02/11/05	4,000	**4,000**

U.S. Government Securities 1.6% of net assets

Coupon Notes 1.6%

Fannie Mae		
1.43%, 02/09/05	2,000	2,000
1.35%, 04/28/05	2,000	2,000
1.50%, 05/09/05	2,000	2,000
1.61%, 05/13/05	2,000	2,000
		8,000

Variable-Rate Obligations 19.3% of net assets

Issuer Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Barclays Bank, PLC		
2.32%, 01/18/05	5,000	4,999
2.35%, 01/31/05	6,000	5,998
Bayerische Landesbank Girozentrale		
2.37%, 01/31/05	6,000	6,000
BNP Paribas		
2.33%, 01/24/05	5,000	4,999
+ California Pollution Control Financing Authority Solid Waste Disposable RB (Burr Properties Project) Series 1998B		
2.67%, 01/07/05	1,760	1,760
+ Columbus, Georgia Development Authority Taxable RB (Jay Leasing, Inc. Project) Series 1997		
2.47%, 01/07/05	1,840	1,840
◆ Dorada Finance, Inc., Section 3c7 / 144A		
2.38%, 01/18/05	3,000	3,000
+ Eagle County, Colorado Taxable Housing Facilities RB (BC Housing, L.L.C. Project) Series 1997B		
2.42%, 01/07/05	1,500	1,500
Fannie Mae		
1.88%, 01/03/05	2,000	1,999
2.30%, 01/31/05	10,000	9,997
Federal Home Loan Bank		
2.23%, 01/05/05	3,000	2,999
HSH Nordbank, AG		
2.30%, 01/10/05	2,000	2,000
+ LP Pinewoods SPV		
2.42%, 01/07/05	15,000	15,000
Merrill Lynch & Co, Inc., Section 4(2) / 144A		
2.23%, 01/03/05	5,000	5,000
Royal Bank of Canada		
2.25%, 01/04/05	2,000	2,000
Royal Bank of Scotland, PLC		
2.33%, 01/14/05	5,000	4,999
◆+ Sigma Finance, Inc., Section 3c7 / 144A		
2.35%, 01/18/05	3,000	3,000
2.36%, 01/20/05	5,000	4,999
2.37%, 01/25/05	2,000	2,000
+ Trap Rock Industries, Inc. RB Series 1997		
2.44%, 01/07/05	1,040	1,040
UBS, AG		
2.43%, 01/18/05	5,000	4,999
+ Village of Sturtevant, Wisconsin IDRB (Andis Co. Project) Series 1996B		
2.55%, 01/07/05	810	810
WestLB, AG		
2.36%, 01/20/05	4,000	4,000
		94,938

Security	Maturity Amount ($ x 1,000)	Value ($ x 1,000)

Other Investments 8.7% of net assets

Repurchase Agreements 8.7%

Credit Suisse First Boston LLC.
Tri-Party Repurchase Agreement
Collateralized by U.S. Government
Securities with a value of $43,516
2.30% issued on 12/31/04
due 01/03/05 | 42,671 | **42,662**

End of investments.

Issuer Rate, Acquisition Date, Maturity Date	Face Amount ($ x 1,000)	Cost/ Value ($ x 1,000)

At 12/31/04, portfolio holdings included restricted and/or illiquid securities as follows:

The Goldman Sachs Group, Inc.
1.94%, 08/18/04, 02/18/05 | 4,000 | **4,000**

Statement of
Assets and Liabilities

As of December 31, 2004. All numbers x 1,000 except NAV.

Assets

Investments, at value		$501,537
Receivables:		
Fund shares sold		352
Interest		559
Prepaid expenses	+	60
Total assets		**502,508**

Liabilities

Payables:		
Fund shares redeemed		10,096
Dividends to shareholders		13
Investment adviser and administrator fees		10
Transfer agent and shareholder service fees		7
Trustees' fees		3
Accrued expenses	+	34
Total liabilities		**10,163**

Net Assets

Total assets		502,508
Total liabilities	–	10,163
Net assets		**$492,345**

Net Assets by Source

Capital received from investors	492,345

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$492,345		492,403		$1.00

Unless stated, all numbers x 1,000.

The amortized cost of the fund's securities was $501,537. Includes restricted and/or illiquid securities worth $4,000, or 0.81% of the fund's total net assets. Also, includes other restricted but deemed liquid securities comprised of 144A, section 4(2) and 3c7 securities, worth $179,557 or 36.47% of the fund's total net assets.

Federal Tax Data

Cost basis of portfolio	$501,537

As of December 31, 2004:

Reclassifications:

Net realized capital gains	$1
Reclassified as:	
Capital received from investors	($1)

 See financial notes.

Statement of
Operations

For January 1, 2004 through December 31, 2004. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Interest	**$7,786**

Expenses

Investment adviser and administrator fees		2,084
Transfer agent and shareholder service fees		1,371
Trustees' fees		25
Custodian and portfolio accounting fees		70
Professional fees		26
Registration fees		31
Shareholder reports		13
Other expenses	+	11
Total expenses		**3,631**

Increase in Net Assets from Operations

Total investment income		7,786
Total expenses	−	3,631
Net investment income		4,155
Increase in net assets from operations		**$4,155**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion. These fees are paid to Charles Schwab Investment Mangement, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	1/1/04–12/31/04	1/1/03–12/31/03
Net investment income	$4,155	$3,439
Increase in net assets from operations	**4,155**	**3,439**

Distributions Paid

Dividends from net investment income	**4,155**	**3,439**

Transactions in Fund Shares

Shares sold	321,230	449,661
Shares reinvested	4,104	3,396
Shares redeemed	+ (410,657)	(441,321)
Net transactions in fund shares	**(85,323)**	**11,736**

Net Assets

Beginning of period	577,668	565,932
Total increase or decrease	+ (85,323)	11,736
End of period	**$492,345**	**$577,668**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 12/31/04 are:

Current period

Ordinary income	$4,155
Long-term capital gains	$—

Prior period

Ordinary income	$3,439
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
   Schwab Money Market Fund
   Schwab Government Money Fund
   Schwab U.S. Treasury Money Fund
   Schwab Value Advantage Money Fund
   Schwab Municipal Money Fund
   Schwab California Municipal Money Fund
   Schwab New York Municipal Money Fund
   Schwab New Jersey Municipal Money Fund
   Schwab Pennsylvania Municipal Money Fund
   Schwab Florida Municipal Money Fund
   Schwab Massachusetts Municipal Money Fund
   Schwab Retirement Advantage Money Fund
   Schwab Retirement Money Fund
   Schwab Government Cash Reserves
   Schwab Advisor Cash Reserves
   Schwab Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which the funds belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund buys a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, as required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of:

Schwab Retirement Advantage Money Fund and
Schwab Retirement Money Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Retirement Advantage Money Fund and Schwab Retirement Money Fund (two of the funds constituting The Charles Schwab Family of Funds, hereafter referred to as the "Funds") at December 31, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 14, 2005

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 12/31/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., U.S. Trust, United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems), TrustMark, Inc., All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc; *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise; *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc.; *Since 6/04:* SVP, Charles Schwab Investment Management, Inc.; *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; *Since 6/04:* VP, Chief Investment Officer, Laudus Trust; *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc.; *Until 2002:* VP of Internal Audit, Charles Schwab & Co.; *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc.; *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc.; *Until 12/99:* Chief Financial Officer, Commerzbank Capital Markets; *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	*Since 2/05:* Director, Pacific Life Insurance Company; Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Trustee, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), Laudus Trust, Laudus Variable Insurance Trust; Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Bonds or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Standard & Poor's, Fitch, Inc. and Moody's Investor Service, to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

illiquid securities Securities are generally considered illiquid if they cannot be disposed of promptly (typically within seven days) and in the ordinary course of business at approximately the amount at which a fund has valued the instruments.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity The date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

section 3c7 securities Section 3c7 of the Investment Company Act of 1940 (the "1940 Act") exempts certain issuers from many regulatory requirements applicable to investment companies under the 1940 Act. An issuer whose outstanding securities are exclusively owned by "qualified purchasers" and who is not making or proposing to make a public offering of the securities may qualify for this exemption.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab® Institutional Select® Funds
   Schwab® Institutional Select® S&P 500 Fund
   Schwab® Institutional Select® Large-Cap Value Index Fund
   Schwab® Institutional Select® Small-Cap Value Index Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab California Tax-Free YieldPlus Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812